

11005071



D&B

Decide with Confidence

To be the most trusted source of ***commercial insight*** *so our customers can decide with confidence*





2010 Annual Report

Notice of 2011 Annual Meeting and Proxy Statement

About Dun & Bradstreet® (D&B)

Dun & Bradstreet (NYSE:DNB) is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for 170 years. Our global commercial database as of December 31, 2010 contained more than 188 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which transforms commercial data into valuable insight. This insight is the foundation of our global solutions that customers rely on to make critical business decisions.

D&B provides solution sets that meet a diverse set of customer needs globally. Customers use D&B Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; D&B Sales & Marketing Solutions™ to enhance customers' marketing databases to increase revenue from new and existing customers; and D&B Internet Solutions™ to convert prospects into clients faster by enabling business professionals to research companies, executives and industries. For more information, please visit www.dnb.com.

Financial Highlights

(in millions, except per share data)	Years Ended December 31,				
	2010	2009	2008	2007	2006
Results of Operations[1,2]					
Core Revenue	**$1,643.7**	$1,594.8	$1,596.9	$1,464.4	$1,353.6
Operating Income	**$ 480.8**	$ 490.6	$ 501.1	$ 451.5	$ 419.2
Net Income Attributable to Dun & Bradstreet[3]	**$ 286.3**	$ 288.7	$ 292.5	$ 271.9	$ 256.4
Free Cash Flow	**$ 249.2**	$ 296.2	$ 351.9	$ 304.5	$ 284.2
Per Share Data[1,2]					
Basic Earnings Per Share of Common Stock[3]	**$ 5.71**	$ 5.48	$ 5.34	$ 4.64	$ 4.03
Diluted Earnings Per Share of Common Stock[3]	**$ 5.66**	$ 5.42	$ 5.25	$ 4.54	$ 3.93
Weighted Average Number of Shares Outstanding - Basic	**49.9**	52.3	54.4	58.3	63.2
Weighted Average Number of Shares Outstanding - Diluted	**50.4**	52.9	55.3	59.6	64.8

[1] See "How We Manage Our Business" and "Results of Operations" of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the attached Form 10-K for the year ended December 31, 2010, for a discussion of why the Company uses non-GAAP financial measures.

[2] Results for the years ended December 31, 2008 and previous years have been adjusted to reflect the sale of our Italian real estate business and the classification of that business as discontinued operations.

[3] On a continuing operations basis


D&B

Decide with Confidence

March 23, 2011

Dear Shareholder:

You are cordially invited to attend the 2011 Annual Meeting of Shareholders of The Dun & Bradstreet Corporation on Tuesday, May 3, 2011, at 8:00 a.m. at The Hilton Short Hills, 41 JFK Parkway, Short Hills, New Jersey.

The Notice of Annual Meeting and Proxy Statement accompanying this letter more fully describe the business to be acted upon at the meeting. Our Annual Report on Form 10-K for the year ended December 31, 2010 is also attached.

Pursuant to rules adopted by the U.S. Securities and Exchange Commission we are once again providing to our shareholders access to our proxy materials over the Internet. We continue to believe that this e-proxy process allows us to provide our shareholders with the information they need while lowering printing and mailing costs, reducing the environmental impact of our annual meeting and more efficiently complying with our obligations under the securities laws. On or about March 23, 2011, we mailed to our beneficial shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2011 Proxy Statement and Annual Report and vote online. Registered shareholders will continue to be furnished a printed copy of the Proxy Statement and Annual Report by mail.

Whether or not you plan to attend the meeting, your vote is important. In addition to voting in person, shareholders of record may vote via a toll-free telephone number or over the Internet. Shareholders who received a paper copy of the Proxy Statement and Annual Report by mail may also vote by completing, signing and mailing the enclosed proxy card promptly in the return envelope provided. If your shares are held in the name of a bank, broker or other holder of record, check your proxy card to see which of these options is available to you.

On behalf of our Board of Directors, thank you for your continued support of D&B.

Sincerely,

Sara Mathew
Chairman and Chief Executive Officer

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D&B

Decide with Confidence

Notice of 2011 Annual Meeting of Shareholders

The 2011 Annual Meeting of Shareholders of The Dun & Bradstreet Corporation will be held on Tuesday, May 3, 2011, at 8:00 a.m. at The Hilton Short Hills, 41 JFK Parkway, Short Hills, New Jersey. The purpose of the meeting is to:

1. Elect two Class II directors for a one-year term if Proposal No. 7 (which would eliminate the classification of the Board of Directors in 2012) is approved, or to elect two Class II directors for a three-year term if Proposal No. 7 is not approved;
2. Ratify the appointment of our independent registered public accounting firm for 2011;
3. Re-approve the Company's Covered Employee Incentive Plan, as amended;
4. Hold a shareholder advisory vote on executive compensation (Say on Pay);
5. Hold a shareholder advisory vote on the frequency of Say on Pay voting;
6. Approve the adoption of amendments to our charter to reduce each supermajority shareholder voting requirement to a simple majority requirement;
7. Approve the adoption of amendments to our charter to reorganize the Board of Directors into one class with each director subject to election each year, beginning in 2012; and
8. Transact such other business as may properly come before the meeting. We know of no other business to be brought before the meeting at this time.

Only shareholders of record at the close of business on March 7, 2011, will be entitled to vote at the meeting.

By Order of the Board of Directors,

Jeffrey S. Hurwitz
Senior Vice President, General Counsel and Corporate Secretary

Dated: March 23, 2011

YOUR VOTE IS IMPORTANT

To assure your representation at the Annual Meeting, you are requested to vote your shares as promptly as possible. In addition to voting in person, shareholders of record may vote via a toll-free telephone number or over the Internet as instructed in these materials. If you received the proxy statement by mail, you may also vote by completing, signing and mailing the enclosed proxy card promptly in the return envelope provided. Please note that if your shares are held by a broker, bank or other holder of record and you wish to vote at the meeting, you must obtain a legal proxy from that record holder.

Please note that, with the exception of Proposal Nos. 2, 6 and 7, brokers may not vote your shares in the absence of your specific instructions as to how to vote. Please return your proxy card so your vote can be counted.

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TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

The Board of Directors of The Dun & Bradstreet Corporation is soliciting your proxy for use at the Annual Meeting of Shareholders to be held on May 3, 2011. On or about March 23, 2011, we mailed to our beneficial holders a Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy materials on the Internet, and we mailed to our registered shareholders a printed copy of the proxy materials. Our principal executive offices are located at 103 JFK Parkway, Short Hills, New Jersey 07078-2708, and our main telephone number is 973-921-5500. D&B is listed on the New York Stock Exchange, or NYSE, with the ticker symbol DNB.

Notice of Internet Availability of Proxy Materials

In accordance with the "notice and access" rule adopted by the U.S. Securities and Exchange Commission, or SEC, we are making the proxy materials available to all of our shareholders on the Internet and our beneficial holders will receive a "Notice of Internet Availability of Proxy Materials" containing instructions on how to access our proxy materials and how to vote on the Internet and by telephone. We are mailing to our registered shareholders a printed copy of our proxy materials. If you received a Notice of Internet Availability of Proxy Materials and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice.

Annual Meeting Admission

To attend the Annual Meeting, you will need an admission ticket or other evidence of stock ownership as of the record date, which is March 7, 2011. Only shareholders as of the record date will be entitled to attend the meeting.

Registered shareholders. If you are a registered shareholder and you plan to attend the Annual Meeting in person, please bring your admission ticket attached to the proxy card or other evidence of stock ownership as of the record date.

Beneficial holders. If your shares are held in the name of a bank, broker or other holder of record (in "street name") and you plan to attend the Annual Meeting in person, please bring your Notice of Internet Availability of Proxy Materials or other evidence of stock ownership as of the record date. You may also obtain an admission ticket in advance of the meeting by sending a written request, along with evidence of stock ownership as of the record date, such as a bank or brokerage account statement, to our Corporate Secretary at the address of our principal executive offices noted above. Please make such requests at least two weeks in advance of the Annual Meeting so that we may be able to accommodate your request.

Who Can Vote

Only shareholders of record at the close of business on March 7, 2011 are eligible to vote at the meeting. As of the close of business on that date, there were 49,579,432 shares of our common stock outstanding.

How to Vote

In addition to voting in person at the meeting, shareholders of record can vote by proxy by calling a toll-free telephone number, by using the Internet or, for shareholders who received a printed copy of the proxy materials, by mailing a completed and signed proxy card. The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. Shareholders voting by telephone or the Internet should understand that there may be costs associated with voting in these manners, such as usage charges from telephone companies and Internet service providers, which must be borne by the shareholder.

A proxy that is signed and returned by a shareholder of record without specifications marked in the instruction boxes will be voted in accordance with the recommendations of the Board of Directors, as outlined in this proxy statement. If any other proposals are properly brought before the meeting and submitted to a vote, all proxies will be voted on those other proposals in accordance with the judgment of the persons voting the proxies.

Specific voting instructions are set forth below and can also be found on the Notice of Internet Availability of Proxy Materials and on the proxy card. If you received more than one Notice or proxy card, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions included in each Notice and proxy card to ensure that all of your shares are voted.

Registered Shareholders

Vote by Telephone. Registered shareholders can vote by calling toll-free at 800-690-6903. Voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

Vote on the Internet. Registered shareholders can vote on the Internet at the website *www.proxyvote.com*. As with telephone voting, you can confirm that your instructions have been properly recorded.

Vote by Mail. Registered shareholders can vote by mail by simply indicating your response on your proxy card, dating and signing it, and returning your proxy card in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card to The Dun & Bradstreet Corporation, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717.

Beneficial Holders

If your shares are held in street name, the Notice of Internet Availability of Proxy Materials mailed to you from the organization that is the record owner of your shares contains instructions on how to vote your shares. Beneficial holders that received a printed copy of the proxy materials may complete and mail the proxy card or may vote by telephone or over the Internet as instructed in the proxy card by the organization that is the record owner of your shares. For a beneficial holder to vote in person at the Annual Meeting, you must obtain a legal proxy from the record owner.

Revocation of Proxies

A shareholder of record may revoke a proxy at any time before the vote is taken at the Annual Meeting by sending written notice of the revocation to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708, by submitting another proxy that is properly signed and bears a later date, or by voting in person at the meeting. All properly executed proxies not revoked will be voted at the meeting in accordance with their instructions.

Voting Shares in the D&B Plans

If you are a current or former employee who currently holds D&B shares in your name in our Employee Stock Purchase Plan, or ESPP, or in the D&B Common Stock Fund of our 401(k) Plan or the Moody's Corporation Profit Participation Plan, referred to as the PPP, you are entitled to give voting instructions for the shares held in your account. If you receive a printed copy of the proxy materials by mail, you will receive only one proxy card for all of the D&B shares you hold in the ESPP, 401(k) Plan and PPP. Your proxy card will serve as a voting instruction card for the plans' trustees. However, most active employees who have shares in these plans will receive an e-mail containing instructions on how to access our proxy materials and how to vote such shares on the Internet.

For the 401(k) Plan or the PPP, if you do not vote your shares or specify your voting instructions on your proxy card, the applicable plan's trustee will vote your shares in the same proportion as the shares for which voting instructions have been received from other participants of the 401(k) Plan and PPP, except as otherwise required by law. For the ESPP, the plan's trustee will only submit voting instructions for the shares for which voting instructions have been received. To allow sufficient time for voting by the trustees of the plans, your voting instructions must be received by the applicable trustee by April 28, 2011.

List of Shareholders

The names of registered shareholders of record entitled to vote at the Annual Meeting will be available for inspection at the Annual Meeting and, for ten days prior to the meeting, at the office of our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

Householding Information

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Proxy Statement and Annual Report, unless one or more of the shareholders at that address notifies us that they wish to continue receiving individual copies. We believe this procedure provides greater convenience to our shareholders and saves money by reducing our printing and mailing costs and fees.

If you and other shareholders of record with whom you share an address and last name currently receive multiple copies of our Proxy Statement and Annual Report and would like to participate in our householding program, please contact Broadridge by calling toll-free at 800-542-1061, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you participate in householding and wish to revoke your consent and receive separate copies of our Proxy Statement and Annual Report, please contact Broadridge as described above.

A number of brokerage firms have instituted householding. If you hold your shares in street name, please contact your bank, broker or other holder of record to request information about householding.

Proxy Solicitation

Our directors, officers and employees may solicit proxies on our behalf by communicating with shareholders personally or by telephone, facsimile, e-mail or mail. We have also retained the firm of Morrow & Co., LLC, 470 West Ave., Stamford, Connecticut 06902, to assist in the solicitation of proxies for a fee estimated at $8,500 plus expenses. We will pay all expenses related to such solicitations of proxies. D&B and Morrow & Co. will request banks and brokers to solicit proxies from their customers, where appropriate, and will reimburse them for reasonable out-of-pocket expenses.

Quorum and Voting Requirements

Our bylaws provide that a majority of the shares issued, outstanding and entitled to vote, whether present in person or represented by proxy, constitute a quorum at meetings of shareholders. Abstentions and broker "non-votes" are counted for purposes of establishing a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker has not received instructions from the beneficial owner and does not have discretionary voting power for that particular matter. Brokers are permitted by the NYSE to vote shares without instructions from beneficial owners on routine matters, which includes only Proposal No. 2 (ratification of the appointment of our independent registered public accounting firm for 2011), Proposal No. 6 (adoption of amendments to our charter to reduce each supermajority shareholder voting requirement to a simple majority requirement) and Proposal No. 7 (adoption of amendments to our charter to reorganize the Board of Directors into one class with each director subject to election each year, beginning in 2012), each as discussed below.

This means that for all proposals except Proposal Nos. 2, 6, and 7, brokers may not vote your shares in the absence of your specific instructions as to how to vote. Please return your proxy card so your vote can be counted.

Election of directors (Proposal No. 1) shall be determined by a majority of the voting power present in person or represented by proxy and entitled to vote on the matter. *For purposes of this proposal, a majority of the voting power present means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director.* As a result, shares present in person at the meeting that are not voted for a nominee, shares present by proxy for which the shareholder has abstained from voting for a nominee and shares not voted for a nominee as a result of broker non-votes will not be counted as voting for or against that nominee's achievement of a majority. If a director is not elected, the director shall offer to tender his or her resignation to the Board. The Board Affairs Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board's decision.

Ratification of the appointment of the independent registered public accounting firm (Proposal No. 2), re-approval of The Dun & Bradstreet Corporation Covered Employee Incentive Plan, as amended (Proposal No. 3) and approval of the Company's overall executive compensation programs, policies and procedures (Proposal No. 4) shall each be determined by the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the meeting and entitled to vote on the applicable matter. As a result, shares present in person at the meeting that are not voted for any such matter, shares present by proxy for which the shareholder has abstained from voting for any such matter and broker non-votes, if any, with respect to any such matter will not be counted toward each such matter's achievement of a majority.

With respect to the advisory vote on the frequency of Say on Pay voting (Proposal No. 5), the alternative receiving the greatest number of votes—every year, every two years or every three years—will be considered the frequency recommended by shareholders. As a result, shares present in person at the meeting that are not voted, shares present by proxy for which the shareholder has abstained from voting and broker non-votes, if any, will have no effect on the outcome of this matter.

Approval of the adoption of amendments to our charter to reduce each supermajority shareholder voting requirement to a simple majority requirement (Proposal No. 6), and approval of the adoption of amendments to our charter to reorganize the Board of Directors into one class with each director subject to election each year beginning in 2012 (Proposal No. 7) shall be determined by the affirmative vote of the holders of at least 80% in voting power of all the shares of the Company entitled to vote generally in the election of directors, voting together as a single class. As a result, shares present in person at the meeting that are not voted for any such matter and shares present by proxy for which the shareholder has abstained from voting for any such matter will not be counted toward each such matter's achievement of the required 80% affirmative vote and will have the same effect as votes against the proposal.

Shareholder Account Maintenance

Our transfer agent is BNY Mellon Shareowner Services, or BNY Mellon. All communications concerning accounts of registered shareholders, including address changes, name changes, inquiries as to requirements to transfer shares of our common stock and similar issues, can be handled by contacting BNY Mellon using one of the following methods:

- toll-free at 866-283-6792 for U.S. and Canada holders (International holders dial 201-680-6578; hearing-impaired holders dial 800-231-5469);
- at BNY Mellon's website *www.bnymellon.com/shareowner/isd*; or
- by writing to BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, Pennsylvania 15252.

CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors consists of nine members, all of whom are independent except for our Chairman of the Board and Chief Executive Officer ("Chairman and CEO"), Sara Mathew. The objective of our Board of Directors is to conduct our business activities so as to enhance shareholder value. Our Board of Directors believes that good corporate governance practices support successful business performance and thus the creation of shareholder value. To institutionalize the Board's view of governance, our Board has adopted Corporate Governance Principles. These principles, which were last reviewed in September 2010 and revised in December 2010, cover Board composition and performance (*e.g.*, director independence, qualifications of directors, outside directorships and committee service, selection of director nominees, director orientation and continuing education), the relationship of the Board with senior management (*e.g.*, attendance of non-directors at Board meetings and Board access to senior leadership), Board meetings, Board committee review and management review.

The Board has four standing committees: the Audit Committee, the Board Affairs Committee, the Compensation & Benefits Committee and the Innovation & Technology Committee. Each Board committee has its own charter setting forth its purpose and responsibilities, including, where applicable, those required by the NYSE listing standards. Each of the committees and their charters are described in more detail below.

Our Corporate Governance Principles and the charters of our Audit Committee, Board Affairs Committee, Compensation & Benefits Committee and Innovation & Technology Committee are available in the Investor Relations section of our website (*http://investor.dnb.com*) and are also available in print, without charge, to any shareholder upon request to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

Leadership Structure of the Board. Our Board is currently led by our Chairman and CEO, Sara Mathew. D&B's Board of Directors does not have a policy on whether the roles of Chairman of the Board and CEO should be separate; however, these positions have historically been held by the same person. The Board Affairs Committee of the Board of Directors regularly evaluates governance trends and issues and reports its conclusions to the Board. Specifically, it evaluated the roles of Chairman and CEO in December 2010 and concluded that having a single Chairman and CEO is appropriate for our Company.

Our Board believes that its leadership structure is effective in providing independent oversight of management, including with respect to one of the Board's primary functions—enhancing shareholder value. The Chairman of the Board has neither a greater nor lesser vote on matters considered by the Board than any other director. All directors of our Company are bound by fiduciary obligations, imposed by law, to serve the best interests of our shareholders. Additionally, our Board believes that there are certain efficiencies inherent in having the CEO (who is the person responsible for the day-to-day operations and strategy of the Company) chair the Board of Directors, such as ensuring efficiency and clarity in decision making and ensuring key business issues are brought to the Board's attention.

Our Board of Directors acknowledges that independent Board leadership is important. Accordingly, in August 2010, the Board revised the Company's Corporate Governance Principles to provide for an independent Lead Director to be designated by the Board from time to time. At that time, the Board appointed Christopher J. Coughlin as our first Lead Director. Prior to August 2010, our Corporate Governance Principles provided for an independent Presiding Director, and Michael R. Quinlan served in such role from October 2002 until August 2010.

As with the Presiding Director, the Lead Director (i) presides over the non-management executive sessions of the Board of Directors, (ii) collects feedback from the Board meetings and provides it to the CEO, (iii) may call a meeting of the non-management directors at any time, and (iv) performs such other responsibilities as the

Board may from time to time delegate to assist the Board in performing its responsibilities. However, unlike the Presiding Director whose term was not defined, the Lead Director is appointed to a term of three years, with no limit on the number of terms the Lead Director may serve, either in succession or in the aggregate. We believe a term of three years will provide an opportunity, if appropriate in the discretion of the Board, for rotation of the Lead Director position among the directors. More information relating to Mr. Coughlin's role as Lead Director can be found under the "Board Meetings" section of this proxy statement.

In addition, our Board and committee composition promotes independence and protects against too much power being placed with the Chairman and CEO. All of the Board committees are comprised entirely of independent directors as determined under criteria established by the SEC and NYSE for the applicable committees and as set forth in our Corporate Governance Principles. As a result of this structure, independent directors oversee such critical matters as the integrity of the Company's financial statements, the compensation of executive management (including the CEO), the direction of the Company's innovation and technology strategy, the selection and evaluation of directors and the development and implementation of the Company's corporate governance policies and structures. In addition, eight of the nine members of our Board are independent under the foregoing standards. Our Board believes that its leadership structure enhances the Board's ability to provide insight and direction to management on important strategic initiatives and, at the same time, ensures that the appropriate level of independent oversight is applied to all Board decisions.

The Board's Role in Risk Oversight. The Board provides oversight of risk by directly reviewing strategic risks, as noted below, by delegating matters to and using the expertise of certain of its committees and by receiving reports from such committees. Specifically, the Board has delegated to the Audit Committee, the Innovation & Technology Committee, the Compensation & Benefits Committee and the Board Affairs Committee responsibilities related to risk oversight as described herein.

The Audit Committee is charged with discussing with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies. In addition, the Audit Committee oversees the Company's enterprise risk management annual process. As part of the enterprise risk management annual process to identify and prioritize risks to the Company, management uses the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and segregates risks into four categories based on their nature and/or potential significance—strategic risk, financial risk, operational risk and compliance risk. As noted above, "strategic risks" are discussed with and managed by the entire Board of Directors. The remaining categories of risk are overseen by the Audit Committee, the I&TC, the C&BC or the Board Affairs Committee, depending upon the nature of the risk.

The Audit Committee reviews with the auditors and management the Company's enterprise risk assessment process and risk categories. The Audit Committee reviews with management the risk assessment process, the various enterprise risks, the prioritization of the identified risks and management's mitigation plans. With respect to particular members of management:

- the Leader of Internal Audit and Enterprise Risk Management reports both to the Chief Financial Officer and the Chair of the Audit Committee. The Audit Committee reviews and discusses with the Leader of Internal Audit and Enterprise Risk Management the Company's internal system of audit and financial controls, internal audit plans, and the periodic report of audit activities.
- the Principal Accounting Officer discusses financial controls with the Audit Committee in his capacity as leader of our Sarbanes-Oxley controls.
- the Chief Compliance Officer reports to the General Counsel and provides updates (at least quarterly) to the Audit Committee on compliance risks and controls.

In addition, at least quarterly, the Audit Committee meets privately with the Leader of Internal Audit and Enterprise Risk Management, the Principal Accounting Officer, Chief Financial Officer and the Chief Compliance Officer. Finally, on a quarterly basis management reviews its progress on the testing and mitigation of any identified risks with the Audit Committee.

The Innovation & Technology Committee reviews with management the commercial risks of the Company's technology infrastructure and platforms, including marketplace and financial risk. For example, management reviews with the I&TC the progress of the implementation of our current strategic technology investment, which we announced in February 2010 (our "Strategic Technology Investment"). Upon completion of this initiative, we expect to improve data quality and timeliness, increase the speed of product innovation and significantly reduce technology costs.

The Compensation & Benefits Committee reviews with management the compensation policies and practices of the Company, including those applicable to non-executive officers, to determine the extent to which risks arising from the Company's compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The compensation-related risk analysis considers the major components of compensation at the Company (base salary, cash incentives and equity-based compensation) and how each component may impact risk-taking activity by employees, including how the policies may engender activities that could impact the Company's brand and financial results. Based on this analysis, the C&BC agrees with management that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Periodically, the Board Affairs Committee reviews the Company's policies and programs related to (i) political actions and legislative affairs which could impact our business, (ii) employee health and safety requirements, including the number and nature of claims made against the Company, and (iii) equal employment opportunity requirements, including filing requirements and monitoring the number of claims made.

Each of the Audit Committee, I&TC, C&BC and Board Affairs Committee periodically reports to the full Board on any such matters under review, as appropriate.

Independence of the Board and Committees

Our Corporate Governance Principles require that at least two-thirds of the Board meet the criteria for independence established by the NYSE and applicable laws. After considering all relevant facts and circumstances, our Board has determined that each of its members, except as noted above, Sara Mathew, our Chairman and CEO, is independent under the NYSE listing standards and applicable laws. Our Board has also determined that each member of the Audit Committee, the Board Affairs Committee, the Compensation & Benefits Committee and the Innovation & Technology Committee is independent under the NYSE listing standards and applicable laws (we note that I&TC member independence is not technically required because it is not a NYSE required committee).

Pursuant to NYSE rules, a director is not independent if the director is, or has been within the last three years, an employee of the Company. In addition, for a director to be considered independent, the Board must affirmatively determine that the director has no material relationship with us (either directly or indirectly, such as a partner, shareholder or officer of an organization that has a relationship with us). Our Corporate Governance Principles set forth categorical standards to assist the Board in determining what constitutes a material relationship with us. Generally, under these categorical standards, the following relationships are deemed *not* to be material:

- the director is the beneficial owner of less than five percent of our outstanding equity interests;
- the director is an officer or other employee of an entity, or his or her immediate family member is an executive officer (as defined in Section 303A.02 of the NYSE listing standards) of an entity that, in either case, has received payments from us for property or services or has made payments to us for

property or services and the amount of such payments in each of the last three fiscal years is less than the greater of $1 million, or 2% of the entity's consolidated gross revenues (as such term is construed by the NYSE for purposes of Section 303A.02(b)(v));

- the director is a director or officer of an entity that is indebted to us, or to which we are indebted, and the total amount of indebtedness is less than 2% of the total consolidated assets of such entity as of the end of the previous fiscal year;
- the director, or any entity in which the director is an equity owner, director, officer or other employee, has obtained products or services from us on terms generally available to our customers for such products or services; or
- the director is an officer, trustee, director or is otherwise affiliated with a tax-exempt organization and we made, within the preceding three fiscal years, contributions in any fiscal year that were less than the greater of (i) $1 million, or (ii) 2% of the tax-exempt organization's consolidated gross revenues (as such term is construed by the NYSE for purposes of Section 303A.02(b)(v)), based upon the tax-exempt organization's latest publicly available information.

The Board retains the sole right to interpret and apply the foregoing standards in determining the materiality of any relationship. Also, in determining the independence of our directors, the Board considers the tenure of each director.

Board Meetings

Our Board held 11 meetings in 2010, with no director attending fewer than 75% of the aggregate number of meetings of the Board and of the Committees of the Board on which he or she served.

The Chairman of the Board drafts the agenda for each Board meeting and distributes it to the Board in advance of each meeting. Each Board member is encouraged to suggest items for inclusion on the agenda.

Information and data that are important to the Board's understanding of the business and of scheduled agenda items are distributed sufficiently in advance of each Board meeting to give the directors a reasonable opportunity for review. Generally, directors receive Board materials no fewer than three days in advance of a meeting.

Our non-management directors meet in regularly scheduled executive sessions without members of management. Our Lead Director, Christopher J. Coughlin, presides over executive sessions of the Board. In the event of Mr. Coughlin's absence from any executive session, the Chairman of the Board will designate a substitute Lead Director. Mr. Coughlin has served as the Lead Director since August 2010. Prior to that time Michael R. Quinlan served as our independent Presiding Director from October 2002 until August 2010 and in such capacity, Mr. Quinlan presided over executive sessions of the Board. The non-management directors held five executive sessions of the Board in 2010. More information relating to Mr. Coughlin's responsibilities as Lead Director can be found under the "Leadership Structure of the Board" section of this proxy statement.

Committees and Meetings

The table below provides the current membership information and number of meetings for each of the Innovation & Technology Committee, Audit Committee, Board Affairs Committee and Compensation & Benefits Committee.

Name	Innovation & Technology	Audit	Board Affairs	Compensation & Benefits
Austin A. Adams	X	X		
John W. Alden			X*	X
Christopher J. Coughlin		X		X
James N. Fernandez (1)		X*	X	
Sandra E. Peterson	X*		X	
Michael R. Quinlan			X	X*
Naomi O. Seligman	X	X		
Michael J. Winkler	X			X
Committee Meetings held in 2010	3	6	3	7

* Committee Chair

(1) Mr. Fernandez was appointed Chairman of our Audit Committee effective August 3, 2010, replacing Mr. Coughlin, who was appointed Lead Director.

The Audit Committee. Under the terms of its Charter, the Audit Committee's primary function is to appoint annually the independent registered public accounting firm and to assist the Board in the oversight of: (1) the integrity of our financial statements, (2) the independent registered public accounting firm's qualifications and independence, (3) the performance of our internal audit function and independent registered public accounting firm, and (4) our compliance with legal and regulatory requirements. The Report of the Audit Committee can be found under the "Audit Committee Information" section of this proxy statement.

Our Board has reviewed the qualifications and experience of each of the Audit Committee members and determined that all members of the Audit Committee are "financially literate" as defined by the NYSE listing standards.

Our Board has also determined that Christopher J. Coughlin and James N. Fernandez each qualify as an "audit committee financial expert" as that term has been defined by the rules of the SEC and have "accounting or related financial management expertise" within the meaning of NYSE listing standards.

The Board Affairs Committee. Under the terms of its Charter, the Board Affairs Committee's primary responsibilities include: (1) identifying individuals qualified to become Board members, (2) recommending candidates to fill Board vacancies and newly created director positions, (3) recommending whether incumbent directors should be nominated for reelection to the Board upon expiration of their terms, (4) developing and recommending to the Board a set of corporate governance principles applicable to the Board and our employees, and (5) overseeing the evaluation of the Board.

In accordance with our Corporate Governance Principles and the Board Affairs Committee Charter, the Board Affairs Committee oversees the entire process of selection and nomination of Board nominees, including screening candidates for directorships in accordance with the Board-approved criteria described below. The Committee, with input from the Chairman of the Board, will identify individuals believed to be qualified to become Board members. The Committee solicits candidates from its current directors and, if deemed appropriate, retains for a fee, a third-party search firm to identify and help evaluate candidates. The Committee will recommend candidates to the Board to fill new or vacant positions based on such factors as it deems appropriate, including independence, professional experience, personal character, diversity, outside commitments (*e.g.*, service on other Boards) and particular areas of expertise—all within the context of the needs of the Board. The Committee does not use a formula for these factors, including diversity, but instead applies its judgment based on the needs of the Company.

The Board Affairs Committee will also consider nominees recommended by our shareholders. Any shareholder wishing to propose a nominee for consideration by the Board Affairs Committee may nominate persons for election to the Board of Directors if such shareholder complies with the notice procedures set forth in our bylaws and summarized under the "Shareholder Proposals for the 2012 Annual Meeting" section of this proxy statement. The Committee uses the same criteria described above to evaluate nominees recommended by our shareholders.

No individuals were proposed for nomination by any shareholders in connection with this proxy statement or the 2011 Annual Meeting of Shareholders.

The Compensation & Benefits Committee. Under the terms of its Charter, the primary function of the Compensation & Benefits Committee, or C&BC, is to discharge the Board's responsibilities relating to compensation of our Chairman and CEO and our other executive officers. Among other things, the C&BC: (1) evaluates the CEO's performance and reviews with the CEO the performance of other executive officers, (2) establishes and administers our policies, programs and procedures for compensating our executive officers, (3) has oversight responsibility for the administration of our employee benefits plans, and (4) oversees the evaluation of management. The C&BC may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee or, to the extent otherwise permitted by applicable plans (including employee benefits plans subject to ERISA), laws or regulations (including NYSE listing standards), to any other body, individual or management.

The C&BC has appointed the following committees comprised of employees of the Company to perform certain settlor, fiduciary and administrative responsibilities for our employee benefit plans:

- The Plan Benefits Committee, which severally with the C&BC has settlor powers with respect to employee benefit plans, except that the Plan Benefits Committee cannot take any action with respect to an employee benefit plan or create or terminate an employee benefit plan if it would result in an annual financial impact to the Company of greater than $1 million. In addition, the Plan Benefits Committee does not have any fiduciary responsibilities, which are solely within the province of the Qualified Plan Investment Committee and the Plan Administration Committee;
- The Qualified Plan Investment Committee, which severally with the C&BC has certain fiduciary and administrative powers under the employee benefit plans with respect to the plans' investments and the financial performance of the plans' assets; and
- The Plan Administration Committee, which severally with the C&BC has fiduciary and administrative powers under the employee benefit plans to implement and maintain the administrative and claims procedures for the plans.

The C&BC may also delegate to our CEO the authority to make limited grants under our equity compensation plans to non-executive officers. A detailed description of our processes and procedures for the determination of compensation for our executive officers and directors, including the role of the C&BC, our independent compensation consultant and our Chairman and CEO in determining or recommending the amount or form of compensation, is included in the "Compensation Discussion & Analysis" section of this proxy statement.

The C&BC has retained the services of an independent third-party compensation consultant. The mandate to the consultant is to work for the C&BC in connection with its review of executive and director compensation practices, including the competitiveness of executive pay levels, executive incentive design issues, market trends in executive compensation, and technical considerations. The nature and scope of services rendered by the consultant on the C&BC's behalf is described below:

- Competitive market pay analyses for executive positions, proxy data studies, Board of Director pay studies, dilution analyses, and market trends in executive and non-employee director compensation;

- Ongoing support with regard to the latest relevant regulatory, governance, technical, and/or financial considerations impacting executive compensation and benefit programs;
- Assistance with the design of executive compensation or benefit programs, as needed; and
- Preparation for and attendance at selected management, C&BC or Board meetings.

On February 1, 2010, Hewitt Associates completed the partial spin-off of its executive compensation consulting business in North America into Meridian Compensation Partners ("Meridian"). At that time, the Company's third party executive compensation consultant left Hewitt Associates to become a partner in Meridian. Beginning February 1, 2010, therefore, the C&BC's consultant became Meridian Compensation Partners. Meridian's services to the Company are limited exclusively to executive and director compensation consulting. The C&BC evaluates the consultant periodically and has the final authority to hire and terminate the consultant.

In January 2010, prior to the partial spin-off, the C&BC used Hewitt Associates as its executive compensation consultant. Since Hewitt Associates also performed other non-executive compensation consulting services for the Company during 2010, we are required to disclose associated fees. Executive compensation consulting fees for January were $10,536. Fees paid to Hewitt during 2010 for non-executive compensation consulting services totaled $ 2,073,431 and covered retirement, pension trust, health and welfare, communications, and international compensation and benefits.

The Innovation & Technology Committee. Under the terms of its Charter, the primary function of the Innovation & Technology Committee, or I&TC, is to review our approach to information technology and innovation, including: (1) reviewing the information technology platforms required to enable customer centric innovation, cost effective organic growth and competitive advantage with respect to M&A opportunities, (2) reviewing the process and approach required to drive product innovation such as customer research, design and product development to enable customer success, (3) advising the innovation and technology senior management team as may be needed in connection with the Committee's duties and responsibilities outlined above, and (4) assisting the Board of Directors in fulfilling its oversight responsibilities regarding the Company's information technology and innovation. In addition, the I&TC reviews with management the commercial risks of the Company's technology infrastructure and platforms, including marketplace and financial risks, and plays a critical role in overseeing our Strategic Technology Investment. The I&TC may also delegate all or a portion of its duties and responsibilities to a subcommittee or, to the extent otherwise permitted by applicable laws or regulations, to any other body, individual or management.

Communications with the Board and Audit Committee

We have a process in place that permits shareholders and other interested persons to communicate with our Board of Directors through its Lead Director, Christopher J. Coughlin, and with the Audit Committee through its Chair, James N. Fernandez. To report complaints about our accounting, internal accounting controls or auditing matters, shareholders and other interested persons should write to the D&B Audit Committee Chair, care of our third party compliance vendor, at: AlertLine Global Compliance, 13950 Ballantyne Corporate Place, Suite 300, Charlotte, North Carolina 28277. To report all other concerns to the non-management directors, shareholders and other interested persons should write to the Lead Director of the D&B Board, care of AlertLine Global Compliance at the address noted above. Communications that are not specifically addressed will be provided to the Lead Director of our Board. Concerns can be reported anonymously by not including a name and/or contact information, or confidentially by marking the envelope containing the communication as "Confidential." Copies of all communications will be simultaneously provided to our compliance officer unless marked "Confidential." These instructions can also be found in the Corporate Governance information maintained in the Investor Relations section of our website (*http://investor.dnb.com*).

Attendance at Annual Meetings

We expect directors to be available to attend our Annual Meeting of Shareholders. All directors attended our 2010 Annual Meeting, with the exception of Sandra E. Peterson and Christopher J. Coughlin who both had scheduling conflicts.

Service on Multiple Audit Committees

Our Corporate Governance Principles prohibit our Audit Committee members from serving as members of more than two other public company audit committees without the Board's approval. Any determination by the Board approving of service on more than two other public company audit committees will be disclosed in our annual proxy statement. No Audit Committee member currently serves on more than one other audit committee of a public company.

Transactions with Related Persons

There are no reportable transactions pursuant to this requirement.

Procedures for Approval of Related Persons Transactions

Our Board of Directors recognizes that related persons transactions present a heightened risk of conflicts of interest and therefore has adopted a written policy to be followed in connection with all related persons transactions involving D&B.

Under this policy, the Board has delegated to the Board Affairs Committee the responsibility for reviewing certain related persons transactions in excess of $120,000, in which the related person may have a direct or indirect interest. The Board has empowered our General Counsel to review all related persons transactions in excess of $120,000. Our General Counsel will refer to the Board Affairs Committee those transactions in which the related person may have a direct or indirect material interest. For purposes of this policy, a transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

In approving related persons transactions, the Board Affairs Committee shall determine whether each related persons transaction referred to the Committee was the product of fair dealing and whether it was fair to D&B.

Under this policy, we remind our directors and executive officers of their obligation to inform us of any related persons transaction and any proposed related persons transaction. In addition, we review our records and inquire of our directors and executive officers to identify any person who may be considered a related person. Using this information, we search our books and records for any related persons transactions that involved amounts, individually or in the aggregate, that exceed $120,000.

Promoters and Control Persons

There are no reportable transactions pursuant to this requirement.

Compensation Committee Interlocks and Insider Participation

None of the members of our C&BC are, or have been, an employee or officer of D&B. During fiscal year 2010, no member of our C&BC had any relationship with D&B requiring disclosure under Item 404 of Regulation S-K, the SEC rule regarding disclosure of related person's transactions. During fiscal year 2010, none of our directors or executive officers served on the compensation committee or equivalent or board of directors of another entity whose executive officer(s) served as a director of D&B or a member of our C&BC.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers and employees (including our chief executive officer, chief financial officer and principal accounting officer) and have posted the Code of Conduct in the Investor Relations section of our website (*http://investor.dnb.com*). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K, if any, relating to amendments to or waivers from any provision of our Code of Conduct applicable to our chief executive officer, chief financial officer and principal accounting officer by posting this information on our website.

Our Code of Conduct is also available in print, without charge, to any shareholder upon request to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

COMPENSATION OF DIRECTORS

Overview of Non-employee Director Compensation

For 2010, our non-employee directors' total compensation program consisted of both cash and equity-based compensation awards as follows:

- Annual cash retainer of $50,000;
- Additional annual cash retainer for the Lead Director and each committee chairperson of $15,000; and
- Annual equity grant of restricted stock units with a value of approximately $120,000 that vest in full on the earlier of (i) the third anniversary of the date of grant or (ii) upon separation of service from the Board of Directors for any reason, and are payable in shares of our common stock upon vesting. The number of units is based on the mean of the high and low trading prices of our common stock on the date of grant.

Cash compensation is paid in semi-annual installments on the first business day in March and July of each year. No separate fees are paid for attendance at Board or Committee meetings. The annual equity grant is made at the beginning of the year, typically early February, five business days after the release of the Company's year-end earnings statement.

In addition, non-employee directors may elect to defer all or a portion of their annual cash retainer and/or Lead Director/committee chairperson cash retainer into our non-employee directors' deferred compensation plan. Directors who defer their cash retainers into the D&B Common Stock Fund under the plan receive a 10% premium payment credited to their account. This premium vests in three years provided that the director does not transfer the underlying deferred amounts out of the stock fund prior to vesting.

Upon joining the Board, each new non-employee director receives a one-time stock option grant with a grant value of approximately $35,000. The number of options is based on a modified Black-Scholes methodology. These stock options vest in full one year from the date of grant.

In 2010, exclusive of the 10% premium, the total compensation paid to each of our non-employee directors was approximately $170,000. Each non-employee director who served as a committee chairperson received an additional $15,000. Mr. Coughlin, our current Lead Director and former Audit Committee Chairman, received in 2010 a pro rata portion of each of the committee chairperson retainer and Lead Director retainer for the portion of the year that he fulfilled each role. In 2010, about two-thirds of the total compensation for each director was paid in the form of equity (exclusive of the 10% premium). This ratio ensures that the interests of directors are aligned with those of our shareholders and underscores the Board's commitment that its non-employee directors have a significant stake in the success of D&B.

Non-employee directors are also provided with the following benefits:

- Reimbursement for reasonable company-related travel;
- Director continuing education and other expenses;
- Travel accident insurance when traveling on company business;
- Personal liability insurance; and
- Participation in our charitable matching gift program of up to $4,000 per calendar year.

Only non-employee directors receive compensation for serving on the Board. Directors who are also employees receive no additional compensation for their service as directors.

External Benchmarking of Non-employee Director Compensation

An annual review of our non-employee directors' compensation program was conducted by our independent third-party compensation consultant, Meridian Compensation Partners, retained by the C&BC. The review was completed to ensure that the non-employee directors' compensation program is competitive with current market practice and trends, is consistent with the principles of good governance, and is aligned with the interests of shareholders. The analysis compared our non-employee director compensation to that of essentially the same group of companies used for our executive pay analysis. As a result of our annual review and based on the C&BC's recommendation, the Board determined that beginning in 2011 the following changes will be made to the total compensation program for our non-employee directors:

- An increase in the annual cash retainer for all non-employee directors from $50,000 to $70,000; and
- An increase in the annual cash retainer for the Lead Director and committee chairpersons from $15,000 to $20,000.

In making its recommendation, the C&BC noted that the level of non-employee director compensation had not been revised for seven years, since 2004. These changes allowed the level of total compensation provided to our non-employee directors to be positioned more competitively relative to the benchmarked peer group described below in our "Compensation Discussion & Analysis" under "External Benchmarking." Rather than recommend minor adjustments each year to keep pace with market changes, the C&BC's goal is to ensure a competitive level of pay over time.

Stock Ownership Guidelines

Non-employee directors are required to hold 50% of all shares and restricted stock units obtained through the non-employee director compensation program throughout their tenure as directors of D&B, including net shares acquired upon the exercise of stock options. These guidelines further align the interests of directors and shareholders.

The following table summarizes the compensation paid to our non-employee directors in 2010:

Non-employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2) (3)	All Other Compensation ($) (4) (5)	Total ($)
Austin A. Adams	50,000	119,989	6,227	176,216
John W. Alden	65,000	119,989	9,893	194,882
Christopher J. Coughlin	65,000	119,989	20,441	205,430
James N. Fernandez	56,155	119,989	19,574	195,718
Jonathan J. Judge (6)	50,000	119,989	3,467	173,456
Victor A. Pelson (7)	17,127	119,989	11,606	148,722
Sandra E. Peterson	65,000	119,989	10,893	195,882
Michael R. Quinlan	65,000	119,989	33,906	218,895
Naomi O. Seligman	50,000	119,989	7,705	177,694
Michael J. Winkler	50,000	119,989	18,872	188,861

(1) In addition to the $50,000 annual cash retainer, the following non-employee directors earned fees for serving as Lead Director or Committee Chairperson: Mr. Alden—$15,000 (for serving as Chair of the Board Affairs Committee); Mr. Coughlin—$15,000 (for serving as Chair of the Audit Committee from January through July and as Lead Director from August through December); Mr. Fernandez —$6,155 (for serving as Chair of the Audit Committee from August through December); Ms. Peterson—$15,000 (for serving as Chair of the I&TC); and Mr. Quinlan—$15,000 (for serving as Chair of the C&BC).

(2) Amounts shown represent the aggregate grant date fair value. For more information on how we value stock-based awards for directors, which is similar to our valuation for our employees (including all assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal year ended December 31, 2010.

(3) Each non-employee director was granted 1,701 restricted stock units, or RSUs, on February 11, 2010. In addition, the following four non-employee directors received RSUs reflecting payment of a dividend equivalent in units on RSUs whose restrictions had lapsed:

	Date	Number of RSUs
John W. Alden	05/02/2010	15
	07/02/2010	13
Jonathan J. Judge	10/18/2010	75
Victor A. Pelson	05/02/2010	15
	05/04/2010	76
Sandra E. Peterson	05/02/2010	15
	07/02/2010	13

The per share grant date fair value is equal to the mean of the high and low trading prices of D&B stock on the NYSE as of the date of grant. On February 11, 2010, the per share grant date fair value was $70.54. Therefore, excluding dividend equivalent units, the total full fair value for RSUs granted to each non-employee director in 2010 was approximately $120,000. These RSUs vest in full on the third anniversary of the date of grant or at the director's termination of service, whichever is earlier. Dividend equivalent units vest in full when the restrictions on the corresponding RSUs lapse. The timing of the RSU grants was consistent with our practice since 2003 to have annual grants of equity to directors reviewed by the C&BC and approved by the Board at the first meeting of the year and to set the grant date associated with equity as five business days after our annual earnings release. The value of the dividend equivalent units is reported in the "All Other Compensation" column. The amount for each non-employee director represents the value of all dividend equivalent units credited in 2010.

(4) All current non-employee directors, other than Messrs. Adams and Alden and Ms. Seligman, elected to defer all or a portion of their 2010 cash retainers into the D&B Common Stock Fund under our non-employee directors' deferred compensation plan. The directors received a 10% premium on such deferred amounts. The 10% premiums are credited as additional deferrals under the D&B Common Stock Fund and vest on the third anniversary of the deferral; provided that none of the related deferred amounts are removed from the fund prior to this time. For the non-employee directors who elected to defer amounts into the D&B Common Stock Fund, the 10% premium was: Messrs. Coughlin and Quinlan—$6,500 each; Ms. Peterson—$5,000; and Messrs. Fernandez and Winkler—$5,000 each.

(5) In addition, amounts shown for Messrs. Alden, Coughlin, Fernandez, Quinlan and Winkler include matching gifts of $4,000 each, made pursuant to the D&B Corporate Giving Program available to all of our employees and non-employee directors. In addition, a special donation of $10,000 to a charitable organization of his choice was made by the Company on behalf of Mr. Pelson in recognition of his eleven years of service as a non-employee director.

(6) Mr. Judge terminated his service as a non-employee director on October 18, 2010.

(7) Mr. Pelson terminated his service as a non-employee director on May 4, 2010.

As of December 31, 2010, the aggregate number of stock awards (including units held in the D&B Common Stock Fund under our non-employee directors' deferred compensation plan, legacy deferred performance shares and legacy phantom stock) and stock options outstanding for each non-employee director was as follows:

Equity Awards Outstanding as of December 31, 2010

Non-employee Director	Stock Awards (#)	Option Awards (#)
Austin A. Adams	5,093	4,015
John W. Alden	3,900	9,752
Christopher J. Coughlin	9,856	11,325
James N. Fernandez	10,956	11,325
Jonathan J. Judge	—	—
Victor A. Pelson	283	20,787
Sandra E. Peterson	7,144	14,252
Michael R. Quinlan	30,395	27,624
Naomi O. Seligman	5,358	20,787
Michael J. Winkler	10,479	8,546

AUDIT COMMITTEE INFORMATION

Report of the Audit Committee

The Board of Directors has determined that each member of the Audit Committee is "independent" within the meaning of the SEC regulations and the NYSE listing standards. The Audit Committee selects our independent registered public accounting firm. Management has the primary responsibility for our financial reporting process, including our system of internal controls, and for the preparation of consolidated financial statements in compliance with generally accepted accounting principles, applicable laws and regulations. Our independent registered public accounting firm is responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board and expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States and the effectiveness of internal control over financial reporting. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures.

Management has represented to the Audit Committee that our financial statements were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accounting firm in the course of performing its oversight role.

The Audit Committee has reviewed and discussed with management and our independent registered public accountant, PricewaterhouseCoopers LLP, the Company's Annual Report on Form 10-K, which includes the Company's audited consolidated financial statements for the year ended December 31, 2010.

The Audit Committee has discussed with PricewaterhouseCoopers LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Audit Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP, required by the applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP their independence from the Company and management.

The Audit Committee met regularly with the Leader of Internal Audit and Enterprise Risk Management, Principal Accounting Officer, Chief Financial Officer, Chief Compliance Officer and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the SEC.

Audit Committee

James N. Fernandez, *Chairman*
Christopher J. Coughlin
Austin A. Adams
Naomi O. Seligman

February 28, 2011

Audit Committee Pre-approval Policy

The Audit Committee of the Board of Directors has adopted an Audit Committee Pre-approval Policy. In accordance with this policy, the independent registered public accounting firm may not provide certain prohibited services. In addition, the Audit Committee must pre-approve the engagement terms and fees, and any changes to those terms and fees, of all audit and non-audit services performed by PricewaterhouseCoopers LLP. All pre-approval requests submitted to the Audit Committee are required to be accompanied by backup documentation and a view from PricewaterhouseCoopers LLP and our chief financial officer that the services will not impair the independent registered public accounting firm's independence. The policy does not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee may delegate its authority to one or more of its members, subject to an overall annual limit. Pre-approvals by the delegated member or members must be reported to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The aggregate fees billed to us by PricewaterhouseCoopers LLP for the last two fiscal years are as follows:

	Fiscal Year Ended December 31,	
	2010	2009
	(In thousands)	
Audit Fees (1)	$5,123	$4,570
Audit Related Fees (2)	692	599
Tax Fees (3)	670	503
All Other Fees	—	—
Total Fees	$6,485	$5,672

(1) Consists primarily of professional fees for services provided in connection with the audit of our financial statements, review of our quarterly financial statements, the audit of the effectiveness of internal control over financial reporting with the objective of obtaining reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects, the attestation of management's report on the effectiveness of internal control over financial reporting, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

(2) Consists primarily of fees for audits of our employee benefit plans and services in connection with the review of certain compensation-related disclosures in our proxy statement, and post M&A activity reviews.

(3) Consists primarily of foreign tax planning and assistance in the preparation and review of our foreign income tax returns.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The members of our Board of Directors are currently classified into three classes (Class I, Class II and Class III), one of which is elected at each Annual Meeting of Shareholders to hold office for a three-year term and until successors of such class are elected and have qualified. The terms of the Class II directors expire at the Annual Meeting in 2011.

Board Declassification

As set forth in Proposal No. 7, the Board of Directors has unanimously approved, and is recommending that our shareholders approve, amendments to our Restated Certificate of Incorporation to provide for the phased elimination of our classified board structure. The amendments would (i) provide that the Class II directors whose terms expire at the Annual Meeting in 2011 (Naomi O. Seligman and Michael J. Winkler) will stand for election for a one-year term expiring at the 2012 Annual Meeting of Shareholders, and (ii) fully eliminate the Company's classified board structure as of the 2012 Annual Meeting of Shareholders, at which time, and for each annual election thereafter, all directors will stand for election for a one-year term. In all cases, each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal, and vacancies that occur during the year will be filled by the Board to serve until the next annual meeting.

If Proposal No. 7 is approved, the Class II directors elected at the Annual Meeting will be elected for a one-year term each. Then, at the 2012 Annual Meeting of Shareholders, the entire Board will stand for election for a one-year term. In order to make the declassification of the Board effective at the 2012 Annual Meeting, each member of the Board whose term does not expire at that meeting (Class I only) will, prior to the meeting, voluntarily submit his or her resignation.

If Proposal No. 7 is not approved, the Class II directors elected at the Annual Meeting will be elected for three-year terms and until their successors are duly elected and qualified or until the director's earlier resignation or removal.

Nominations

Upon recommendation of the Board Affairs Committee, the Board of Directors has nominated Naomi O. Seligman and Michael J. Winkler for election as Class II Directors at the 2011 Annual Meeting for a (i) one-year term expiring at the 2012 Annual Meeting of Shareholders if Proposal No. 7 is approved, or (ii) three-year term expiring at the 2014 Annual Meeting of Shareholders if Proposal No. 7 is not approved.

Although Ms. Seligman has reached the recommended retirement age of 72 as set forth in our Corporate Governance Principles, the Board of Directors values her ongoing advice and guidance in the technology area, particularly as we continue to implement our Strategic Technology Investment. Due to Ms. Seligman's valued guidance, the Board unanimously approved the nomination of Ms. Seligman to stand for election for a new term. In the event Proposal No. 7 is not approved and Ms. Seligman is elected to a three-year term, Ms. Seligman has indicated her intent to serve for only up to one additional year after reelection.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF THE NOMINEES NAMED ABOVE AS DIRECTORS.

Nominees for Election as Directors with Terms Expiring at the 2012 Annual Meeting (if Proposal No. 7 is approved) or 2014 Annual Meeting (if Proposal No. 7 is not approved)

Naomi O. Seligman
Senior Partner
Ostriker von Simson, Inc.

Naomi O. Seligman, age 72, has served as a director of D&B since June 1999, and is a member of the Audit Committee and Innovation & Technology Committee. Ms. Seligman is a senior partner at Ostriker von Simson, Inc. and co-partner of the CIO Strategy Exchange, a private forum for discussion and research which facilitates a dialogue between the chief information officers of large multinational corporations, premier venture capitalists, and computer industry establishment chief executive officers. Previously, Ms. Seligman was a senior partner of the Research Board, Inc., which she co-founded in 1977 and led until June 1999. Ms. Seligman is also a director of the following public companies: Akamai Technologies, Inc. and Oracle Corporation. She previously served as a director of Sun Microsystems, Inc., a public company, from 2000 to 2007.

In assessing Ms. Seligman's skills and qualifications to serve on the D&B Board, our directors considered her strong understanding of technology-based organizations, which is particularly helpful to our Company given the importance of technology to our operations and the ongoing implementation of our Strategic Technology Investment. The Board also values her expertise in the area of mergers and acquisitions as well as her insight gained from the relationships she maintains throughout the technology industry in her ongoing consulting work. Finally, the Board believes it benefits from Ms. Seligman's experience serving on the boards of other U.S. public companies that operate globally.

Michael J. Winkler
Retired Executive Vice President, Customer Solutions Group and Chief Marketing Officer
Hewlett-Packard Company

Michael J. Winkler, age 66, has served as a director of D&B since March 2005, and is a member of the Compensation & Benefits Committee and Innovation & Technology Committee. Mr. Winkler served at Hewlett-Packard Company, a technology solutions provider to consumers, businesses and institutions globally, from May 2002 to July 2005, most recently as Executive Vice President and Chief Marketing Officer of Hewlett-Packard. Prior to that, Mr. Winkler was Executive Vice President for HP Worldwide Operations from May 2002 to November 2003, and served as Executive Vice President, Global Business Units for Compaq Computer Corporation from June 2000 to May 2002. He also served as Senior Vice President and General Manager of Compaq's Commercial Personal Computing Group from February 1998 to June 2000. Mr. Winkler does not currently serve on the board of any public company other than D&B. He previously served as a director of Banta Corporation, a public company, from July 1996 to January 2007.

In assessing Mr. Winkler's skills and qualifications to serve on the D&B Board, our directors considered the valuable insight relating to technology-based solutions which Mr. Winkler gained during his 35 years of experience in the information technology industry, including with Hewlett-Packard Company and Compaq Computer Corporation. Hewlett-Packard is, and Compaq was, a complex and global business that, like D&B, serves small, medium and large U.S. and international businesses. The Board also values his deep understanding of marketing strategy. Finally, the Board believes it benefits from Mr. Winkler's ten years of experience serving as a director of another U.S. public company.

Directors with Terms Expiring at the 2012 Annual Meeting

Austin A. Adams
Retired Executive Vice President and Corporate Chief Information Officer
JPMorgan Chase

Austin A. Adams, age 67, has served as a director of D&B since April 2007, and is a member of the Audit Committee and Innovation & Technology Committee. Mr. Adams served as Executive Vice President and Corporate Chief Information Officer of JPMorgan Chase from July 2004 (upon the merger of JPMorgan Chase and Bank One Corporation) until his retirement in October 2006. Prior to the merger, Mr. Adams served as Executive Vice President and Chief Information Officer of Bank One from 2001 to 2004. Prior to joining Bank One, he was Chief Information Officer at First Union Corporation (now Wells Fargo & Co.) from 1985 to 2001. Mr. Adams is also a director of the following public company: Spectra Energy, Inc. He has not served as a director of any other public company in the last five years.

In assessing Mr. Adams's skills and qualifications to serve on the D&B Board, our directors considered his experience in managing the technology operations of three of the U.S.'s largest banks and his expertise in effectively deploying technology to support a company's products and operations, which is particularly helpful to our Company given the importance of technology to our operations and the ongoing implementation of our Strategic Technology Investment. Finally, our Board believes it benefits from Mr. Adams's experience serving on the Board of another U.S. public company.

James N. Fernandez
Executive Vice President and Chief Financial Officer
Tiffany & Co.

James N. Fernandez, age 55, has served as a director of D&B since December 2004, and is Chairman of the Audit Committee and a member of the Board Affairs Committee. Mr. Fernandez has served with Tiffany & Co., a specialty retailer, designer, manufacturer and distributor of fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories, since October 1983. He has held numerous positions with Tiffany & Co., including Senior Vice President and Chief Financial Officer from April 1989 until January 1998, when he was promoted to Executive Vice President and Chief Financial Officer with responsibility for accounting, treasury, investor relations, information technology, financial planning, business development and diamond operations, and overall responsibility for distribution, manufacturing, customer service and security. Mr. Fernandez does not serve, nor has he served in the last five years, on the board of any public company other than D&B.

In assessing Mr. Fernandez's skills and qualifications to serve on the D&B Board, our directors considered Mr. Fernandez's financial expertise (including investor relations oversight), brand management and operations experience (including information technology oversight) gained at Tiffany & Co. over the past 21 years, including in his role as the CFO for the past 20 years. The Board also values Mr. Fernandez's qualification as an "audit committee financial expert" as that term has been defined by the rules of the SEC and his "accounting or related financial management expertise" within the meaning of NYSE listing standards.

Sandra E. Peterson
Chairman of the Board of Management
Bayer CropScience AG

Sandra E. Peterson, age 52, has served as a director of D&B since September 2002, and is Chairman of the Innovation & Technology Committee and a member of the Board Affairs Committee. Ms. Peterson was appointed as a member of the Board of Management of Bayer CropScience AG (a subsidiary of Bayer AG), an innovative crop science company in the areas of crop protection, non-agricultural pest control, seeds and plant traits, effective July 1, 2010 and became Chairman of the Board of Management effective October 1, 2010.

Ms. Peterson previously served as Executive Vice President and President, Medical Care, Bayer HealthCare LLC, a researcher, developer, manufacturer and marketer of products for diabetes disease prevention, diagnosis and treatment, as well as other medical devices, from May 2005 to June 2010, Group President of Government for Medco Health Solutions, Inc. (formerly Merck-Medco) from September 2003 until February 2004, Senior Vice President of Medco's health businesses from April 2001 through August 2003 and Senior Vice President of Marketing for Merck-Medco Managed Care LLC from January 1999 to March 2001. Ms. Peterson does not serve on the board of any public company other than D&B. She previously served as a director of Handleman Company, a public company, from May 2001 to November 2005.

In assessing Ms. Peterson's skills and qualifications to serve on the D&B Board, our directors considered her general operations experience with a global company, product and marketing experience and expertise with strategy development gained from her executive positions with the companies described above. Finally, the Board believes it benefits from Ms. Peterson's experience gained while serving on the board of another U.S. public company.

Michael R. Quinlan
Chairman Emeritus
McDonald's Corporation

Michael R. Quinlan, age 66, has served as a director of D&B since 1989, and is Chairman of the Compensation & Benefits Committee and a member of the Board Affairs Committee. Mr. Quinlan served as a director of McDonald's Corporation, a global food service retailer, from 1979 until his retirement in 2002. He was the Chairman of the Board of Directors of McDonald's from March 1990 to May 1999 and Chief Executive Officer from March 1987 through July 1998. Mr. Quinlan is also a director of the following public company: Warren Resources, Inc. He previously served as a director of the May Department Stores Company, a public company, from 1993 to 2005.

In assessing Mr. Quinlan's skills and qualifications to serve on the D&B Board, our directors considered Mr. Quinlan's extensive management experience during his 23 years at the McDonald's Corporation, including as its President and CEO. Besides the operational, sales, marketing and strategy experience Mr. Quinlan gained at McDonald's, the Board also values his knowledge of our Company and operations gained during his over 20 year tenure as a director of our Company. Finally, the Board believes it benefits from Mr. Quinlan's experience serving on the boards of other U.S. public companies.

Directors with Terms Expiring at the 2013 Annual Meeting (if Proposal No. 7 is not approved) or 2012 Annual Meeting (if Proposal No. 7 is approved)

John W. Alden
Retired Vice Chairman
United Parcel Service, Inc.

John W. Alden, age 69, has served as a director of D&B since December 2002, and is Chairman of the Board Affairs Committee and a member of the Compensation & Benefits Committee. Mr. Alden served with United Parcel Service, Inc. (UPS), the largest express package carrier in the world, for 35 years, serving on UPS's board of directors from 1988 to 2000. His most recent role was as Vice Chairman of the Board of UPS from 1996 until his retirement in 2000. Mr. Alden is also a director of the following public companies: Arkansas Best Corporation, Barnes Group, Inc. and Silgan Holdings, Inc. He has not served as a director of any other public company in the last five years.

In assessing Mr. Alden's skills and qualifications to serve on the D&B Board, our directors considered his extensive sales and marketing and general management experience, including strategic planning, gained during his 35 years at UPS, a complex and global company that serves, like D&B, small, medium and large U.S. and international businesses. Our Board also believes it benefits from Mr. Alden's experience gained during his lengthy tenure on the board of UPS and as a director of other public companies.

Christopher J. Coughlin
Retired Executive Vice President and Chief Financial Officer
Tyco International Ltd.

Christopher J. Coughlin, age 58, has served as a director of D&B since December 2004, and is a member of the Audit Committee and Compensation & Benefits Committee. Mr. Coughlin is also the Lead Director for the regularly scheduled executive sessions of non-management directors, a role he was appointed to in August 2010. Mr. Coughlin served as Executive Vice President and Chief Financial Officer of Tyco International Ltd., a global business with leading positions in residential and commercial security, fire protection and industrial products and services, from March 2005 until December 1, 2010 and will serve as an advisor to Tyco through 2011. Previously, he served at The Interpublic Group of Companies, Inc. as Executive Vice President and Chief Operating Officer from June 2003 to December 2004, as Chief Financial Officer from August 2003 to June 2004, and as a director from July 2003 to July 2004. Prior to that, Mr. Coughlin served as Executive Vice President and Chief Financial Officer of Pharmacia Corporation from 1998 to 2003, and prior to that Mr. Coughlin served as Executive Vice President and then President of Nabisco International, a division of Nabisco Holdings. Mr. Coughlin is also a director of the following public company: Covidien Ltd. He has not served as a director of any other public company in the last five years.

In assessing Mr. Coughlin's skills and qualifications to serve on the D&B Board, our directors considered his significant financial expertise and general management experience gained from his executive officer/chief financial officer positions at four large public companies. This expertise and experience includes his understanding of operations, financial planning and controls, and evaluating and executing acquisition and divestiture transactions. The Board also values Mr. Coughlin's qualification as an "audit committee financial expert" as that term has been defined by the rules of the SEC and his "accounting or related financial management expertise" within the meaning of NYSE listing standards. Finally, the Board believes it benefits from Mr. Coughlin's experience serving on the board of another public company.

Sara Mathew
Chairman and Chief Executive Officer
The Dun & Bradstreet Corporation

Ms. Mathew, age 55, has served as our Chairman of the Board since July 1, 2010, as our Chief Executive Officer since January 2010, and was named to our board of directors in January 2008. She previously served as President from March 2007 to June 2010, as Chief Operating Officer from March 2007 to December 2009 and as Chief Financial Officer from August 2001 to February 2007 in addition to serving as President, D&B U.S. from September 2006 to February 2007, with additional leadership responsibility for strategy from January 2005 to February 2007. In addition, Ms. Mathew served as President, D&B International from January 2006 through September 2006. Before joining D&B, Ms. Mathew served in various positions at Procter & Gamble for 18 years, including Vice President of Finance for the ASEAN region from August 2000 to July 2001, Comptroller and Chief Financial Officer of the global baby care business unit from July 1998 to July 2000, and various other positions prior to that. Ms. Mathew is also a director of the following public company: Campbell Soup Company. She has not served as a director of any other public company in the last five years.

In assessing Ms. Mathew's skills and qualifications to serve on the D&B Board, our directors considered her financial expertise and general management experience gained through the various strategic leadership roles she has held at D&B since 2005, described above. The Board also values her various responsibilities in international and domestic finance and investor relations during her 18-year tenure at Procter & Gamble. Finally, the Board believes it benefits from Ms. Mathew's experience gained as a director on the board of another U.S. public company that operates globally.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit the consolidated financial statements for the year ending December 31, 2011. Although shareholder approval of this appointment is not required, the Audit Committee and the Board of Directors believe that submitting the appointment to the shareholders for ratification is a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will review its future selection of independent registered public accounting firm, but still may retain them. Even if the appointment is ratified, the Audit Committee, at its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of D&B and our shareholders.

PricewaterhouseCoopers acted as our independent registered public accounting firm for the 2010 fiscal year. In addition to its audit of our consolidated financial statements, PricewaterhouseCoopers also performed statutory audits required by certain international jurisdictions, audited the financial statements of our various benefit plans, and performed certain non-audit services. Fees for these services are described under the "Fees Paid to Independent Registered Public Accounting Firm" section of this proxy statement.

A representative of PricewaterhouseCoopers is expected to be present at the meeting. Such representative will have the opportunity to make a statement, if he or she so desires, and is expected to be available to respond to questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

PROPOSAL NO. 3

RE-APPROVAL OF THE DUN & BRADSTREET CORPORATION COVERED EMPLOYEE INCENTIVE PLAN, AS AMENDED

On October 18, 2000 the Board of Directors adopted The Dun & Bradstreet Corporation Covered Employee Cash Incentive Plan (the "Incentive Plan"), which provides for annual performance-based bonuses to members of senior management whose compensation may be subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). The Incentive Plan was approved by shareholders at the Annual Meeting of Shareholders on April 27, 2001 and re-approved at the Annual Meeting of Shareholders on May 2, 2006.

The Tax Code requires resubmission of the Incentive Plan to shareholders for re-approval within five years of prior approval to ensure that compensation awarded under the plans can continue to qualify as tax deductible "performance-based" compensation under Section 162(m) of the Tax Code. The only substantive changes proposed to the Incentive Plan since it was last approved by shareholders in 2006 are: (i) the inclusion of additional potential performance goals as noted below under "3. Performance Goals"; (ii) broadening of the definition of award to include awards settled in cash or equity; and (iii) replacement of the $3,000,000 yearly maximum award with a performance-based maximum award tied to Company earnings before taxes. Any equity awarded under the Incentive Plan will be issued under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, or successor plan, and will not result in the issuance of any more shares than those duly authorized by our shareholders.

The application of the Incentive Plan is described more completely below in our "Compensation Discussion & Analysis" section of this proxy statement under "Annual Cash Incentive Plan." Currently, the Incentive Plan is used to set the maximum cash incentive amount and the maximum performance-based restricted stock unit award payable to a named executive officer in any fiscal year for purposes of 162(m). The Incentive Plan should be distinguished from the annual cash incentive plan as described in the "Compensation Discussion & Analysis section of this proxy statement." While the Incentive Plan establishes the maximum amount that may be awarded for purposes of 162(m), the goals or metrics in the annual cash incentive plan enable the C&BC to determine how much of that maximum amount should actually be awarded.

The following summary of the Incentive Plan is subject to the complete terms of the plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

1. *Eligible Employees and Maximum Award.* The Compensation & Benefits Committee of the Board of Directors, or C&BC, selects participants from among the "Covered Employees" (as defined in Section 162(m) of the Tax Code) of the Company and its subsidiaries who are in a position to have a material impact on the results of the operations of the Company or its subsidiaries. Currently, six senior executives of the Company, including Sara Mathew, Chairman and Chief Executive Officer, are the only participants in the plan. Awards can be settled in cash or equity. The maximum dollar value of all awards payable to a participant in any fiscal year is 2% of Company income from continuing operations before provision for income taxes and equity in net income of affiliates, adjusted to exclude non-core gains and charges. The maximum award was set above the Company's anticipated award levels for executives because Section 162(m) regulations only allow "negative discretion" with respect to this type of plan.

2. *Administration.* The C&BC selects participants, determines the size and terms of awards, the time when awards will be made and the performance period to which they relate, establishes performance objectives and certifies that such performance objectives are achieved, all in accordance with Section 162(m) of the Tax Code. The C&BC also has the authority to interpret the plan and to make any determinations that it deems necessary or desirable for its administration. Members of the C&BC are "outside directors" as defined in the regulations under Section 162(m) of the Tax Code and may not participate in the plan.

3. *Performance Goals.* A participant's award is based on the attainment of written performance goals approved by the C&BC for a performance period established by the C&BC (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the

performance period to which the performance goal relates or, if less, the number of days that is equal to 25% of the relevant performance period. The performance goals, which must be objective, are based upon one or more of the following objective criteria;

> (i) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) book value per share; (vi) return on stockholders' equity; (vii) expense management; (viii) return on investment before or after the cost of capital; (ix) improvements in capital structure, debt to capital ratio or capital expenditures; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) operating profit; (xiii) stock price; (xiv) market share; (xv) revenues or sales; (xvi) costs; (xvii) cash flow, including operating cash flow, free cash flow or cash flow per share; (xviii) working capital; (xix) changes in net assets (whether or not multiplied by a constant percentage intended to represent the cost of capital); (xx) return on assets; (xxi) economic value added; (xxii) price to earnings growth ratio; and (xxiii) total shareholder return.

The criteria may relate to the Company, one or more of its subsidiaries, divisions, units, minority investments, partnerships, joint ventures, product lines or products or any combination of the foregoing, and may be applied on an absolute basis or be relative to one or more peer group companies or indices, or any combination thereof, all as the C&BC determines. To the degree consistent with Section 162(m) of the Tax Code, the performance goals may be calculated without regard to extraordinary items or accounting changes.

4. *Payment.* The C&BC determines whether the applicable performance goals have been met, and certifies and ascertains the amount of the cash award. At the discretion of the C&BC, the amount of the award actually paid may be less than the amount determined by the applicable performance goal formula. The award will be paid to a participant at a time determined by the C&BC in its sole discretion after the completion of the performance period.

If a participant does not continue in active employment until the end of the performance period due to death, retirement or disability or is granted a leave of absence or assigned to a different position, then the participant is entitled to a pro rata share of his or her award based on the period of actual participation and to the extent that the award would have become earned and payable had the participant's employment status not changed. In the event of an eligible termination per the Company's Career Transition Plan or CTP, the participant will receive a pro rata portion of the award for the year of termination that would have been otherwise payable to the participant, provided the participant was employed for at least six full months during the calendar year of termination. No award is payable to the participant in the instance of a voluntary resignation or if the participant is terminated by the Company for cause.

5. *Change in Control.* If a participant's employment is actually or constructively terminated during a given performance period and a "Change in Control" (as defined in the Incentive Plan) shall have occurred within the 365 days immediately preceding the date of such termination, then such participant will receive, promptly after his or her termination date, an award for the specified performance period as if the performance goals for such performance period had been achieved at 100%.

6. *Amendment.* Generally, the Incentive Plan may be amended or discontinued by the Board of Directors or the C&BC at any time.

7. *Effectiveness.* The Incentive Plan was effective as of October 18, 2000 and was reapproved by shareholders in 2006. If the Incentive Plan is not re-approved by shareholders at the 2011 Annual Meeting, no awards will be granted under the Incentive Plan thereafter; provided that bonus opportunities previously awarded with respect to performance during fiscal year 2011 will remain payable under the Incentive Plan and continue to qualify as performance-based compensation under Section 162(m) of the Tax Code.

8. *Additional Information.* The amounts that will be received by participants under the Incentive Plan for 2011 are not yet determinable as awards are at the discretion of the C&BC and payments pursuant to such awards depend on the extent to which established performance goals are met. The annual cash incentive and performance-based restricted stock unit awards payable pursuant to the Incentive Plan represent awards which are earned in the performance year and paid in the following year. As of December 31, 2010, the cash incentive amounts payable to the named executive officers are included in the "Summary Compensation Table for the Last Three Fiscal Years (2008-2010)" section of this proxy statement and the restricted stock unit awards are included in the "2010 Performance-based Restricted Stock Unit Opportunity" section of the "Compensation Discussion & Analysis" of this proxy statement. The aggregate cash incentive amounts payable to the current six executive officers as a group as of December 31, 2010 for the 2010 performance year were $2,589,938 and the aggregate value of the restricted stock unit awards was $3,137,375.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RE-APPROVAL OF OUR COMPANY'S INCENTIVE PLAN, AS AMENDED.

PROPOSAL NO. 4

ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY ON PAY)

We believe that our executive compensation program, policies and procedures are founded on pay for performance and are strongly aligned with the long-term interests of our shareholders. The Board of Directors of the Company is committed to excellence in corporate governance and regulatory compliance. As part of that commitment, the Board intends to offer D&B's shareholders an opportunity each year to provide an advisory vote on executive compensation.

This proposal, commonly known as "Say on Pay," gives shareholders the opportunity to express their favor or disfavor with the Company's executive compensation program, policies and procedures. This vote is intended to provide an overall assessment of our current executive compensation program as a whole, rather than focus on any single component. The Compensation & Benefits Committee and the Board intend to take into account the outcome of this nonbinding advisory vote when considering the Company's future executive compensation program. However, since this is an advisory and non-binding vote, it will not necessarily affect or otherwise limit any future or existing compensation or outstanding awards of any of our named executive officers.

Our executive compensation program is described more fully in the "Compensation Discussion & Analysis" of this proxy statement and the related tables and narrative that follow it. Shareholders are, therefore, encouraged to read that information in its entirety to obtain a complete understanding of our executive compensation program. Briefly stated, our executive compensation program has been built based on the following key principles:

- Ensure a strong relationship between pay and performance, including both rewards for results that meet or exceed performance targets and consequences for results that are below performance targets;
- Align executive and shareholder interests through short- and long-term incentives that link the executive to shareholder value creation;
- Provide a total compensation opportunity that is competitive with the market for senior executives, thereby enabling us to attract, retain and motivate the executive talent necessary to execute our strategy and achieve our growth targets;
- Reinforce behaviors that are consistent with our strategy as measured by our three constituencies: our shareholders, our customers, and our team members; and
- Allow for consistency in application from year-to-year and transparency to shareholders.

We believe that the application of these principles in the design, development and execution of our pay program, policies and procedures has resulted in executive compensation decisions that are appropriate and that have benefitted the Company and shareholders over time. As noted in the "Compensation Discussion & Analysis" section of this proxy statement, our 1- and 3-year growth, efficiency and total shareholder return performances generally rank in the upper 3rd and 4th quartiles of the compensation comparison group and align well with our executive pay levels. A similar analysis of pay and performance has been conducted in each of the last six years by the Compensation & Benefits Committee's independent external compensation consultant. Consistently, these analyses have shown that the pay of our named executive officers aligns with performance.

The Compensation & Benefits Committee of our Board of Directors, which is responsible for determining the compensation of our named executive officers, is composed solely of outside directors who satisfy the independence requirements of the New York Stock Exchange. To assist it, the Compensation & Benefits Committee directly engages Meridian Compensation Partners, an independent compensation consultant. As a result, the Compensation & Benefits Committee provides independent oversight and an ongoing independent review of all aspects of our executive compensation programs.

Based on its ongoing review, the Compensation & Benefits Committee has ensured our executive compensation program adheres to the key principles stated above. Some important highlights of the current program as well as changes that have been made in recent years include the following:

- **Pay Mix**: From a pay mix perspective, 77% of the named executive officers' total compensation is variable or performance-based pay with 22% in the form of cash incentives and 55% in the form of equity or long-term incentives; only 23% is base salary.
- **Equity**: A performance-based restricted stock unit opportunity comprises one-half of the equity grant to our named executive officers and the actual award of restricted stock units must be earned based on performance relative to annual financial, strategy and customer satisfaction goals; the other half of the equity grant is comprised of stock options which only have value if our stock price appreciates over time.
- **Ownership**: Our named executive officers must achieve certain minimum levels of ownership in our common stock to reinforce the behavior that they act like owners focused on longer term value creation.
- **Employment Agreements**: None of the named executive officers has an employment agreement and severance benefits (excluding change in control) are provided through the same career transition plan available to other employees of the Company.
- **Perquisites**: We do not offer any special perquisites to our named executive officers beyond those generally available to other employees of the Company.
- **Executive Retirement Plan**: In 2010, the Company implemented a "soft freeze" which closed the plan to future executive new hires who are not Section 16 officers. Effective January 2011 this soft freeze applied to all future executive new hires.
- **Change in Control**: In 2010, we eliminated the excise tax gross-up provision in our change in control agreement for all future executive participants.

For the reasons noted above and given the information provided elsewhere in this proxy statement, the Board of Directors asks you to approve the following resolution:

"Resolved, that the shareholders approve the Company's overall executive compensation program, policies and procedures as described in the 'Compensation Discussion & Analysis,' the tabular disclosure regarding named executive officer compensation, and the accompanying narrative disclosure in this proxy statement."

As an advisory vote, this proposal is not binding upon the Company. However, the Compensation & Benefits Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal. The Compensation & Benefits Committee will consider the outcome of this advisory vote when making future compensation decisions for our named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* APPROVAL OF OUR COMPANY'S OVERALL EXECUTIVE COMPENSATION PROGRAM, POLICIES AND PROCEDURES.

PROPOSAL NO. 5

ADVISORY VOTE ON THE FREQUENCY OF SAY ON PAY VOTING

In compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, our shareholders must be given the opportunity, at least once every six years, to have a separate shareholder vote to determine the frequency of "Say on Pay" voting. This proposal is to be distinguished from Proposal No. 4—Advisory Vote on Executive Compensation. Proposal No. 4 provides shareholders with the opportunity to express their positive or negative vote on the Company's overall executive compensation program, policies and procedures as described in the "Compensation Discussion & Analysis" section of this proxy statement and related summary tables and narrative that follow it. This is commonly referred to as "Say on Pay." On the other hand, this Proposal No. 5—Advisory Vote on the Frequency of Say on Pay Voting, provides shareholders with the opportunity to express their preference for how often the Company should provide Say on Pay voting. Simply stated, Proposal No. 4 is about voting on the "content" of the Company's executive compensation program, whereas Proposal No. 5 is about "how often" shareholders want to cast their votes on this matter. As prescribed by the Dodd-Frank Act, under this Proposal No. 5 shareholders can elect to have Say on Pay voting among one of three choices: annually, every two years or every three years. Shareholders can also elect to abstain from voting on Proposal No. 5.

The Board of Directors values and encourages constructive dialogue on compensation and other important governance topics with our shareholders, to whom it is ultimately accountable. Say on Pay is in effect a communication vehicle and the Board believes that feedback from shareholders is most useful when it is frequent and when it is received in a consistent manner. Therefore, the Board supports annual Say on Pay voting frequency. By providing Say on Pay voting each year, shareholders have the opportunity to voice their opinion directly and clearly with regard to the executive compensation information presented in the accompanying proxy statement. Although the Board has expressed its position that Say on Pay voting frequency should be annual, shareholders are being asked to approve the actual frequency of Say on Pay voting, rather than approving the Board of Directors' recommendation.

The vote on this proposal is advisory and non-binding. However, the Compensation & Benefits Committee and the Board will review the voting results and will consider shareholder views on how often Say on Pay voting should be held.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* ANNUAL SAY ON PAY VOTING FREQUENCY (*i.e.*, CHOICE 1—EVERY YEAR).

Shareholders are asked to vote on the following resolution:

"Resolved, that the shareholders of the Company recommend Say on Pay voting frequency of:

- **Choice 1—every year;**
- **Choice 2—every two years;**
- **Choice 3—every three years; or**
- **Choice 4—abstain from voting."**

The frequency of the advisory vote on executive compensation receiving the greatest number of votes—*i.e.*, every year, every two years or every three years—will be considered the frequency recommended by shareholders.

PROPOSAL NO. 6

APPROVAL OF AMENDMENTS TO THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO REDUCE THE SUPERMAJORITY VOTING REQUIREMENTS TO A SIMPLE MAJORITY VOTE

At the 2010 Annual Meeting of Shareholders, the shareholders approved a shareholder proposal requesting that our Board take the steps necessary to change each shareholder voting requirement in the Company's charter and bylaws that calls for a greater than simple majority vote to a majority of the votes cast for and against the proposal in compliance with applicable laws. The Board supported the shareholder proposal last year and recommended shareholders to vote "FOR" the proposal. Although the proposal was not binding, the Board continues to believe that it is in the best interests of our shareholders to remove all voting requirements in our charter and bylaws that call for a greater than simple majority vote and replace them with simple majority voting requirements.

The purpose of the shareholder proposal was to eliminate all supermajority voting requirements from our charter and bylaws. A supermajority voting provision is generally one that requires a voting threshold greater than a simple majority. The only voting requirement greater than a simple majority in our charter and bylaws is the requirement which appears in multiple provisions (described below) calling for the affirmative vote of the holders of at least 80% of our outstanding shares of common stock. This supermajority voting requirement has been a fundamental element of our corporate governance and protective provisions since our charter and bylaws were adopted. Supermajority voting requirements have also been commonly included in the corporate charters and bylaws of many publicly-traded Delaware companies. In general, among other benefits, these provisions provide minority shareholders with some level of protection against self-interested actions by one or more large shareholders and unwanted takeovers.

However, our Board is committed to good governance practices and has approved changes to our Restated Certificate of Incorporation and our Third Amended and Restated Bylaws to replace the supermajority voting provisions with simple majority voting provisions that would require only the affirmative vote of the holders of a majority of the voting power of all shares of the Company, present in person or represented by proxy and entitled to vote generally in the election of directors, voting together as a single class, provided a quorum is present. The effectiveness of such changes to both governing documents is subject to the approval by our shareholders of the changes to the charter only, as shareholder approval is not required for changes to our bylaws. Attached to this proxy statement as Exhibit B is a marked version of the provisions of our charter and, though shareholder approval is not required, we have also provided a marked version of the bylaws which reflect the proposed changes.

Charter Provisions Impacted

- Article FIFTH of the charter currently requires the affirmative vote of the holders of at least 80% of our outstanding shares of common stock for our shareholders to alter, amend or repeal any provision of the bylaws that is to the same effect as, or to adopt any provision of the bylaws that is inconsistent with, Article FIFTH (amendment of certain provisions of the bylaws), Article SEVENTH (classified Board, filling new directorships or vacancies on the Board at special meetings called by shareholders if such right exists under Delaware Law, removing directors for cause), or Article EIGHTH (shareholders may not act by written consent or call special meetings) of the charter.
- Article SEVENTH of the charter currently requires the affirmative vote of the holders of at least 80% of our outstanding shares of common stock for our shareholders to (i) fill a newly created directorship or vacancy on the Board at a special meeting (but only in the event Delaware Law provides shareholders the right to fill such directorships at such meetings) and (ii) remove a director for cause.

- Article NINTH of the charter currently requires the affirmative vote of the holders of at least 80% of our outstanding shares of common stock to alter, amend or repeal, or to adopt any provision in the charter that is inconsistent with, Article FIFTH (amendment of certain provisions of the bylaws), SEVENTH (classified Board, filling new directorships or vacancies on the Board at special meetings called by shareholders if such right exists under Delaware Law, removing directors for cause), Article EIGHTH (shareholders may not act by written consent or call special meetings), or Article NINTH (amendment of certain provisions of the charter) of the charter.

Bylaws Provisions Impacted

- Article II, Section 2 of the bylaws currently requires the affirmative vote of the holders of at least 80% of our outstanding shares of common stock for our shareholders to fill a newly created directorship or vacancy on the Board at a special meeting of shareholders (but only in the event Delaware Law provides shareholders the right to fill such directorships at such meetings).
- Article IX of the bylaws currently requires the affirmative vote of the holders of at least 80% of our outstanding shares of common stock for our shareholders to alter, amend or repeal, or to adopt any provision in the bylaws that is inconsistent with, Article I, Section 2 (shareholders may not call special meetings), Article I, Section 11 (shareholder meetings, process for bringing business before meeting, including director nominations), Article II, Section 1 (classified Board, vote required for election of directors), Article II, Section 2 (described above), or the proviso to Article IX (amendment of certain provisions of bylaws) of the bylaws.

If the changes to the charter are approved by our shareholders, the Board will amend and restate our Restated Certificate of Incorporation and our Third Amended and Restated By-Laws.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* AMENDING THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO REDUCE THE SUPERMAJORITY VOTING REQUIREMENTS TO A SIMPLE MAJORITY VOTE.

PROPOSAL NO. 7

APPROVAL OF AMENDMENTS TO THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS

Currently, under the Company's charter and bylaws, the members of our Board of Directors are classified into three classes (Class I – term expires in 2013, Class II – term expires in 2011, and Class III – term expires in 2012), one of which is elected at each Annual Meeting of Shareholders to hold office for a three-year term.

The Board of Directors has unanimously approved, and is recommending that our shareholders approve, amendments to our Restated Certificate of Incorporation to provide for the phased elimination of our classified board structure (the "Declassification Amendments"). The Declassification Amendments would (i) provide that the Class II directors whose terms expire at the Annual Meeting in 2011 (Naomi O. Seligman and Michael J. Winkler) will stand for election for a one-year term expiring at the 2012 Annual Meeting of Shareholders, and (ii) fully eliminate the Company's classified board structure as of the 2012 Annual Meeting of Shareholders, at which time, and for each annual election thereafter, all directors will stand for election for a one-year term.

The classified board structure has been a fundamental element of our corporate governance and protective provisions since the adoption of our charter and bylaws. However, the Board is committed to good governance practices and realizes that in recent years a number of companies have eliminated their classified board structures under the theory that the directors are more accountable to shareholders, and therefore more likely to act in the best interests of shareholders if they stand for election annually, as opposed to serving multiple-year terms.

If our shareholders approve the Declassification Amendments, our charter will be amended to eliminate our classified board structure as described above, and certain ancillary and conforming amendments will be made to our charter and bylaws to reflect the absence of a classified board. Shareholder approval is not required for the proposed amendments to our bylaws. Included in Exhibit B to this proxy statement is a marked version of our charter reflecting the Declassification Amendments and a marked version of the bylaws reflecting the related amendments.

If the Declassification Amendments are not approved by the shareholders at the Annual Meeting, our Board of Directors will remain classified and the two Class II directors will stand for election as Class II nominees for three-year terms expiring at the 2014 Annual Meeting of Shareholders and until their successors have been duly elected and qualified. As noted above under Proposal No. 1, "Election of Directors," in the event the Declassification Amendments are not approved and Ms. Seligman is elected to a three-year term, Ms. Seligman has indicated her intent to serve for only up to one additional year after reelection.

If the Declassification Amendments are approved by our shareholders, the Board will amend and restate our Restated Certificate of Incorporation and our Third Amended and Restated By-Laws.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* AMENDING THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS.

SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND OTHERS

The following table shows the number of shares of our common stock beneficially owned by each of the directors, each of the named executive officers listed in the Summary Compensation Table in this proxy statement, and all present directors and executive officers of D&B as a group, as of February 28, 2011. The table also shows the names, addresses and share ownership of the only persons known to us to be the beneficial owners of more than 5% of our outstanding common stock. This information is based upon information furnished by each such person or, in the case of the beneficial owners, based upon public filings by the beneficial owners with the SEC. Unless otherwise stated, the indicated persons have sole voting and investment power over the shares listed. Percentages are based upon the number of shares of our common stock outstanding on February 28, 2011, plus, where applicable, the number of shares that the indicated person or group had a right to acquire within 60 days of such date. The table also sets forth ownership information concerning D&B stock units, the value of which is measured by the price of our common stock. D&B stock units do not confer voting rights and are not considered beneficially owned shares under SEC rules.

Name	Aggregate Number of Shares Beneficially Owned (1) (2)	D&B Stock Units	Percent of Shares Outstanding
Austin A. Adams	6,015	6,658	*
John W. Alden	16,828	5,438	*
Christopher J. Coughlin	12,569(3)	11,581	*
James N. Fernandez	13,325(4)	12,708	*
Sandra E. Peterson	21,546	8,682	*
Michael R. Quinlan	28,342	32,742	*
Naomi O. Seligman	21,341	6,986	*
Michael J. Winkler	8,546	12,200	*
Sara Mathew	556,577	1,750	1.11%
Anastasios G. Konidaris	77,877	787	*
Byron C. Vielehr	110,186	656	*
Walter S. Hauck III	9,280	349	*
Joshua L. Peirez	—	—	*
All current directors and executive officers as a group (16 persons)	994,957	102,001	2.17%
Davis Selected Advisers, L.P. (5) 2949 East Elvira Road, Suite 101 Tucson, Arizona 85756	7,036,114	—	14.17%
Massachusetts Financial Services Company (6) 500 Boylston Street Boston, Massachusetts 02116	4,298,554	—	8.66%
The Vanguard Group, Inc. (7) 100 Vanguard Boulevard Malvern, Pennsylvania 19355	2,514,045	—	5.06%

* Represents less than 1% of our outstanding common stock.

(1) Includes shares of restricted common stock as follows: Ms. Mathew, 9,577; Mr. Konidaris, 3,352; Mr. Vielehr, 3,592; Mr. Hauck, 985; and all current directors and executive officers as a group, 25,100.

(2) Includes the maximum number of shares of common stock that may be acquired within 60 days of February 28, 2011, upon the exercise of vested stock options as follows: Mr. Adams, 4,015; Mr. Alden, 9,752; Mr. Coughlin, 11,325; Mr. Fernandez, 11,325; Ms. Peterson, 14,252; Mr. Quinlan, 27,624; Ms. Seligman, 20,787; Mr. Winkler, 8,546; Ms. Mathew, 523,075; Mr. Konidaris, 65,725; Mr. Vielehr, 102,150; Mr. Hauck, 7,175; and all current directors and executive officers as a group, 892,295.

(3) Includes 800 shares owned by Mr. Coughlin's spouse, to which Mr. Coughlin disclaims beneficial ownership.
(4) Includes 2,000 shares as to which Mr. Fernandez has shared voting and shared dispositive power.
(5) Davis Selected Advisers, L.P. filed a Schedule 13G/A with the SEC on February 14, 2011. This Schedule 13G/A shows that Davis Selected Advisers, L.P., a registered investment company, had sole voting power over 6,756,603 shares and sole dispositive power over 7,036,114 shares. This Schedule 13G/A also shows that Davis New York Venture Fund had shared voting power over 4,864,309 shares and shared dispositive power over 4,864,309 shares.
(6) Massachusetts Financial Services Company filed a Schedule 13G with the SEC on February 4, 2011. This Schedule 13G shows that Massachusetts Financial Services Company, an institutional investment manager, had sole voting power over 3,887,560 shares and sole dispositive power over 4,298,554 shares.
(7) The Vanguard Group, Inc. filed a Schedule 13G with the SEC on February 10, 2011. This Schedule 13G shows that The Vanguard Group, Inc., an investment advisor, had sole voting power over 63,660 shares, sole dispositive power over 2,450,385 shares and shared dispositive power over 63,660 shares. This Schedule 13G also shows that Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 63,660 shares, as a result of its role as investment manager of collective trust accounts, and directs the voting of these shares.

EXECUTIVE OFFICERS

The following table lists all of our executive officers as of March 23, 2011. Our executive officers are elected by our board of directors and each will hold office until his or her successor is elected, or until his or her earlier resignation or removal.

Name	Title	Age
Emanuele A. Conti	Chief Administrative Officer	43
Walter S. Hauck, III	Senior Vice President, Technology and Chief Information Officer	51
Jeffrey S. Hurwitz	Senior Vice President, General Counsel and Corporate Secretary	50
Anastasios G. Konidaris	Senior Vice President and Chief Financial Officer	44
Sara Mathew (1)	Chairman of the Board and Chief Executive Officer	55
Joshua L. Peirez	President, Innovation and Chief Marketing Officer	40
George I. Stoeckert	President, North America and Internet Solutions	62
Byron C. Vielehr	President, Global Risk and Analytics	47

(1) Ms. Mathew's biographical information is provided above under the "Directors with Terms Expiring at the 2013 Annual Meeting (if Proposal No. 7 is not approved) or 2012 Annual Meeting (if Proposal No. 7 is approved)" section of this proxy statement.

Mr. Conti has served as Chief Administrative Officer since September 2010, with leadership responsibility for corporate strategy, merger and acquisitions, finance, human resources and International partnerships. He previously served as President of Europe, Latin America and Partnerships from November 2008 to September 2010, Vice President of D&B's Small Business Solutions from November 2005 to October 2008 and Leader, Corporate Strategy from June 2003 to October 2005, with additional leadership responsibility for Financial Planning & Analysis (FP&A). Prior to joining D&B, Mr. Conti spent two years at Qwest Communications as Senior Director for the Corporate Strategy Group from June 2001 to May 2003 and, prior to that, Mr. Conti held various leadership positions at Viant, Ernst & Young and General Motors.

Mr. Hauck has served as Senior Vice President, Technology and Chief Information Officer since December 2008. Before joining D&B, Mr. Hauck served in various senior leadership positions at Pfizer for 13 years, most recently as Vice President, Global Technology from November 2007 to October 2008 and, prior to that, as Vice President, Business Technology and corporate Chief Software Architect from November 2006 to November 2007, Vice President, Worldwide Informatics, Global Research and Development from November 2002 to November 2006 and as an R&D team member for several years.

Mr. Hurwitz has served as Senior Vice President, General Counsel and Corporate Secretary since March 2007. In March 2009, he assumed leadership responsibilities for D&B's compliance and privacy functions. He previously served as Vice President and Deputy General Counsel from September 2003 to February 2007. Before joining D&B, Mr. Hurwitz was in private practice from June 2000 until June 2003, serving as Of Counsel at Hale and Dorr LLP from November 2001 to June 2003. Until May 2000, Mr. Hurwitz was Corporate Senior Vice President, General Counsel and Secretary for Covance, Inc.

Mr. Konidaris has served as Senior Vice President and Chief Financial Officer since March 2007. He previously served as Leader, Finance Operations, from March 2005 to February 2007 and as Principal Accounting Officer from May 2005 to February 2007. Before joining D&B, he served at Schering Plough as Group Vice President of the Global Diversified Products Group Division from May 2004 to February 2005 and Group Vice President of Finance, Global Pharmaceutical Group from August 2003 to May 2004. Prior to that time, Mr. Konidaris was Vice President of Finance, North America of Pharmacia Corporation from June 2000 to July 2003.

Mr. Peirez has served as President, Innovation and Chief Marketing Officer since September 2010. Before joining D&B, Mr. Peirez spent 10 years with MasterCard, most recently as Chief Innovation Officer for MasterCard Worldwide from January 2009 to August 2010. Prior to that, Mr. Peirez served as Chief Payment System Integrity Officer for MasterCard from April 2007 to January 2009 and as Group Executive, Global Public Policy and Associate General Counsel from May 2002 to April 2007. He also served as counsel and secretary to MasterCard's U.S. Region Advisory Board of Directors from May 2002 to December 2006.

Mr. Stoeckert has served as President, North America and Internet Solutions since July 2009. Before joining D&B, Mr. Stoeckert served in various senior leadership positions at Automatic Data Processing, Inc. ("ADP") for 17 years, most recently as President, Employer Services International from April 2003 until he retired from ADP in July 2008 and, prior to that, as President, Major Accounts Services Division in the Employer Services Group from January 1996 to April 2003, President, Central and Eastern Divisions from January 1993 to January 1996 and President, Eastern Division from August 1991 to January 1993.

Mr. Vielehr has served as President, Global Risk and Analytics, since November 2009. He previously served as President, Integration Solutions from December 2008 to October 2009. From July 2005 to November 2008 he served as our Chief Information Officer. In addition, Mr. Vielehr had the responsibilities of Chief Quality Officer from December 2007 to February 2009. Before joining D&B, he served as President and Chief Operating Officer of Northstar Systems International, Inc. from October 2004 to May 2005. Prior to that, Mr. Vielehr held several leadership positions with Merrill Lynch from February 2000 to March 2004.

COMPENSATION DISCUSSION & ANALYSIS

Executive Summary

The C&BC continuously reviews the executive compensation program of the Company to ensure that it is meeting its objectives including: pay for performance, alignment with shareholder interests, providing a competitive level of pay to attract and retain executive talent, reinforcing the right behaviors consistent with our strategy and transparency to our shareholders. To that end, during 2010 the C&BC took the following actions with respect to the Company's executive compensation program:

Summary of Key Actions and Decisions for 2010

- *Maintained current salaries for the named executive officers in 2010:* With the exception of the promotion of our Chairman and Chief Executive Officer, none of the named executive officers received a salary adjustment in 2010.
- *Maintained current annual target total cash (base salary plus target cash incentive) and annual target total compensation (target total cash plus equity) for 2010:* With the exception of the promotion of our Chairman and Chief Executive Officer, none of the named executive officers received an increase in the level of annual target total cash or total compensation in 2010 as compared to 2009.
- *Eliminated the supplemental executive retirement benefit for new executive participants:* In 2010, the Company implemented a "soft freeze" which closed the benefit to future executive new hires who are not Section 16 officers. Effective January 2011 this soft freeze applied to all future executive new hires. The C&BC made this decision after a review of market practice and resulting total compensation levels.
- *Eliminated the excise tax payment and related gross-up in the Company's change in control agreement for new participants:* After a review of market trends and consideration of its value within the context of the objectives of our executive compensation program, effective July 1, 2010, the C&BC approved the elimination of the excise tax payment prospectively for any new change in control agreements entered into between the Company and newly appointed executive officers.
- *Expanded the total shareholder return or TSR threshold in our performance-based restricted stock unit opportunity from 1 year to 3 years:* In order for awards under our annual performance-based restricted stock unit opportunity to exceed target or 100%, D&B's TSR must now exceed the 60th percentile TSR of the S&P 500 and compensation comparison group of companies for the prior 3-year period (2008 – 2010), rather than 1 year. This change was approved by the C&BC to emphasize the importance of sustained or multi-year shareholder value creation.

In addition to these recent actions taken by the C&BC, the Company's executive compensation program continues to incorporate features that contribute to good governance practices. Among these features are the following:

Summary of Policies Contributing to Good Governance Practice

- *Our pay mix is heavily weighted toward variable compensation*: From a pay mix perspective, 77% of the named executive officers' total compensation is variable or performance-based pay with 22% in the form of cash incentives and 55% in the form of equity or long-term incentives; only 23% is base salary.
- *The total compensation of our named executive officers aligns well with our performance*: Measured against our compensation comparison group in terms of growth, efficiency and total shareholder return metrics, our target and actual levels of total compensation generally align well with our performance and we have demonstrated this alignment consistently for several years.

- *Equity value must be earned based on performance*: A performance-based restricted stock unit opportunity comprises one-half of the equity grant to our named executive officers and the actual award of restricted stock units must be earned based on performance relative to annual financial, strategy and customer satisfaction goals; the other half of the equity grant is comprised of stock options which only have value if our stock price appreciates over time.
- *We require our executives to maintain ownership in the Company during their service*: Our named executive officers, as well as other designated executives in the Company, must achieve certain minimum levels of ownership in our common stock to reinforce the behavior that they act like owners focused on longer term value creation.
- *We do not provide employment agreements*: None of the named executive officers has an employment agreement and severance benefits (excluding change in control) are provided through the same career transition plan available to other employees of the company.
- *We do not offer any perquisites*: Our executives participate in the broad-based benefits programs offered by the Company on the same basis as other full-time team members.
- *Change in control agreements are governed by a double trigger*: All of our change in control agreements with the named executive officers and other designated executive officers require a termination of employment in addition to a change in control of the Company before change in control cash benefits are triggered.
- *The executive compensation consultant to the C&BC is independent*: The current advisor to the C&BC was hired by and reports directly to the C&BC and does not provide any other consulting services to the Company.
- *We manage our equity-based compensation program effectively*: Our 3-year annualized run rate on equity grants is less than 1.5% of the weighted average common shares outstanding, we have a shareholder approved stock incentive plan that expressly prohibits stock option repricing and cash buyouts and we have never historically repriced or exchanged options for shares, new options or cash.

Purpose

The purpose of this Compensation Discussion & Analysis is to provide material information about our executive compensation program, policies, and objectives and to share with investors how we arrived at the levels and form of compensation for our named executive officers. We will describe not only what we pay, but why and how we link executive compensation to our business results. In this section we will cover:

- The objectives of our executive compensation program;
- The elements or components that comprise our executive compensation program and why we provide these elements or components;
- What our executive compensation program is designed to reward, especially our variable pay program;
- How we determine the level to pay for each component; and
- How each component of our executive compensation program fits within our overall objectives and impacts decisions we make about other components.

The Compensation Discussion & Analysis and the tables that follow cover the compensation paid to our named executive officers as listed in our Summary Compensation Table, which includes the following five executives:

- Sara Mathew, who served as Chief Executive Officer (our principal executive officer) for the entire fiscal year and as Chairman of the Board since July 1, 2010;
- Anastasios G. Konidaris, who served as Senior Vice President and Chief Financial Officer (our principal financial officer) for the entire fiscal year; and

- Our three highest compensated executive officers, other than our Chief Executive Officer:
  - Byron C. Vielehr, who served as President, Global Risk and Analytics for the entire fiscal year;
  - Walter S. Hauck III, who served as Senior Vice President, Technology and Chief Information Officer for the entire fiscal year; and
  - Joshua L. Peirez, who was hired on September 13, 2010 and served as President, Innovation and Chief Marketing Officer.

Objectives of our Executive Compensation Program

The objectives of our executive compensation program are as follows:

- Ensure a strong relationship between pay and performance, including both rewards for results that meet or exceed performance targets and consequences for results that are below performance targets;
- Align executive and shareholder interests through short- and long-term incentives that link the executive to shareholder value creation;
- Provide a total compensation opportunity that is competitive with the market for senior executives, thereby enabling us to attract, retain and motivate the executive talent necessary to execute our strategy and achieve our growth targets;
- Reinforce behaviors that are consistent with our strategy as measured by our three constituencies: our shareholders, our customers, and our team members; and
- Allow for consistency in application from year-to-year and transparency to shareholders.

Pay Positioning and Pay Mix. Although each named executive officer's annual base salary may be positioned above or below the market target, in the aggregate, annual base salaries for all of our executive officers as a group were targeted at the median of the compensation comparison group (described below). Maintaining annual base salaries or fixed compensation costs at this level relative to the market influenced the pay positioning of other elements of our compensation package. Variable pay or "at risk" pay, such as target annual cash incentive and long-term incentives, were positioned above the market median to provide the named executive officers with a total compensation opportunity that was competitive overall with the 65th percentile of the compensation comparison group. This level of total compensation, however, is realized only when our performance goals are achieved or exceeded. We have outperformed our peers historically as evidenced by a number of performance measures. Therefore, we believe that this above-market pay positioning was justified by demonstrated performance. Our benchmarking process and results are detailed more fully below under "External Benchmarking."

In addition to external pay positioning, we also reviewed pay mix when determining the amount of annual base salary, annual cash incentive and long-term incentives to provide each of our named executive officers. Our pay for performance principle requires that a significant portion of the total compensation mix be variable or "at risk." In addition, we reinforce longer term results by placing an emphasis on equity in the total compensation mix. Individual "at risk" and equity compensation varies based on the named executive officer's role, level of responsibility within the organization and market data for comparable jobs in the compensation comparison group. The following table illustrates the significant emphasis placed on "at risk" and equity compensation:

	Fixed/Variable Pay Mix		Cash/Equity Pay Mix	
	Fixed	Variable	Cash	Equity
Sara Mathew	15%	85%	35%	65%
Anastasios G. Konidaris	26%	74%	48%	52%
Byron C. Vielehr	28%	72%	51%	49%
Walter S. Hauck III	37%	63%	63%	37%
Joshua L. Peirez	29%	71%	52%	48%

Elements of our Executive Compensation Program

To meet the objectives of our executive compensation program, the 2010 compensation of our named executive officers consisted of the following components:

- Total cash compensation including a base salary and a target annual cash incentive opportunity;
- Long-term equity incentives comprised of a grant of non-qualified stock options and a performance-based restricted stock unit opportunity;
- Required stock ownership guidelines;
- Voluntary deferral of compensation under our non-qualified deferred compensation plan;
- Supplemental retirement benefits;
- Eligibility to receive severance benefits (which are also available to all employees); and
- Eligibility to receive benefits payable upon change in control of D&B.

We do not offer any special perquisites to our named executive officers beyond those that are generally available to all employees. We believe that special perquisites are entitlement-driven rather than performance-based and, therefore, do not fit within the objectives of our executive compensation program. Instead, we seek to attract and retain executive talent that is motivated by a competitive total compensation package which rewards for performance and the delivery of increased shareholder value.

In addition to the components listed above, our named executive officers are eligible to participate in certain benefit programs that are generally available to all of our U.S. employees including: our cash balance retirement account (which was frozen as of July 1, 2007 for all participants and closed to new entrants), our qualified defined contribution plan, our medical and dental benefits, our life, voluntary group accident, long-term disability, legal, and business travel accident insurance benefits, and our health care and dependent care spending accounts.

As part of its ongoing oversight, the C&BC has reviewed the full value of payments that may be made in the event of a named executive officer's termination (discussed below as potential post-employment compensation). In addition to this total compensation review, the C&BC reviewed an analysis of the wealth accumulated by our named executive officers through accrual of long-term equity, voluntary deferrals, and retirement benefits. This analysis was not used to make individual pay decisions. Instead, the C&BC used this review to ensure that the right programs are in place and that these programs are delivering appropriate levels of compensation.

Base Salary. Salary provides a base level of compensation commensurate with the named executive officer's role in the organization, experience, skill, and job performance. With a significant portion of total compensation "at risk" or variable, base salaries provide the named executive officer with a consistent level of compensation related to the daily performance of his or her leadership role and responsibilities.

The base salary provided to the named executive officers is reviewed by the C&BC annually. Any adjustment to base salary is based on a number of factors and considerations including:

- The market data for comparable executive positions in the compensation comparison group (described below);
- The scope of responsibility and accountability within the organization;
- Demonstrated leadership competencies and skills; and
- Individual performance.

Target Annual Cash Incentive Opportunity. In addition to base salary, our named executive officers have the opportunity to earn an annual cash incentive that is tied to company and individual performance as discussed below. We offer this cash opportunity to reinforce the outcomes and behaviors necessary to meet or exceed our annual commitment to our shareholders and customers. We use above market median target annual cash incentives in setting the total cash compensation opportunity for our named executive officers. This pay positioning is deliberate, reflecting our view that a significant portion of cash should be "at risk." Emphasizing "at risk" compensation is an important factor in achieving our compensation objectives and in driving the performance of our Company.

Company performance is an important component of our annual cash incentive. We believe that consistent, year-over-year growth in revenue and earnings are key drivers of increased shareholder value over the longer term. Therefore, our annual cash incentive rewards achievement of company performance as measured by the following:

- **Financial results**—growth in revenue, operating income, and earnings per share are the most important measures in our executive compensation program and carry the greatest weight because we believe that profitable revenue growth over time will create value for our shareholders. We primarily fund our investments for growth through incremental revenue and through reengineering and financial flexibility actions.
- **Customer satisfaction**—each year progress towards our aspiration is measured through improvements in the customer satisfaction index as determined by the Voice of the Customer survey. Our customer satisfaction index is based on several key dimensions that drive customer satisfaction, including information quality, product innovation and the customer experience. We link the results of this survey to our executive compensation program because improving our customers' experience and the value D&B provides is fundamentally related to our leadership behavior.
- **Strategic objective**—we explicitly incorporate the execution of our strategic plan into our executive compensation program. Our strategy is designed to transform our customers' experience with D&B in three important ways: from customer information overload to connected information that yields new insights; from predefined to customer defined views of data and insight; and from technology infrastructure that makes innovation costly to flexible technology that enables rapid, cost-effective innovation. Successful execution of our strategic plan will enable us to drive an increased level of profitable revenue growth in 2012. Focusing on this measure we believe will help us to meet our commitment to shareholders.

In addition to company performance, individual goals (which tie to our financial results, customer satisfaction and strategic plan) and leadership performance, carry an important weight in our annual cash incentive. The success of our Company is directly tied to strong leadership that drives results and creates shareholder value. We expect all employees, especially our named executive officers, to demonstrate behavior that is consistent with our principles-based leadership model. Feedback on these behaviors is reinforced through our Leadership Development Process.

At the end of the year, our Chairman and Chief Executive Officer evaluates the performance of each of her direct reports, including the named executive officers. Each named executive officer is assessed on:

- Achievement of specific team and individual goals in support of our strategy and business objectives; and
- Demonstration of leadership competencies that, among other important skills, intensify our focus on the customer and enable us to work collaboratively toward the achievement of a common set of company goals.

The results of this assessment can adjust positively or negatively each named executive officer's earned annual cash incentive award for company performance. Through this assessment process, judgment is applied relative to the individual's demonstrated success against his or her goals.

The C&BC also performs a similar assessment of our Chairman and Chief Executive Officer after the conclusion of the fiscal year.

Long-term Equity Incentives. While cash is tied to the achievement of short- and intermediate-term results, equity is directly linked to the creation of increased shareholder value over the longer term. Approximately 55% of the target total compensation opportunity provided to our named executive officers in 2010 was equity-based. This emphasis reflects our view that there should be a close alignment between executive officer rewards and shareholder value creation.

Under our long-term incentive program, 50% of the total value of our named executive officer's equity compensation is in the form of a target performance-based restricted stock unit opportunity with the remaining 50% in the form of non-qualified stock options. Using both full value shares and stock options accomplishes these important objectives of our executive compensation program:

- Performance-based restricted stock units reinforce our pay for performance objective in that the opportunity must be earned based on the same performance goals used in the annual cash incentive plan;
- Restricted stock units are also tied to longer term value through stock price appreciation; and
- Stock options link the interests of our named executive officers with shareholders. Increased shareholder value over time is based on our success in executing our strategy and delivering significant, sustained growth year after year.

At its meeting on February 18, 2010 the C&BC began using restricted stock units or RSUs, rather than restricted stock, for the named executive officers and all other participants in the Company's program. The C&BC determined that RSUs, like restricted stock, are identically linked to longer term value through stock price appreciation and provide greater administrative flexibility, including the ability to defer receipt voluntarily and electively into the Company's non-qualified deferred compensation plan.

Stock Ownership Guidelines. Under the Company's stock ownership guidelines, our named executive officers and other members of senior management are expected to achieve over time a minimum specified level of ownership in our common stock. These guidelines were implemented to reinforce the objectives of our executive compensation program as follows:

- Align senior executives' individual financial interests with those of shareholders; and
- Encourage senior executives to act like owners focused on longer term value creation.

The levels of stock ownership are a multiple of the executive officer's salary. For our Chairman and Chief Executive Officer, the minimum level of stock ownership is six times salary. For other named executive officers, the minimum level of stock ownership is four times salary. These multiples, which are above the general market median, demonstrate our senior executives' commitment to D&B and their personal financial stake in the Company.

Shares counted toward satisfaction of the ownership guideline include all stock owned outright, restricted stock or restricted stock units, units in the D&B Common Stock Fund of our 401(k) Plan, and one-half of vested stock options. There is no timeframe for achieving the ownership guideline. However, all executives covered by our stock ownership guidelines are expected to retain 100% of net shares resulting from equity compensation awards and shares otherwise acquired by them outright until the stock ownership guideline is achieved. Once the stock ownership guideline is met, covered executives must retain a sufficient number of shares to comply with the guidelines until termination of their service with the Company. Only shares in excess of the guideline may be traded within designated open window periods in accordance with the Company's inside information and securities trading policy.

Each year, the C&BC reviews the named executive officer's status and progress towards achieving the stock ownership guideline. As of December 31, 2010, the stock ownership of each named executive officer was as noted below. Mr. Hauck's ownership level reflects the fact that he joined the Company in December 2008. Likewise, Mr. Peirez's ownership level reflects his joining the Company in September 2010. Both executives, however, have adhered to the 100% retention policy since they are below the ownership targets.

Stock Ownership as a Multiple of Salary

Name	Guideline as Multiple of Salary	Actual Ownership as Multiple of Salary
Sara Mathew	6	30.1
Anastasios G. Konidaris	4	7.5
Byron C. Vielehr	4	13.4
Walter S. Hauck III	4	3.8
Joshua L. Peirez	4	2.6

Non-qualified Deferred Compensation. Our Key Employees' Non-Qualified Deferred Compensation Plan is designed to provide our named executive officers and eligible key employees with an opportunity to defer receipt of current income into the future and/or to accumulate capital on a tax-deferred basis for a planned future event. This voluntary plan can also provide the named executive officer with an effective tax planning vehicle and allow the officer to defer additional income for retirement. We offer this plan to provide a competitive and comprehensive total compensation package that is designed to attract and retain key executives. Under this plan, participants may defer the payment of both salary and annual cash incentives. A further description of the plan is set forth below under the "Non-qualified Deferred Compensation Table." In 2010, Ms. Mathew was the only named executive officer who elected to participate in the plan.

Non-qualified Retirement Benefits. All named executive officers participate in our non-qualified executive retirement plan, or ERP. The plan was designed to provide retirement income and disability benefits necessary to attract and retain the executives of the Company, including, in particular, those executives who join the Company in the middle of their career.

Additional details on the non-qualified retirement plans can be found in the section following the Pension Benefits Table.

Change in Control Benefits. In the event of a change in control of D&B, unvested options become immediately vested and exercisable, restrictions on restricted stock and restricted stock units immediately lapse and other awards become payable as if targets for the current period were met at 100%. These provisions enable our named executive officers to make decisions in the best interest of our shareholders without concern over the impact of a change in control on their outstanding equity awards.

We have change in control agreements with each of our named executive officers to provide additional benefits if the officer is terminated in connection with a change in control of D&B. Some of our current change in control agreements also provide a gross-up for any payments that are subject to excise taxes under Section 280G of the Internal Revenue Code. However, in 2010 this provision has been removed for prospective executive officers of the Company. Therefore, while Ms. Mathew and Messrs. Konidaris, Vielehr, and Hauck have this provision, Mr. Peirez does not since he was hired after the change was adopted. A detailed description of the change in control agreements is set forth under the "Change in Control Agreements" section of this proxy statement.

We believe that the additional benefits provided by our change in control agreements are an important component of our named executive officer's total compensation package and help protect shareholder interests in the event of a change in control. These benefits enable our officers to make decisions in the interest of our shareholders without concern over the impact on them personally. In addition, the agreements provide an incentive for the named executive officers to continue their employment with D&B during the change in control event, because benefits are only paid if the named executive officer is terminated without cause (or resigns for good reason) following the change in control. The named executive officer will not receive any provided benefits if he or she voluntarily leaves D&B without good reason or terminates prior to a change in control.

Severance Benefits. We also provide our named executive officers with severance benefits if their employment is terminated as a result of a reduction in force, job elimination, unsatisfactory job performance (not constituting cause) or a mutually agreed-upon resignation, in each case not related to a change in control of D&B. Severance benefits are provided through our Career Transition Plan, in which all named executive officers participate. These same severance benefits are generally available to all employees of the Company. We believe that severance benefits are an important component of our named executive officers' total compensation package. They enable our program to remain competitive with the market for executive talent and they provide the named executive officer with the appropriate incentive to act in the best interests of shareholders.

Detailed descriptions of our severance plans are set forth under the "Employment, Change in Control and Severance Arrangements" section of this proxy statement.

External Benchmarking

Market data provides a reference and framework for decisions about the base salary, target annual cash incentives, and the appropriate level of long-term incentives to be provided to each named executive officer. However, due to year-over-year variability and the inexact science of matching and pricing executive jobs, we believe market data should be interpreted within the context of other important factors and should not be used as the sole criteria in determining a specific pay level. Therefore, in setting the target pay for named executive officers, market data was reviewed along with other factors, including: the scope of responsibility and accountability within the organization, prior experience, competencies, skills, and individual performance.

Market data also helps ensure our other executive compensation program components are competitive with market practice and trends. Therefore, we periodically review our stock ownership guidelines, deferred compensation plan, and supplemental retirement, severance, and change in control benefits against both our compensation comparison group as well as general industry.

Compensation Comparison Group. Our compensation comparison group includes 20 companies in financial services, business information and technology services. In consultation with Meridian Compensation Partners, the independent third-party compensation consultant, the C&BC used these companies for the compensation comparison group because they are broadly within the size range of D&B; have executive positions comparable to those of D&B requiring a similar set of management skills and experience; and/or are representative of organizations that compete with us for business or executive talent. In addition, companies were included in the compensation comparison group only if executive pay data were available either through Hewitt Associate's Total Compensation Management ™ proprietary compensation database or through publicly available proxy information.

For 2010, the companies that comprised our compensation comparison group remained unchanged relative to 2009 and included the following:

2010 Compensation Comparison Group

Acxiom Corporation
Alliance Data Systems Corporation
Ameriprise Financial
Broadridge Financial Solutions Incorporated
CA Incorporated
Ceridian Corporation
Convergys Corporation
DST Systems
Equifax Incorporated
Fair Isaac Corporation
Fiserv Incorporated
Global Payments Incorporated
IMS Health Incorporated
McGraw-Hill Companies
Moody's Corporation
NCR Corporation
Nielsen Company
Northern Trust Corporation
Total Systems Services Incorporated
Unisys Corporation

Benchmarking Process. Each year our pay positioning and performance versus our compensation comparison group is reviewed by the C&BC. As noted in the "Corporate Governance" section of this proxy statement, the C&BC retained the services of Meridian to perform this review.

Consistent with past years, in 2010 Meridian analyzed:

- Base salary;
- Target cash incentive;
- Target total cash (*i.e.*, base salary plus target cash incentive);
- Long-term incentives;
- Target total direct compensation (*i.e.*, target total cash plus long-term incentives);
- Retirement benefits; and
- Target total compensation (target total direct compensation plus retirement benefits).

In addition, the C&BC also reviewed actual pay data including actual bonus awards. Since competitive data on retirement benefits were only consistently available for two of the named executive officer positions, the review of retirement benefits and target total compensation (as defined above) was limited to the Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer.

The analyses covered both unadjusted and regression size-adjusted data (adjusted for revenue size and market capitalization) to provide a comprehensive perspective of market pay. We focus on unadjusted data because we recruit new executive talent to grow our business from financial services, business information and technology services companies regardless of size. In addition, we strongly believe that there should be a link between a company's performance and its pay levels. Therefore, the analyses included the relationship between executive officer compensation and company performance over one-year and three-year periods (2007 – 2009). This review focused on measures of growth (*i.e.*, operating profit, earnings per share and revenue), efficiency (*i.e.*, return on revenue and cash flow margin), and shareholder value creation (*i.e.*, total shareholder return).

The analyses grouped pay and performance into one of four quartiles with the 1st quartile being the lowest quartile (comprising data at or below the 25th percentile or bottom 25%) and the 4th quartile being the highest (comprising data at or above the 75th percentile or top 25%); the 2nd quartile included data ranked between the 25th and 50th percentiles and the 3rd quartile included data ranked between the 50th and 75th percentile. The following chart depicts the results of the 2010 analyses of how our target and actual pay for the Chairman and Chief Executive Officer and other Section 16 reporting officers links to performance relative to the compensation comparison group:

Pay for Performance Analyses (2007 - 2009)

	Size	Performance			Compensation		
		Growth	Efficiency	TSR	Salary	Total Cash	Total Direct Comp.
4th Quartile		D&B EPS 3-yr D&B Sales 1-yr	D&B CFM 1- & 3-yr D&B ROS 1- & 3-yr				
3rd Quartile		D&B EPS 1-yr D&B Sales 1-yr D&B OP 1- & 3-yr		D&B 3-yr		D&B Target D&B Actual	D&B Actual D&B Target
2nd Quartile	D&B Market Cap				D&B		
1st Quartile	D&B Revenue			D&B 1-yr			

The key conclusions from the above pay for performance analyses are summarized as follows:

- Our **base salary** levels are close to median levels and generally align with our company size (*e.g.*, market capitalization in the 3rd quartile), which is appropriate since salary does not vary based on company performance.
- **Target and actual total cash** are in the 3rd quartile and are equal to or below the performance of growth measures, where we rank in the 3rd and 4th quartiles. Target and actual total cash, however, are below the performance of efficiency measures, where we rank in the top quartile. These results provide validation that our historic incentive goals are consistent with our pay for performance philosophy and have been set appropriately for our level of compensation.
- **Target and actual total direct compensation** also align well with growth and efficiency measures and are at the same level as 3-year total shareholder return. While compensation levels are above 1-year total shareholder return results, we feel that market measures such as total shareholder return are best viewed over the long-term.

Retirement benefits and target total compensation are generally in the top quartile of the compensation comparison group. However, the C&BC agreed that this relative pay positioning is needed to attract the caliber of talent required for the business and that it aligns with the demonstrated historical performance of the Company versus its peer group.

2010 Base Salaries

As noted above, the base salaries provided to our named executive officers are reviewed by the C&BC annually and any adjustment to base salary is based on a number of factors and considerations. Based on the C&BC's review, none of the named executive officers received a base salary increase in 2010 with the exception of Ms. Mathew in connection with her promotion to Chief Executive Officer of the Company on January 1, 2010, and Chairman on July 1, 2010, as noted below.

Name	Rationale	Market Position	Base Salary From	Base Salary To	Increase %	Effective
Sara Mathew	In consideration of her promotion to Chairman and Chief Executive Officer of the Company, the C&BC increased Ms. Mathew's base salary as part of an overall change in total compensation toward the market value of her new role.	Below median pay positioning	$600,000	$750,000	25.0%	1/1/2010

Annual Cash Incentive Plan

Through the annual cash incentive plan, about half of 2010 target total cash compensation was "at risk" since payment was based on performance against predetermined annual measures. Our named executive officers were designated by the C&BC as participants in our Covered Employee Cash Incentive Plan, or IP, which is a shareholder approved plan.

Maximum Incentive Opportunity. On February 18, 2010, the C&BC established a maximum annual cash incentive opportunity of eight-tenths of one percent of our 2010 earnings before taxes for our Chairman and Chief Executive Officer and five-tenths of one percent of our 2010 earnings before taxes for each of our other named executive officers. Consistent with prior years, the C&BC selected earnings before taxes as the appropriate measure in setting the maximum incentive opportunity since it considers profitable revenue growth over time as a key driver in creating value for our shareholders. The percentages selected for our Chairman and CEO and for the balance of the named executive officers were deemed, based on historical results, to generate reasonable levels of maximum incentive opportunity given the nature and scope of our executive positions.

Actual annual cash incentive payouts to our Chairman and Chief Executive Officer and our other named executive officers were less than these maximums as described below. In 2010, our earnings before taxes were $387.9 million. Therefore, the maximum annual cash incentive opportunity for our Chairman and Chief Executive Officer was $3,103,200 and for our other named executive officers the maximum was $1,939,500 per participant. The amounts determined by this formula represent the maximum value of the cash incentive that could have been paid to each of our named executive officers in 2010.

We established the maximum incentive opportunity in an effort to comply with the performance-based exemption available under Section 162(m) of the Internal Revenue Code and to enhance the likelihood that any cash amounts paid to our named executive officers under the IP will be fully deductible. We believe that the measure of earnings before taxes links directly to our objective of rewarding for financial goals that will drive shareholder value creation.

Actual Incentive Payout Targets. In determining whether to award the maximum annual cash incentive generated by the pre-tax earnings formula, the C&BC also considered performance against four measures weighted as follows:

- 30%—Company-wide core revenue growth;
- 30%—Growth in earnings per share before non-core gains and charges and operating income before non-core gains and charges;
- 20%—Customer satisfaction (an index measured by our Voice of the Customer Survey); and
- 20%—Strategy goal (comprising measures related to maximizing customer value through execution of our data strategy and technology re-platforming goals).

The above 60% weight allocated to growth in revenue, earnings per share, and operating income results is linked to our objective to provide profitable revenue growth year-over-year. Our customer satisfaction and strategy goals, assigned a total weight of 40%, are tied to our longer term objective of increasing the level of sustained revenue growth in 2012. In our view, the allocation of these goals and weights equally balances our commitment to achieve strong financial results annually with our commitment to deliver on our longer term strategic objectives.

The range of incentive payout for each performance goal was 0% to 200% resulting in a potential annual cash incentive payment between 0% and 200% of the target incentive for each named executive officer. The performance measures for 2010 as well as the principles for assessing results were approved by the C&BC on February 18, 2010.

Individual Performance Adjustments. Actual cash incentive payments made to each named executive officer (other than our Chairman and Chief Executive Officer) were subject to a discretionary adjustment based on the results of the individual performance assessments conducted by our Chairman and Chief Executive Officer. Based on this assessment, judgment is applied relative to the individual's performance and demonstrated leadership. The C&BC approves all discretionary adjustments upon the recommendation of our Chairman and Chief Executive Officer following a discussion with her. The C&BC also performs a similar assessment of our Chairman and Chief Executive Officer and approves any adjustments based on that assessment. Such adjustments may positively or negatively impact the final award to the named executive officer for company performance. In no instance, however, will such adjustments exceed the maximum annual cash incentive opportunity generated by the pre-tax earnings formula described above. The C&BC may also approve adjustments to performance goals to include or exclude the impact of non-core gains and charges or extraordinary items.

Attainment of 2010 Performance Measures. In 2010, results against the four measures that the C&BC used to evaluate the level of the named executive officers' 2010 annual incentive payout for company performance were as follows:

Company Goal	Weight	Incentive Target	Result	Assessment
Company Core Revenue Growth (1) . . .	30%	+1% to +3%	+3%	Revenue result was at upper end of the incentive target range of +1% to +3%, including about one point of positive impact due to our acquisition of D&B Australia. Our International business had another solid year of 16% growth (4% organic) and is positioned for continued growth in 2011. Our North America business was down 1% for the year, which was in line with our expectations. However, our North America business's performance improved over the course of 2010 and returned to growth in the second-half of the year after six consecutive quarters of decline. Based on these considerations, the C&BC assessed this result as below target or 90%.
Diluted EPS Growth (Before Non-core Gains and Charges)/Total Operating Income (2)	30%	EPS +1% to +6% Op Inc (2%) to +2%	EPS +4% Op Inc (2%)	EPS growth for the year was in the middle of the incentive target range including about one point of dilution due to our acquisition of D&B Australia. Operating income was at the lower end of the incentive target range reflecting about 1 point of dilution from our D&B Australia acquisition. Although operating income was down 2% for the full year in line with our expectations, operating income growth in the second-half of the year improved substantially (from a decline of 9% in the first-half to positive growth of 4% in the second- half). Based on these considerations, the C&BC assessed this result as just below target or 95%.
Customer Satisfaction Index (CSI)	20%	Target range up to +3 improvement	+3 points of improvement	CSI improvement of 3 points was at the upper end of the incentive target range. Our results were driven by an improvement in all surveyed questions – a clear indication that our customers continue to see D&B becoming more customer-focused and also an early indication that MaxCV is improving the customer experience. Based on these considerations, the C&BC assessed this result as at target or 100%
Strategy Goal	20%	Achievement of qualitative criteria related to Data Strategy & Technology Re-platforming	Met or exceeded most qualitative criteria	Data Strategy: We achieved database coverage in the US and emerging markets and grew the complete database, exceeding our target levels. The complete database coverage grew to 188 million records. US Online match rates and the Global Batch match rates were achieved within or above the target range. We increased our Paydexes and financial statements above targeted levels for the year. We now have 25 million trade scores and 17 million linked records, both of which were ahead of expectations for the year. And finally, we increased financial statement coverage from 75,000 to 500,000, a critical need for customers of DNBi. Technology Re-platforming: We relocated our data center to Arkansas. We opened a new application development center in Ireland and introduced 2 brand new products into the market. A third was launched in late January 2011. New products delivered included MyDNB.com with over 50% of customers successfully migrated. A new DNB.com site was completed and D&B360 was also introduced into the CRM space. Our data supply chain re-build project will be completed in-house and is expected to be finished in the second half of 2012 and at the higher-end of our $110 million - $130 million cost range. Based on these considerations, the C&BC assessed this result as just below target or 95%.

(1) For 2010, our core revenue before the effect of foreign exchange grew 3%. We used this measure in our annual cash incentive plan. Total revenue for 2010, in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") declined 1%, and core revenue was up 3%, both on a GAAP basis and before the effect of foreign exchange. See Schedule I to this proxy statement for a quantitative reconciliation of total and core revenue in accordance with GAAP and the total and core revenue before the effects of foreign exchange. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business" in our Form 10-K for the year ended December 31, 2010 for a discussion of why we use core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

(2) For 2010, our diluted EPS attributable to D&B grew 4% and our operating income declined 2%, both before non-core gains and (charges). We used this measure in our annual cash incentive plan. On a GAAP basis for 2010, we reported a decline in diluted EPS attributable to D&B of 17% and a decline in operating income of 12%. See Schedule II and III to this proxy statement for a quantitative reconciliation of reported diluted EPS attributable to D&B growth and operating income in accordance with GAAP to diluted EPS attributable to D&B growth and operating income before non-core gains and charges for the 2010 and 2009 fiscal years. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business" in our Form 10-K for the year ended December 31, 2010 for a discussion of why we use Diluted EPS and operating income before non-core gains and (charges) and why management believes this measure provides useful information to investors.

During the year, management met with the C&BC quarterly at four separate meetings and finally in February 2011 to discuss its quantitative and qualitative assessment of company performance and the appropriate level of aggregate reward for that performance.

Based on the overall quantitative and qualitative assessment of company performance as noted in the table above, the C&BC determined the final payout for 2010 company performance to be 95% of the target annual cash incentive opportunity. As noted earlier, under our annual cash incentive plan, the payout for company performance is combined with any positive or negative discretionary adjustments for individual performance and leadership to determine the final 2010 annual cash incentive payments to the named executive officers. The final 2010 awards approved by the C&BC did not include any adjustments for individual performance. The table below summarizes the final payouts to our named executive officers.

2010 Annual Cash Incentive

		Award for Company Performance		Adjustment for Individual Performance		
Executive Officer	**Target**	**% of Target**	**Amount**	**+/-%**	**Amount**	**Final Award (as reported in "Summary Compensation Table" in "Non-equity Incentive Plan Compensation" column)**
Sara Mathew	$975,000	95%	$926,250	0.00%	—	$926,250
Anastasios G. Konidaris	$382,500	95%	$363,375	0.00%	—	$363,375
Byron C. Vielehr	$361,250	95%	$343,188	0.00%	—	$343,188
Walter S. Hauck III	$280,000	95%	$266,000	0.00%	—	$266,000
Joshua L. Peirez (1)	—	—	—	—	—	—

(1) For 2010, Mr. Peirez, who was hired by the Company on September 13, 2010, was not eligible for a 2010 annual cash incentive as described above and reported in the "Summary Compensation Table" under "Non-equity Incentive Plan Compensation." As part of his total compensation package, Mr. Peirez was granted a cash bonus of $360,000 in lieu of an annual cash incentive as reported in the "Summary Compensation Table" under "Bonus."

Long-term Equity Incentives

For 2010, long-term equity incentive compensation represented the largest component of the total compensation awarded to our named executive officers. The equity compensation was comprised of a grant of stock options (50% of the total long-term incentive value) and a target performance-based restricted stock unit opportunity (the remaining 50% of the total long-term incentive value).

In determining the amounts of the equity compensation awarded, the C&BC considered a variety of factors including: individual performance, competencies, skills, prior experiences, scope of responsibility and accountability within the organization, and our above median market pay positioning for variable pay versus comparable executive data in the compensation comparison group.

2010 Stock Option Grant. Comprising 50% of the total economic value of their regular 2010 equity-based compensation, stock option grants were made on February 11, 2010, as shown in the Grants of Plan Based Awards Table, to all of the named executive officers except Mr. Peirez, who was hired on September 13, 2010.

These grants were approved by the C&BC at its meeting on January 25, 2010. The total economic value of the 2010 stock option grants made to the named executive officers was the same as 2009 with the exception of Ms. Mathew who received an increase of $600,000 in the economic value of her stock option grant in recognition of her promotion to Chairman and Chief Executive Officer. The timing of the February 11, 2010 stock option grants was consistent with our practice since 2003 to have annual grants of stock options to all employees reviewed and approved by the C&BC at its first meeting of the year and to set the grant date associated with those options as five business days after our fourth quarter and year-end earnings release. In this way, information about our most recent performance has been made public and that news is reflected in the stock price used to determine the exercise price of the stock options.

As shown in the Grants of Plan Based Awards Table, in conjunction with his joining the Company, Mr. Peirez received a grant of 16,400 stock options on September 13, 2010, which was approved by the C&BC on August 4, 2010. The total economic value of the stock option grant was approximately $375,000, representing 50% of Mr. Peirez's regular 2010 equity-based compensation. The other half of Mr. Peirez's regular 2010 equity-based compensation is described below under "2010 Performance-based Restricted Stock Unit Opportunity."

The exercise price of these stock options is the fair market value of D&B stock on the date of grant (*i.e.*, mean of high and low trading prices). All stock options vest in four equal installments commencing on the first anniversary of the grant and have a ten-year term. We believe that this vesting schedule and option term, in conjunction with our stock ownership guidelines, encourages longer term behavior and allows the executive to build ownership in D&B over time.

2010 Performance-based Restricted Stock Unit Opportunity. At its meeting on January 25, 2010, the C&BC set a target dollar value for each named executive officer's restricted stock unit opportunity as set forth in the "Grants of Plan-based Awards Table." This dollar value represents the target dollar value of restricted stock units that our named executive officers could be awarded in 2011 based on attainment of the same company performance goals set forth under the annual cash incentive plan for 2010, including the Section 162(m) maximum generated by the pre-tax earnings formula as separately applied to the restricted stock unit opportunity. The maximum dollar award that our named executive officers may be awarded relative to their 2010 performance-based restricted stock unit opportunity was additionally capped by D&B's 3-year (2008-2010) total shareholder return or TSR performance versus that of the compensation comparison group and the S&P 500 (which we refer to as our external group) as follows:

D&B's 3-year (2008-2010) Total Shareholder Return (TSR) versus External Group	Maximum Award or Cap as % of Dollar Target
Less than 60th Percentile	100%
60th Percentile or Greater	Up to 200%

Based on attainment of the goals in the annual cash incentive plan and D&B's 3-year (2008-2010) TSR performance, our named executive officers received awards of restricted stock units on March 1, 2011 as approved by the C&BC on February 23, 2011. The number of restricted stock units granted is determined by dividing the dollar value earned by the average fair market value (*i.e.*, mean of high and low trading prices) of our common stock in a 30-day period prior to the C&BC meeting and approval date. Following the grant date, the restricted stock units are subject to time-based vesting as follows: 20% on the first anniversary of the grant, 30% on the second anniversary of the grant and 50% on the third anniversary of the grant.

The performance-based restricted stock unit award earned for 2010 was granted after the conclusion of the fiscal year and will be reported in our 2012 proxy statement. For each of the named executive officers, the awards of restricted stock units were as noted below:

Executive Officer	Target Opportunity	Award as % of Target Opportunity	Earned Opportunity	Number of Restricted Stock Units Granted
Sara Mathew	$1,600,000	95%	$1,520,000	18,023
Anastasios G. Konidaris	$ 450,000	95%	$ 427,500	5,069
Byron C. Vielehr	$ 375,000	95%	$ 356,250	4,224
Walter S. Hauck III	$ 200,000	95%	$ 190,000	2,252
Joshua L. Peirez	$ 375,000	95%	$ 356,250	4,224

2010 Restricted Stock Unit Grant. On February 18, 2010, the C&BC approved grants of restricted stock units under the 2009 SIP based on each named executive officer's 2009 performance-based restricted stock unit opportunity. For 2009, the performance-based restricted stock unit grant for each of the named executive officers was as follows:

Executive Officer	Maximum Opportunity	Award as % of Maximum Opportunity	Earned Opportunity	Number of Restricted Stock Units Granted
Sara Mathew	$1,000,000	69%	$690,000	8,593
Anastasios G. Konidaris	$ 450,000	69%	$310,500	3,867
Byron C. Vielehr	$ 375,000	69%	$258,750	3,222
Walter S. Hauck III	$ 200,000	69%	$138,000	1,718
Joshua L. Peirez (1)	—	—	—	—

(1) Mr. Peirez was not eligible for a restricted stock unit grant based on 2009 performance since he joined the Company on September 13, 2010.

These awards were contingent on our 2009 performance against the same measures and performance goals that were used by the C&BC in determining payout under the 2009 annual cash incentive plan as described in our 2010 proxy statement. Since 2009 performance fell below the incentive targets set for that year, awards as a percentage of opportunity were 69% as discussed in more detail in our 2010 proxy statement.

These restricted stock units are subject to the same vesting schedule as the restricted stock unit grants described above: 20% on the first anniversary of the grant, 30% on the second anniversary of the grant and 50% on the third anniversary of the grant.

Special 2010 Equity Grants. Retention of key executives is critical to the achievement of our business objectives, particularly our Strategic Technology Investment, which will help us improve data quality and timeliness, increase the speed of product innovation and significantly reduce technology costs. In recognition of that principle, the company may periodically make special equity grants to executives it deems critical to its current and future success. We consider such grants as important investments in the company's future. In 2010, two of the named executive officers received special equity grants: Mr. Hauck and Mr. Vielehr.

Given his key role as Senior Vice President, Technology and Chief Information Officer, Mr. Hauck has the important accountability of leading our data center migration initiative and implementing our Strategic Technology Investment, including developing a new technology platform that is scalable, agile, faster and more cost-effective in meeting emerging customer demands. In recognition of his critical role in executing our strategic plan, on June 8, 2010, our Chairman and Chief Executive Officer recommended, and the sub-committee of the C&BC approved, a special equity grant to Mr. Hauck of 13,300 restricted stock units valued at the time at approximately $1,000,000. This special grant was effective July 1, 2010 and vests in the same manner as described above under "2010 Restricted Stock Unit Grant."

In light of his critical leadership role with respect to our Strategic Technology Investment and in recognition of his dedication toward making significant progress on our strategy, on August 4, 2010, our Chairman and Chief Executive Officer recommended and the C&BC approved a special equity grant to Mr. Vielehr of 14,340 restricted stock units valued at the time at approximately $1,000,000. This special grant was effective August 4, 2010 and vests 50% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% on the fifth anniversary of the grant. This vesting schedule is different from the schedule described above for our regular restricted stock unit grants. At its August meeting, the C&BC agreed that this longer term vesting schedule was more valuable from a retention perspective.

As part his offer package, on August 4, 2010, the C&BC approved a special sign-on grant for Mr. Peirez of 14,340 restricted stock units valued at the time at approximately $1,000,000. This special grant was effective September 13, 2010, Mr. Peirez's date of hire, and vests in the same manner as described above under "2010 Restricted Stock Unit Grant."

Employment Agreements

None of the named executive officers, including our CEO, have an employment agreement with the Company.

Tax Deductibility

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain officers unless certain specific and detailed criteria are satisfied. The C&BC believes that it is generally desirable and in the best interests of D&B to deduct compensation payable to our named executive officers. In this regard, the C&BC considers the anticipated tax treatment to D&B and our named executive officers in its review and establishment of compensation programs and payments. The annual cash incentive program described above is intended to comply with the performance-based exemption available under Section 162(m) in order to enhance the likelihood that these amounts will be fully deductible. Compensation resulting from the exercise of stock options is also deductible, without regard to Section 162(m). However, notwithstanding the C&BC's efforts, no assurance can be given that compensation will be fully deductible under Section 162(m). In certain instances the C&BC has determined that it will not necessarily seek to limit compensation to pay that is only deductible under Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code places a number of restrictions on non-qualified deferred compensation plans such as our Key Employees' Non-Qualified Deferred Compensation Plan, Executive Retirement Plan, severance plan and change in control agreements. The key restrictions include a six-month delay in the receipt of certain non-qualified payments upon termination and limiting an executive's ability to make changes in the timing and payment options. As a result, certain benefits discussed in this proxy statement may be subject to a six-month delay.

REPORT OF THE COMPENSATION & BENEFITS COMMITTEE

The C&BC has reviewed and discussed with management of D&B the Compensation Discussion & Analysis section of this proxy statement. Based on our review and discussions, we recommended to the Board of Directors, and the Board has approved, that the Compensation Discussion & Analysis be included in this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the Securities and Exchange Commission.

Compensation & Benefits Committee

Michael R. Quinlan, *Chairman*
John W. Alden
Christopher J. Coughlin
Michael J. Winkler

February 23, 2011

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by or paid to our Chairman and Chief Executive Officer; our Chief Financial Officer; and each of our other three most highly compensated executive officers by the Company and our subsidiaries with respect to the fiscal year ended December 31, 2010. All of these individuals are collectively referred to as the named executive officers. For those who were also named executive officers in the two prior years, compensation earned or paid for fiscal years ending December 31, 2009 and December 31, 2008 is similarly provided.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3) (4)	Option Awards ($) (5)	Non-equity Incentive Plan Compensation ($) (1) (6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (7)	All Other Compensation ($) (8) (9) (10)	Total ($)
Sara Mathew	2010	750,000	—	601,123	975,902	926,250	1,318,422	14,765	4,586,462
Chairman and Chief Executive	2009	600,000	—	868,795	820,940	476,100	1,318,313	5,250	4,089,398
Officer ("Principal Executive Officer")	2008	600,000	—	1,038,604	876,509	595,125	898,573	57,909	4,066,720
Anastasios G. Konidaris (11)	2010	450,000	—	270,516	274,035	363,375	544,203	8,100	1,910,229
Senior Vice President and Chief	2009	441,667	—	304,089	364,125	263,925	297,790	3,500	1,675,096
Financial Officer ("Principal Financial Officer")	2008	400,000	—	361,818	307,857	258,750	223,603	34,358	1,586,386
Byron C. Vielehr	2010	425,000	—	1,212,417	229,295	343,188	473,730	17,254	2,700,884
President, Global Risk and	2009	425,000	—	325,789	307,032	249,263	240,510	3,719	1,551,312
Analytics	2008	425,000	—	422,106	329,426	311,578	357,254	39,364	1,884,728
Walter S. Hauck III Senior Vice President, Technology and Chief Information Officer	2010	400,000	—	1,011,283	121,638	266,000	308,203	14,403	2,121,527
Joshua L. Peirez (12) President, Innovation and Chief Marketing Officer	2010	136,363	360,000	986,305	202,883	—	—	5,019	1,690,570

(1) The amounts shown have not been reduced by any deferrals in 2008, 2009, or 2010 that the named executive officers may have made under qualified or non-qualified deferred compensation plans offered by D&B.

(2) Mr. Peirez received a sign-on bonus when hired on September 13, 2010.

(3) Amounts shown represent the aggregate grant date fair value of each year's awards, as calculated in accordance with GAAP, without regard to our forfeiture assumptions. For more information on how we value stock-based awards (including assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal years ending December 31, 2010, December 31, 2009 and December 31, 2008. Not included are the performance-based restricted stock opportunities earned for 2010 and granted as restricted stock units in 2011 after the conclusion of the fiscal year and after the assessment of performance. These grants will be reported in the 2012 summary compensation table.

(4) The terms of the restricted stock units granted to the named executive officers provide for the accrual of dividends based on the same rate established from time to time for our common stock, converted to shares at the time the restrictions lapse on the corresponding restricted stock units.

(5) Amounts shown represent the aggregate grant date fair value of each year's awards, as calculated in accordance with GAAP, without regard to our forfeiture assumptions. For more information on how we value stock-based awards (including assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal years ending December 31, 2010, December 31, 2009 and December 31, 2008. These assumptions may or may not be fulfilled. The amounts shown cannot be considered predictions of future value. In addition, the options will gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

(6) The amounts shown represent non-equity incentive plan payments received by the named executive officers pursuant to our cash incentive plan during the applicable year. For 2010, these cash awards were earned in the 2010 performance year and paid on March 15, 2011. All awards were 95% of their target annual cash incentive opportunity.

(7) Amounts represent the aggregate increase in the actuarial value of the named executive officers' qualified and non-qualified defined benefit plans accrued during the applicable year. These plans include the D&B Retirement Account Plan, the Pension Benefit Equalization Plan, and the Executive Retirement Plan. In 2008, 2009 and 2010 no executive received above-market or preferential earnings on non-qualified deferred compensation plan benefits.

(8) The amounts shown represent our aggregate annual contributions for the account of each named executive officer under our tax qualified defined contribution plan, the D&B 401(k) Plan. For 2010 the only employer match received by our named executive

officers (with the exception of Mr. Peirez who did not participate in the plan in 2010) was $2,647, which represents the one-time, supplemental employer match based on company performance. A performance-based employer match was also provided to all other participants in the D&B 401(k) Plan.

(9) We do not offer perquisites or other personal benefits to our named executive officers in excess of those offered to all employees generally.

(10) For 2010, amounts shown represent accrued dividends on restricted stock unit grants.

(11) The 2009 salary for Mr. Konidaris represents the pro rata amount earned of $400,000 from January 1, 2009 through February 28, 2009 and $450,000 effective March 1, 2009.

(12) The 2010 salary for Mr. Peirez represents the amount earned from his date of employment on September 13, 2010.

In connection with the Summary Compensation Table, the following chart below indicates the proportion of base salary, non-equity incentive plan compensation, and stock and option awards for 2010 for each of the named executive officers separately as a percentage of their respective total compensation. The following table is intended to supplement and not replace the Summary Compensation Table:

Salary, Non-equity Incentive Plan Compensation, and Stock and Option Awards as a Percent of Total Compensation (excluded from the amounts and percentages below, but included in total compensation, are the values in the "Bonus," "Change in Pension Value and Non-qualified Deferred Compensation Earnings" and "All Other Compensation" columns)

	Salary		Non-equity Incentive Plan Compensation		Stock & Option Awards		Total Compensation	
Name	**$**	**%**	**$**	**%**	**$**	**%**	**$**	**%**
Sara Mathew	750,000	16.4%	926,250	20.2%	1,577,025	34.4%	4,586,462	100%
Anastasios G. Konidaris	450,000	23.6%	363,375	19.0%	544,551	28.5%	1,910,229	100%
Byron C. Vielehr	425,000	15.7%	343,188	12.7%	1,441,712	53.4%	2,700,884	100%
Walter S. Hauck III	400,000	18.9%	266,000	12.5%	1,132,921	53.4%	2,121,527	100%
Joshua L. Peirez	136,363	8.1%	—	0.0%	1,189,188	70.3%	1,690,570	100%

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth a summary of all grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2010:

Name	Grant Date (1)	Committee Approval Date (1)	Estimated Possible Payouts Under Non- equity Incentive Plan Awards (2)		Estimated Possible Payouts Under Equity Incentive Plan Awards (3)		All Other Stock Awards: Number of Shares of Stock or Units (#) (4)	All Other Option Awards: Number of Securities Underlying Options (#) (5)	Grant Date Fair Value of Stock and Option Awards $ (6)	Exercise or Base Price of Option Awards ($/sh) (7)	DNB Closing Price on Grant Date ($/sh)
			Target ($)	Maximum ($)	Target ($)	Maximum ($)					
Sara Mathew	01/01/2010	12/07/2009	975,000	1,950,000							
	02/11/2010	01/25/2010						69,800	975,902	70.54	71.01
	03/01/2010	02/18/2010					8,593		601,123		70.21
		01/25/2010			1,600,000	3,200,000					
Anastasios G. Konidaris	01/01/2010	12/07/2009	382,500	765,000							
	02/11/2010	01/25/2010						19,600	274,035	70.54	71.01
	03/01/2010	02/18/2010					3,867		270,516		70.21
		01/25/2010			450,000	900,000					
Byron C. Vielehr	01/01/2010	12/07/2009	361,250	722,500							
	02/11/2010	01/25/2010						16,400	229,295	70.54	71.01
	03/01/2010	02/18/2010					3,222		225,395		70.21
	08/04/2010	08/04/2010					14,340		987,022		69.26
		01/25/2010			375,000	750,000					
Walter S. Hauck III	01/01/2010	12/07/2009	280,000	560,000							
	02/11/2010	01/25/2010						8,700	121,638	70.54	71.01
	03/01/2010	02/18/2010					1,718		120,183		70.21
	07/01/2010	06/08/2010					13,300		891,100		66.87
		01/25/2010			200,000	400,000					
Joshua L. Peirez	09/13/2010	08/04/2010						16,400	202,883	68.78	69.05
	09/13/2010	08/04/2010					14,340		986,305		69.05
	09/13/2010	08/04/2010			375,000	750,000					

(1) The stock option awards granted on February 11, 2010 were approved by the C&BC at its meeting in January 25, 2010. The process was consistent with our practice since 2003, to have annual grants of stock options to all employees reviewed and approved by the C&BC at its first meeting of the year (normally the end of January) and to set the grant date associated with those options as five business days after our annual earnings release. In this way, information about our most recent performance has been made public and that news is reflected in the stock price used to determine the exercise price of the stock options.

The restricted stock units awarded on March 1, 2010 were approved by the C&BC at its meeting on February 18, 2010. This process was similar to our practice since 2005 (our first grant of restricted stock or restricted stock units relative to our performance-based restricted stock opportunity) of having annual grants of restricted stock or restricted stock units to all participants reviewed and approved by the C&BC at its February meeting and to set the grant date associated with these restricted shares or restricted stock units at a date subsequent to that meeting at the same time that other participants received their awards. In this way, management has adequate time to assess the prior year's performance of all of the participants in our program. In addition, information about our most recent performance has been made public and that news is reflected in the stock price on the date of grant.

(2) The amounts shown represent the range of non-equity incentive opportunities for each named executive officer under our annual cash incentive plan, or IP. This plan is described in the "Compensation Discussion & Analysis" above.

On February 18, 2010, the C&BC designated the named executive officers as participants in the IP and established a maximum annual cash incentive opportunity of eight-tenths of one percent of our 2010 earnings before taxes for our Chairman and Chief Executive Officer and five-tenths of one percent of our 2010 earnings before taxes for each of our other named executive officers.

In determining whether to award at year-end the maximum annual cash incentive generated by the pre-tax earnings formula, the C&BC also established four measures or goals of our performance weighted as follows: 30% to revenue growth; 30% to growth in EPS and operating income; 20% to customer satisfaction; and 20% to our strategy execution goal. A target level of performance was established for each performance goal, which would result in a full incentive payout being earned if the target for the measure was achieved. Achievement below the target would result in a smaller or no incentive payout for that measure and achievement above the target would yield a larger incentive payout. The potential range of incentive payout for each performance goal was 0% to 200% of target; the amounts shown are the target (100%) and maximum (200%) aggregate amounts for the four performance goals. The threshold or minimum level of payment is 0%. In addition to the quantitative results the C&BC also considered qualitatively the Company's overall performance relative to appropriate external peer companies such as the compensation comparison group, business competitors in the information industry, and the S&P 500 group of companies as well as a consideration of relevant internal factors as noted in the "Compensation Discussion & Analysis" above.

Under our 2010 annual cash incentive plan, payouts to individual named executive officers were subject to a discretionary adjustment based upon an assessment of individual; performance and leadership. Such adjustments could positively or negatively impact the final award to the named executive officer for our performance. However, the total incentive payout for the four company performance goals plus any individual discretionary adjustment could not exceed the maximum annual cash incentive opportunity generated by the pre-tax earnings formula as described above. A detailed description of these non-equity plan-based awards is set forth above in our "Compensation Discussion & Analysis."

(3) For 2010, each named executive officer had the opportunity to be awarded a grant of restricted stock units after the conclusion of the fiscal year. Such awards were based on performance against the same company goals used by the C&BC in determining payout under the IP described above in footnote 2 and in our "Compensation Discussion & Analysis" including the discretionary adjustment component for individual performance. The 2010 performance-based restricted stock unit opportunity was a target opportunity expressed in dollars, not a number of units, as noted in the table above. Awards were determined by the C&BC at its meeting on February 23, 2011; the dollar value and number of units actually granted for each named executive officer's award is noted in our "Compensation Discussion & Analysis" above and will be reported as an equity grant in our 2012 proxy statement as part of 2011 compensation. The value of such grants will be included in the "Stock Awards" column of the "Summary Compensation Table" in the 2012 proxy statement.

Based on performance, the actual award could be equal to or greater than this target opportunity, however, the dollar award was additionally capped by D&B's total shareholder return or TSR performance versus that of the compensation comparison group and the S&P 500 as noted above in our "Compensation Discussion & Analysis." After the performance period, the dollar amount awarded to the named executive officer was converted into a grant of restricted stock units. The actual number of restricted stock units granted is determined by dividing the dollar value earned by the average fair market value (*i.e.*, mean of high and low trading prices) of our common stock in a 30-day period prior to the C&BC meeting and approval date. The restricted stock unit grants vest as follows: 20% on the first anniversary of the date of grant, an additional 30% on the second anniversary of the date of grant and the remaining 50% on the third anniversary of the date of grant. A detailed description of these equity plan-based awards is set forth above in our "Compensation Discussion & Analysis."

(4) The restricted stock unit amounts shown with a grant date of March 1, 2010 were granted under our 2009 SIP and were based on achievement against the performance-based maximum restricted stock unit opportunity established in and for 2009. These awards were contingent on the same measures and performance goals that were used by the C&BC in determining payout under the 2009 annual cash incentive plan as described in our 2010 proxy statement. These performance goals included: revenue growth (30%); growth in EPS and operating income (30%); customer satisfaction (30%) and team member engagement (10%). The restricted stock units, earned for 2009 performance, were granted after the conclusion of the fiscal year and upon approval by the C&BC at its February 18, 2010 meeting.

These units represent up to 100% of the 2009 maximum performance-based restricted stock unit opportunity as explained above in our "Compensation Discussion & Analysis" under "2010 Performance-based Restricted Stock Grant."

The restricted stock units granted to Mr. Hauck (July 1, 2010) and Byron Vielehr (August 4, 2010) were related to their key roles with respect to execution of the Company's Strategic Technology Investment. Mr. Peirez received a sign-on grant of restricted stock units upon joining the Company.

The 2010 restricted stock unit awards vest as follows: 20% on the first anniversary of the date of grant, an additional 30% on the second anniversary of the date of grant and the remaining 50% on the third anniversary of the date of grant. The only exception is the August 4th grant for Byron Vielehr, which will vest 50% on the third anniversary of the date of grant, 25% on the fourth anniversary of the date of grant and 25% on the fifth anniversary of the date of grant.

If the named executive officer's employment with D&B terminates for any reason prior to the first anniversary of the grant date or for any reason (excluding death, disability or retirement) after the first anniversary of the grant date, the named executive officer forfeits all rights to and interests in the unvested restricted stock units. If a named executive officer is terminated due to retirement, death or disability on or after the first anniversary of the grant date, any unvested restricted stock units become fully vested as of the termination date.

(5) On January 25, 2010, the C&BC approved stock option grants to each of our named executive officers under our 2009 SIP. All stock options are non-qualified, become exercisable in four equal installments commencing on the first anniversary of the date of grant, and have an expiration date of ten years from the date of grant.

Mr. Peirez received a grant of stock options on September 13, 2010, upon joining the Company.

If a named executive officer's employment with D&B terminates for any reason other than death, disability or retirement after the first anniversary of the date of grant or for any reason prior to the first anniversary of the date of grant, any exercisable option may only be exercised during the 90-day period following the date of termination under the 2009 SIP. If a named executive officer's employment is terminated for death or disability after the first anniversary of the date of grant, the option will immediately vest in full and may thereafter be exercised during the lesser of five years following the date of termination or the original expiration date. If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised vested options may be exercised during the shorter of the remaining term of the options or five years after the date of termination.

(6) Amounts shown represent the grant date fair value, as calculated in accordance with GAAP, without regard to our forfeiture assumptions. As noted above, the grant of restricted stock units on March 1, 2010 was for 2009 performance and the stock option grant on February 11, 2010 was part of the named executive officer's 2010 equity-based compensation. For more information on how we value stock-based awards (including assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal year ending December 31, 2010. These assumptions may or may not be fulfilled. The amounts shown cannot be considered predictions of future value. In addition, the options will gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

(7) In accordance with our 2009 SIP, all stock options have an exercise price equal to the mean of the high and low trading prices of our common stock on the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth a summary of all outstanding equity awards held by each of our named executive officers as of December 31, 2010:

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Sara Mathew	08/20/2001	75,000	—	31.355	08/20/2011		
	12/19/2001	100,000	—	36.160	12/19/2011		
	02/12/2003	56,500	—	34.165	02/12/2013		
	02/09/2004	54,300	—	53.300	02/09/2014		
	02/25/2005	43,000	—	60.535	02/25/2015		
	02/09/2006	35,100	—	71.275	02/09/2016		
	02/08/2007	24,900	8,300	88.040	02/08/2017		
	03/01/2007	37,500	12,500	88.330	03/01/2017		
	02/06/2008	22,350	22,350	88.365	02/06/2018		
	02/04/2009	12,500	37,500	79.580	02/04/2019		
	02/11/2010	—	69,800	70.540	02/11/2020		
	02/22/2008					5,720	
	03/04/2009					9,577	
	03/01/2010					8,593	
							1,961,130
Anastasios G. Konidaris	03/11/2005	16,600	—	61.965	03/11/2015		
	02/09/2006	9,600	—	71.275	02/09/2016		
	02/08/2007	6,825	2,275	88.040	02/08/2017		
	03/01/2007	1,875	625	88.330	03/01/2017		
	02/06/2008	7,850	7,850	88.365	02/06/2018		
	02/04/2009	4,375	13,125	79.580	02/04/2019		
	02/19/2009	1,250	3,750	75.450	02/19/2019		
	02/11/2010	—	19,600	70.540	02/11/2020		
	02/22/2008					1,993	
	03/04/2009					3,352	
	03/01/2010					3,867	
							756,213
Byron C. Vielehr	08/02/2005	48,300	—	63.870	08/02/2015		
	02/09/2006	14,300	—	71.275	02/09/2016		
	02/08/2007	10,125	3,375	88.040	02/08/2017		
	02/06/2008	8,400	8,400	88.365	02/06/2018		
	02/04/2009	4,675	14,025	79.580	02/04/2019		
	02/11/2010	—	16,400	70.540	02/11/2020		
	02/22/2008					2,325	
	03/04/2009					3,592	
	03/01/2010					3,222	
	08/04/2010					14,340	
							1,927,391
Walter S. Hauck III	02/04/2009	2,500	7,500	79.580	02/04/2019		
	02/11/2010	—	8,700	70.540	02/11/2020		
	12/01/2008					985	
	03/01/2010					1,718	
	07/01/2010					13,300	
							1,313,686
Joshua L. Peirez	09/13/2010	—	16,400	68.780	09/13/2020		
	09/13/2010					14,340	
							1,177,171

(1) Stock options granted to the named executive officers prior to February 9, 2004 become exercisable in three equal annual installments commencing on the third anniversary of the date of grant. Stock options granted to the named executive officers on

or after February 9, 2004 become exercisable in four equal annual installments commencing on the first anniversary of the date of grant. If employment terminates for any reason other than death, disability or retirement after the first anniversary of the date of grant or for any reason prior to the first anniversary of the date of grant, any exercisable option may only be exercised during the 30-day period following the date of termination under the 2000 SIP (awards granted before May 5, 2009) or 90-day period under the 2009 SIP (awards granted on or after May 5, 2009). If employment is terminated for death or disability after the first anniversary of the date of grant, the option will immediately vest in full and may thereafter be exercised during the lesser of five years following the date of termination or the original expiration date. If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised vested options may be exercised during the shorter of the remaining term of the options or five years after the date of termination.

(2) Grants of restricted shares vest 20% on the first anniversary of the grant date, 30% on the second anniversary of the grant date, and the remaining 50% on the third anniversary of the grant date. The only exception is the August 4th grant for Byron Vielehr, which will vest 50% on the third anniversary of the date of grant, 25% on the fourth anniversary of the date of grant and 25% on the fifth anniversary of the date of grant. If the named executive officer's employment with D&B terminates for any reason prior to the first anniversary of the grant date or for any reason (excluding death, disability or retirement) on or after the first anniversary of the grant date, the named executive officer forfeits all rights to and interests in the unvested restricted shares. If a named executive officer is terminated due to retirement, death or disability on or after the first anniversary of the grant date, any unvested shares become fully vested as of the termination date.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth the number of shares acquired and the value realized by the named executive officers upon the exercise of stock options and the vesting of restricted stock awards during the fiscal year ended December 31, 2010:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized On Vesting ($)**
Sara Mathew	—	—	11,655	823,590
Anastasios G. Konidaris	—	—	3,623	256,032
Byron C. Vielehr	—	—	4,661	329,419
Walter S. Hauck III	—	—	591	45,117
Joshua I. Peirez	—	—	—	—

PENSION BENEFITS TABLE

The following table sets forth a summary of the defined benefit pension benefits for each named executive officer as of December 31, 2010:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Sara Mathew	Executive Retirement Plan	9.4	5,593,122	—
	Pension Benefit Equalization Plan	4.8	234,078	—
	Retirement Account	4.8	81,506	—
Anastasios G. Konidaris	Executive Retirement Plan	5.9	1,291,670	—
	Pension Benefit Equalization Plan	1.3	9,133	—
	Retirement Account	1.3	18,869	—
Byron C. Vielehr	Executive Retirement Plan	5.5	1,397,968	—
	Pension Benefit Equalization Plan	0.9	14,418	—
	Retirement Account	0.9	15,360	—
Walter S. Hauck III	Executive Retirement Plan	2.1	379,864	—
	Pension Benefit Equalization Plan	0.0	—	—
	Retirement Account	0.0	—	—
Joshua I. Peirez	Executive Retirement Plan	0.3	—	—
	Pension Benefit Equalization Plan	0.0	—	—
	Retirement Account	0.0	—	—

Our pension plans for executives are as follows:

- A tax qualified cash balance pension plan, referred to as the Retirement Account;
- A non-qualified excess benefit plan, referred to as the Pension Benefit Equalization Plan, or PBEP; and
- The Executive Retirement Plan, or ERP.

The above plans were either frozen or closed as described below in the summary for each plan.

Under the Retirement Account and PBEP years of credited service are counted starting one year after date of hire. Under the ERP, years of credited service are counted as of the date of hire to ensure that the named executive officer can attain a competitive retirement benefit at normal retirement age. The following actuarial assumptions were used in the calculation of the benefits in the Pension Benefits Table:

- The present value of the accumulated benefit column reflects the value of the accrued pension benefit payable at normal retirement under each plan in which the executive participates as of December 31, 2010;
- Normal retirement is defined as age 65 in the Retirement Account and PBEP. The ERP does not define normal retirement so the values reflect payment at the first age at which unreduced benefits are payable from the plan or age 55;
- The interest rate as of December 31, 2010 was 5.13% and the mortality is based on the RP2000 Healthy Annuitant table projected to 2018 mortality; and
- Present values at assumed retirement ages are discounted to each individual's current age using an interest only discount with no mortality.

Normal forms of payment have been reflected for each plan unless the named executive officer has elected a lump sum in either the PBEP or ERP. Mr. Vielehr has a lump sum election in effect for both the PBEP and ERP. The interest rates used to value the lump sum at the assumed retirement date are the December 2010 Code section 417(e) segment rates and the mortality assumption is the Code section 417(e) mortality table for 2010 per plan provisions.

Retirement Account. The Retirement Account was frozen for all of our employees effective July 1, 2007 and the plan was closed to new participants. The accrued benefit in the Retirement Account for all non-vested participants active as of June 30, 2007 became 100% vested. As a result of the pension freeze, no additional benefits have accrued under the Retirement Account, although existing balances will continue to accrue interest.

The Retirement Account's normal retirement age is 65, although participants age 55 or older with at least ten years of service can elect to retire early. Upon termination of employment, a vested participant can elect to receive immediately 50% of his or her benefit as a lump sum or annuity, with the residual 50% being paid at age 55 or later. In addition, if a participant meets the requirements for an Early or Normal Retirement, the participant can elect to receive 50% of his or her benefit as a lump sum and the remainder as an annuity or his or her entire benefit as an annuity. The single life annuity option provides the highest monthly dollar amount under the Retirement Account. A participant can elect other annuity options that provide lower monthly dollar amounts because they are reduced to provide participants with an actuarial equivalent value.

Pension Benefit Equalization Plan. Effective July 1, 2007 the PBEP was also frozen for all of our employees and the plan was closed to new participants. As a result of the freeze, no additional benefits will accrue under this plan, although existing balances will continue to accrue interest.

Executive Retirement Plan. The ERP is offered to our key management employees designated by our Chief Executive Officer who are responsible for the management, growth or protection of our business. Effective January 1, 2010 eligibility for participation in the plan was restricted to newly hired Section 16 officers. Effective January 1, 2011, the plan became closed to new participants. The C&BC made this decision after a review of market practice and total compensation level. Reductions had been made to the Company's supplemental executive retirement benefits in 2006, 2007 and 2009. Current participants will continue to accrue a benefit in accordance with plan rules. The ERP provides a target annual benefit equal to 4% of a participant's average final compensation (salary plus actual cash incentive) for the first 10 years of service to a maximum benefit percentage of 40% of the participant's average final compensation. This benefit is reduced by 15% for vested participants who leave prior to age 55 or who were age 50 or over as of July 1, 2007. Average final compensation is equal to the participant's highest consecutive 60 months of compensation out of their last 120 months. A participant is 100% vested in the applicable benefit upon completion of 5 years of participation in the plan.

The target annual benefit payment from the ERP is offset by any pension benefits earned in the Retirement Account, PBEP or any other pension plan sponsored by D&B or one of its affiliates and the participant's estimated Social Security retirement benefit. Compensation used in determining the ERP benefit includes base salary, cash bonus payments, commissions, bonus buyouts as a result of job changes and lump sum payments in lieu of merit increases. The normal form of benefit payment under the ERP is a Straight Life Annuity for single participants and a fully subsidized joint and 50% survivor annuity for married participants. However, participants have the option to elect to receive a portion of their benefit as a lump sum payment. The lump sum election is only valid if the participant remains employed by D&B for 12 consecutive calendar months following the date of their election.

The interest rates used to value the lump sum at the assumed retirement date are the December 2010 Code section 417(e) segment rates and the mortality assumption is the Code section 417(e) mortality table for 2011. Benefit payments under the ERP begin the later of attainment of age 55 or the first of the month following the date a participant retires. If a participant dies while actively employed, his or her spouse is entitled to receive 50% of the benefit that otherwise would have been payable to the participant at age 55. If a participant dies while receiving benefit payments, the surviving spouse receives a benefit equal to 50% of what the participant was receiving. In the event a participant becomes totally and permanently disabled, he or she will receive annual disability payments equal to 60% of his or her compensation offset by any other disability income the participant is receiving.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

The following table sets forth a summary of the non-qualified deferred compensation benefits of each named executive officer as of December 31, 2010:

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FY ($)
Sara Mathew	Key Employee Non-Qualified Deferred Compensation Plan	452,047	—	130,481	—	4,044,310
Anastasios G. Konidaris	Key Employee Non-Qualified Deferred Compensation Plan	—	—	—	—	—
Byron C. Vielehr	Key Employee Non-Qualified Deferred Compensation Plan	—	—	—	—	—
Walter S. Hauck III	Key Employee Non-Qualified Deferred Compensation Plan	—	—	—	—	—
Joshua Peirez	Key Employee Non-Qualified Deferred Compensation Plan	—	—	—	—	—

Key Employees' Non-qualified Deferred Compensation Plan. The Key Employees' Non-qualified Deferred Compensation Plan, or NQDCP, is a voluntary plan which allows participants to defer, in 5% increments, up to 75% of their base salary and 100% of their annual cash incentive payments or restricted stock unit awards. In 2010, Ms. Mathew was the only named executive officer who elected to participate in the plan. Participants may elect to enroll in the NQDCP each calendar year but once their elections are made they are irrevocable for the covered year. Participants can elect to invest their deferrals in the same investment funds that are offered in our 401(k) Plan. Participants can elect to transfer their balances among other funds on a daily basis subject to our Insider Trading Policy. All amounts deferred by our named executive officers in prior years have been reported in the Summary Compensation Table in our previously filed proxy statements in the year earned, provided the individual was a named executive officer for that year for purposes of the SEC's executive compensation disclosure.

At the time the participant elects to enroll they must also indicate the timing of the distribution of their deferral. Participants may elect to receive their payments at a specified time period following their deferral (deferral must be for a minimum of three years) or upon their termination of employment. Distributions paid for a specified time period deferral are paid in a lump sum. Distributions paid upon termination can be paid in a lump sum, five annual installments or ten annual installments. In addition, lump sum payments are made in the event of a participant's death or disability and upon a change in control of D&B.

The investment earnings received are based on the performance of their selected investment funds noted in the following table:

Investment Fund Option	2010 Annual Return
BTC Balanced Index	12.16%
BTC International Equity Index	7.91%
BTC Mid and Small Cap Index	28.84%
BTC S&P 500 Index	15.22%
Black Rock Small Cap Growth	23.07%
Fidelity Blue Chip Growth	19.61%
Fidelity Diversified International	9.65%
Fidelity Equity Income	15.13%
Fidelity Low Price Stock	20.70%
Munder Mid Cap Core Growth	25.48%
Northern Small Cap Value	24.61%
Perkins Mid Cap Value	15.02%
PIMCO Total Return	8.83%
Stable Value Fund	3.42%
D&B Stock Fund	-0.74%
BTC LifePath Retirement	10.27%
BTC LifePath 2015	11.16%
BTC LifePath 2020	11.90%
BTC LifePath 2025	12.45%
BTC LifePath 2030	12.87%
BTC LifePath 2035	13.18%
BTC LifePath 2040	13.69%
BTC LifePath 2045	13.97%
BTC LifePath 2050	12.70%

OVERVIEW OF EMPLOYMENT, CHANGE IN CONTROL AND SEVERANCE ARRANGEMENTS

Change in Control Agreements

Each of our named executive officers is a party to a change in control agreement that provides for certain benefits upon an actual or constructive termination of employment in connection with a change in control of D&B.

If, following a change in control, the named executive officer is terminated other than for cause or by reason of death, disability or normal retirement, or the named executive officer terminates his or her employment for good reason (generally, an unfavorable change in employment status, compensation or benefits or a required relocation), the named executive officer shall be entitled to receive:

- a lump-sum payment equal to three times the sum of base salary and the annual target cash incentive then in effect;
- a cash payment in lieu of outstanding stock options and shares of restricted stock held by the named executive officer;
- continuation of welfare benefits and certain other benefits for three years;
- outplacement consulting in an amount equal to the lesser of 20% of the sum of the executive's base salary plus the annual target cash incentive then in effect and $100,000;
- immediate vesting of accrued benefits under the ERP;
- a prorated annual target cash incentive for the year in which the change in control occurs and a full target cash incentive for all other cash incentive plans in effect at the time of termination; and
- payment of any excise taxes due in respect of the foregoing benefits.

After a review of market trends and consideration of its value within the context of the objectives of our executive compensation program, effective July 1, 2010, the C&BC approved the elimination of the excise tax payment prospectively for any new change in control agreements entered into between the Company and newly appointed executive officers.

Severance Arrangements

Career Transition Plan. Each of our named executive officers participates in the Career Transition Plan, or CTP.

The CTP generally provides for the payment of benefits if an eligible executive's employment terminates by reason of a reduction in force, job elimination, unsatisfactory performance (not constituting cause, as defined in the CTP) or a mutually agreed-upon resignation. The CTP does not apply to terminations of employment in connection with the sale of stock or assets, or an elimination or reduction of operations in connection with an outsourcing or merger (or other combination, spin-off, reorganization or other similar transaction) if an offer of employment at a comparable base salary is made to the employee by the surviving or acquiring entity.

In the event of an eligible termination, a named executive officer will be paid 40 to 52 weeks of base salary continuation at the rate in effect at the time of termination (half these number of weeks if the executive is terminated by D&B for unsatisfactory performance not constituting cause), payable on the dates the executive's salary would have been paid if employment had not terminated. For the named executive officers, all of whom earn base salaries in excess of $300,000, the number of weeks of base salary continuation is based on years of service with the Company at the time of termination: less than five years, 40 weeks; more than five but less than ten years, 48 weeks; and more than ten years, 52 weeks.

In addition, the executive will receive continued medical and dental insurance benefits during the applicable salary continuation period and will be entitled to such outplacement services during the salary continuation period as are being provided by D&B. Should the executive obtain reemployment prior to the conclusion of the salary continuation period, only 50% of the remaining base salary continuation would be paid to the executive.

Except in the case of a termination by D&B for unsatisfactory performance, the executive also will receive:

- a prorated portion of the actual cash incentive for the year of termination that would have been payable to the executive under the annual cash incentive plan in which the executive is participating, provided that the executive was employed for at least six full months during the calendar year of termination;
- cash payments equal in value to a prorated portion of any "performance-based awards" under our stock incentive plan, provided that the executive was employed for at least half of the applicable performance period; and
- financial planning/counseling services during the salary continuation period to the same extent afforded immediately prior to termination of employment.

The CTP gives our Chairman and Chief Executive Officer the discretion to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, an eligible executive under the CTP. Any severance benefits paid to a named executive officer above the amounts provided by the CTP require the approval of the C&BC.

Detrimental Conduct Program

We maintain a detrimental conduct program which, upon receipt of an equity-based award, requires participants, including the named executive officers, to sign a detrimental conduct agreement. That agreement requires participants to return a portion of the amounts received pursuant to such award if, during their employment and for one year thereafter (two years in the case of named executive officers), they engage in "detrimental conduct." Included in the definition of detrimental conduct are working for a competitor, disclosing confidential D&B information and acting otherwise than in the interests of D&B. The detrimental conduct agreements also provide D&B with the right to seek injunctive relief should the employee engage in detrimental conduct. Participants who do not sign a detrimental conduct agreement forfeit their equity-based award.

Potential Post-employment Compensation Table

The following table summarizes the potential post-employment compensation that is or may become payable to our named executive officers pursuant to the plans and arrangements described above upon an actual or constructive termination of the named executive officer's employment or a change in control of D&B. The information set forth in the following table is calculated using the assumptions listed below and the triggering events are defined in the applicable plans and agreements. The amounts shown represent summary estimates for the various components based on these assumptions and do not reflect any actual payments to be received by the named executive officers. The components that may be applicable in calculating the post-employment compensation amount include:

- Payments related to base salary and target cash bonus;
- Payments related to vested and unvested stock options and outstanding restricted stock and restricted stock units;
- Payments related to retirement benefits such as the ERP and PBEP;
- Value of health and welfare benefits; and
- Value of other benefits such as outplacement and tax gross-up.

Triggering Event & Value ($)	Sara Mathew	Anastasios G. Konidaris	Byron C. Vielehr	Walter S. Hauck III	Joshua L. Peirez
If Voluntary Termination	19,960,074	1,577,035	2,266,734	6,275	0
% Already Earned	*100%*	*100%*	*100%*	*100%*	*0%*
Forfeitures	*2,861,445*	*1,040,437*	*2,152,014*	*1,432,996*	*1,395,455*
If Termination is Due to Disability	23,438,552	4,911,531	5,364,910	2,842,699	858,177
% Already Earned	*85%*	*32%*	*42%*	*0%*	*0%*
Forfeitures	*1,511,589*	*543,822*	*1,631,085*	*1,333,313*	*1,395,455*
If Termination is Due to Death	19,122,092	1,931,447	2,565,699	385,959	360,000
% Already Earned	*100%*	*82%*	*88%*	*2%*	*0%*
Forfeitures	*1,511,589*	*543,822*	*1,631,085*	*1,333,313*	*1,395,455*
If Involuntary Termination without Cause or Quit for Good Reason	21,638,193	2,385,731	3,031,102	596,912	715,163
% Already Earned	*92%*	*66%*	*75%*	*1%*	*0%*
Forfeitures	*2,861,445*	*1,040,437*	*2,152,014*	*1,432,996*	*1,395,455*
If Involuntary Termination for Cause	14,366,952	499,392	1,099,934	6,275	0
% Already Earned	*100%*	*100%*	*100%*	*100%*	*0%*
Forfeitures	*8,454,567*	*2,118,080*	*3,318,813*	*1,432,996*	*1,395,455*
If Change in Control Termination Occurs	38,844,513	11,527,987	13,453,971	8,221,664	5,300,586
% Already Earned	*51%*	*14%*	*17%*	*0%*	*0%*
Forfeitures	*0*	*0*	*0*	*0*	*0*

The amounts in the above table represent the total value of the potential post-employment compensation and the percentages below each amount in the above table indicate how much of that total value has already been earned by the named executive officer (*i.e.*, the value the named executive officer has already earned and would be entitled to in the event of a termination). The remainder is the incremental value payable to the executive as a result of the specific triggering event. For example, the total value of Ms. Mathew's potential post-employment compensation in the event of a termination due to disability is $23,438,552; approximately 85% of that total, or $19,960,074, has already been earned irrespective of the particular triggering event (*e.g.*, value of vested stock options and part of the value of defined benefit plans) and the approximately 15% remaining, or $3,478,478 is the value due exclusively to the triggering event.

In addition, we have indicated the total value of compensation forfeited as a result of the triggering event. For example, Ms. Mathew would forfeit $2,861,445 in the event of a voluntary termination which consists of forfeited restricted stock and restricted stock units of $1,961,130 and forfeited unvested stock options valued at $900,315.

In calculating the amounts set forth in the above table, we have made the following assumptions:

1. **Date and Stock Price.** The stock price assumed for all above triggering events was $82.09, the closing price of our common stock on December 31, 2010.

2. **Severance.** For all executives, we assumed the following severance payments are payable:

   - Involuntary termination without cause:

     - The amount varies based on years of service. Ms. Mathew and Messrs. Konidaris and Vielehr are entitled to 48 weeks; Messrs. Hauck and Peirez are entitled to 40 weeks. If the termination is for unsatisfactory performance, then Ms. Mathew and Messrs. Konidaris and Vielehr are entitled to one-half of the benefit, or 24 weeks; Messrs. Hauck and Peirez are also entitled to one-half of the benefit, or 20 weeks. The calculation in the above table reflects the full benefit entitlement.

- Involuntary termination for cause:
  - No benefit is provided.
- Change in control termination:
  - Three times the sum of annual base salary plus target annual cash incentive for all of the named executive officers.

3. **Target Annual Cash Incentive.** Consistent with the applicable plans and agreements, such as the IP, CTP and Company's change in control agreement:

- No benefit is provided for a voluntary termination or involuntary termination for cause.
- In the event of a termination due to death or disability, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served and factored by performance.
- For an involuntary termination without cause, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served and factored by performance.
- In the event of a termination of employment in connection with a change in control, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served in addition to the severance benefits noted above.
- Assumption for period served in all of the above is 12 months and performance factor assumption is 100%.

4. **Treatment of Unvested Outstanding Equity**

- Unvested stock options, restricted stock and restricted stock units are generally forfeited in the event of either a voluntary or involuntary termination, unless the named executive officer is eligible for "Retirement" as defined in the 2000 SIP or 2009 SIP, as applicable, and the unvested equity was granted twelve months or more before termination.
- Generally, unvested stock options, restricted stock and restricted stock units granted twelve months or more prior to a termination due to death or disability vest immediately and unvested equity granted within twelve months of termination due to disability or death are forfeited.
- In the event of a change in control of D&B, all unvested stock options, restricted stock and restricted stock units vest immediately.

5. **Factors Influencing Potential Post-employment Pension Benefit Payments**

- ***Voluntary Termination*:** A termination date of December 31, 2010 is assumed and all payments, except for a Retirement Account lump sum payment, will begin at age 55. Messrs. Hauck and Peirez are not vested in their ERP pension benefits, so their respective pension benefit is zero in every triggering event other than a change in control and termination due to disability.
- ***Termination Due to Disability*:** Assumption is made that each named executive officer would remain disabled until age 65. The value of the ERP plan is increased to reflect the additional years of benefit accrual up to age 65. The ERP also has a disability benefit which pays an annuity equal to 60% of their pre-disability income, less any disability plan benefit, for each year up through age 65.
- ***Termination Due to Death:*** Assumption is made that the age of payout reflects the age of the named executive officer's beneficiary, assuming that the payments would commence to the beneficiary when the named executive officer would have attained age 55. The value of the ERP plan is the lump-sum present value payable to the beneficiary at the assumed age.
- ***Involuntary Termination without Cause or Resignation for Good Reason*:** Payments under the Retirement Account, PBEP and ERP are the same as under voluntary termination.

- ***Involuntary Termination for Cause*:** Payments under the Retirement Account and PEBP are the same as under voluntary termination. Under the terms of the ERP, no benefit is due.
- ***Change in Control Termination*:** Retirement Account benefit amount remains the same as under voluntary termination. ERP benefits are greater since under the change in control provisions, up to 3 years of service are added to the calculation. However, when additional service is added to actual service, total service cannot exceed 10 years. Further, the PBEP and ERP use a more favorable interest rate to calculate the lump sum payment. In addition, all benefits are paid as a lump sum and are made as soon as possible after the change in control, versus age 55 in the other triggering events.

6. **Deferred Compensation.** All of the triggering events include D&B's contributions plus any earnings in the qualified defined contribution plan (*i.e.*, our 401(k) Plan).

7. **Excise Tax.** For all the named executive officers except Mr. Peirez who was hired after the elimination of the excise tax payment, the change in control triggering event includes any excise tax and gross-up due to the Internal Revenue Service.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and certain of our officers, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. These individuals are required by SEC regulation to furnish D&B with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to D&B, we believe that during 2010 all Section 16(a) filing requirements applicable to our insiders were complied with, except for the following, due to administrative oversight on the part of D&B: a Form 4 for Anthony Pietrontone, Jr. reporting a December 7, 2009 restricted stock award was filed late, and a Form 3 for Mr. Conti reporting his D&B stock holdings as of his September 13, 2010 effective date as a Section 16 Officer of D&B was filed one day late.

OTHER MATTERS

We know of no matters, other than those referred to herein, which will be presented at the Annual Meeting. If, however, any other appropriate business should properly be presented at the meeting, the persons named in the form of proxy will vote the proxies in accordance with their best judgment.

INFORMATION CONTAINED IN THIS PROXY STATEMENT

The information under the captions "Report of the Audit Committee" and "Report of the Compensation & Benefits Committee" does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other D&B filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate these reports by reference therein.

The information on our website (*www.dnb.com*) is not, and shall not be deemed to be, a part of this proxy statement, or incorporated into any other filings we make with the SEC.

SHAREHOLDER PROPOSALS FOR THE 2012 ANNUAL MEETING

Shareholder proposals intended to be included in our proxy statement for the Annual Meeting of Shareholders in 2012 must be received by our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708 no later than November 24, 2011. We will consider written proposals received by that date in accordance with regulations governing the solicitation of proxies.

Under our bylaws, shareholder proposals for the 2012 Annual Meeting of Shareholders that are not intended to be included in our proxy statement must be received by our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708 between January 4, 2012 and February 3, 2012.

For a shareholder seeking to nominate a candidate for our Board of Directors, notice must be provided in writing to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708. The notice must describe various matters regarding the nominee, including, among other things, name, age and business address of the nominee, certain monetary arrangements between the nominee and the nominating shareholder, and the nominee's written consent to being named in the proxy statement and to serving as a director if elected, and other specified matters. For a shareholder seeking to bring other business before a shareholder meeting, the written notice must include, among other things, a description of the proposed business, the text of the proposal, the reasons for conducting such business at the meeting, any material interest in such business of the proposing shareholder, and other specified matters. In each case, the notice must also include information regarding the proposing shareholder, including the name and address of such shareholder and class and number of shares owned by such shareholder. The specific requirements that are summarized in this paragraph may be found in our bylaws.

Any shareholder desiring a copy of our bylaws will be furnished one without charge upon written request to our Corporate Secretary or they may obtain a copy from the Corporate Governance information in the Investor Relations section of our website (*http://investor.dnb.com*). A copy of our current bylaws is also filed as an exhibit to our Current Report on Form 8-K filed on December 11, 2009 and is available at the SEC website (*www.sec.gov*).

SCHEDULE I

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF TOTAL REVENUE TO CORE REVENUE AND THE EFFECT OF FOREIGN EXCHANGE ON CORE REVENUE GROWTH

	For The Year Ended December 31,		
	2010	2009	
	($ in millions)		Growth Rate
Total Revenue	$1,676.6	$1,687.0	(1)%
Less: Revenue from Divested Businesses	32.9	92.2	(64)%
Core Revenue (1)	$1,643.7	$1,594.8	3%
Less: Effect of Foreign Exchange			0%
Core Revenue Before the Effect of Foreign Exchange			3%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2010 for a discussion of our use of core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

SCHEDULE II

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO D&B COMMON SHAREHOLDERS TO DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO D&B COMMON SHAREHOLDERS BEFORE NON-CORE GAINS AND (CHARGES)

	For The Year Ended December 31,		
	2010	2009	Growth Rate
Diluted EPS Attributable to D&B Common Shareholders (Reported)	$ 4.98	$ 5.99	(17)%
Impact of Non-Core Gains and (Charges):			
Restructuring Charges	(0.19)	(0.28)	
Impaired Intangible Assets	(0.25)	(0.03)	
Strategic Technology Investment	(0.55)	—	
Gain on Disposal of North American Self-Awareness Solutions Business	0.28	—	
One-Time Gain on Hedge of Purchase Price on the Australia Acquisition	0.04	—	
Effect of Legacy Tax Matters	(0.02)	—	
Settlement of Legacy Tax Matter Arbitration	—	0.02	
Reduction of a Deferred Tax Asset Resulting from the Healthcare Act of 2010	(0.26)	—	
Benefits Derived From Worldwide Legal Entity Simplification	—	0.68	
Gain on Disposal of Italian Domestic Business	—	0.18	
Refund Claims on Legacy Tax Matters	0.27	—	
Diluted EPS Attributable to D&B Common Shareholders Before Non-Core Gains and (Charges) (1)	$ 5.66	$ 5.42	4%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2010 for a discussion of our use of Diluted EPS before non-core gains and (charges) and why management believes this measure provides useful information to investors.

SCHEDULE III

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED OPERATING INCOME TO OPERATING INCOME BEFORE NON-CORE GAINS AND (CHARGES)

	For The Year Ended December 31,		
	2010	2009	Growth Rate
	($ in millions)		
Operating Income (Reported)	$409.1	$464.5	(12)%
Impact of Non-Core Gains and (Charges):			
Restructuring Charges	(14.8)	(23.1)	
Impaired Intangible Assets	(20.4)	(3.0)	
Strategic Technology Investment	(36.5)	—	
Operating Income Before Non-Core Gains and (Charges) (1)	$480.8	$490.6	(2)%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2010 for a discussion of our use of operating income before non-core gains and (charges) and why management believes this measure provides useful information to investors.

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Exhibit A

THE DUN & BRADSTREET CORPORATION
COVERED EMPLOYEE INCENTIVE PLAN

1. PURPOSE OF THE PLAN

The purpose of the Plan is to advance the interests of the Company and its stockholders by providing incentives in the form of periodic bonus awards to certain management employees of the Company and its Affiliates, thereby motivating such employees to attain performance goals articulated under the Plan.

2. DEFINITIONS

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) Act: The Securities Exchange Act of 1934, as amended, or any successor thereto.

(b) Affiliate: With respect to the Company, any entity directly or indirectly controlling, controlled by, or under common control with, the Company or any other entity designated by the Board in which the Company or an Affiliate has an interest.

(c) Award: A periodic bonus award granted pursuant to the Plan, which may be satisfied in cash or equity as determined at the time of the Award. If the Award is satisfied in equity, such Award will be subject to the terms and conditions of The Dun & Bradstreet Corporation 2009 Stock Incentive Plan or successor plan (the "SIP"), including the maximum number of Shares of the Company's Common Stock that may be issued under the SIP.

(d) Beneficial Owner: As such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

(e) Board: The Board of Directors of the Company.

(f) Change in Control: The occurrence of any of the following events:

(i) any "Person" as such term is used in Sections 13(d) and 14(d) of the Act (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities;

(ii) during any period of twenty-four months (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board, and any new director (other than (A) a director nominated by a Person who has entered into an agreement with the Company to effect a transaction described in Sections 2(f)(i), (iii) or (iv) of the Plan, (B) a director nominated by any Person (including the Company) who publicly announces an intention to take or to consider taking actions (including, but not limited to, an actual or threatened proxy contest) which if consummated would constitute a Change in Control or (C) a director designated by any Person who is the Beneficial Owner, directly or indirectly, of securities of the Company representing 10% or more of the combined voting power of the Company's securities) whose election by the Board or nomination for election by the Company's stockholders was approved in advance by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation (A) which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation and (B) after which no Person would hold 20% or more of the combined voting power of the then outstanding securities of the Company or such surviving entity; or

(iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

(g) Code: The Internal Revenue Code of 1986, as amended, or any successor thereto.

(h) Committee: The Compensation and Benefits Committee of the Board, or any successor thereto or any other committee designated by the Board to assume the obligations of the Committee hereunder.

(i) Common Stock: The common stock of the Company, par value $0.01 per share, or another class of share or other securities that may be applicable in accordance with Section 13 of the SIP.

(j) Company: The Dun & Bradstreet Corporation.

(k) Covered Employee: An employee who is, or who is anticipated to become, a covered employee, as such term is defined in Section 162(m) of the Code (or any successor section thereto).

(l) Effective Date: The date on which the Plan takes effect, as defined pursuant to Section 13 of the Plan.

(m) Participant: A Covered Employee of the Company or any of its Affiliates who is selected by the Committee to participate in the Plan pursuant to Section 4 of the Plan.

(n) Performance Period: The calendar year or any other period that the Committee, in its sole discretion, may determine.

(o) Person: As such term is used for purposes of Section 13(d) or 14(d) of the Act or any successor sections thereto.

(p) Plan: The Dun & Bradstreet Corporation Covered Employee Incentive Plan.

(q) Shares: Shares of Common Stock, par value $0.01 per Share, or as may be adjusted pursuant to Section 13(b) of the SIP.

(r) Subsidiary: A subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

3. ADMINISTRATION

The Plan shall be administered by the Committee or such other persons designated by the Board. The Committee may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are each "non-employee directors" within the meaning of Rule 16b-3 of the Act (or any successor rule thereto) and "outside directors" within the meaning of Section 162(m) of the Code (or any successor section thereto). The Committee shall have the authority to select the Covered Employees to be granted Awards under the Plan, to determine the size and terms of an Award (subject to the limitations imposed on Awards in Section 5 below), to modify the terms of any Award that has been granted (except for any modification that would increase the amount of the Award), to determine the time when Awards will be made and the Performance Period to which they relate, to establish performance objectives in respect of such Performance Periods and to certify that such performance objectives were attained; provided, however, that any such action shall be consistent with the applicable provisions of Section 162(m) of the Code. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan; provided, however, that any action permitted to be taken by the Committee may be taken by the Board, in its discretion. The Committee may correct any defect or omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. Determinations made by the Committee under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated. The Committee shall have the right to deduct from any payment made under the Plan any federal, state, local or foreign income or other taxes required by law to be withheld with respect to such payment. To the extent consistent with the applicable provisions of Section 162(m) of the Code, the Committee may delegate to one or more employees of the Company or any of its Subsidiaries the authority to take actions on its behalf pursuant to the Plan.

4. ELIGIBILITY AND PARTICIPATION

The Committee shall designate those persons who shall be Participants for each Performance Period. Participants shall be selected from among the Covered Employees of the Company and any of its Subsidiaries who are in a position to have a material impact on the results of the operations of the Company or of one or more of its Subsidiaries.

5. AWARDS

(a) Performance Goals. Each of a Participant's Awards shall be conditioned on the attainment of performance goals that are approved by the Committee for a Performance Period and established in writing by the Committee (i) while the outcome for the Performance Period is substantially uncertain and (ii) no more than 90 days after the commencement of the Performance Period to which the performance goal relates or, if less than 90 days, the number of days which is equal to 25 percent of the relevant Performance Period. The Committee shall adopt or confirm a written definition of each performance goal used in an Award at the time the Committee establishes such performance goal. If more than one performance goal is specified by the Committee for an Award, the Committee shall also specify in writing whether one, all or some other number of such goals must be attained in order for payment to be made to the Participant with respect to the Award. The performance goals, which must be objective, shall be based upon one or more or the following criteria: (i) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per Share; (v) book value per Share; (vi) return on stockholders' equity; (vii) expense management; (viii) return on investment before or after the cost of capital; (ix) improvements in capital structure, debt to capital ratio or capital expenditures; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xi) operating profit; (xiii) stock price; (xiv) market share; (xv) revenues or sales; (xvi) costs; (xvii) cash flow, including operating cash flow, free cash flow or cash flow per share; (xviii) working capital; (xix) changes in net assets (whether or not multiplied by a constant percentage intended to represent the cost of capital); (xx) return on assets; (xxi) economic value added; (xxii) price to earnings growth ratio; and (xxiii) total shareholder return. The foregoing criteria may relate to the Company, one or more of its Subsidiaries or one or more of its divisions, units, partnerships, joint ventures or minority investments, product lines or products or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies of indices, or any combination thereof, all as the Committee shall determine and specify in writing. In addition to any adjustments provided by the Award, in determining attainment of the performance goals for an Award, the Committee shall exclude unusual items whose exclusion has the effect of increasing performance if such items constitute "extraordinary items" under generally accepted accounting principles or are unusual events or items. In addition, the Committee will adjust its calculations in this regard to exclude the unanticipated effect on financial results of changes in the Code or other tax laws, or the regulations relating thereto. The maximum amount payable under all Awards granted with respect to a fiscal year for any participant of the Company shall be 2% of the Company's income from continuing operations before provision for income taxes and equity in net income of affiliates, adjusted to exclude non-core gains and charges.

(b) Payment. The Committee shall determine whether, with respect to a Performance Period, the applicable performance goals have been met with respect to a given Participant and, if they have, to so certify and ascertain the amount of the applicable Award. No Awards will be paid for such Performance Period until such certification is made by the Committee. The amount of the Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula (including zero), at the discretion of the Committee. The amount of the Award determined by the Committee for a Performance Period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such Performance Period, but in no event later than the fifteenth day of the third month that begins after the end of the month that contains the last day of the Performance Period.

(c) Compliance with Section 162(m) of the Code. The provisions of this Section 5 shall be administered and interpreted in accordance with Section 162(m) of the Code to ensure the deductibility by the Company or its Subsidiaries of the payment of Awards. Subject to the preceding sentence, in the event the Committee determines that compliance with Section 162(m) of the Code is not desired with respect to a particular Award, compliance with Section 162(m) of the Code shall not be required. In addition, if any provision of the Plan would cause Awards that are intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code, to fail to so qualify, that provision shall be severed from, and shall be deemed not to be a part of, the Plan, but the other provisions of the Plan shall remain in full force and effect.

(d) Termination of Employment. If a Participant dies, retires, is assigned to a different position, is granted a leave of absence, or if the Participant's employment is otherwise terminated (except with cause by the Company, as determined by the Committee in its sole discretion) during a Performance Period (other than a Performance Period in which a Change in Control occurs), a pro rata share of the Participant's award based on the period of actual participation shall be paid to the Participant after the end of the Performance Period, but only to the extent it would have become earned and payable, in accordance with the preceding provisions of this Section 5, had the Participant's employment status not changed; provided, however, that the amount of the Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula (including zero), at the discretion of the Committee.

6. AMENDMENTS OR TERMINATION

The Board or the Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would diminish any of the rights under any Award theretofore granted to a Participant under the Plan without such Participant's consent; provided, however, that the Board or the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable laws. Notwithstanding anything to the contrary herein, the Board or the Committee may not amend, alter or discontinue the provisions relating to Section 10(b) of the Plan after the occurrence of a Change in Control.

7. NO RIGHT TO EMPLOYMENT

Neither the Plan nor any action taken hereunder shall be construed as giving any Participant or other person any right to continue to be employed by or perform services for the Company or any Subsidiary, and the right to terminate the employment of or performance of services by any Participant at any time and for any reason is specifically reserved to the Company and its Subsidiaries.

8. NON-TRANSFERABILITY OF AWARDS

An award shall not be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution.

9. REDUCTION OF AWARDS

Notwithstanding anything to the contrary herein, the Committee, in its sole discretion (but subject to applicable law), may reduce any amounts payable to any Participant hereunder in order to satisfy any liabilities owed to the Company or any of its Subsidiaries by the Participant.

10. ADJUSTMENTS UPON CERTAIN EVENTS

(a) Generally. In the event of any change in the outstanding Shares by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of Shares or other corporate exchange, or any distribution to stockholders of Shares other than regular cash dividends or any similar transaction to the foregoing, the Committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable, as to any affected terms of outstanding Awards.

(b) Change in Control. In the event that (i) a Participant's employment is actually or constructively terminated during a given Performance Period (the "Affected Performance Period") and (ii) a Change in Control shall have occurred within the 365 days immediately preceding the date of such termination, then such Participant shall receive, promptly after the date of such termination, an Award for the Affected Performance Period as if the performance goals for such Performance Period had been achieved at 100%.

11. MISCELLANEOUS PROVISIONS

The Company is the sponsor and legal obligor under the Plan and shall make all payments hereunder, other than any payments to be made by any of the Subsidiaries (in which case payment shall be made by such Subsidiary, as appropriate). The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to ensure the payment of any amounts under the Plan, and the Participants' rights to the payment hereunder shall be no greater than the rights of the Company's (or Subsidiary's) unsecured creditors. All expenses involved in administering the Plan shall be borne by the Company.

12. CHOICE OF LAW

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in the State of Delaware.

13. EFFECTIVENESS OF THE PLAN

The re-approved Plan, as amended shall be effective as of May 3, 2011.

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Exhibit B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

THE DUN & BRADSTREET CORPORATION

The name of the corporation is The Dun & Bradstreet Corporation, and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on April 25, 2000. The original Certificate of Incorporation of the corporation is hereby amended and restated to read in its entirety as follows:

FIRST: The name of the corporation is The Dun & Bradstreet Corporation.

SECOND: The registered office of the corporation in the State of Delaware is located at No. 1209 Orange Street, in the City of Wilmington, County of New Castle; and the name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purposes of the corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: (1) The total number of shares of all classes of stock which the corporation shall have authority to issue is 220,000,000, consisting of (1) 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"), (2) 200,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), and (3) 10,000,000 shares of Series Common Stock, par value $.01 per share ("Series Common Stock"). The number of authorized shares of any of the Preferred Stock, the Common Stock or the Series Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (or any successor provision thereto), and no vote of the holders of any of the Preferred Stock, the Common Stock or the Series Common Stock voting separately as a class shall be required therefor.

(2) The Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

In this Exhibit B:

- Single underscore denotes proposed revisions in connection with Proposal No. 6—Approval of Amendments to the Company's Restated Certificate of Incorporation to Reduce the Supermajority Voting Requirements to a Simple Majority Vote.
- ***Bold italics*** denotes proposed revisions in connection with Proposal No. 7—Approval of Amendments to the Company's Restated Certificate of Incorporation to Declassify Our Board of Directors.
- *Italicized underscore* denotes proposed revisions if both, or either, Proposals Nos. 6 and 7 are approved by shareholders.

(3) The Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Series Common Stock, for series of Series Common Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Series Common Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(4) (a) Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this *Amended and* Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock or Series Common Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock or Series Common Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this *Amended and* Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock or Series Common Stock) or pursuant to the General Corporation Law of the State of Delaware.

(b) Except as otherwise required by law, holders of a series of Preferred Stock or Series Common Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this *Amended and* Restated Certificate of Incorporation (including any certificate of designations relating to such series).

(c) Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or Series Common Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors in its discretion shall determine.

(d) Upon the dissolution, liquidation or winding up of the corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or Series Common Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the distribution of assets of the corporation upon such dissolution, liquidation or winding up of the corporation, the holders of the Common Stock, as such, shall be entitled to receive the assets of the corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

FIFTH: The Board of Directors shall be authorized to make, amend, alter, change, add to or repeal the By-Laws of the corporation in any manner not inconsistent with the laws of the State of Delaware, subject to the power of the stockholders to amend, alter, change, add to or repeal the By-Laws made by the Board of Directors. Notwithstanding anything contained in this *Amended and* Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of ~~at least 80 percent in~~ a majority of the voting power of all ~~the~~ shares of the corporation present in person or represented by proxy and entitled to vote generally in the election of directors, voting ~~together~~ as a single class, shall be required in order for the stockholders to alter, amend or repeal any provision of the By-laws which is to the same effect as Article Fifth, Article Seventh, and Article Eighth of this *Amended and* Restated Certificate of Incorporation or to adopt any provision inconsistent therewith.

SIXTH: (1) To the fullest extent permitted by the laws of the State of Delaware:

(a) The corporation shall indemnify any person (and such person's heirs, executors or administrators) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (brought in the right of the corporation or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person is or was a director or officer of the corporation or, if a director or officer of the corporation, by reason of the fact that such person is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise, for and against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals. Notwithstanding the preceding sentence, the corporation shall be required to indemnify a person described in such sentence in connection with any action, suit or proceeding (or part thereof) commenced by such person only if the commencement of such action, suit or proceeding (or part thereof) by such person was authorized by the Board of Directors of the corporation. The corporation may indemnify any person (and such person's heirs, executors or administrators) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (brought in the right of the corporation or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person is or was an employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, for and against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals.

(b) The corporation shall promptly pay expenses incurred by (i) any person whom the corporation is obligated to indemnify pursuant to the first sentence of subsection (a) of this Article Sixth, Section (1) or (ii) any person whom the corporation has determined to indemnify pursuant to the third sentence of subsection (a) of this Article Sixth, Section (1), in defending any action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, including appeals, upon presentation of appropriate documentation.

(c) The corporation may purchase and maintain insurance on behalf of any person described in subsection (a) of this Article Sixth, Section (1) against any liability asserted against such person, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this Article Sixth, Section (1) or otherwise.

(d) The provisions of this Article Sixth, Section (1) shall be applicable to all actions, claims, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after its adoption. The provisions of this Article Sixth, Section (1) shall be deemed to be a contract between the corporation and each director or officer who serves in such capacity at any time while this Article Sixth, Section (1) and the relevant provisions of the laws of the State of Delaware and other applicable law, if any, are in effect, and any repeal or modification hereof shall not affect any rights or obligations then existing with respect to any state of facts or any action, suit or proceeding then or theretofore existing, or any action, suit or proceeding thereafter brought or threatened based in whole or in part on any such state of facts. If any provision of this Article Sixth, Section (1) shall be found to be invalid or limited in application by reason of any law or regulation, it shall not affect the validity of the remaining provisions hereof. The rights of indemnification provided in this Article Sixth, Section (1) shall neither be exclusive of, nor be deemed in limitation of, any rights to which an officer, director, employee or agent may otherwise be entitled or permitted by contract, this *Amended and* Restated Certificate of Incorporation, vote of stockholders or directors or otherwise, or as a matter of law, both as to actions in such person's official capacity and actions in any other capacity while holding such office, it being the policy of the corporation that indemnification of any person whom the corporation is obligated to indemnify pursuant to the first sentence of subsection (a) of this Article Sixth, Section (1) shall be made to the fullest extent permitted by law.

(e) For purposes of this Article Sixth, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries.

(2) A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

SEVENTH: (1) The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the Board of Directors. ~~***The directors shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. Class I directors shall be originally elected***~~ ***Directors elected at the corporation's 2011 annual meeting of stockholders shall be elected for a term expiring at the corporation's 2012 annual meeting of stockholders. From and after the corporation's 2012 annual meeting of stockholders, the Board of Directors shall not be classified, and all directors shall be elected at each annual meeting of stockholders*** ~~***Class I directors shall be originally elected***~~ ***for a term expiring at the succeeding annual meeting of stockholders.*** ~~***Class II directors shall be originally elected for a term expiring at the second succeeding annual meeting of stockholders, and Class III directors shall be originally elected for a term expiring at the third succeeding annual meeting of stockholders. At each succeeding annual meeting of stockholders following 2000, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director.***~~ A director shall hold office until ~~***the annual meeting for the year in which***~~ his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors may be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If any applicable provision of the General Corporation Law of the State of Delaware expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of the holders of a majority~~at least 80 percent~~ of the voting power of all shares of the corporation present in person or represented by proxy and entitled to vote generally in the election of directors, voting as a single class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor. Directors may be removed only for cause, and only by the affirmative vote of the holders of a majority of the~~at least 80 percent in~~ voting power of all shares of the corporation present in person or represented by proxy and entitled to vote generally in the election of directors, voting as a single class.

(2) Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock or Series Common Stock issued by the corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies and other features of such directorships shall be governed by the terms of this *Amended and* Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock or Series Common Stock) applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article Seventh unless expressly provided by such terms.

EIGHTH: Any action required or permitted to be taken by the holders of the Common Stock of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock or Series Common Stock, special meetings of stockholders of the corporation may be called only by the Chief Executive Officer of the corporation or by the Board of Directors pursuant to a resolution approved by the Board of Directors.

NINTH: Notwithstanding anything contained in this *Amended and* Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of a majority of the~~at least 80 percent in~~ voting power of all shares of the corporation present in person or represented by proxy and entitled to vote generally in the election of directors, voting ~~together~~ as a single class, shall be required to alter, amend or repeal Article Fifth, Article Seventh, Article Eighth or this Article Ninth or to adopt any provision inconsistent therewith.

The Dun & Bradstreet Corporation does hereby further certify that this *Amended and* Restated Certificate of Incorporation was duly adopted by unanimous written consent of the stockholders in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, The Dun & Bradstreet Corporation has caused its corporate seal to be hereunto affixed and this certificate to be signed by Jeffrey S. Hurwitz, its Senior Vice President, General Counsel and Corporate Secretary, this [ ] day of [ ], 20[ ].

THE DUN & BRADSTREET CORPORATION

By: ______________________________

Name: Jeffrey S. Hurwitz
Title: Senior Vice President, General Counsel and Corporate Secretary

~~*THIRD*~~*FOURTH* AMENDED AND RESTATED

BY-LAWS

OF

THE DUN & BRADSTREET CORPORATION

(Adopted [ ], 20[ ])

ARTICLE I

STOCKHOLDERS

Section 1. **Annual Meeting**. The annual meeting of the stockholders of The Dun & Bradstreet Corporation (the "Corporation") for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date, and at such time and place within or without the State of Delaware as may be designated from time to time by the Board of Directors.

Section 2. **Special Meeting**. Special meetings of the stockholders may be called at any time, for any purpose or purposes, unless otherwise prescribed by statute or by the *Amended and* Restated Certificate of Incorporation, by the Secretary or any other officer, whenever directed by the Board of Directors or by the Chief Executive Officer. The purpose or purposes of the proposed meeting shall be included in the notice setting forth such call.

Section 3. **Notice of Meeting**. Except as otherwise provided by law, written notice of the date, time, place and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders, shall be delivered personally, mailed or otherwise given by any other lawful means not earlier than sixty (60), nor less than ten (10), days previous thereto, to each stockholder of record entitled to vote at the meeting at such address as appears on the records of the Corporation.

Section 4. **Quorum**. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the *Amended and* Restated Certificate of Incorporation; but if at any regularly called meeting of stockholders there be less than a quorum present, the stockholders present may adjourn the meeting from time to time without further notice other than announcement in accordance with the Delaware General Corporation Law at the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5. **Organization and Conduct of Business**. The Chairman of the Board, or in the Chairman's absence or at the Chairman's direction, the Chief Executive Officer, or in the Chief Executive Officer's absence or at the Chief Executive Officer's direction, any officer of the Corporation shall call all meetings of the stockholders to order and shall act as Chairman of such meeting. The Secretary of the Corporation or, in such officer's absence, an Assistant Secretary shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the Chairman of the meeting shall appoint a secretary of the meeting. Unless otherwise determined by the Board of Directors prior to the meeting, the Chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, by imposing restrictions on the persons (other than stockholders of the Corporation or their duly appointed proxies) who may attend any such meeting, whether any stockholder or stockholders' proxy may be excluded from any meeting of stockholders based upon any determination by the Chairman, in his or her sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, and the circumstances in which any person may make a statement or ask questions at any meeting of stockholders. The Chairman of the meeting shall have authority to adjourn any meeting of stockholders.

Section 6. **Proxies**. At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person or by proxy, but no proxy shall be voted after three years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the General Corporation Law of the State of Delaware, the following shall constitute a valid means by which a stockholder may grant such authority: (1) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, and execution of the writing may be accomplished by the stockholder or the stockholder's authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; or (2) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the judge or judges of stockholder votes or, if there are no such judges, such other persons making that determination shall specify the information upon which they relied. Subject to the limitation set forth in the last clause of the first sentence of this Section 6, a duly executed proxy that does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the Secretary of the Corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy, or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Secretary of the Corporation before the vote pursuant to that proxy is counted. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of the General Corporation Law of Delaware.

Any copy, facsimile telecommunication or other reliable reproduction of a writing or transmission created pursuant to the preceding paragraph of this Section 6 may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Proxies shall be filed with or otherwise delivered to the Secretary of the meeting prior to or at the commencement of the meeting to which they relate.

Section 7. **Voting Rights**. When a quorum is present at any meeting, the vote of the holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the matter shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or applicable stock exchange or other rules or regulations or of the *Amended and* Restated Certificate of Incorporation or these By-Laws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 8. **Record Date for Stockholder Notice, Voting and Payment**. In order that the Corporation may determine the stockholders (a) entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or (b) entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date (i) in the case of clause (a) above, shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, and (ii) in the case of clause (b) above, shall not be more than sixty (60) days prior to such action. If for any reason the Board of Directors shall not have fixed a record date for any such purpose, the record date for such purpose shall be determined as provided by law. Only those stockholders of record on the date so fixed or determined shall be entitled to any of the foregoing rights, notwithstanding the transfer of any such stock on the books of the Corporation after any such record date so fixed or determined.

Section 9. **List of Stockholders.** The officer who has charge of the stock ledger of the Corporation shall prepare and make at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, as required by applicable law. During such period, the list shall be kept, at the Corporation's election, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal place of business of the Corporation. If the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.

Section 10. **Inspection of Elections.** The Board of Directors, in advance of all meetings of the stockholders, shall appoint one or more judges of stockholder votes, who may be stockholders or their proxies, but not directors of the Corporation or candidates for office. In the event that the Board of Directors fails to so appoint judges of stockholder votes or, in the event that one or more judges of stockholder votes previously designated by the Board of Directors fails to appear or act at the meeting of stockholders, the Chairman of the meeting may appoint one or more judges of stockholder votes to fill such vacancy or vacancies. Judges of stockholder votes appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall be sworn faithfully to execute the duties of judge of stockholder votes with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. Judges of stockholder votes shall, subject to the power of the Chairman of the meeting to open and close the polls, take charge of the polls, and, after the voting, shall make a certificate of the result of the vote taken.

Section 11. (A) **Business of Meetings of Stockholders.** (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at a meeting of stockholders (a) pursuant to the Corporation's notice of meeting delivered pursuant to Article I, Section 3 of these By-Laws, (b) by or at the direction of the Chairman of the Board or (c) by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in this Section 11 and who was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of the shares of the Corporation) both at the time such notice is delivered to the Secretary of the Corporation and at the time of the meeting; provided, however, that only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting pursuant to Article I, Section 2 of these By-Laws. Notwithstanding anything in these By-Laws to the contrary, clause (c) of the immediately preceding sentence shall be the exclusive means for a stockholder to submit nominations or other business (other than matters properly brought under Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and included in the Corporation's notice of meeting) before a meeting of stockholders.

(2) For nominations or other business to be properly brought before a meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this By-Law, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation and must provide any updates or supplements of such

notice at the time and in the forms required by this Section 11, and in the case of business other than nominations, such other business must be a proper matter for stockholder action. To be timely, a stockholder's notice of a proposal to be presented at an annual meeting shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty days (120) prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than twenty (20) days, or delayed by more than seventy (70) days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Any stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected, (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant and (iii) the completed and signed representation and agreement described in paragraph (C)(5) of this Section 11; (b) as to any other business that the stockholder proposes to bring before the meeting, (i) a brief description of the business desired to be brought before the meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the By-Laws of the Corporation, the language of the proposed amendment), (iii) the reasons for conducting such business at the meeting and (iv) a description of any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, in such proposal or business, as applicable, including a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, and a description of any material benefit that such stockholder or such beneficial owner, if any, on whose behalf the proposal is made, reasonably would expect to derive from such business or action, as applicable; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class, series and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder will notify the Corporation in writing of the class and number of such shares owned beneficially and of record by such stockholder and such beneficial owner as of the record date for the meeting promptly following the latter of the record date or the date notice of the record date is first publicly disclosed, (iv) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (v) a representation whether such stockholder or beneficial owner, if any, intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (2) otherwise to solicit proxies from stockholders in support of such proposal or nomination, (vi) a copy of any agreement, arrangement or understanding with respect to the proposal of business or action or nomination between or among such stockholder and such beneficial owner, if any, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing and a representation that the stockholder will notify the Corporation in writing of any such agreements, arrangements or understandings in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed; (vii) a copy of any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or beneficial owner has a right to vote any shares of any security of the Corporation, (viii) any option, warrant, convertible security, stock appreciation right, derivative, swap, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value or volatility of any class or series of shares of the Corporation, whether or not such instrument or right shall convey any voting rights in such shares or shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise directly or indirectly owned beneficially by such stockholder or beneficial owner or any other direct or indirect opportunity of such stockholder or beneficial owner to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (each, a "Derivative Instrument") and a representation that such stockholder will notify the Corporation in writing of any such Derivative Instrument in effect as of the record date for the meeting promptly following the later of the record date or the date of notice of the record date is first publicly disclosed, (ix) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder or beneficial owner that are separated or separable from the underlying shares of the Corporation, (x) any proportionate interest in shares of capital stock of the Corporation or Derivative Instruments held, directly or indirectly, by (1) a general or limited partnership in which such stockholder or beneficial owner is a general partner, or directly or indirectly, beneficially owns an interest, (2) a limited liability company in which such stockholder or beneficial owner is a member, or directly or indirectly, beneficially owns an interest or (3) any other entity in which such stockholder or beneficial owner, directly or indirectly, beneficially owns an interest and (xi) any performance-related fees (other than an asset-based fee) that such stockholder or beneficial owner is entitled to, in whole or in part, based on any increase or decrease in the price or value of shares of any class or series of the Corporation, or any Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder's immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date), and (xii) any other information that is required to be disclosed pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (or any successor provision of the Exchange Act or the rules or regulations promulgated thereunder) in such stockholder's capacity as a proponent of a stockholder proposal or nomination, as applicable. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as may be reasonably required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation, including, without limitation, information that could be material to a reasonable stockholder's understanding of the independence or lack of independence of such proposed nominee.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-Law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(B) Business of Special Meetings of Stockholders. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this By-Law and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. Nominations of stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting, or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(C) General. (1) Only persons who are nominated in accordance with the procedures set forth in this By-Law shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the *Amended and* Restated Certificate of Incorporation or these By-Laws, the Chairman of the meeting shall have the power and duty to determine (a) whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this By-Law (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (A)(2)(c)(v) of this By-Law) and (b) if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this By-Law, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this paragraph (C)(1), to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) For purposes of this By-Law, no adjournment nor notice of adjournment of any meeting shall be deemed to constitute a new notice of such meeting for purposes of this Section 11, and in order for any notification required to be delivered by a stockholder pursuant to this Section 11 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

(4) Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-Law; provided, however, that any references in these By-Laws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to Sections 11 of this Article I.

(5) To be eligible to be a nominee for election or reelection as a director of the Corporation, at the request of the Secretary of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under this By-law) to the Secretary a written questionnaire with respect to the background, qualification and independence of such person (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written

request) that such person (i) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (iii) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with, applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(6) A stockholder providing notice of business proposed to be brought before a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 11 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to), or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

ARTICLE II

BOARD OF DIRECTORS

Section 1. **Number, Election and Tenure**. The Board of Directors of the Corporation shall consist of such number of directors, not less than three nor more than 15, as shall from time to time be fixed exclusively by resolution of the Board of Directors. The directors shall be ~~***divided into three classes in the manner***~~***elected at such time and for such terms as*** set forth in the *Amended and* Restated Certificate of Incorporation of the Corporation.~~***each class to be elected for the term set forth therein.***~~ Directors shall (except as hereinafter provided for the filling of vacancies and newly created directorships) be elected by the holders of a majority of the voting power present in person or represented by proxy and entitled to vote for the election of directors at any meeting at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the voting power present in person or represented by proxy and entitled to vote on the election of directors at any such meeting. For purposes of this Section, a majority of the voting power present means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a director is not elected, the director shall offer to tender his or her resignation to the Board. The Board Affairs Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board's decision. Directors shall hold office until the ~~***next***~~ annual meeting ***for the year in which their terms expire*** and until their successors shall be duly elected and qualified***, subject, however, to prior death, resignation, retirement, disqualification or removal from office***. A majority of the total number of directors then in office (but not less than one-third of the number of directors constituting the entire Board of Directors) shall constitute a quorum for the transaction of business and, except as otherwise provided by law or by the Corporation's *Amended and* Restated Certificate of Incorporation, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. Directors need not be stockholders.

Section 2. **Vacancies**. Newly created directorships in the Board of Directors that result from an increase in the number of directors and any vacancy occurring in the Board of Directors may be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; and the directors so chosen shall hold office for a term as set forth in the *Amended and* Restated Certificate of Incorporation of the Corporation. If any applicable provision of the General Corporation Law of the State of Delaware expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of ~~at least 80 percent in~~the holders of a majority of the voting power of all shares of the Corporation present in person or represented by proxy and entitled to vote generally in the election of directors, voting as a single class.

Section 3. **Meetings**. Meetings of the Board of Directors shall be held at such place within or without the State of Delaware as may from time to time be fixed by resolution of the Board or as may be specified in the notice of any meeting. Regular meetings of the Board of Directors shall be held at such times as may from time to time be fixed by resolution of the Board and special meetings may be held at any time upon the call of the Chairman of the Board or the President, by oral, or written notice including, telegraph, telex or transmission of a telecopy, e-mail or other means of transmission, duly served on or sent or mailed to each director not less than one day before the meeting. The notice of any meeting need not specify the purposes thereof. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place at which such meeting is held. Notice need not be given of regular meetings of the Board held at times fixed by resolution of the Board. Notice of any meeting need not be given to any director who shall attend such meeting in person (except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in accordance with applicable law.

Section 4. **Elections by Preferred Stockholders or Holders of Series Common Stock**. Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock or Series Common Stock issued by the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies and other features of such directorships shall be governed by the terms of the *Amended and* Restated Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to Article SEVENTH of the Restated Certificate of Incorporation unless expressly provided by such terms. The number of directors that may be elected by the holders of any such series of Preferred Stock or Series Common Stock shall be in addition to the number fixed by or pursuant to the By-Laws. Except as otherwise expressly provided in the terms of such series, the number of directors that may be so elected by the holders of any such series of stock shall be elected for terms expiring at the next annual meeting of stockholders ~~***and without regard to the classification of the members of the Board of Directors as set forth in Section 1 hereof***~~ and vacancies among directors so elected by the separate vote of the holders of any such series of Preferred Stock or Series Common Stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such series, or, if there are no such remaining directors, by the holders of such series in the same manner in which such series initially elected a director.

Section 5. **Elections Subject to Vote of More than One Class of Stock**. If at any meeting for the election of directors, the Corporation has outstanding more than one class of stock, and one or more such classes or series thereof are entitled to vote separately as a class, and there shall be a quorum of only one such class or series of stock, that class or series of stock shall be entitled to elect its quota of directors notwithstanding absence of a quorum of the other class or series of stock.

Section 6. **Executive Committee**. The Board of Directors may designate three or more directors to constitute an executive committee, one of whom shall be designated Chairman of such committee. The members of such committee shall hold such office until the next election of the Board of Directors and until their successors are elected and qualify. Any vacancy occurring in the committee shall be filled by the Board of Directors. Regular meetings of the committee shall be held at such times and on such notice and at such places as it may from time to time determine. The committee shall act, advise with and aid the officers of the Corporation in all matters concerning its interest and the management of its business, and shall generally perform such duties and exercise such powers as may from time to time be delegated to it by the Board of Directors, and shall have authority to exercise all the powers of the Board of Directors, so far as may be permitted by law, in the management of the business and the affairs of the Corporation whenever the Board of Directors is not in session or whenever a quorum of the Board of Directors fails to attend any regular or special meeting of such Board. Without limiting the generality of the foregoing grant of authority, the executive committee is expressly authorized to declare dividends, whether regular or special, to authorize the issuance of stock of the Corporation and to adopt a certificate of ownership and merger pursuant to Section 253 or any successor provision of the General Corporation Law of the State of Delaware. The committee shall have power to authorize the seal of the Corporation to be affixed to all papers which are required by the General Corporation Law of the State of Delaware to have the seal affixed thereto. The fact that the executive committee has acted shall be conclusive evidence that the Board of Directors was not in session at such time or that a quorum of the Board had failed to attend the regular or special meeting thereof.

The executive committee shall keep regular minutes of its transactions and shall cause them to be recorded in a book kept in the office of the Corporation designated for that purpose, and shall report the same to the Board of Directors at their regular meeting. The committee shall make and adopt its own rules for the government thereof and shall elect its own officers.

Section 7. **Committees**. The Board of Directors may from time to time establish such other committees to serve at the pleasure of the Board which shall be comprised of such members of the Board and have such duties as the Board shall from time to time establish. Any director may belong to any number of committees of the Board. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. The Board may also establish such other committees with such members (whether or not directors) and such duties as the Board may from time to time determine.

Section 8. **Action by Written Consent**. Unless otherwise restricted by the *Amended and* Restated Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in accordance with applicable law.

Section 9. **Telephonic Meetings**. The members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at such a meeting.

Section 10. **Fees and Compensation of Directors**. The Board of Directors may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the Corporation.

ARTICLE III

OFFICERS

Section 1. **Election of Officers**. The Board of Directors, as soon as may be after each annual meeting of the stockholders, shall elect officers of the Corporation, including a Chairman of the Board or President and a Secretary. The Board of Directors may also from time to time elect such other officers (including one or more Vice Presidents, a Treasurer, one or more Assistant Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers) as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any Vice President may be designated Executive, Senior or Corporate, or may be given such other designation or combination of designations as the Board of Directors may determine. Any two or more offices may be held by the same person.

Section 2. **Tenure.** All officers of the Corporation elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen and qualified. Any officer may be removed from office at any time either with or without cause by the affirmative vote of a majority of the members of the Board then in office, or, in the case of appointed officers, by any elected officer upon whom such power of removal shall have been conferred by the Board of Directors.

Section 3. **Powers and Duties.** Each of the officers of the Corporation elected by the Board of Directors or appointed by an officer in accordance with these By-laws shall have the powers and duties prescribed by law, by the By-Laws or by the Board of Directors and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by the By-Laws or by the Board of Directors or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office. The Chairman of the Board or the President, as determined by the Board of Directors, shall be the Chief Executive Officer and shall have the general direction of the affairs of the Corporation.

Section 4. **Absence or Disability.** Unless otherwise provided in these By-Laws, in the absence or disability of any officer of the Corporation, the Board of Directors may, during such period, delegate such officer's powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office.

ARTICLE IV

CERTIFICATES OF STOCK

Section 1. **Certificates for Shares.** The shares of stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman of the Board of Directors, or the President or a Vice President, and by the Treasurer or the Secretary of the Corporation, or as otherwise permitted by law, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile.

Section 2. **Transfers of Stock.** Transfers of stock shall be made on the books of the Corporation by the holder of the shares in person or by such holder's attorney upon surrender and cancellation of certificates for a like number of shares, or as otherwise provided by law with respect to uncertificated shares.

Section 3. **Lost, Stolen or Destroyed Certificates.** No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of such loss, theft or destruction and upon delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors in its discretion may require.

ARTICLE V

CORPORATE BOOKS

The books of the Corporation may be kept outside of the State of Delaware at such place or places as the Board of Directors may from time to time determine.

ARTICLE VI

CHECKS, NOTES, PROXIES, ETC.

All checks and drafts on the Corporation's bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be hereunto authorized from time to time by the Board of Directors. Proxies to vote and consents with respect to securities of other corporations owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the Chairman of the Board, the President, or by such officers as the Board of Directors may from time to time determine.

ARTICLE VII

FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of January in each year and shall end on the thirty-first day of December following.

ARTICLE VIII

CORPORATE SEAL

The corporate seal shall have inscribed thereon the name of the Corporation. In lieu of the corporate seal, when so authorized by the Board of Directors or a duly empowered committee thereof, a facsimile thereof may be impressed or affixed or reproduced.

ARTICLE IX

AMENDMENTS

These By-Laws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting of the stockholders or, in the case of a meeting of the Board of Directors, in a notice given not less than two (2) days prior to the meeting; provided, however, that, notwithstanding any other provisions of these By-Laws or any provision of law which might otherwise permit a lesser vote of the stockholders, the affirmative vote of the holders of ~~at least 80 percent in~~a majority of the voting power of all shares of the Corporation present in person or represented by proxy and entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to alter, amend or repeal Section 2 and Section 11 of Article I, Sections 1 and 2 of Article II or this proviso to this Article IX of these By-Laws or to adopt any provision inconsistent with any of such Sections or with this proviso.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2010
Commission file number 1-15967

The Dun & Bradstreet Corporation
(Exact name of registrant as specified in its charter)

Delaware **(State of incorporation)**	**22-3725387** **(I.R.S. Employer Identification No.)**
103 JFK Parkway, Short Hills, NJ **(Address of principal executive offices)**	**07078** **(Zip Code)**

Registrant's telephone number, including area code: (973) 921-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**
Preferred Share Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2010, the aggregate market value of all shares of Common Stock of The Dun & Bradstreet Corporation outstanding and held by nonaffiliates* (based upon its closing transaction price on the New York Stock Exchange Composite Tape on June 30, 2010) was approximately $3.346 billion.

As of January 31, 2011, 49,709,142 shares of Common Stock of The Dun & Bradstreet Corporation were outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of shareholders scheduled to be held on May 3, 2011, are incorporated into Part III of this Form 10-K.

* Calculated by excluding all shares held by executive officers and directors of the registrant. Such exclusions will not be deemed to be an admission that all such persons are "affiliates" of the registrant for purposes of federal securities laws.

INDEX

PART I

Item 1. *Business*

Overview

The Dun & Bradstreet Corporation ("D&B" or "we" or "our" or the "Company") is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for 170 years. Our global commercial database as of December 31, 2010 contained more than 188 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which transforms commercial data into valuable insight which is the foundation of our global solutions that customers rely on to make critical business decisions.

D&B provides solution sets that meet a diverse set of customer needs globally. Customers use D&B Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; D&B Sales & Marketing Solutions™ provide services to enhance customers' marketing data bases to increase revenue from new and existing customers; and D&B Internet Solutions™ to convert prospects into clients faster by enabling business professionals to research companies, executives and industries.

Our Aspiration and Our Strategy

D&B is a company that has been and remains committed to delivering Total Shareholder Return ("TSR"). To achieve this objective, we remain focused on three key drivers of TSR over time: revenue growth; margin expansion; and maintaining a disciplined approach to deploying our free cash flow. These have been the central drivers of our success, and they will remain the key areas of focus for us going forward. We continue to execute our strategy in the following ways:

- First, we remain focused on the commercial marketplace and continuing to be the world's largest and best provider of insight about businesses. This is reflected in our aspiration, which is "To be the most trusted source of commercial insight so our customers can Decide with Confidence®."
- Second, maintaining our fundamental competitive advantage in the market place (i.e. data quality), we will continue to improve our data quality (better coverage and accuracy) and provide new sources of insight by leveraging advances in technology.
- Third, we will leverage our data assets to better enhance our products and services within our three solution sets: Risk Management Solutions business ("RMS"), Sales & Marketing Solutions business ("S&MS") and Internet Solutions. To accomplish this, we are investing in a new technology platform that is scalable and far more agile, and will allow us to more readily provide innovative new products so we can meet emerging customer demands faster, and at a much lower cost over time.

Our strategy relies on four core competitive advantages that support our commitment to driving TSR and our aspiration to be the most trusted source of commercial insight so our customers can Decide with Confidence®. These core competitive advantages include our:

- Trusted Brand;
- DUNSRight Quality Process;
- Winning Culture; and
- Financial Flexibility.

For the reasons described below, we believe that these core competitive advantages will continue to drive our growth and profitability going forward.

Trusted Brand

The D&B® brand dates back to the founding of our company in 1841. We believe that the D&B brand is unique in the marketplace, standing for trust and confidence in commercial insight; our customers rely on D&B and the quality of our brand when they make critical business decisions. The Hoover's® brand is also very well respected within its customer segment and we will seek to further leverage both brands going forward.

DUNSRight Quality Process

DUNSRight is our proprietary quality process that powers all of our customer solution sets and serves as our key strategic differentiator as a commercial insight company.

The foundation of our DUNSRight Quality Process is Quality Assurance, which includes over 2,000 separate automated and manual checks to ensure that data meets our high quality standards.

In addition, our five DUNSRight Quality Drivers work sequentially to enhance the data and make it useful to our customers in making critical business decisions.

The process works as follows:

- **Global Data Collection** brings together data from a variety of sources worldwide;
- We integrate the data into our database through our patented **Entity Matching** process, which produces a single, more accurate picture of each business;
- We apply the **D-U-N-S® Number** as a unique means of identifying and tracking a business globally throughout every step in the life and activity of the business;
- We use **Corporate Linkage** to enable our customers to view their total risk or opportunity across related businesses; and
- Finally, our **Predictive Indicators** use statistical analysis to rate a business' past performance, to predict how a business is likely to perform in the future.

Winning Culture

Our culture is focused on developing strong leaders, because we believe that great leadership drives great results, improves customer satisfaction and helps increase TSR. To build such leadership, we have developed and deployed a consistent, principles-based leadership model throughout our Company.

Our leadership development process ensures that team members, which include our management and employees, performance goals and financial rewards are linked to our strategy. In addition, we link a component of the compensation of each of our senior leaders to our overall financial results. Our leadership development process also enables team members to receive ongoing feedback on their performance goals and on their leadership. All team members are expected to focus on their own personal development, build on their leadership strengths and work on their areas of development.

We have a talent assessment process that provides a framework to assess and improve skill levels and performance and acts as a tool to aid talent development and succession planning. We also administer an employee engagement survey that enables team members worldwide to provide feedback on areas that will improve their performance, drive customer satisfaction and evolve our winning culture.

Financial Flexibility

Financial Flexibility is an ongoing process that reallocates our spending from low-growth or low-value activities to activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. We are committed through this process to examining how every dollar is spent and optimizing between variable and fixed costs to ensure flexibility in changes to our operating expense base as we make strategic choices. This enables us to continually and systematically identify improvement opportunities in terms of quality, cost and customer experience. In executing our Financial Flexibility process, we seek to improve, standardize, consolidate and automate our business functions.

Segments

Through December 31, 2010, we managed and reported our business globally through two segments:

- North America (which consisted of our operations in the United States ("U.S.") and Canada); and
- International (which consisted of our operations in Europe, Asia Pacific and Latin America).

North America. Our North America segment accounted for 75%, 78% and 79% of our total revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

International. We conduct business internationally through our wholly-owned subsidiaries, joint ventures that we hold a majority interest in, independent correspondents, strategic relationships through our D&B Worldwide Network® and minority equity investments. The International segment, which primarily represents revenue generated through our subsidiaries, accounted for 25%, 22% and 21% of our total revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

As a result of our recent acquisition of Dun & Bradstreet Australia Holdings Limited ("D&B Australia"), we began reporting our business as of January 1, 2011 through three segments:

- North America (which consists of our operations in the U.S. and Canada);
- Asia Pacific (which primarily consists of our operations in Australia, Japan and China); and
- Europe and other international markets (which primarily consists of our operations in the United Kingdom ("UK"), the Netherlands, Belgium and Latin America).

Since 2000, we have entered into strategic relationships with strong local players throughout the world that we do not control and who have become part of our D&B Worldwide Network, operating under commercial agreements. Our D&B Worldwide Network enables our customers globally to make business decisions with confidence, because we incorporate data from the members of the D&B Worldwide Network into our database that is subject to our DUNSRight quality assurance standards, and utilize it in our customer solutions. Our customers, therefore, have access to a more powerful database and global solution sets that they can rely on to make their risk management, sales and marketing decisions. Over the last few years, we have strengthened our position in our International segment through majority-owned joint ventures in Japan, China and India.

In connection with our strategy, we acquire complementary businesses, products and technologies. For example:

- In 2008, we established majority-owned joint ventures in China with Beijing Huicong International Information Co., Ltd., and we increased our indirect minority ownership stake in Dun & Bradstreet Information Services India Private Limited ("D&B India") to a 53% direct majority ownership;
- In 2009, we acquired substantially all of the assets of Bisnode's UK operations and a 100% equity interest in Bisnode's Irish operations ("ICC"), we acquired all of the assets and assumed certain liabilities related to Quality Education Data and we acquired a 90% equity interest in RoadWay International Limited ("RoadWay"), the leading provider of integrated services of direct marketing in China. As part of the RoadWay transaction, D&B Huaxia, our existing joint venture company with Huaxia in China, transferred its Sales & Marketing Solutions business to RoadWay; and
- In 2010, we acquired a 100% equity interest in D&B Australia.

Segment data and other information for the years ended December 31, 2010, 2009 and 2008 are included in Note 14 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Our Customer Solutions and Services

Risk Management Solutions

Risk Management Solutions is our largest customer solution set, accounting for 62%, 60% and 57% of our total revenue for the years ended December 31, 2010, 2009 and 2008, respectively. Within this customer solution set, we offer traditional and value-added solutions. Our traditional solutions, which includes our DNBi® based business offering and also consists of reports from our database used primarily for making decisions about new credit applications, constituted 74% of our Risk Management Solutions revenue and 46% of our total revenue for the year ended December 31, 2010. Our value-added solutions, which constituted 20% of our Risk Management Solutions revenue and 12% of our total revenue for the year ended December 31, 2010, generally support automated decision-making and portfolio management through the use of scoring and integrated software solutions. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion of trends in this customer solutions set.

On January 1, 2008, we began managing our Supply Management business as part of our Risk Management Solutions business, which constituted 6% of our Risk Management Solutions revenue and 4% of our total revenue for the year ended December 31, 2010. This is consistent with our overall strategy and also reflects customers' needs to better understand the financial risk of their supply chain. As a result, the contributions of the Supply Management business are now reported as a part of Risk Management Solutions, as set forth above.

Our Risk Management Solutions help customers increase cash flow and profitability while mitigating credit, operational and regulatory risks by helping them answer questions such as:

- Should I extend credit to this new customer?
- What credit limit should I set?
- Will this customer pay me on time?
- How can I avoid supply chain disruption?
- How do I know whether I am in compliance with regulatory acts?

Our principal Risk Management Solutions are:

- DNBi, our interactive, customizable online application that offers our customers real time access to our most complete and up-to-date global DUNSRight information, comprehensive monitoring and portfolio analysis;
- Various business information reports (e.g., our Business Information Report, our Comprehensive Report, and our International Report, etc.) that are consumed in a transactional manner across multiple platforms such as DNB.com; and
- eRAM, our enterprise solution for large global and domestic customers for automated decisioning and portfolio analytics.

Certain solutions are available on a subscription pricing basis, such as our Preferred Pricing Agreement with DNBi. Our subscription pricing plans, which continue to represent a larger portion of our revenue, provide increased access to our risk management reports and data to help customers increase their profitability while mitigating their risk.

Sales & Marketing Solutions

Sales & Marketing Solutions is our second-largest customer solution set accounting for 29%, 28% and 28% of our total revenue, respectively, for each of the years ended December 31, 2010, 2009 and 2008. Within this customer solution set, we offer traditional and value-added solutions. Our traditional solutions generally consist of marketing lists, labels and customized data files used by our customers in their direct mail and marketing activities. These solutions constituted 38% of our Sales & Marketing Solutions revenue and 11% of our total revenue for the year ended December 31, 2010. Our value-added solutions generally include decision-making and customer information management solutions. These value-added solutions constituted 62% of Sales & Marketing Solutions revenue and 18% of our total revenue for the year ended December 31, 2010. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion of trends in this customer solutions set.

Our Sales & Marketing Solutions help customers increase revenue from new and existing customers by helping them answer questions such as:

- Who are my best customers?
- How can I find prospects that look like my best customers?
- How can I exploit untapped opportunities with my existing customers?
- How can I allocate sales force resources to revenue growth potential?

Our principal Sales & Marketing Solutions are:

- Our solutions for Customer Data Integration, which are a suite of solutions that cleanse, identify, link and enrich customer information with our DUNSRight Quality Process. Our D&B Optimizer™ solution, for example, uses our DUNSRight Quality Process to transform customer prospects and files into up-to-date, accurate and actionable commercial insight, enabling a single customer view across multiple systems and touchpoints, such as marketing and billing databases and better enabling a customer to make sales and marketing decisions; and
- Our Direct Marketing Lists, which benefit from our DUNSRight Quality Process to enable our customers to create an accurate and comprehensive marketing campaign.

Internet Solutions

Our Internet Solutions business provides highly organized, efficient and easy-to-use products that address the online sales and marketing needs of professionals and businesses, including information on companies, industries and executives, integration tools that bring this information into the day-to-day workflow of our customers, and research and advice regarding starting up and managing a business.

Internet Solutions represent the results of our Hoover's business, and includes the AllBusiness.com division. Internet Solutions accounted for 7% of our total revenue for each of the years ended December 31, 2010, 2009 and 2008. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion on trends in this customer solutions set.

Growth of our Internet Solutions business depends upon the development of improved and new products targeted to our primary customer segments, as well as the development of Internet products targeted to the needs of customer segments outside our core audience. During 2010, we invested in significant upgrades to our Hoover's platform and user interfaces to improve customer satisfaction and reduce the cost and time for new feature development.

Hoover's, primarily a prospecting tool, provides information on public and private companies, and on industries and executives, sales, marketing and research professionals worldwide. The database includes industry and company briefs, information on competitors, corporate financials, executive contact information, current news, including social media and research, family trees, and contact information including biographies. Hoover's subscribers primarily access the data online via Hoover's Online® and AccessHoover's, a customer relationship management integration solution.

AllBusiness.com is an online media and e-commerce company that leverages its proprietary publishing platform and a broad range of content to help users run their small businesses. AllBusiness.com operates one of the leading business information sites on the Internet. Its content helps professionals save time and money by addressing real-world business questions with practical solutions.

Our Internet Solutions help customers convert prospects to clients faster by helping them answer questions such as:

- How do I identify prospects and better prepare for sales calls?
- Who are the key senior-level decision makers?
- How does the prospect compare to others in their industry?

Our principal Internet Solutions are:

- Our subscription solutions delivered online through Hoover's Online (such as "Researcher," "Prospector," "Relationship Manager," "Executive," and our First Research industry data solution) and via electronic data feeds;
- Our advertising and e-marketing solutions provided through *www.hoovers.com*, *www.AllBusiness.com* , *www.firstresearch.com* and related Internet sites; and
- Licensing of Hoover's proprietary content to third-party content providers.

Our Sales Force

We rely primarily on our sales force of approximately 2,300 team members worldwide to sell our customers solutions, of which approximately 1,100 were in our North American segment and 1,200 were in our International segment as of December 31, 2010. Our sales force includes relationship managers and solution specialists who sell to our strategic and commercial customers, telesales teams, a team that sells to federal, state and local governments, and a team that sells to resellers of our solutions and our data. Our global sales force is also a source of competitive advantage, which allows us to go-to-market across three key customer segments. We identify these customer segments as strategic customers; commercial customers (or middle market in our international businesses); and small businesses.

Our Customers

We believe that different size customers have different needs and require different skill sets to service them. Accordingly, we have adopted a go-to-market sales strategy that focuses on distinct groups categorized internally as large customers, middle market customers and small business customers. Our principal customers within these groups are banks and other credit and financial institutions, manufacturers, wholesalers, retailers, government agencies, insurance companies and telecommunication companies, as well as sales, marketing and business development professionals. None of our customers accounted for more than 10% of our 2010 total revenue or of the revenue of our North American or International segments. Accordingly, neither we nor either of our segments is dependent on a single customer, such that a loss of any one would have a material adverse effect on our consolidated annual results of operations or the annual results of either of our segments.

Competition

We are subject to highly competitive conditions in all aspects of our business. However, we believe no competitor offers our complete line of solutions or can match our global data quality resulting from our DUNSRight Quality Process.

In North America, we are a market leader in our Risk Management Solutions business in terms of revenue. We compete with our customers' own internal business practices by continually developing more efficient alternatives to our customers' risk management processes to capture more of their internal spend. We also directly compete with a broad range of companies, including consumer credit companies such as Equifax, Inc. and Experian Information Solutions, Inc. ("Experian"), which have traditionally offered primarily consumer information services, but also offer products that combine consumer information with business information as a tool to help customers make credit decisions with respect to small businesses.

We also compete in North America with a broad range of companies offering solutions similar to our Sales & Marketing Solutions. Our direct competitors in Sales & Marketing Solutions include companies such as Experian and infoGROUP ("infoUSA").

In our Internet Solutions, Hoover's competition varies based on the size of the customer and the level of spending available for services such as Hoover's Online. On the high end of product pricing, Hoover's Researcher, Hoover's Prospector and Hoover's Relationship Manager products compete with other business information providers such as infoUSA. New, less established entrants are also pursuing some of these same customers. On the lower end of product pricing, our Hoover's Exec and Lite solutions mainly competes with advertising-supported Internet sites and other free or low-priced information sources, such as Yahoo! Finance and MarketWatch, Inc.

Outside the U.S., the competitive environment varies by region and country. In Europe, our direct competition is primarily local, such as Experian in the UK. In addition, we compete with certain companies such as Coface for cross border business. However, we believe we offer superior solutions when compared to these networks because of our DUNSRight Quality Process. In addition, the Sales & Marketing Solutions landscape is both localized and fragmented throughout Europe, where numerous local players of varying size compete for business.

In Asia, we face competition in our Risk Management Solutions business from a mix of local and global providers. For example, we compete with Sinotrust in China, which is majority owned by Experian, with Teikoku Data Bank ("TDB") in Japan and with Experian in India. In addition, as in Europe, the Sales & Marketing Solutions landscape throughout Asia is localized and fragmented.

We also face significant competition from the in-house operations of the businesses we seek as customers, other general and specialized credit reporting and business information services, and credit insurers. For example, in certain international markets, such as Europe, some credit insurers have identified the provision of credit information as an additional revenue stream. In addition, business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services.

As discussed in "Our Aspiration and Our Strategy" above, we believe that our Trusted Brand, our DUNSRight Quality Process, our Winning Culture and our Financial Flexibility form a powerful competitive advantage.

Our ability to continue to compete effectively will be based on a number of factors, including our ability to:

- Communicate and demonstrate to our customers the value of our existing and new products and services based upon our proprietary DUNSRight Quality Process and, as a result, improve customer satisfaction;
- Maintain and develop proprietary information and services such as analytics (e.g., scoring) and sources of data not publicly available;
- Leverage our brand perception and the value of our D&B Worldwide Network;
- Maintain those third-party relationships on whom we rely for data and certain operational services; and
- Attract and retain a high-performing workforce.

Intellectual Property

We own and control various intellectual property rights, such as trade secrets, confidential information, trademarks, service marks, trade names, copyrights, patents and applications therefor. These rights, in the aggregate, are of material importance to our business. We also believe that the D&B name and related trade names, marks and logos are of material importance to our business. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us. We consider our trademarks, service marks, databases, software, copyrights, patents, patent applications and other intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret, patent, etc.) and contract and liability safeguards for protection thereof throughout the world.

Unless the context indicates otherwise, the names of our branded solutions and services referred to in this Annual Report on Form 10-K are trademarks, service marks or registered trademarks or service marks owned by or licensed to us or one or more of our subsidiaries.

We own patents and patent applications both in the U.S. and in other selected countries of importance to us. The patents and patent applications include claims which pertain to certain technologies which we have determined are proprietary and warrant patent protection. We believe that the protection of our innovative technology, especially technology pertaining to our proprietary DUNSRight Quality Process, through the filing of patent applications is a prudent business strategy, and we will continue to seek to protect those assets for which we have expended substantial capital. Filing of these patent applications may or may not provide us with a dominant position in the fields of technology. However, these patents and/or patent applications may provide us with legal defenses should subsequent patents in these fields be issued to third parties and later asserted against us. Where appropriate, we may also consider asserting or cross-licensing our patents.

Employees

As of December 31, 2010, we employed approximately 5,200 team members worldwide, of which approximately 2,600 were in our North American segment and Corporate and approximately 2,600 were in our International segment. We believe that we have good relations with our employees. There are no unions in the North American segment. Works Councils and Trade Unions represent a portion of our employees in the European and Latin American operations of our International segment.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Investors may read and copy any document that we file, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

We make available free of charge on or through our Internet site *(www.dnb.com)* our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish the material to, the SEC. The information on our Internet site, on our Hoover's Internet site or on our related Internet sites is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Organizational Background of Our Company

As used in this report, except where the context indicates otherwise, the terms "D&B," "Company," "we," "us," or "our" refer to The Dun & Bradstreet Corporation and our subsidiaries.

We were incorporated in 2000 in the State of Delaware. For more information on our history, including the various spin-offs leading to our formation and our becoming a public company in September 2000, see Note 13 in Item 8. of this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

Our business model is dependent upon third parties to provide data and certain operational services, the loss of which would materially impact our business and financial results.

We rely significantly on third parties to support our business model. For example:

- We obtain much of the data that we use from third parties, including public record sources;
- We utilize single source providers in certain countries to support the needs of our customers around the globe and rely on members of our D&B Worldwide Network to provide local data in countries in which we do not directly operate;
- We have outsourced certain portions of our data acquisition, processing and delivery and customer service and call center processes; and
- We have also outsourced various functions, such as our data center operations, technology help desk and network management functions in the U.S. and the UK.

If one or more data providers were to experience financial or operational difficulties or were to withdraw their data, cease making it available, be unable to make it available due to changing industry standards, substantially increase the cost of their data, not adhere to our data quality standards, or be acquired by a competitor who would cause any of these disruptions to occur, our ability to provide solutions and services to our customers could be materially adversely impacted, which could have a material adverse effect on our business and financial results. Similarly, if one of our outsource providers, including third parties with whom we have strategic relationships, were to experience financial or operational difficulties, their services to us would suffer or they may no longer be able to provide services to us at all, having a material adverse effect on our business and financial results. We cannot be certain that we could replace our large third-party vendors in a timely manner or on terms commercially reasonable to us. In addition, if we change a significant outsource provider, an existing provider makes significant changes to the way it conducts its operations, or we seek to bring in-house certain services performed today by third parties, we may experience unexpected disruptions in the provision of our solutions, which could have a material adverse effect on our business and financial results.

Our business performance is dependent upon successful implementation and the ongoing operation of our Strategic Technology Investment, and appropriate investment in our technology infrastructure thereafter, the failure of which could materially impact our business and financial results.

In February 2010, we announced a Strategic Technology Investment program aimed at strengthening our leading position in commercial data and improving our current technology platform to meet the emerging needs of customers. We will rely in part on third-party providers to implement and update certain aspects of our technology infrastructure and to thereafter run certain of such operations both from within D&B and from their own remote locations. Upon completion of this investment, we expect that it will:

- Simplify and re-architect our data supply chain in order to, among other things, supply intra-day updates;

- Create a services layer to optimize access to our data for customers and third parties and to make it easier for us to innovate and develop new products;
- Consolidate many of our legacy products to provide fewer but more impactful applications for customers;
- Accelerate revenue growth in our North American segment upon the completion of the investment; and
- Significantly reduce our technology costs upon completion of the investment.

We expect the Strategic Technology Investment to be completed during the second half of 2012 and the total cost to be closer to the higher end of our previously disclosed range of approximately $110 million to $130 million.

In the event we fail to execute on this investment in a timely manner and/or without interruption to service, including hiring and retaining appropriate technology personnel, engaging and managing third parties, re-architecting our data supply chain, and simplifying our product portfolio while migrating our customers to new products, and maintaining such data and technology operations on an ongoing basis, we will not achieve our expected revenue acceleration or growth, or the anticipated cost savings from this investment, and we could experience a significant competitive disadvantage in the marketplace, such as the inability to offer certain types of new services or to collect certain types of new data, which could have a material adverse effect on our business and financial results. In addition, upon the successful completion of our Strategic Technology Investment, if we fail to appropriately invest in our technology infrastructure thereafter, we could experience a material adverse effect on our business and financial results.

We may be unable to achieve the financial and operational expectations that we have established for the 2012 timeframe, which could negatively impact our stock price.

We have established financial and operational expectations for the 2012 timeframe that we believe would be achieved based upon our business strategy for the next several years. These financial and operational expectations can only be achieved if the assumptions underlying our business strategy are fully realized, including the achievement of our Strategic Technology Investment. In addition, we cannot control some of these assumptions (e.g., market growth rates, macroeconomic conditions, competitive conditions, pricing pressure and customer preferences). As part of our ongoing planning process we will review these assumptions and we intend to provide updates on these expectations from time-to-time as appropriate.

We face competition that may cause price reductions or loss of market share.

We are subject to competitive conditions in all aspects of our business. We compete directly with a broad range of companies offering business information services to customers. We also face competition from:

- The in-house operations of the businesses we seek as customers;
- Other general and specialized credit reporting and other business information services; and
- Credit insurers.

In addition, business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services. Large Internet companies can provide low-cost alternatives to data gathering and change how our customers perform key activities such as marketing campaigns. Such companies, and other third parties which may not be readily apparent today, may become significant low-cost or no-cost competitors and adversely impact the demand for our solutions and services, or limit our growth potential.

Weak economic conditions also can result in customers seeking to utilize free or lower-cost information that is available from alternative sources such as the Internet and European Commission-sponsored projects like the

European Business Register. Intense competition could adversely impact us by causing, among other things, price reductions, reduced gross margins and loss of market share.

We are facing competition outside the U.S., and our competitors could develop an alternative to our D&B Worldwide Network.

We are also facing competition from consumer credit companies that offer consumer information solutions to help their customers make credit decisions regarding small businesses. In addition, consumer information companies are seeking to expand their operations more broadly into aspects of the business information space. While their presence is currently small in the business information market, given the size of the consumer market in which they operate, they have scale advantages in terms of scope of operations and size of relationship with customers, which they can potentially leverage to an advantage.

Our ability to continue to compete effectively will be based upon a number of factors, including our ability to:

- Communicate and demonstrate to our customers the value of our products and services based upon our proprietary DUNSRight Quality Process and, as a result, improve customer satisfaction;
- Maintain and develop proprietary information and services such as analytics (e.g., scoring), and sources of data not publicly available, such as detailed trade data;
- Demonstrate value through our decision-making tools and integration capabilities;
- Leverage our brand perception and the value of our D&B Worldwide Network;
- Continue to implement the Financial Flexibility component of our strategy and effectively reallocate our spending;
- Obtain and deliver reliable and high-quality business and professional contact information through various media and distribution channels in formats tailored to customer requirements;
- Adopt and maintain an effective information technology infrastructure, including our approximately two-year Strategic Technology Investment, to support product delivery as customer needs and preferences change and competitors offer more sophisticated products;
- Attract and retain a high-performance workforce;
- Enhance our existing services and introduce new services;
- Enter new customer markets; and
- Improve our International business model and data quality through the successful management of the members of our D&B Worldwide Network and through our undertaking of acquisitions or entering into joint ventures or similar relationships.

Our business performance might not be sufficient for us to meet the full-year financial guidance that we provide publicly.

We provide full-year financial guidance to the public which is based upon our assumptions regarding our expected financial performance. This includes, for example, assumptions regarding our ability to grow revenue, to grow operating income, to achieve desired tax rates and to generate cash. We believe that our financial guidance provides investors and analysts with a better understanding of our view of our near-term financial performance. Such financial guidance may not always be accurate, due to our inability to meet the assumptions we make and the impact on our financial performance that could occur as a result of the various risks and uncertainties to our business as set forth in these risk factors and in our public filings with the SEC or otherwise. If we fail to meet the full-year financial guidance that we provide or if we find it necessary to revise such guidance as we conduct our operations throughout the year, the market value of our common stock could be materially adversely affected.

We may lose key business assets or suffer interruptions in product delivery, including loss of data center capacity or the interruption of telecommunications links, the Internet, or power sources which could significantly impede our ability to do business.

Our operations depend on our ability, as well as that of third-party service providers to whom we have outsourced several critical functions, to protect data centers and related technology against damage from hardware failure, fire, power loss, telecommunications failure, impacts of terrorism, breaches in security (such as the actions of computer hackers), the theft of services, natural disasters, or other disasters. The online services we provide are dependent on links to telecommunications providers. In addition, we generate a significant amount of our revenue through telesales centers and Internet sites that we use in the acquisition of new customers, fulfillment of solutions and services and responding to customer inquiries. We may not have sufficient redundant operations or change management processes in connection with our introduction of new online products or services to prevent a loss or failure in all of these areas in a timely manner. Any damage to our data centers, failure of our telecommunications links or inability to access these telesales centers or Internet sites could cause interruptions in operations that adversely affect our ability to meet our customers' requirements and materially adversely affect our business and financial results.

A failure in the integrity of our database could harm our brand and result in a loss of sales and an increase in legal claims.

The reliability of our solutions is dependent upon the integrity of the data in our global database. We have in the past been subject to customer and third-party complaints and lawsuits regarding our data, which have occasionally been resolved by the payment of money damages. A failure in the integrity of our database, whether inadvertently or through the actions of a third party, which may be on the rise, could harm us by exposing us to customer or third-party claims or by causing a loss of customer confidence in our solutions. In addition, we must continue to invest in our database to improve and maintain the quality, timeliness and coverage of the data contained therein if we are to maintain our competitive positioning in the marketplace.

Also, we have licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the third parties to whom we grant such licenses and by customers, they may take actions that could materially adversely affect the value of our proprietary rights or our reputation. In addition, it cannot be assured that these licensees and customers will take the same steps we have taken to prevent misappropriation of our data solutions or technologies.

Our brand and reputation are key assets and competitive advantages of our Company and our business may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets of the Company. Our ability to attract and retain customers is highly dependent upon the external perceptions of our level of data quality, effective provision of services, business practices, including actions of our employees, third-party providers and members of the D&B Worldwide Network, that are not consistent with D&B's policies and standards, and overall financial condition. Negative perceptions or publicity regarding these matters could damage our reputation with customers and the public, which could make it difficult for us to attract and maintain customers. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in higher regulatory or legislative scrutiny. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could have a material adverse effect on our business and financial results.

We rely on annual contract renewals for a substantial part of our revenue, and our quarterly results may be significantly impacted by the timing of these renewals or a shift in product mix that results in a change in the timing of revenue recognition.

We derive a substantial portion of our revenue from annual customer contracts. If we are unable to renew a significant number of these contracts, our revenue and results of operations would be harmed. In addition, our results of operations from period-to-period may vary due to the timing of customer contract renewals. As contracts are renewed, we have, and may continue to experience, a shift in product mix underlying such contracts. This could result in the deferral of increased amounts of revenue into future periods as a larger portion of revenue is recognized over the term of our contracts rather than upfront at contract signing or the acceleration of deferred revenue into an earlier reporting period. Although this may cause our financial results from period-to-period to vary substantially, such change in revenue recognition would not change the total revenue recognized over the life of our contracts.

We may be adversely affected by the global economic environment.

As a result of the macro-economic challenges currently affecting the economy of the United States and other parts of the world, our customers or vendors may experience problems with their earnings, cash flow, or both. This may cause our customers to delay, cancel or significantly decrease their purchases from us, and we may experience delays in payment or their inability to pay amounts owed to us. In addition, our vendors may substantially increase their prices to us and without notice. Any such change in the behavior of our customers or vendors may materially adversely affect our earnings and cash flow. If economic conditions in the United States and other key markets deteriorate or do not show improvement, we may experience material adverse impacts to our business, operating results, and/or access to credit markets.

Changes in the legislative, regulatory and commercial environments in which we operate may adversely impact our ability to collect, compile, use and publish data and may impact our financial results.

Certain types of information we collect, compile, use and publish are subject to regulation by governmental authorities in certain jurisdictions in which we operate, particularly in our international markets. In addition, there is increasing awareness and concern among the general public and companies regarding marketing and privacy matters, particularly as they relate to individual privacy interests and the ubiquity of the Internet. These concerns may result in new or amended laws and regulations. In general, compliance with existing laws and regulations has not to date materially impacted our business and financial results. Nonetheless, future laws and regulations with respect to the collection, compilation, use and publication of information, and adverse publicity or litigation concerning the commercial use of such information could result in limitations being imposed on our operations, increased compliance or litigation expense and/or loss of revenue, which could have a material adverse effect on our business and financial results.

Our business also relies on the availability of the Internet as it is currently configured and operated both to obtain data and services and to provide data and services to our customers. If the rules governing the operation of the Internet were to change, such as, for example, by permitting broadband suppliers to discriminate in providing access to their networks, this could have a material adverse impact on our business.

In addition, governmental agencies may seek, from time-to-time, to increase the fees or taxes that we must pay to acquire, use and/or redistribute data that such governmental agencies collect. While we would seek to pass along any such price increases to our customers or provide alternative services, there is no guarantee that we would be able to do so, given competitive pressures or other considerations. In addition, any such price increases or alternative services may result in reduced usage by our customers and/or loss of market share.

We may be unable to adapt successfully to changes in our customers' preferences for our solutions, which could materially adversely affect our revenues.

Our success depends in part on our ability to adapt our solutions to our customers' preferences. Advances in information technology and uncertain or changing economic conditions are changing the way our customers use and purchase business information. As a result, our customers are demanding both lower prices and more features from our solutions, such as decision-making tools like credit scores and electronic delivery formats, and are expecting real-time data provided in a manner relevant to them. If we do not successfully adapt our solutions to our customers' preferences, our business and financial results would be materially adversely affected.

Specifically, for our larger customers, our continued success will be dependent on our ability to satisfy more of their needs by providing more breadth and depth of data and allowing them more flexibility to use our data through web services and third-party solutions. For our smaller customers, our success will depend in part on our ability to develop a strong value proposition, including simplifying our solutions and pricing offerings, to enhance our marketing efforts to these customers and to improve our service to them.

Acquisitions, joint ventures or similar strategic relationships may disrupt or otherwise have a material adverse effect on our business and financial results.

As part of our strategy, we may seek to acquire other complementary businesses, products and technologies or enter into joint ventures or similar strategic relationships. These transactions are subject to the following risks:

- Acquisitions, joint ventures or similar relationships may cause a disruption in our ongoing business, distract our management and make it difficult to maintain our standards, controls and procedures;
- We may not be able to integrate successfully the services, content, products and personnel of any such transaction into our operations;
- We may not derive the revenue improvements, cost savings and other intended benefits of any such transaction; and
- There may be risks, exposures and liabilities of acquired entities or other third parties with whom we undertake a transaction, that may arise from such third parties' activities prior to undertaking a transaction with us.

We have no direct management control over third party members of the D&B Worldwide Network who conduct business under the D&B brand name in local markets or other third parties who license and sell under the D&B name.

The D&B Worldwide Network is comprised of wholly-owned subsidiaries, joint ventures that we either control or hold a minority interest in, and third-party members who conduct business under the D&B brand name in local markets. While third-party member participation in the D&B Worldwide Network and certain of our relationships with other third parties are controlled by commercial services agreements and the use of our trademarks is controlled by license agreements, we have no direct management control over these members or third parties beyond the terms of the agreements. As a result, actions or inactions taken by these third parties may have a material impact on our business and financial results. For example, one or more third parties or members may:

- Provide a product or service that does not adhere to our data quality standards;
- Fail to comply with D&B brand and communication standards;
- Engage in illegal or unethical business practices;
- Elect not to support new or revised products and services or other strategic initiatives;
- Fail to execute other data or distribution contract requirements; or
- Refuse to provide new sources of data.

Such actions or inactions may have an impact on customer confidence in the D&B brand globally, which could materially adversely impact our business and financial results.

We may not be able to attract and retain qualified personnel, including members of our sales force and technology team, which could impact the quality of our performance and customer satisfaction.

Our success and financial results also depend on our continuing ability to attract, retain and motivate highly qualified personnel at all levels and to appropriately use the time and resources of such individuals. This includes members of our sales force on whom we rely for generating the vast majority of our revenue, and members of our technology team on whom we rely to continually maintain and upgrade all of our technology operations and to maintain and develop our products. Competition for these individuals is intense, and we may not be able to retain our key personnel or key members of our sales or technology teams, or attract, assimilate or retain other highly-qualified individuals in the future. We have from time-to-time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees, including members of our sales force and technology team, who have appropriate qualifications.

Our International business is subject to various risks associated with operations in foreign countries, which could materially adversely affect our business and financial results.

Our success depends in part on our various operations outside North America. For the three years ended December 31, 2010, 2009 and 2008, our International segment accounted for 25%, 22% and 21% of total revenue, respectively. Our International business is subject to many of the same challenges as our domestic business, as well as the following:

- Our competition is primarily local, and our customers may have greater loyalty to our local competitors which may have a competitive advantage because they are not restricted by U.S. laws with which we require our International segment to comply, such as the Foreign Corrupt Practices Act;
- While our services have not usually been regulated, governments, particularly in emerging market areas, may adopt legislation or regulations governing the collection, compilation, use and/or publication of the kinds of information we collect, compile, use and publish, which could bar or impede our ability to operate and this could adversely impact our business;
- Credit insurance is a significant credit risk mitigation tool in certain markets that may reduce the demand for our Risk Management Solutions; and
- In some markets, key data elements are generally available from public-sector sources, thus reducing a customer's need to purchase that data from us.

Our International strategy includes the leveraging of our D&B Worldwide Network to improve our data quality. We form and manage strategic relationships to create a competitive advantage for us over the long term; however, these strategic relationships may not be successful or may be subject to ownership change.

The issue of data privacy is an increasingly important area of public policy in various International markets, and we operate in an evolving regulatory environment that could adversely impact aspects of our business or the business of third parties on whom we depend.

Our operating results could also be negatively affected by a variety of other factors affecting our foreign operations, many of which are beyond our control. These factors may include currency fluctuations, economic, political or regulatory conditions, competition from government agencies in a specific country or region, trade protection measures and other regulatory requirements. Additional risks inherent in International business activities generally include, among others:

- Longer accounts receivable payment cycles;
- The costs and difficulties of managing International operations and strategic alliances, including the D&B Worldwide Network; and
- The need to comply with a broader array of regulatory and licensing requirements, the failure of which could result in fines, penalties or business suspensions.

We may be unable to reduce our expense base through our Financial Flexibility, and the related reinvestments from savings from this program may not produce the level of desired revenue growth which would materially adversely affect our business and financial results.

Successful execution of our strategy includes reducing our expense base through our Financial Flexibility initiatives, and reallocating our expense base reductions into initiatives to produce our desired revenue growth. The success of this program may be affected by:

- Our ability to continually adapt and improve our organizational design and efficiency to meet the changing needs of our business and our customers;
- Our ability to implement the actions required under this program within the established time frame;
- Our ability to implement actions that require process or technology changes to reduce our expense base;
- Our ability to enter into or amend agreements with third-party vendors to obtain terms beneficial to us;
- Managing third-party vendor relationships effectively;
- Completing agreements with our local works councils and trade unions related to potential reengineering actions in certain International markets; and
- Maintaining quality around key business processes utilizing our reduced and/or outsourced resources.

If we fail to reduce our expense base, or if we do not achieve our desired level of revenue growth from new initiatives, our business and financial results would be materially adversely affected.

We are involved in legal proceedings that could have a material adverse impact on us.

We are involved in legal proceedings, claims and litigations that arise in the ordinary course of business. As discussed in greater detail under "Note 13. Contingencies" in "Notes to Consolidated Financial Statements" in Part II, Item 8. of this Annual Report on Form 10-K, certain of these matters could materially adversely affect our business and financial results.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Our corporate office is located at 103 JFK Parkway, Short Hills, New Jersey 07078, in a 123,000-square-foot property that we lease. This property also serves as the executive offices of our North American segment.

Our other properties are geographically distributed to meet sales and operating requirements worldwide. We generally consider these properties to be both suitable and adequate to meet current operating requirements. As of December 31, 2010, the most important of these other properties include the following sites:

- A 178,000 square-foot leased office building in Center Valley, Pennsylvania, which houses various sales, finance, fulfillment and data acquisition personnel;
- A 147,000 square-foot office building that we own in Parsippany, New Jersey, housing personnel from our North American sales, marketing and technology groups (approximately one-third of this building is leased to a third party);
- A 78,000 square-foot leased office building in Austin, Texas, which houses a majority of our Hoover's employees; and

- A 79,060 square-foot leased space in Marlow, England, which houses our UK business, International technology and certain other International teams.

In addition to the above locations, we also conduct operations in other offices across the globe, most of which are leased.

Item 3. ***Legal Proceedings***

Information in response to this Item is included in Part II, Item 8. "Note 13. Contingencies" and is incorporated by reference into Part I of this Annual Report on Form 10-K.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on the New York Stock Exchange and trades under the symbol DNB. We had 2,607 shareholders of record as of December 31, 2010.

The following table summarizes the high and low sales prices for our common stock, as reported in the periods shown:

	2010		2009	
	High	Low	High	Low
First Quarter	$83.37	$69.31	$81.40	$69.80
Second Quarter	$78.82	$67.12	$84.18	$76.67
Third Quarter	$74.54	$65.90	$83.16	$71.33
Fourth Quarter	$82.09	$73.87	$84.64	$73.26

We paid quarterly dividends to our shareholders totaling $70.0 million, $71.5 million and $65.6 million during the years ended December 31, 2010, 2009 and 2008, respectively. On February 2, 2011, we declared a dividend of $0.36 per share for the first quarter of 2011. This cash dividend will be payable on March 16, 2011 to shareholders of record at the close of business on February 28, 2011.

Issuer Purchases of Equity Securities

The following table provides information about purchases made by us or on our behalf during the quarter ended December 31, 2010 of shares of equity that are registered pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased (a)(b)	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs(a)(b)	Maximum Number of Currently Authorized Shares that May Yet Be Purchased Under the Plans or Programs(a)	Approximate Dollar Value of Currently Authorized Shares that May Yet Be Purchased Under the Plans or Programs(b)
	(Dollar amounts in millions, except share data)				
October 1 - 31, 2010	190,895	$75.13	190,895	—	$ —
November 1 - 30, 2010	74,700	$75.78	74,700	—	$ —
December 1 - 31, 2010	—	$ —	—	—	$ —
	265,595	$75.31	265,595	4,973,379	$96.3

(a) During the three months ended December 31, 2010, we repurchased 26,621 shares of common stock for $2.0 million under our Board of Directors approved repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and Employee Stock Purchase Plan. This program was announced in May 2010 and expires in October 2014. The maximum amount authorized under the program is 5,000,000 shares, of which 26,621 shares have been repurchased as of December 31, 2010. We anticipate that this program will be completed by October 2014.

(b) During the three months ended December 31, 2010, we repurchased 238,974 shares of common stock for $18.0 million related to a previously announced $200 million share repurchase program approved by our Board of Directors in February 2009. We anticipate that this program will be completed by December 2011.

FINANCIAL PERFORMANCE COMPARISON GRAPH*
SINCE DECEMBER 31, 2005

In accordance with SEC rules, the graph below compares the Company's cumulative total shareholder return against the cumulative total return of the Standard & Poor's 500 Stock Index and a published industry index starting on December 31, 2005. Our past performance may not be indicative of future performance.

As an industry index, the Company chose the S&P 500 Commercial & Professional Services Index, a subset of the S&P 500 Stock Index that includes companies that provide business-to-business services.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG D&B, S&P 500 STOCK INDEX AND THE S&P 500 COMMERCIAL & PROFESSIONAL SERVICES INDEX



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$200
$150
$100
$50
$0
12/31/05 6/30/06 12/31/06 6/30/07 12/31/07 6/30/08 12/31/08 6/30/09 12/31/09 6/30/10 12/31/10
Dun & Bradstreet Corporation
S&P 500 Index
S&P 500 Commercial & Professional Services

* Assumes $100 invested on December 31, 2005, and reinvestment of dividends.

Item 6. *Selected Financial Data*

	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
	(Amounts in millions, except per share data)				
Results of Operations:					
Operating Revenues	$1,676.6	$1,687.0	$1,726.3	$1,599.2	$1,474.9
Costs and Expenses	1,267.5	1,222.5	1,256.6	1,173.6	1,081.2
Operating Income(1)	409.1	464.5	469.7	425.6	393.7
Non-Operating Income (Expense)—Net(2)	(21.2)	(32.0)	(30.8)	0.7	(13.3)
Income from Continuing Operations Before Provision for Income Taxes and Equity in Net Income of Affiliates	387.9	432.5	438.9	426.3	380.4
Provision for Income Taxes(3)	137.9	112.1	128.0	135.8	142.1
Equity in Net Income (Loss) of Affiliates	0.9	1.6	1.0	1.3	0.4
Income from Continuing Operations	250.9	322.0	311.9	291.8	238.7
Income from Discontinued Operations, Net of Income Taxes	—	—	0.7	5.4	2.0
Gain on Disposal of Italian Real Estate Business, Net of Tax Impact	—	—	0.4	—	—
Income from Discontinued Operations, Net of Income Taxes(4)	—	—	1.1	5.4	2.0
Net Income	250.9	322.0	313.0	297.2	240.7
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	1.2	(2.6)	(2.4)	0.9	—
Net Income Attributable to D&B	$ 252.1	$ 319.4	$ 310.6	$ 298.1	$ 240.7
Basic Earnings Per Share of Common Stock:					
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 5.03	$ 6.06	$ 5.65	$ 4.99	$ 3.75
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	—	0.02	0.09	0.04
Net Income Attributable to D&B Common Shareholders	$ 5.03	$ 6.06	$ 5.67	$ 5.08	$ 3.79
Diluted Earnings Per Share of Common Stock:					
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 4.98	$ 5.99	$ 5.56	$ 4.88	$ 3.66
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	—	0.02	0.09	0.03
Net Income Attributable to D&B Common Shareholders	$ 4.98	$ 5.99	$ 5.58	$ 4.97	$ 3.69
Other Data:					
Weighted Average Number of Shares Outstanding—Basic	49.9	52.3	54.4	58.3	63.2
Weighted Average Number of Shares Outstanding—Diluted	50.4	52.9	55.3	59.6	64.8
Amounts Attributable to D&B Common Shareholders					
Income from Continuing Operations, Net of Income Taxes	$ 252.1	$ 319.4	$ 309.5	$ 292.7	$ 238.7
Income from Discontinued Operations, Net of Income Taxes	—	—	1.1	5.4	2.0
Net Income Attributable to D&B	$ 252.1	$ 319.4	$ 310.6	$ 298.1	$ 240.7
Cash Dividends Paid per Common Share	$ 1.40	$ 1.36	$ 1.20	$ 1.00	$ —
Cash Dividends Declared per Common Share	$ 1.40	$ 1.36	$ 0.90	$ 1.30	$ —
Balance Sheet:					
Total Assets	$1,905.5	$1,749.4	$1,586.0	$1,658.8	$1,360.1
Long-Term Debt	$ 972.0	$ 961.8	$ 904.3	$ 724.8	$ 458.9
Total D&B Shareholders' Equity (Deficit)	$ (654.4)	$ (745.7)	$ (856.7)	$ (440.1)	$ (399.1)
Noncontrolling Interest	$ 8.8	$ 11.7	$ 6.1	$ 3.6	$ —
Total Equity (Deficit)	$ (645.6)	$ (734.0)	$ (850.6)	$ (436.5)	$ (399.1)

(1) Non-core gain and (charges) [(a)] included in Operating Income:

	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
Restructuring Charges	$(14.8)	$(23.1)	$(31.4)	$(25.1)	$(25.5)
Impaired Intangible Assets	$(20.4)	$ (3.0)	$ —	$ —	$ —
Strategic Technology Investment	$(36.5)	$ —	$ —	$ —	$ —
Settlement of International Payroll Tax Matter Related to a Divested Entity	$ —	$ —	$ —	$ (0.8)	$ —

(a) See Item 7. included in this Annual Report on Form 10-K for definition of non-core gains and (charges).

(2) Non-core gains and (charges) [(a)] included in Non-Operating Income (Expense)—Net:

	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
Effect of Legacy Tax Matters	$ (0.4)	$ 1.0	$ 1.2	$ 1.6	$—
Strategic Technology Investment	$ 0.3	$—	$—	$ —	$—
Gain on Disposal of North American Self Awareness Solutions business	$23.1	$—	$—	$ —	$—
One-Time Gain on Hedge of Purchase Price of Australian Acquisition	$ 3.4	$—	$—	$ —	$—
Gain Associated with Huaxia/D&B China Joint Venture	$ —	$—	$—	$ 5.8	$—
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$ —	$—	$ 0.6	$ —	$—
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ —	$—	$—	$13.2	$—
Net Gain (Loss) on the Sale of Other Investments	$ —	$—	$—	$ 0.9	$—
Tax Reserve true-up for the Settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	$ —	$—	$(7.7)	$ —	$—
Settlement of Legacy Tax Matter Arbitration	$ —	$ 4.1	$ 8.1	$ —	$—
Gain on Disposal of Italian Domestic Business	$ —	$ 6.5	$—	$ —	$—

(a) See Item 7. included in this Annual Report on Form 10-K for definition of non-core gains and (charges).

(3) Non-core gains and (charges) [(a)] included in Provision for Income Taxes:

	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
Restructuring Charges	$ 5.2	$ 8.4	$11.2	$ 9.4	$ 8.6
Impaired Intangible Assets	$ 7.6	$ 1.2	$—	$—	$—
Strategic Techology Investment	$ 8.3	$—	$—	$—	$—
Gain on Disposal of North American Self Awareness Solutions business	$ (9.0)	$—	$—	$—	$—
One-Time Gain on Hedge of Purchase Price of Australian Acquisition	$ (1.3)	$—	$—	$—	$—
Reduction of a Deferred Tax Asset Resulting from the Healthcare Act of 2010	$(13.0)	$—	$—	$—	$—
Refund Claim on Legacy Tax Matters	$ 13.8	$—	$—	$—	$—
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$ —	$—	$ (0.1)	$—	$—
Effect of Legacy Tax Matters	$ (0.5)	$ (1.0)	$ (1.2)	$ (1.6)	$—
Gain Associated with Huaxia/D&B China Joint Venture	$ —	$—	$—	$ (2.9)	$—
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ —	$—	$—	$ (8.3)	$—
Settlement of International Payroll Tax Matter Related to a Divested Entity	$ —	$—	$—	$ 0.2	$—
Settlement of Legacy Tax Matter Arbitration	$ —	$ (3.1)	$ (3.1)	$—	$—
Benefits Derived From Worldwide Legal Entity Simplification	$ —	$36.2	$—	$—	$—
Gain on Disposal of Italian Domestic Business	$ —	$ 3.5	$—	$—	$—
Net Gain (Loss) on the Sale of Other Investments	$ —	$—	$—	$ (0.3)	$—
Tax Reserve true-up for the Settlement of 1997-2002 tax years, primarily related to the "Amortization and Royalty Expense Deductions/Royalty Income 1997-2007" transaction	$ —	$—	$—	$31.2	$—
Tax Reserve true-up for the Settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	$ —	$—	$15.4	$—	$—
Favorable Resolution of Global Tax Audits including the Liquidation of Dormant International Corporations and/or Divested Entities	$ —	$—	$22.7	$—	$—
Interest on IRS Deposit	$ —	$—	$ 1.3	$—	$—
Impact of Revaluing the Net Deferred Tax Assets in the UK as a Result of a UK Tax Law Change, Enacted in Q3 2007, Which Reduces the General UK Tax Rate From 30% to 28%	$ —	$—	$—	$ (2.5)	$—
Charge/Increase in Tax Legacy Reserve for "Royalty Expense Deductions 1993-1997"	$ —	$—	$—	$—	$(0.8)

(a) See Item 7. included in this Annual Report on Form 10-K for definition of non-core gains and (charges).

(4) On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We have reflected the results of this business as discontinued operations in the consolidated statements of earnings for all periods presented as set forth in this Annual Report on Form 10-K. We have recorded the resulting gain of $0.4 million (both pre-tax and after-tax) from the sale in the first quarter of 2008 in the consolidated statement of operations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

How We Manage Our Business

For internal management purposes, we refer to "core revenue," which we calculate as total operating revenue less the revenue of divested businesses. Core revenue is used to manage and evaluate the performance of our segments and to allocate resources because this measure provides an indication of the underlying changes in revenue in a single performance measure. Core revenue does not include reported revenue of divested businesses since they are not included in future revenue.

On July 30, 2010, we completed the sale of substantially all of the assets and liabilities of our North American Self Awareness Solution business. This business has been classified as a "Divested Business." This divested business contributed 2%, 5% and 6% of our North America total revenue for the years ended December 31, 2010, 2009 and 2008, respectively. See Note 14 and Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail.

On May 29, 2009, we completed the sale of substantially all the assets and liabilities of the domestic portion of our Italian operations. This business has been classified as a "Divested Business." This divested business contributed 6% and 13% of our International total revenue for the years ended December 31, 2009 and 2008, respectively. See Note 14 and Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail.

We also isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both with and without the effects of foreign exchange. The change in our operating performance attributable to foreign currency rates is determined by converting both our prior and current periods by a constant rate. As a result, we monitor our core revenue growth both after and before the effects of foreign exchange. Core revenue growth excluding the effects of foreign exchange is referred to as "core revenue growth before the effects of foreign exchange."

From time-to-time we have analyzed and we may continue to further analyze core revenue growth before the effects of foreign exchange among two components, "organic core revenue growth" and "core revenue growth from acquisitions." We analyze "organic core revenue growth" and "core revenue growth from acquisitions" because management believes this information provides an important insight into the underlying health of our business. Core revenue includes the revenue from acquired businesses from the date of acquisition.

We evaluate the performance of our business segments based on segment revenue growth before the effects of foreign exchange, and segment operating income growth before certain types of gains and charges that we consider do not reflect our underlying business performance. Specifically, for management reporting purposes, we evaluate business segment performance "before non-core gains and charges" because such charges are not a component of our ongoing income or expenses and/or may have a disproportionate positive or negative impact on the results of our ongoing underlying business operations. A recurring component of non-core gains and charges are our restructuring charges, which result from a foundational element of our growth strategy that we refer to as Financial Flexibility. Through Financial Flexibility, management identifies opportunities to improve the performance of the business in terms of reallocating our spending from low-growth or low-value activities to activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. Management is committed through this process to examining our spending, and optimizing between variable and fixed costs to ensure flexibility in changes to our operating expense base as we make strategic choices. This enables us to continually and systematically identify improvement opportunities in terms of quality, cost and customer experience. Such charges are variable from period-to-period based upon actions identified and taken during each period. Management reviews operating results before such non-core gains and charges on a monthly basis and establishes internal budgets and forecasts based upon such measures. Management further establishes annual and long-term compensation such as salaries, target cash bonuses and target equity compensation amounts based on performance before non-core gains and charges and a significant percentage weight is placed upon performance before non-core gains and charges in determining whether performance objectives have been achieved. Management believes that by eliminating non-core gains and charges from such financial measures, and by being overt to shareholders about the results of our operations excluding such charges, business leaders are provided incentives to recommend and execute actions that are in the best long-term interests of our shareholders, rather than being influenced by the potential impact a charge in a particular period could have on their compensation. Additionally, transition costs (period costs such as consulting fees, costs of temporary employees, relocation costs and stay bonuses incurred to implement the Financial Flexibility component of our strategy) are reported as "Corporate and Other" expenses and are not allocated to our business segments. See Note 14 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for financial information regarding our segments.

Similarly, when we evaluate the performance of our business as a whole, we focus on results (such as operating income, operating income growth, operating margin, net income, tax rate and diluted earnings per share) before non-core gains and charges because such non-core gains and charges are not a component of our ongoing income or expenses and/or may have a disproportionate positive or negative impact on the results of our ongoing underlying business operations and may drive behavior that does not ultimately maximize shareholder value. It may be concluded from our presentation of non-core gains and charges that the items that result in non-core gains and charges may occur in the future.

We monitor free cash flow as a measure of our business. We define free cash flow as net cash provided by operating activities minus capital expenditures and additions to computer software and other intangibles. Free cash flow measures our available cash flow for potential debt repayment, acquisitions, stock repurchases, dividend payments and additions to cash, cash equivalents and short-term investments. We believe free cash flow to be relevant and useful to our investors as this measure is used by our management in evaluating the funding available after supporting our ongoing business operations and our portfolio of product investments.

Free cash flow should not be considered as a substitute measure for, or superior to, net cash flows provided by operating activities, investing activities or financing activities. Therefore, we believe it is important to view free cash flow as a complement to our consolidated statements of cash flows.

In addition, we evaluate our North America Risk Management Solutions based on two metrics: (1) "subscription," and "non-subscription," and (2) "DNBi®" and "non-DNBi." We define "subscription" as contracts that allow customers' unlimited use. In these instances, we recognize revenue ratably over the term of the contract, which is generally one year and "non-subscription" as all other revenue streams. We define "DNBi" as our interactive, customizable online application that offers our customers real time access to our most complete and up-to-date global DUNSRight information, comprehensive monitoring and portfolio analysis and "non-DNBi" as all other revenue streams. Management believes these measures provide further insight into our performance and growth of our North America Risk Management Solutions revenue.

The adjustments discussed herein to our results as determined under generally accepted accounting principles in the United States of America ("GAAP") are among the primary indicators management uses as a basis for our planning and forecasting of future periods, to allocate resources, to evaluate business performance and, as noted above, for compensation purposes. However, these financial measures (e.g., results before non-core gains and charges and free cash flow) are not prepared in accordance with GAAP, and should not be considered in isolation or as a substitute for total revenue, operating income, operating income growth, operating margin, net income, tax rate, diluted earnings per share, or net cash provided by operating activities, investing activities and financing activities prepared in accordance with GAAP. In addition, it should be noted that because not all companies calculate these financial measures similarly, or at all, the presentation of these financial measures is not likely to be comparable to measures of other companies.

See "Results of Operations" below for a discussion of our results reported on a GAAP basis.

Overview

Through December 31, 2010, we managed and reported our business globally through two segments:

- North America (which consisted of our operations in the United States ("U.S.") and Canada); and
- International (which consisted of our operations in Europe, Asia Pacific and Latin America).

The financial statements of our subsidiaries outside of North America reflect a fiscal year ended November 30 to facilitate the timely reporting of our consolidated financial results and financial position.

However, as a result of our recent acquisition of Dun & Bradstreet Australia Holdings Limited ("D&B Australia"), we began reporting our business as of January 1, 2011 through three segments:

- North America (which consists of our operations in the U.S. and Canada);
- Asia Pacific (which primarily consists of our operations in Australia, Japan and China); and
- Europe and other international markets (which primarily consists of our operations in the United Kingdom ("UK"), the Netherlands, Belgium and Latin America).

We will report financial results in this new segment structure beginning with the results for the first quarter of 2011 will and conform historical amounts to reflect the new segment structure.

The following table presents the contribution by segment to total revenue and core revenue:

	For the Years Ended December 31,		
	2010	2009	2008
Total Revenue:			
North America	75%	78%	79%
International	25%	22%	21%
Core Revenue:			
North America	75%	78%	80%
International	25%	22%	20%

The following table presents the contribution by customer solution set to total revenue and core revenue:

	For the Years Ended December 31,		
	2010	2009	2008
Total Revenue by Customer Solution Set(1):			
Risk Management Solutions	62%	60%	57%
Sales & Marketing Solutions	29%	28%	28%
Internet Solutions	7%	7%	8%
Core Revenue by Customer Solution Set:			
Risk Management Solutions	63%	63%	62%
Sales & Marketing Solutions	30%	30%	30%
Internet Solutions	7%	7%	8%

(1) Our divested businesses contributed 2%, 5% and 7% of our total revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

These customer solution sets are discussed in greater detail in Item 1. "Business" of this Annual Report on Form 10-K.

Within our Risk Management Solutions, we monitor the performance of our "Traditional" products, our "Value-Added" products and our "Supply Management" products. Within our Sales & Marketing Solutions, we monitor the performance of our "Traditional" products and our "Value-Added" products.

Risk Management Solutions

Our Traditional Risk Management Solutions include our DNBi based business offering and also consist of reports from our database used primarily for making decisions about new credit applications. Our Traditional Risk Management Solutions constituted the following percentages of total Risk Management Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2010	2009	2008
Risk Management Solutions Revenue	74%	73%	72%
Total Revenue	46%	44%	41%
Core Revenue	46%	46%	45%

Our Value-Added Risk Management Solutions generally support automated decision-making and portfolio management through the use of scoring and integrated software solutions. Our Value-Added Risk Management Solutions constituted the following percentages of total Risk Management Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2010	2009	2008
Risk Management Solutions Revenue	20%	21%	22%
Total Revenue	12%	12%	13%
Core Revenue	13%	13%	14%

Our Supply Management Solutions can help companies better understand the financial risk of their supply chain. Our Supply Management Solutions constituted the following percentages of total Risk Management Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2010	2009	2008
Risk Management Solutions Revenue	6%	6%	6%
Total Revenue	4%	4%	3%
Core Revenue	4%	4%	3%

Sales & Marketing Solutions

Our Traditional Sales & Marketing Solutions generally consist of marketing lists, labels and customized data files used by our customers in their direct mail and marketing activities. Our Traditional Sales & Marketing Solutions constituted the following percentages of total Sales & Marketing Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2010	2009	2008
Sales & Marketing Solutions Revenue	38%	40%	40%
Total Revenue	11%	11%	11%
Core Revenue	12%	12%	12%

Our Value-Added Sales & Marketing Solutions generally include decision-making and customer information management solutions. Our Value-Added Sales & Marketing Solutions constituted the following percentages of total Sales & Marketing Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2010	2009	2008
Sales & Marketing Solutions Revenue	62%	60%	60%
Total Revenue	18%	17%	17%
Core Revenue	18%	18%	18%

Our Critical Accounting Policies and Estimates

In preparing our consolidated financial statements and accounting for the underlying transactions and balances reflected therein, we have applied the significant accounting policies described in Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Of those policies, we consider the policies described below to be critical because they are both most important to the portrayal of our financial condition and results, and they require management's subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

If actual results in a given period ultimately differ from previous estimates, the actual results could have a material impact on such period.

We have discussed the selection and application of our critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure regarding critical accounting policies and estimates as well as the other sections in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Pension and Postretirement Benefit Obligations

Through June 30, 2007, we offered to substantially all of our U.S. based employees coverage under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account ("U.S. Qualified Plan"). The defined benefit plan covered active and retired employees including retired individuals from spin-off companies (see Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further discussion of spin-off companies). The benefits to be paid upon retirement are based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5% based on age and service. Amounts allocated under the plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and funded in accordance with the Internal Revenue Code. During 2010 in conjunction with a determination letter review, we updated certain portions of the plan's cash balance pay credit scale, along with the minimum interest crediting rate, retroactive to January 1, 1997, to ensure that the plan complies with the accrual rules in the Internal Revenue Code. We received a favorable determination letter for the plan in October 2010 in conjunction with these changes.

We also maintain supplemental and excess plans in the United States ("U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans are unfunded, pay-as-you-go plans. The U.S. Qualified Plan and the U.S. Non-Qualified Plans account for approximately 72% and 15% of our pension obligation, respectively, at December 31, 2010. Effective June 30, 2007, we amended the U.S. Qualified Plan and one of the U.S. Non-Qualified Plans, known as the U.S. Pension Benefit Equalization Plan (the "PBEP"). Any pension benefit that had been accrued through such date under the two plans was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan and the PBEP. Our employees in certain of our international operations are also provided with retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

We also provide various health care for retirees. U.S. based employees, hired before January 1, 2004, who retire with 10 years of vesting service after age 45, are eligible to receive benefits. Postretirement benefit costs and obligations are determined actuarially. During the first quarter of 2010, we eliminated company-paid life insurance benefits for retirees and modified our sharing of the Retiree Drug Subsidy with retirees that are projected to receive. Effective July 1, 2010, we elected to convert the current prescription drug program for retirees over 65 to a group-based company sponsored Medicare Part D program, or Employer Group Waiver Plan ("EGWP"). Under this change, beginning in 2013, we will use the Part D subsidies delivered through the EGWP each year to reduce net company retiree medical costs until net company costs are completely eliminated. At that time, the Part D subsidies will be shared with retirees going forward to reduce retiree contributions.

The key assumptions used in the measurement of the pension and postretirement obligations and net periodic pension and postretirement cost are:

- *Expected long-term rate of return on pension plan assets*—which is based on a target asset allocation as well as expected returns on asset categories of plan investments;
- *Discount rate*—which is used to measure the present value of pension plan obligations and postretirement health care obligations. The discount rates are derived using a yield curve approach which matches projected plan benefit payment streams with bond portfolios, reflecting actual liability duration unique to our plans;
- *Rates of compensation increase and cash balance accumulation/conversion rates*—which are based on an evaluation of internal plans and external market indicators; and
- *Health care cost trends*—which are based on historical cost data, the near-term outlook and an assessment of likely long-term trends.

We believe that the assumptions used are appropriate, though changes in these assumptions would affect our pension and other postretirement benefit costs. The factor with the most immediate impact on our consolidated financial statements is a change in the expected long-term rate of return on pension plan assets for the U.S. Qualified Plan. For 2011, we will continue to use an expected long-term rate of return of 8.25%. This assumption was 8.25% in each of the years 2010, 2009 and 2008. The 8.25% assumption represents our best estimate of the expected long-term future investment performance of the U.S. Qualified Plan, after considering expectations for future capital market returns and the plan's asset allocation. As of December 31, 2010 the U.S. Qualified Plan was 66% invested in publicly traded equity securities, 31% invested in debt securities and 3% invested in real estate investments. Every one-quarter-percentage-point increase or decrease in the long-term rate of return increases or reduces our annual operating income by approximately $3 million by increasing or reducing our net periodic pension income.

Changes in the discount rate, rate of compensation increase and cash balance accumulation/conversion rates also have an effect on our annual operating income. Based on the factors noted above, the discount rate is adjusted at each remeasurement date while other assumptions are reviewed annually. For our U.S. plans, every one-quarter-percentage-point increase or decrease in the discount rate reduces or increases our pension cost by approximately $0.2 million. The discount rate used to determine pension cost for our U.S. pension plans was 5.72%, 6.10% and 6.37% for 2010, 2009 and 2008, respectively. For 2011, we decreased the discount rate to 5.13% from 5.72% for all our U.S. pension plans.

Differences between the assumptions stated above and actual experience could affect our pension and other postretirement benefit costs. When actual plan experience differs from the assumptions used, actuarial gains or losses arise. These gains and losses are aggregated and amortized generally over the average future service periods or life expectancy of plan participants to the extent that such gains or losses exceed a "corridor". The purpose of the corridor is to reduce the volatility caused by the difference between actual experience and the pension-related assumptions noted above, on a plan-by-plan basis. For all of our pension plans, total actuarial losses that have not been recognized in our pension costs as of December 31, 2010 and 2009 were $902.7 million and $887.7 million, respectively, of which $703.8 million and $672.2 million, respectively, were attributable to the U.S. Qualified Plan, $105.2 million and $105.0 million, respectively, were attributable to the U.S. Non-Qualified Plans, and the remainder was attributable to the non-U.S. pension plans. See discussion in Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. We expect to recognize a portion of such losses in our 2011 net periodic pension cost of approximately $18 million, $7 million and $2 million, for the U.S. Qualified Plan, U.S. Non-Qualified Plans and non-U.S. plans, respectively, compared to $12.7 million, $6.3 million and $2.5 million, respectively, in 2010. The higher amortization of actuarial loss in 2011 for the U.S. Qualified plan, which will be included in our pension cost in 2011, is primarily due to a lower discount rate and higher unrecognized actuarial loss subject to amortization in 2011 for the U.S. Qualified Plan related to the investment loss from 2008.

Differences between the expected long-term rate of return assumption and actual experience could affect our net periodic pension cost. For our pension plans, we recorded net pension periodic cost of $5.8 million, $6.0 million and net pension periodic income of $3.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. A major component of the net pension periodic cost is the expected return on plan assets, which was $113.4 million, $115.2 million and $121.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. The expected return on plan assets was determined by multiplying the expected long-term rate of return assumption by the market-related value of plan assets. The market-related value of plan assets recognizes asset gains and losses over five years to reduce the effects of short-term market fluctuations on net periodic cost. For our pension plans we recorded: (i) for the year ended December 31, 2010, a total investment gain of $138.5 million which was comprised of a gain of $126.3 million in our U.S. Qualified Plan and a gain of $12.2 million in our non-U.S. plans; (ii) for the year ended December 31, 2009, a total investment gain of $191.5 million which was comprised of a gain of $162.4 million in our U.S. Qualified Plan and a gain of $29.1 million in our non-U.S. plans; and (iii) for the year ended December 31, 2008, a total investment loss of $392.2 million which was comprised of a loss of $348.1 million in our U.S. Qualified Plan and a loss of $44.1 million in our non-U.S. plans. At January 1, 2011, the market-related value of plan assets of our U.S. Qualified Plan and the non-U.S. plans was $1,230.6 million and $186.2 million, respectively, compared with the fair value of its plan assets of $1,099.6 million and $178.5 million, respectively.

Changes in the funded status of our pension plans could result in fluctuation in our shareholders' equity (deficit). We are required to recognize the funded status of our benefit plans as a liability or an asset, on a plan-by-plan basis with an offsetting adjustment to Accumulated Other Comprehensive Income ("AOCI"), in our shareholders' equity (deficit), net of tax. Accordingly, the amounts recognized in equity represent unrecognized gains/losses and prior service costs. These unrecognized gains/losses and prior service costs are amortized out of equity (deficit) based on an actuarial calculation each period. Gains/losses and prior service costs that arise during the year are recognized as a component of Other Comprehensive Income ("OCI") which is then reflected in AOCI. As a result, we recorded a net income of $8.6 million and a net loss of $10.4 million in OCI, net of applicable tax, in the years ended December 31, 2010 and 2009, respectively. The decrease of the loss in 2010 was primarily due to a tax adjustment recorded in 2010 associated with the enactment of Health Care and Education Reconciliation Act and an improvement in funded status at December 31, 2010, due to better plan experience and impact from assumption changes. Funded status for our global pension plans was a deficit of $431.2 million at December 31, 2010 compared to a deficit of $450.8 million at December 31, 2009, driven by better plan experience and positive impact from assumption changes in our International plan, partially offset by the deterioration of the funded status for our U.S. Qualified Plan due to less favorable actuarial experience in 2010. The funded status for our U.S. Qualified Plan was a deficit of $133.2 million at December 31, 2010 compared to a deficit of $121.5 million at December 31, 2009.

For information on pension and postretirement benefit plan contribution requirements, please see "Future Liquidity—Sources and Uses of Funds—Pension Plan and Postretirement Benefit Plan Contribution Requirements." See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for more information regarding costs of, and assumptions for, our pension and postretirement benefit obligations and costs.

Tax Reserves, Contingencies and Litigation

We establish reserves in connection with legal proceedings, claims and litigation when it is probable that a loss has been incurred and the amount of loss is reasonably estimable. Contingent liabilities are often resolved over long periods of time. Estimating probable losses requires analyses of multiple forecasts that often depend on judgments concerning potential actions by third parties and regulators. In connection with tax proceedings, we utilize a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This is an inherently subjective and complex process, and actual results may differ from our estimates by material amounts. See Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Revenue Recognition

Revenue is recognized when the following four conditions are met:

- Persuasive evidence of an arrangement exists;
- The contract fee is fixed and determinable;
- Delivery or performance has occurred; and
- Collectibility is reasonably assured.

If at the outset of an arrangement, we determine that collectibility is not reasonably assured, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement, we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes estimable, assuming all other revenue recognition criteria have been met.

Our Risk Management Solutions are generally sold under fixed price subscription contracts that allow customers unlimited access to risk information. Revenue on this type of contract is recognized ratably over the term of the contract, which is generally one year.

Risk information is also sold using monthly or annual contracts that allow customers to purchase our risk information up to the contract amount based on an agreed price list. Once the contract amount is fully used, additional risk information can be purchased at per-item prices which may be different than those in the original contract. Revenue on these contracts is recognized on a per-item basis as information is purchased and delivered to the customer. If customers do not use the full amount of their contract and forfeit the unused portion, we recognize the forfeited amount as revenue at contract expiration.

Where a data file of risk information is sold with periodic updates to that information, a portion of the revenue related to the updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis over the term of the contract.

Revenue related to services, such as monitoring, is recognized ratably over the period of performance.

Sales & Marketing Solutions that provide continuous access to our marketing information and business reference databases may include access or hosting fees which are sold on a subscription basis. Revenue is recognized ratably over the term of the contract, which is typically one year.

Where a data file of marketing information is sold, we recognize revenue upon delivery of the marketing data file to the customer. If the contract provides for periodic updates to that marketing data file, the portion of the revenue related to updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis, over the term of the contract.

Internet Solutions represent the results of our Hoover's business, including both the First Research division and the AllBusiness.com division. Hoover's and First Research provide subscription solutions that allow continuous access to our business information databases. Revenue is recognized ratably over the term of the contract, which is generally one year. Any additional solutions purchased are recognized upon delivery to the customer. AllBusiness.com provides online media and e-commerce products that provide advertisers the ability to target small business customers. Revenue is recognized as solutions are delivered to the customer over the contract period.

Sales of software that are considered to be more than incidental are recognized in revenue when a non-cancelable license agreement has been signed and the software has been shipped and installed, if required.

Revenue from consulting and training services is recognized as the services are performed.

We have certain solution offerings that are sold as multi-element arrangements. The multiple elements or deliverables may include access to our business information databases, information data files, updates, software and services. To account for each deliverable as a separate unit of accounting, they each must meet all of the following separation criteria:

- The delivered item(s) has value to the customer on a stand-alone basis;
- There is objective and reliable evidence of fair value of the undelivered item(s); and
- If the arrangement includes a general right of return relative to the undelivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company.

If the deliverable or a group of deliverables meets the separation criteria, the total arrangement consideration is allocated to each unit of accounting based on its relative fair value. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

We obtain vendor specific objective evidence ("VSOE") of the fair value of a deliverable by monitoring the price at which we sell the deliverable on a standalone basis. Where we are unable to use VSOE, we may use the price at which we or a third party sell a similar product to similarly situated customers on a standalone basis. If we do not have fair value for the delivered items, the contract fee is allocated to the undelivered items based on their fair values and the remaining residual amount, if any, is allocated to the delivered items.

After the arrangement consideration is allocated to each unit of accounting, we apply the appropriate revenue recognition method from those described above for each unit of accounting, assuming all other revenue recognition criteria are met. All deliverables that do not meet the separation criteria are combined with an undelivered unit of accounting. We generally recognize revenue for a combined unit of accounting based on the method most appropriate for the last delivered item.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales of our information solutions and generally relates to deferral of subscription revenue. Deferred revenue is included in current liabilities in the balance sheet and is subsequently recognized as revenue in accordance with our revenue recognition policies.

We record revenue on a net basis for those sales where we act as an agent or broker in the transaction.

Recently Issued Accounting Standards

See Note 2 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for disclosure of the impact that recently issued accounting standards may have on our audited consolidated financial statements.

Results of Operations

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. They should be read in conjunction with the consolidated financial statements and related footnotes set forth in Item 8. of this Annual Report on Form 10-K, which have been prepared in accordance with GAAP.

Consolidated Revenue

The following table presents our revenue by segment:

	For the Years Ended December 31,		
	2010	2009	2008
	(Amounts in millions)		
Revenue:			
North America	$1,229.5	$1,239.4	$1,282.5
International	414.2	355.4	314.4
Core Revenue	1,643.7	1,594.8	1,596.9
Divested Businesses	32.9	92.2	129.4
Total Revenue	$1,676.6	$1,687.0	$1,726.3

The following table presents our revenue by customer solution set:

	For the Years Ended December 31,		
	2010	2009	2008
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$1,036.7	$1,002.2	$ 988.7
Sales & Marketing Solutions	492.1	474.6	483.3
Internet Solutions	114.9	118.0	124.9
Core Revenue	1,643.7	1,594.8	1,596.9
Divested Businesses	32.9	92.2	129.4
Total Revenue	$1,676.6	$1,687.0	$1,726.3

Year ended December 31, 2010 vs. Year ended December 31, 2009

Total revenue decreased $10.4 million, or 1% (both before and after the effect of foreign exchange), for the year ended December 31, 2010 as compared to the year ended December 31, 2009. The decrease in total revenue was primarily driven by a decrease in North America total revenue of $47.3 million, or 4% (both before and after the effect of foreign exchange) partially offset by an increase in International total revenue of $36.9 million, or 10% (9% increase before the effect of foreign exchange). North America total revenue was negatively impacted by the divestiture of our North American Self Awareness Solutions business in the third quarter of 2010, which we reclassified as a divested business and accounted for $32.9 million and $70.3 million for the years ended December 31, 2010 and 2009, respectively. International total revenue was negatively impacted by our divestiture of the domestic portion of our Italian operations in the second quarter of 2009, which we reclassified as a divested business and accounted for $21.9 million for the year ended December 31, 2009. In addition, International total revenue was positively impacted by the acquisition of D&B Australia which we consolidated in the fourth quarter of 2010.

Core revenue, which reflects total revenue less revenue from a divested business, increased $48.9 million, or 3% (both before and after the effect of foreign exchange), for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The increase in core revenue is primarily attributed to:

- Increased revenue as a result of the following acquisitions: a) D&B Australia which we consolidated in the fourth quarter of 2010; b) substantially all of the assets of Bisnode's UK operations and a 100% equity interest in Bisnode's Irish operation ("ICC") which we consolidated in the third quarter of 2009; c) Quality Education Data ("QED") which we consolidated in the first quarter of 2009; and our majority owned joint venture with Roadway International Limited ("RoadWay") in China which we consolidated in the third quarter of 2009; all of which in the aggregate, contributed three points of the growth;
- Increased purchases by new and existing customers in certain of our International markets;

partially offset by:

- Lower purchases from our customers due to a weak economy and budgetary pressures.

Customer Solution Set

On a customer solution set basis, the $48.9 million increase in core revenue reflects:

- A $34.5 million, or 3% increase (both before and after the effect of foreign exchange), in Risk Management Solutions. The increase was driven by an increase in International of $42.3 million, or 16% (both before and after the effect of foreign exchange), partially offset by a decrease in North America of $7.8 million, or 1% (both before and after the effect of foreign exchange);
- A $17.5 million, or 4% increase (3% increase before the effect of foreign exchange), in Sales & Marketing Solutions. The increase was driven by an increase in International of $16.5 million, or 19% (16% increase before the effect of foreign exchange), and an increase in North America of $1.0 million, or less than 1% (both before and after the effect of foreign exchange); and
- A $3.1 million, or 3% decrease (both before and after the effect of foreign exchange), in Internet Solutions. The decrease was driven by a decrease in North America of $3.1 million, or 3% (both before and after the effect of foreign exchange).

Year ended December 31, 2009 vs. Year ended December 31, 2008

Total revenue decreased $39.3 million, or 2% (1% decrease before the effect of foreign exchange), for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The decrease in total revenue was primarily driven by a decrease in North America total revenue of $54.5 million, or 4% (both before and after the effect of foreign exchange) partially offset by an increase in International total revenue of $15.2 million, or 4% (14% increase before the effect of foreign exchange). North America total revenue was negatively impacted by the divested North American Self Awareness Solutions business in the third quarter of 2010, which we reclassified as a divested business and accounted for $70.3 million and $81.7 million for the years ended December 31, 2009 and 2008, respectively. International total revenue was negatively impacted by the divestiture of the domestic portion of our Italian operations in the second quarter of 2009, which had been reclassified as a divested business and accounted for $21.9 million and $47.7 million for the years ended December 31, 2009 and 2008, respectively.

Core revenue, which reflects total revenue less revenue from a divested business, decreased $2.1 million, or less than 1% (2% increase before the effect of foreign exchange), for the year ended December 31, 2009, as compared to the year ended December 31, 2008. The decrease in core revenue is primarily attributed to:

- Lower purchases from our customers due to a weak economy and budgetary pressures; and
- The negative impact of foreign exchange;

partially offset by:

- Increased revenue as a result of a) our majority owned joint ventures we entered into: i) Dun & Bradstreet Information Services India Private Limited ("D&B India") which we consolidated in the fourth quarter of 2008; ii) HC International, Inc. in China which we consolidated in the fourth quarter of 2008; and iii) RoadWay in China which we consolidated in the third quarter of 2009; b) the following acquisitions: i) ICC which we consolidated in the third quarter of 2009; and ii) QED which we consolidated in the first quarter of 2009, all of which in the aggregate, contributed three points of the growth;
- Growth in each of our subscription plans from existing customers, including the customers who previously purchased value-added solutions. These subscription plans provide our customers with unlimited use of our Risk Management reports and data; and
- Increased revenue from our Asia Pacific market, primarily from our majority owned Tokyo Shoko Research/D&B Japan Joint Venture.

Customer Solution Set

On a customer solution set basis, the $2.1 million decrease in core revenue reflects:

- A $13.5 million, or 1% increase (4% increase before the effect of foreign exchange), in Risk Management Solutions. The increase was driven by an increase in International of $17.8 million, or 7% (18% increase before the effect of foreign exchange), partially offset by a decrease in North America of $4.3 million, or 1% (less than 1% before the effect of foreign exchange);
- An $8.7 million, or 2% decrease (both before and after the effect of foreign exchange), in Sales & Marketing Solutions. The decrease was driven by a decrease in North America of $32.8 million, or 8% (both before and after the effect of foreign exchange), partially offset by an increase in International of $24.1 million, or 37% (42% increase before the effect of foreign exchange); and
- A $6.9 million, or 6% decrease (5% decrease before the effect of foreign exchange), in Internet Solutions. The decrease was driven by a decrease in North America of $6.0 million, or 5% (both before and after the effect of foreign exchange) and a decrease in International of $0.9 million, or 20% (3% decrease before the effect of foreign exchange).

Consolidated Operating Costs

The following table presents our consolidated operating costs and operating income:

	For the Years Ended December 31,		
	2010	2009	2008
	(Amounts in millions)		
Operating Expenses	$ 557.7	$ 500.3	$ 480.7
Selling and Administrative Expenses	626.9	641.0	686.0
Depreciation and Amortization	68.1	58.1	58.5
Restructuring Charge	14.8	23.1	31.4
Operating Costs	$1,267.5	$1,222.5	$1,256.6
Operating Income	$ 409.1	$ 464.5	$ 469.7

Operating Expenses

Year ended December 31, 2010 vs. Year ended December 31, 2009

Operating expenses increased by $57.4 million, or 12%, for the year ended December 31, 2010 as compared to December 31, 2009. The increase was primarily due to the following:

- Increased data acquisition costs and fulfillment costs primarily associated with the following acquisitions: a) D&B Australia which we consolidated in the fourth quarter of 2010; b) ICC which we consolidated in the third quarter of 2009; and our majority owned joint venture with RoadWay in China which we consolidated in the third quarter of 2009;
- Increased costs associated with our investments, including $30.3 million for our Strategic Technology Investment designed to strengthen our leading position in commercial data and improve our current technology platform to meet emerging needs of customers;
- Impairment of certain intangible assets related to our Purisma product;
- Increased compensation costs; and
- The negative impact of foreign exchange;

partially offset by:

- Lower expenses related to our divestiture of the domestic portion of our Italian operations and our North American Self Awareness Solution business; and
- Our ongoing reengineering efforts.

Year ended December 31, 2009 vs. Year ended December 31, 2008

Operating expenses increased by $19.6 million, or 4%, for the year ended December 31, 2009 as compared to December 31, 2008. The increase was primarily due to the following:

- Increased data acquisition costs and fulfillment costs primarily associated with a) our majority owned joint ventures in: i) D&B India which we consolidated in the fourth quarter of 2008; ii) HC International, Inc. in China which we consolidated in the fourth quarter of 2009; iii) RoadWay in China which we consolidated in the third quarter of 2009; and iv) Tokyo Shoko Research/D&B Japan Joint Venture which we consolidated in the fourth quarter of 2007; and b) our acquisition of ICC which we consolidated in the third quarter of 2009; and
- Increased costs associated with our investments;

partially offset by:

- The positive impact of foreign exchange; and
- Lower costs as a result of our ongoing reengineering efforts and decreased variable expenses (e.g., professional fees and travel related expenses).

Selling and Administrative Expenses

Year ended December 31, 2010 vs. Year ended December 31, 2009

Selling and administrative expenses decreased $14.1 million, or 2%, for the year ended December 31, 2010 as compared to December 31, 2009. The decrease was primarily due to the following:

- Lower expenses related to our divestiture of our North American Self Awareness Solution business and the domestic portion of our Italian operations; and
- Our ongoing reengineering efforts;

partially offset by:

- Increased selling expenses primarily associated with the following acquisitions: a) D&B Australia which we consolidated in the fourth quarter of 2010; b) ICC which we consolidated in the third quarter of 2009; and our majority owned joint venture with RoadWay in China which we consolidated in the third quarter of 2009;
- Increased costs due to our product investments, including $5.5 million for our Strategic Technology Investment designed to strengthen our leading position in commercial data and improve our current technology platform to meet emerging needs of customers;
- Impairment of certain intangible assets related to our QED acquisition completed in the first quarter of 2009; and
- The negative impact of foreign exchange.

Year ended December 31, 2009 vs. Year ended December 31, 2008

Selling and administrative expenses decreased $45.0 million, or 7%, for the year ended December 31, 2009 as compared to December 31, 2008. The decrease was primarily due to the following:

- Lower costs as a result of our ongoing reengineering efforts (e.g., our "Go-To-Market" approach for our North American sales organization) and decreased variable expenses (e.g., commissions and bonuses, professional fees, and travel related expenses); and
- The positive impact of foreign exchange;

partially offset by:

- Increased selling expenses primarily associated with a) our majority owned joint ventures in: i) D&B India which we consolidated in the fourth quarter of 2008; ii) HC International, Inc. in China which we consolidated in the fourth quarter of 2008; iii) RoadWay in China which we consolidated in the third quarter of 2009; and iv) Tokyo Shoko Research/D&B Japan Joint Venture which we consolidated in the fourth quarter of 2007; and b) the following acquisitions: i) ICC which we consolidated in the third quarter of 2009; and ii) QED which we consolidated in the first quarter 2009.

Matters Impacting Both Operating Expenses and Selling and Administrative Expenses

Pension, Postretirement and 401(k) Plan

For our pension plans globally, we had a net pension periodic cost of $5.8 million, $6.0 million and net pension periodic income of $3.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. The fluctuation in the pension cost/income was due to the following:

- The discount rates applied to the pension plans were major factors in driving the pension costs to fluctuate from year-to-year. The lower the discount rate, the higher the pension cost. The discount rate used to measure the pension costs for our U.S. plans for the years ended December 31, 2010, 2009 and 2008 was 5.72%, 6.10% and 6.37%, respectively.
- Actuarial loss amortization included in annual pension expense was also a major factor in driving the pension costs to fluctuate from year-to-year. Actuarial loss amortization was largely impacted by the discount rate, amortization period and plan experience. The lower the discount rate, the higher the loss amortization. Actuarial loss amortization included in annual pension expense for all global plans was $21.5 million, $22.5 million, and $16.2 million for the years ended December 31, 2010, 2009 and 2008, respectively, of which $19.0 million, $21.5 million and $14.1 million were attributable to our U.S. plans for the years ended December 31, 2010, 2009 and 2008, respectively. Lower actuarial loss amortization in the U.S. plans was primarily driven by a longer amortization period applied to the

U.S. Qualified Plan, substantially offset by the impact of lower discount rates applied to our plans at January 1, 2010 and higher actuarial losses subject to amortization. Starting in November 2009, the amortization period applied to the unrecognized actuarial gains or losses for our U.S. Qualified Plan has been changed from average future service years of active participants to average life expectancy of all plan participants. The change was the result of almost all the plan participants being deemed inactive.

- Pension income in 2008 was primarily due to the higher discount rate applied to our U.S. plans and the major International plans, as well as lower actuarial loss amortization included in 2008.

We expect that the net pension cost in 2011 will be approximately $10 million for all of our global pension plans, of which approximately $5 million will be attributable to each of the U.S. plans and non-U.S. plans. This compares to a net pension cost of $5.8 million in 2010, which included pension income of $0.4 million and pension cost of $6.2 million attributable to the U.S. plans and non-U.S. plans, respectively. For our U.S. plans, lower expected return from plan assets resulting from lower market-related value of plan assets will increase our 2011 net pension cost. Higher actuarial losses amortization will be substantially offset by lower interest cost, both driven by a lower discount rate. The discount rate applied to our U.S. plans at January 1, 2011, is 59 basis points lower than 2010. Lower pension cost in 2011 for our International plan is primarily due to a statutory change in the inflation assumption which results in lower interest cost and lower actuarial loss amortization.

We had postretirement benefit income of $7.0 million, $1.3 million and $4.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. Higher income in 2010 was primarily due to higher amortization of prior service credits. During the first quarter of 2010, the retiree company-paid life insurance benefits were eliminated. In addition, we will only share the minimum necessary amount of subsidy received from the government in any year to maintain actuarial equivalence for as long as possible. This plan change was approved in December 2009 and as a result we reduced our accumulated postretirement obligation by approximately $20 million at December 31, 2009, which will be amortized over approximately four years. Effective July 1, 2010, in connection with the Health Care and Education Reconciliation Act of 2010, we converted the current prescription drug program for retirees over 65 to a group-based company sponsored Medicare Part D program, or EGWP. Beginning in 2013, we will use the Part D subsidies delivered through the EGWP each year to reduce net company retiree medical costs until net company costs are completely eliminated. At that time, the Part D subsidies will be shared with retirees going forward to reduce retiree contributions. As a result, we reduced our accumulated postretirement obligation by $21 million in the third quarter of 2010, which will be amortized over approximately four years. Both plan changes were accounted for as plan amendments under ASC 715-60-35, "Compensation—Retirement Benefits."

Lower postretirement benefit income in 2009 was primarily due to full amortization of the prior service credit. This prior service credit was related to the 2003 plan amendment to limit our insurance premium contribution. Higher postretirement benefit income in 2008 was primarily due to higher amortization of actuarial gain, which was driven by positive plan experience and changes in assumptions.

We expect postretirement benefit income will be approximately $11 million in 2011. The increase in income from 2010 to 2011 is primarily due to higher amortization of prior service credits as explained above.

We had expense associated with our 401(k) Plan of $9.7 million, $6.9 million and $19.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. The increase in expense in 2010 was due to an incremental discretionary company contribution of $4.5 million resulting from company performance. In addition, we amended our employer matching provision in the 401(k) Plan, effective in April 2010, to increase the employer maximum match from 50% of three percent (3%) to 50% of seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations. The decrease in expense in 2009 was due to the amendment of our employer matching provision in the 401(k) Plan effective in February, 2009, to decrease our match formula from 100% to 50% of a team member's contributions and to decrease the maximum match from seven percent (7%) to three percent (3%) of such team member's eligible compensation, subject to certain 401(k) Plan limitations.

We consider net pension cost and postretirement benefit income to be part of our compensation costs, and, therefore, they are included in operating expenses and in selling and administrative expenses, based upon the classifications of the underlying compensation costs. See the discussion of "Our Critical Accounting Policies and Estimates—Pension and Postretirement Benefit Obligations," above, and Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Stock-Based Compensation

For the years ended December 31, 2010, 2009 and 2008, we recognized total stock-based compensation expense (e.g., stock options, restricted stock, etc.) of $18.3 million, $22.3 million and $27.6 million, respectively.

For the years ended December 31, 2010, 2009 and 2008, we recognized expense associated with our stock option programs of $6.5 million, $9.5 million and $11.0 million, respectively. The decrease for the year ended December 31, 2010 as compared to December 31, 2009, was primarily due to higher forfeitures, partially offset by the accelerated expensing of an award issued to a retiree eligible senior executive. The decrease for the year ended December 31, 2009 as compared to 2008, was primarily due to a decrease in the overall number of employees eligible for stock options.

For the years ended December 31, 2010, 2009 and 2008, we recognized expense associated with our restricted stock, restricted stock units and restricted stock opportunity programs of $11.0 million, $11.9 million and $15.6 million, respectively. The decrease for the year ended December 31, 2010 as compared to December 31, 2009, was primarily due to higher forfeitures associated with terminated employees as well as fewer awards being issued in 2010 as compared to the same period in 2009, partially offset by the accelerated expensing of an award issued to a retiree eligible senior executive. The decrease for the year ended December 31, 2009 as compared to December 31, 2008, was primarily driven by performance-based awards being below target, resulting in lower expense.

For the years ended December 31, 2010, 2009 and 2008, we recognized expense associated with our Employee Stock Purchase Plan ("ESPP") of $0.8 million, $0.9 million and $1.0 million, respectively.

We consider these costs to be part of our compensation costs and, therefore, they are included in operating expenses and in selling and administrative expenses, based upon the classifications of the underlying compensation costs.

Depreciation and Amortization

Year ended December 31, 2010 vs. Year ended December 31, 2009

Depreciation and amortization increased $10.0 million, or 17%, for the year ended December 31, 2010 as compared to December 31, 2009. The increase for the year ended December 31, 2010 was primarily driven by an increase in amortization of acquired intangible assets resulting from our acquisitions and our majority owned joint ventures, increased capital costs for revenue generating investments to enhance our strategic capabilities and our Strategic Technology Investment. This increase was partially offset by a reassessment in 2009 of the useful lives of our computer software (discussed in further detail below).

Year ended December 31, 2009 vs. Year ended December 31, 2008

Depreciation and amortization decreased $0.4 million, or 1%, for the year ended December 31, 2009 as compared to December 31, 2008. The decrease for the year ended December 31, 2009 was primarily driven by a reassessment of the useful lives of our computer software. We review the estimated remaining useful lives of our computer software and may extend the useful life when events and circumstances indicate the computer software can operate beyond its original or current useful life. Prior to the second quarter of 2009, the useful life of computer software assets was typically three to five years. We now expect the useful life of our back-end and back-office software to be in the range of five to eight years, and we have extended the useful lives accordingly. This reassessment included a review of the major components of our strategy and consideration of the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets. The impact of this change was effective in the second quarter of 2009, and the impact for the year ended December 31, 2009 was a reduction in software amortization expense by approximately $7 million after-tax ($0.14 per diluted share). The decrease was partially offset by an increase in amortization of acquired intangible assets resulting from our acquisitions and our majority owned joint ventures and increased capital costs for revenue generating investments to enhance our strategic capabilities.

Restructuring Charge

Financial Flexibility is an ongoing process by which we seek to reallocate our spending from low-growth or low-value activities to other activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. With most initiatives, we have incurred restructuring charges (which generally consist of employee severance and termination costs, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income). These charges are incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions. We have also incurred transition costs such as consulting fees, costs of temporary workers, relocation costs and stay bonuses to implement our Financial Flexibility initiatives.

Restructuring charges have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

During the year ended December 31, 2010, we recorded a $14.8 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $11.7 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 325 employees were impacted. Of these 325 employees, approximately 315 employees have exited the Company and approximately 10 employees will exit the Company in 2011. The cash payments for these employees will be substantially completed by the second quarter of 2011; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $3.1 million.

During the year ended December 31, 2009, we recorded a $23.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $12.7 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 535 employees were impacted; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $10.4 million.

During the year ended December 31, 2008, we recorded a $31.4 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $27.5 million in accordance with the provisions of ASC 712-10 were recorded. In total, approximately 500 employees were impacted; and
- Severance and termination costs of $3.0 million in accordance with the provisions of ASC 420-10 were recorded. In total, approximately 40 employees were impacted.

Interest Income (Expense)—Net

The following table presents our "Interest Income (Expense)—Net":

	For the Years Ended December 31,		
	2010	2009	2008
	(Amounts in millions)		
Interest Income	$ 2.1	$ 3.0	$ 11.5
Interest Expense	(46.0)	(45.7)	(47.4)
Interest Income (Expense)—Net	$(43.9)	$(42.7)	$(35.9)

Interest income decreased $0.9 million, or 30%, for the year ended December 31, 2010 as compared to December 31, 2009, primarily attributable to lower interest rates. Interest income decreased $8.5 million, or 74%, for the year ended December 31, 2009 as compared to December 31, 2008, primarily attributable to lower interest rates, as well as lower amounts of invested cash.

Interest expense increased by $0.3 million, or 1%, for the year ended December 31, 2010 as compared to December 31, 2009, primarily attributable to higher amounts of average debt outstanding partially offset by lower interest rates. Interest expense decreased by $1.7 million, or 4%, for the year ended December 31, 2009 as compared to December 31, 2008, primarily attributable to lower interest rates partially offset by higher amounts of average debt outstanding.

Other Income (Expense)—Net

The following table presents the components of "Other Income (Expense)—Net":

	For the Years Ended December 31,		
	2010	2009	2008
	(Amounts in millions)		
Effect of Legacy Tax Matters(a)	$(0.4)	$ 1.0	$ 1.2
Gain on Disposal of North American Self Awareness Solutions Business(b)	23.1	—	—
One-Time Gain on Hedge of Purchase Price on the Australia Acquisition(c)	3.4	—	—
Gain on Disposal of Italian Domestic Business(d)	—	6.5	—
Settlement of Legacy Tax Matter Arbitration(e)	—	4.1	8.1
Legacy Tax Matter Related to the Settlement of 2003 Tax Year(f)	—	—	(7.7)
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd. Joint Venture(g)	—	—	0.6
Miscellaneous Other Income (Expense)—Net(h)	(3.4)	(0.9)	2.9
Other Income (Expense)—Net	$22.7	$10.7	$ 5.1

(a) Effect of Legacy Tax Matters decreased for the year ended December 31, 2010, compared to the year ended December 31, 2009, primarily due to an agreement to pay Moody's Corporation $2.5 million as it relates to the Tax Allocation Agreement, which we paid in February 2011. See Note 15 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(b) During the year ended December 31, 2010, we recognized a gain from the divestiture of our North American Self Awareness Solution business. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(c) During the year ended December 31, 2010, we recognized a gain resulting from a hedge on the purchase price of D&B Australia during the third quarter of 2010. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(d) During the year ended December 31, 2009, we recognized a gain as a result of the divestiture of the domestic portion of our Italian operations. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(e) During the years ended December 31, 2009 and 2008, we recognized gains on the receipt of awards related to Legacy Tax Matters.

(f) During the year ended December 31, 2008, we recognized the reduction of a contractual receipt under the Tax Allocation Agreement between Moody's Corporation and D&B as it relates to the expiration of the statute of limitations.

(g) During the year ended December 31, 2008, we entered into an agreement with HC International Inc. and established two joint venture companies including Beijing D&B HuiCong Market Research Co., Ltd. and Beijing HuiCong Market Research Co. Ltd., in which D&B has a 60% and 30% ownership interest, respectively. We recognized a gain of $0.6 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(h) Miscellaneous Other Income (Expense)—Net decreased for the year ended December 31, 2010, compared to the year ended December 31, 2009, primarily due to the premium payment of $3.7 million made for the redemption of the $300 million senior notes with a maturity date of March 15, 2011 (the "2011 notes"). See Note 6 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Miscellaneous Other Income (Expense)—Net decreased for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to the negative impact of foreign exchange.

Provision for Income Taxes

Effective Tax Rate for the Year Ended December 31, 2008	**29.2%**
Impact of Benefits Derived From Worldwide Legal Entity Simplification	(7.0)%
Impact of Settlement of Global Tax Audits	3.2%
Other	0.5%
Effective Tax Rate for the Year Ended December 31, 2009	**25.9%**
Impact From Worldwide Legal Entity Simplification	9.5%
Impact of Legacy Tax Matters	(4.0)%
Reduction of a Deferred Tax Asset Resulting from the Healthcare Act of 2010	3.7%
Other	0.4%
Effective Tax Rate for the Year Ended December 31, 2010	**35.5%**

Discontinued Operations

On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We have reflected the results of this business as discontinued operations in the consolidated statements of earnings for all periods presented as set forth in this Annual Report on Form 10-K. We have recorded the resulting gain of $0.4 million (both pre-tax and after-tax) from the sale in the first quarter of 2008 in the consolidated statement of operations.

Earnings Per Share

In accordance with authoritative guidance in ASC 260-10, we are required to assess if any of our share-based payment transactions are deemed participating securities prior to vesting and therefore need to be included in the earnings allocation when computing EPS under the two-class method. The two-class method requires earnings to be allocated between common shareholders and holders of participating securities. All outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered to be a separate class of common stock and should be included in the calculation of basic and diluted EPS. Based on a review of our stock-based awards, we have determined that only our restricted stock awards are deemed participating securities. We adopted the authoritative guidance regarding share-based payments effective January 1, 2009. The impact of the adoption resulted in a four-cent and two-cent decrease to our basic and diluted EPS for the year ended December 31, 2008. The weighted average restricted shares outstanding was 196,175 shares, 361,900 shares and 394,591 shares for the years ended December 31, 2010, 2009 and 2008, respectively.

The following table sets forth our EPS:

	For Years Ended December 31,		
	2010	**2009**	**2008**
Basic Earnings Per Share of Common Stock:			
Income from Continuing Operations Attributable to D&B Common Shareholders	$5.03	$6.06	$5.65
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	—	0.02
Basic Earnings Per Share of Common Stock Attributable to D&B Common Shareholders	$5.03	$6.06	$5.67
Diluted Earnings Per Share of Common Stock:			
Income from Continuing Operations Attributable to D&B Common Shareholders	$4.98	$5.99	$5.56
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	—	0.02
Diluted Earnings Per Share of Common Stock Attributable to D&B Common Shareholders	$4.98	$5.99	$5.58

For the year ended December 31, 2010, both basic EPS attributable to D&B common shareholders and diluted EPS attributable to D&B common shareholders decreased 17%, compared with the year ended December 31, 2009, primarily due to a 21% decrease in Net Income Attributable to D&B, partially offset by a 5% reduction in the weighted average number of basic and diluted shares outstanding resulting from our total share repurchases.

For the year ended December 31, 2009, both basic EPS attributable to D&B common shareholders and diluted EPS attributable to D&B common shareholders increased 7% compared with the year ended December 31, 2008, primarily due to a 3% increase in Net Income Attributable to D&B and a 4% reduction in the weighted average number of basic shares outstanding resulting from our total share repurchases.

Segment Results

Our results are reported under the following two segments: North America and International. The segments reported below are our segments for which separate financial information is available and upon which operating results are evaluated on a timely basis to assess performance and to allocate resources.

North America

North America is our largest segment representing 75%, 78% and 79% of our total revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

On July 30, 2010, we completed the sale of substantially all of the assets and liabilities of our North American Self Awareness Solution business. This business has been classified as a "Divested Business." See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail. This divested business contributed 2%, 5% and 6% of our North America total revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

North America represented 75%, 78% and 80% of our core revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

The following table presents our North America revenue by customer solution set and North America operating income for the years ended December 31, 2010, 2009 and 2008.

Additionally, this table reconciles the non-GAAP measure of core revenue to the GAAP measure of total revenue by customer solution set.

	For the Years Ended December 31,		
	2010	2009	2008
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$ 731.5	$ 739.3	$ 743.6
Sales & Marketing Solutions	386.5	385.5	418.3
Internet Solutions	111.5	114.6	120.6
North America Core Revenue	1,229.5	1,239.4	1,282.5
Divested Business	32.9	70.3	81.7
North America Total Revenue	$1,262.4	$1,309.7	$1,364.2
Operating Income	$ 452.2	$ 482.5	$ 513.3

Year ended December 31, 2010 vs. Year ended December 31, 2009

North America Overview

North America total revenue decreased $47.3 million, or 4% (both before and after the effect of foreign exchange), for the year ended December 31, 2010 as compared to the year ended December 31, 2009. North America total revenue was negatively impacted by the divestiture of our North American Self Awareness Solution business in the third quarter of 2010, which we reclassified as a divested business and accounted for $32.9 million and $70.3 million in revenue for the years ended December 31, 2010 and 2009, respectively. Excluding the impact of the divestiture, core revenue decreased $9.9 million, or 1% (both before and after the effect of foreign exchange).

North America Customer Solution Sets

On a customer solution set basis, the $9.9 million decrease in core revenue for the year ended December 31, 2010, as compared to the year ended December 31, 2009, reflects:

Risk Management Solutions

- A decrease in Risk Management Solutions of $7.8 million, or 1% (both before and after the effect of foreign exchange).

For the year ended December 31, 2010, Traditional Risk Management Solutions, which accounted for 68% of total North America Risk Management Solutions, decreased 2% (3% decrease before the effect of foreign exchange). The decrease was primarily due to:

- Lower volumes of credit origination resulting in lower transactional volumes as well as a lower demand in earlier periods for our ratable subscription products;

partially offset by:

- Year-over-year growth in our subscription plans for DNBi throughout 2010 due to continued high retention and increased dollar spend per customer resulting from an increased emphasis on our value proposition; and higher purchases from our existing customers as they converted from our legacy products to subscription plans for DNBi, including the customers who previously purchased value-added solutions. These subscription plans provide our customers with unlimited use of our Risk Management reports and data.

We continue to see single digit price increases when existing customers renew these subscription plans and double digit price increases when customers convert to DNBi. However, with more than half of our Risk Management Solutions revenue derived from DNBi, we have a far smaller base available for conversion in the future.

For the year ended December 31, 2010, Value-Added Risk Management Solutions, which accounted for 23% of total North America Risk Management Solutions, remained flat compared to prior year. This was primarily due to:

- The impact of lower volumes of credit origination due to the macroeconomic environment has translated into lower transactional volumes as well as a lower demand in earlier periods for our ratable subscription products (as noted above); and
- A shift in product mix to our DNBi subscriptions plans from our Value-Added Risk Management Solutions to our Traditional Risk Management Solutions (as noted above);

offset by:

- Higher purchases from existing customers of modules enabled by our DNBi platform which are included in our Value-Added Risk Management Solutions; and
- Increased sales to existing customers of Value-Added credit decisioning solutions.

For the year ended December 31, 2010, Supply Management Solutions, which accounted for 9% of total North America Risk Management Solutions, increased 8% (7% increase before the effect of foreign exchange), on a small base.

Sales & Marketing Solutions

- An increase in Sales & Marketing Solutions of $1.0 million, or less than 1% (both before and after the effect of foreign exchange).

For the year ended December 31, 2010, Traditional Sales & Marketing Solutions, which accounted for 33% of total North America Sales & Marketing Solutions, decreased 11% (both before and after the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases from our customers due to a weak economy and budgetary pressures. These budgetary pressures have caused our customers to further focus their marketing efforts and, in some cases, shift from direct mail activities to digital marketing to reduce costs;

partially offset by:

- Increased revenue to existing customers in our education marketing solutions business; and
- Increased revenue associated with our acquisition of QED completed in the first quarter of 2009, which contributed one point of the growth.

For the year ended December 31, 2010, Value-Added Sales & Marketing Solutions, which accounted for 67% of total North America Sales & Marketing Solutions, increased 7% (both before and after the effect of foreign exchange). The increase was primarily due to:

- Increased cross-selling of our Sales & Marketing Solutions value-added solutions into our customer base, and cross-selling within the Sales & Marketing Solutions value-added solutions customer base (including the cross-selling of new solutions for digital marketing);
- New customer acquisition and increased commitments within certain of our solutions; and
- A timing benefit from a significant customer consolidating the contractual expiration dates for multiple contracts, some of which would have renewed in future periods;

partially offset by:

- Lower purchases of our value-added products due to budgetary pressures on our customers. In this environment customers are continuing to defer or decrease spend or not renew.

Internet Solutions

- A decrease in Internet Solutions of $3.1 million, or 3% (both before and after the effect of foreign exchange), as a result of a decline in our 2009 subscription renewal sales and a loss of a large customer deal not renewing.

We expect the North American segment to perform better than 2010 and return to growth in 2011. Specifically, we expect revenue growth for 2011 to be in the low single digits. We expect growth in the second half of the year to be better than the first half as we gain traction on the launch of new products such as DNB.com, DNBi Pro and D&B360, all of which have ratable revenue.

North America Operating Income

North America operating income for the year ended December 31, 2010 was $452.2 million, compared to $482.5 million for the year ended December 31, 2009, a decrease of $30.3 million, or 6%. The decrease in operating income was primarily attributable to:

- A decrease in North America total revenue;
- Impairment of intangible assets related to our Purisma product and QED acquisition; and
- Increased costs associated with our investments;

partially offset by:

- Lower costs as a result of our ongoing reengineering efforts and decreased variable expenses (e.g., commissions, etc.); and
- Lower costs as a result of our divestiture of our North American Self Awareness Solution business.

Year ended December 31, 2009 vs. Year ended December 31, 2008

North America Overview

North America total revenue decreased $54.5 million, or 4% (both before and after the effect of foreign exchange), for the year ended December 31, 2009 as compared to the year ended December 31, 2008. North America total revenue was negatively impacted by the divested North American Self Awareness Solution business in the third quarter of 2010, which we reclassified as a divested business and accounted for $70.3 million and $81.7 million in revenue for the years ended December 31, 2009 and 2008, respectively. Excluding the impact of the divestiture, core revenue decreased $43.1 million, or 3% (both before and after the effect of foreign exchange).

North America Customer Solution Sets

On a customer solution set basis, the $43.1 million decrease in core revenue for the year ended December 31, 2009, as compared to the year ended December 31, 2008, reflects:

Risk Management Solutions

- A decrease in Risk Management Solutions of $4.3 million, or 1% (less than 1% decrease before the effect of foreign exchange).

For the year ended December 31, 2009, Traditional Risk Management Solutions, which accounted for 69% of total North America Risk Management Solutions, decreased 1% (both before and after the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases of our traditional legacy products due to economic and budgetary pressures;

partially offset by:

- Higher purchases due to a conversion from our legacy products to subscription plans from existing customers including the customers who previously purchased value-added solutions. These subscription plans provide our customers with unlimited use of our Risk Management reports and data. We continue to see high single digit price lifts when existing customers renew and double digit price lifts when customers convert to DNBi. Also, with more than half of our Risk Management Solutions revenue already on DNBi, we have a smaller base available for conversion.

For the year ended December 31, 2009, Value-Added Risk Management Solutions, which accounted for 23% of total North America Risk Management Solutions, decreased 3% (2% decrease before the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases of our legacy VAP's products from our customers due to economic and budgetary pressures;

partially offset by:

- Higher purchases from existing customers of new modules enabled by our DNBi platform.

For the year ended December 31, 2009, Supply Management Solutions, which accounted for 8% of total North America Risk Management Solutions, increased 9% (both before and after the effect of foreign exchange), on a small base.

Sales & Marketing Solutions

- A decrease in Sales & Marketing Solutions of $32.8 million, or 8% (both before and after the effect of foreign exchange).

For the year ended December 31, 2009, Traditional Sales & Marketing Solutions, which accounted for 37% of total North America Sales & Marketing Solutions, decreased 12% (both before and after the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases of our legacy products from our customers due to a weak economy and budgetary pressures. This is largely driven by a secular trend, as customers shift from direct mail activities to digital marketing to reduce costs; and
- A shift in timing of early renewals (primarily into 2008);

partially offset by:

- Increased revenue associated with our acquisition of QED completed in the first quarter of 2009, which contributed five points of the growth.

For the year ended December 31, 2009, Value-Added Sales & Marketing Solutions, which accounted for 63% of total North America Sales & Marketing Solutions, decreased 5% (both before and after the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases of our legacy products from our customers due to economic pressures. We continue to have consistent customer retention but the dollar spend per customer has declined; and
- A shift in timing of early renewals (primarily into 2008);

partially offset by:

- Higher purchases from certain of our customers due to our providing more value through bundled offerings.

Internet Solutions

- A decrease in Internet Solutions of $6.0 million, or 5% (both before and after the effect of foreign exchange), as a result of a decline in renewal sales of our subscription plans triggered by a reduction in the budgets of our customers and a decline in advertising revenue partially offset by a benefit from one large customer deal.

North America Operating Income

North America operating income for the year ended December 31, 2009 was $482.5 million, compared to $513.3 million for the year ended December 31, 2008, a decrease of $30.8 million, or 6%. The decrease in operating income was primarily attributable to:

- A decrease in North America revenue;
- Increased costs associated with our investments; and
- An increase in expenses primarily associated with the acquisition of QED;

partially offset by:

- Lower costs as a result of our ongoing reengineering efforts and decreased variable expenses (e.g., commissions, bonuses and travel related expenses).

International

International represented 25%, 22% and 21% of our total revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

On May 29, 2009, we completed the sale of substantially all the assets and liabilities of the domestic portion of our Italian operations. This sale has been classified as a "Divested Business." See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail. This divested business contributed 6% and 13% of our International total revenue for the years ended December 31, 2009 and 2008, respectively.

International represented 25%, 22% and 20% of our core revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

The following table presents our International revenue by customer solution set and International operating income for the years ended December 31, 2010, 2009 and 2008.

Additionally, this table reconciles the non-GAAP measure of core revenue to the GAAP measure of total revenue by customer solution set.

	For the Years Ended December 31,		
	2010	2009	2008
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$305.2	$262.9	$245.1
Sales & Marketing Solutions	105.6	89.1	65.0
Internet Solutions	3.4	3.4	4.3
International Core Revenue	414.2	355.4	314.4
Divested Businesses	—	21.9	47.7
International Total Revenue	$414.2	$377.3	$362.1
Operating Income	$ 71.6	$ 81.1	$ 70.9

Year ended December 31, 2010 vs. Year ended December 31, 2009

International Overview

International total revenue increased $36.9 million, or 10% (9% increase before the effect of foreign exchange), for the year ended December 31, 2010, as compared to the year ended December 31, 2009. International total revenue was negatively impacted by the divestiture of the domestic portion of our Italian operations in the second quarter of 2009, which we reclassified as a divested business and accounted for $21.9 million for the year ended December 31, 2009. Excluding the impact of the divestiture, core revenue increased $58.8 million, or 17% (16% increase before the effect of foreign exchange).

International Customer Solution Sets

On a customer solution set basis, the $58.8 million increase in International core revenue for the year ended December 31, 2010, as compared to the year ended December 31, 2009, reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $42.3 million, or 16% (both before and after the effect of foreign exchange).

For the year ended December 31, 2010, Traditional Risk Management Solutions, which accounted for 86% of International Risk Management Solutions, increased 13% (both before and after the effect of foreign exchange). The increase in Traditional Risk Management solutions was primarily due to:

- Increased revenue as a result of the acquisitions of ICC which we consolidated in the third quarter of 2009 and D&B Australia which we consolidated in the fourth quarter of 2010, which in the aggregate contributed fourteen points of the growth;
- Increased revenue due to the launch of new products and increased usage; and
- Increased revenue from providing cross-border data to members of our D&B Worldwide Network attributable to fulfillment services and product usage and our commercial agreement to provide global data entered into in connection with our divestiture of the domestic portion of our Italian operations.

For the year ended December 31, 2010, Value-Added Risk Management Solutions, which accounted for 13% of International Risk Management Solutions, decreased 2% (1% decrease before the effect of foreign exchange) primarily due to:

- Decreased purchases in certain of our markets by our customers due to economic and budgetary pressures;

partially offset by:

- Our commercial agreement to provide global data entered into in connection with our divestiture of the domestic portion of our Italian operations.

For the year ended December 31, 2010, Supply Management Solutions, which accounted for 1% of International Risk Management Solutions, increased 8% (both before and after the effect of foreign exchange) on a small base.

Sales & Marketing Solutions

- An increase in Sales & Marketing Solutions of $16.5 million, or 19% (16% increase before the effect of foreign exchange).

For the year ended December 31, 2010, Traditional Sales & Marketing Solutions, which accounted for 58% of International Sales & Marketing Solutions, increased 31% (29% increase before the effect of foreign exchange). This increase was primarily due to:

- Increased revenue as a result of the acquisition of ICC which we consolidated in the third quarter of 2009 and our majority owned joint venture with RoadWay in China which we consolidated in the third quarter of 2009, which in the aggregate, contributed eighteen points of the growth; and
- Increased purchases by new and existing customers in certain of our markets;

partially offset by:

- A decrease in revenue in certain markets primarily due to competitive pressures and signing delays.

For the year ended December 31, 2010, Value-Added Sales & Marketing Solutions, which accounted for 42% of International Sales & Marketing Solutions, increased 5% (1% increase before the effect of foreign exchange). The increase was primarily due to:

- The positive impact of foreign exchange; and
- Increased purchases from existing customers in our UK market;

partially offset by:

- Lower purchases by existing customers in certain of our Asia Pacific markets. Customers in this region are carefully managing their value-added marketing spend due to continued economic pressures.

Internet Solutions

- Our Internet Solutions remained flat compared to prior year.

International Operating Income

International operating income for the year ended December 31, 2010 was $71.6 million, compared to $81.1 million for the year ended December 31, 2009, a decrease of $9.5 million, or 12%, primarily due to:

- Revenue decline in certain of our Asia Pacific markets, where expenses are more fixed in nature;
- Data costs in certain of our Asia Pacific markets; and
- The negative impact of foreign exchange;

partially offset by:

- An increase in core revenue;
- Lower costs as a result of our divestiture of the domestic portion of our Italian operations; and
- Lower costs as a result of our ongoing reengineering efforts.

Year ended December 31, 2009 vs. Year ended December 31, 2008

International Overview

International total revenue increased $15.2 million, or 4% (14% increase before the effect of foreign exchange), for the year ended December 31, 2009, as compared to the year ended December 31, 2008. International total revenue was negatively impacted by the divestiture of the domestic portion of our Italian operations in the second quarter of 2009, which we reclassified as a divested business and accounted for $21.9 million and $47.7 million for the years ended December 31, 2009 and 2008, respectively. Excluding the impact of the divestiture, core revenue increased $41.0 million, or 13% (23% increase before the effect of foreign exchange).

International Customer Solution Sets

On a customer solution set basis, the $41.0 million increase in International core revenue for the year ended December 31, 2009, as compared to the year ended December 31, 2008, reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $17.8 million, or 7% (18% increase before the effect of foreign exchange).

For the year ended December 31, 2009, Traditional Risk Management Solutions, which accounted for 84% of International Risk Management Solutions, increased 12% (22% increase before the effect of foreign exchange). The increase in Traditional Risk Management solutions was primarily due to:

- Increased revenue as a result of our majority owned joint venture in D&B India completed in the fourth quarter of 2008 and the acquisition of ICC completed in the third quarter of 2009, which in the aggregate, contributed nine points of the growth;
- Increased revenue from our Asia Pacific market primarily from our majority owned Tokyo Shoko Research/D&B Japan Joint Venture;
- Growth in our subscription plans in certain of our European markets for existing customers who are willing to increase the level of business they do with us; and
- Increased revenue from providing cross-border data from our operations to members of our D&B Worldwide Network attributable to fulfillment services and product usage and our commercial agreement to provide global data to our Italian customers entered into in connection with our divestiture of the domestic portion of our Italian operations;

partially offset by:

- The negative impact of foreign exchange.

For the year ended December 31, 2009, Value-Added Risk Management Solutions, which accounted for 15% of International Risk Management Solutions, decreased 12% (1% decrease before the effect of foreign exchange) primarily due to:

- The negative impact of foreign exchange; and
- Lower purchases in our UK market from our customers due to economic and budgetary pressures;

partially offset by:

- Increased revenue from members of our D&B Worldwide Network, primarily related to our commercial agreement to provide global data to our Italian customers entered into in connection with our divestiture of the domestic portion of our Italian operations; and
- Higher purchases from existing customers in certain of our Asia Pacific markets.

For the year ended December 31, 2009, Supply Management Solutions, which accounted for 1% of International Risk Management Solutions, increased 14% (28% increase before the effect of foreign exchange) on a small base.

Sales & Marketing Solutions

- An increase in Sales & Marketing Solutions of $24.1 million, or 37% (42% increase before the effect of foreign exchange).

For the year ended December 31, 2009, Traditional Sales & Marketing Solutions, which accounted for 53% of International Sales & Marketing Solutions, increased 62% (84% increase before the effect of foreign exchange). This increase was primarily due to increased revenue as a result of our majority owned joint ventures in: a) D&B India which we consolidated in the fourth quarter of 2008; b) HC International, Inc. in China which we consolidated in the fourth quarter of 2008; and c) RoadWay in China which we consolidated in the third quarter of 2009;

partially offset by:

- The negative impact of foreign exchange.

For the year ended December 31, 2009, Value-Added Sales & Marketing Solutions, which accounted for 47% of International Sales & Marketing Solutions, increased 17% (14% increase before the effect of foreign exchange). The increase was primarily due to increased revenue from our Asia Pacific market primarily from our majority owned Tokyo Shoko Research/D&B Japan Joint Venture and the positive impact of foreign exchange.

Internet Solutions

- A decrease in Internet Solutions of $0.9 million, or 20% (3% decrease before the effect of foreign exchange), on a small base.

International Operating Income

International operating income for the year ended December 31, 2009 was $81.1 million, compared to $70.9 million for the year ended December 31, 2008, an increase of $10.2 million, or 14%, primarily due to:

- An increase in core revenue;
- Lower costs as a result of our divestiture of the domestic portion of our Italian operations; and
- Lower costs as a result of our reengineering efforts;

partially offset by:

- Increased data acquisition costs and fulfillment costs primarily associated with a) our majority owned joint ventures in: i) D&B India which we consolidated in the fourth quarter of 2008; ii) HC International, Inc. in China which we consolidated in the fourth quarter of 2008; iii) RoadWay in China which we consolidated in the third quarter of 2009; iv) Tokyo Shoko Research/D&B Japan Joint Venture which we consolidated in the fourth quarter of 2007; b) our acquisition of ICC which we consolidated in the third quarter of 2009; and c) increased costs in certain of our European markets;
- Higher variable selling expenses related to a) increased revenue (e.g., commissions, bonus, etc.); b) our majority owned joint ventures in: i) D&B India which we consolidated in the fourth quarter of 2008; ii) HC International, Inc. in China which we consolidated in the fourth quarter of 2008; iii) RoadWay in China which we consolidated in the third quarter of 2009; iv) Tokyo Shoko Research/D&B Japan Joint Venture which we consolidated in the fourth quarter of 2007; and c) our acquisition of ICC which we consolidated in the third quarter of 2009;
- The negative impact of foreign exchange; and
- Increased investments in our UK market to maintain our UK data coverage and quality.

Market Risk

We are exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the market value of certain of our investments.

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward contracts to hedge short-term foreign currency denominated loans, investments and certain third-party and intercompany transactions. We may use foreign exchange option contracts to hedge investments and reduce our International earnings exposure to adverse changes in foreign exchange rates. In addition, we may use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of future debt issuance, as discussed under "Interest Rate Risk Management" below.

A discussion of our accounting policies for financial instruments is included in the summary of significant accounting policies in Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K, and further disclosure relating to financial instruments is included in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Interest Rate Risk Management

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, we assess quarterly whether the swaps are highly effective in offsetting changes in the fair value of the hedged debt. Changes in fair values of interest rate swap agreements that are designated fair value hedges are recognized in earnings as an adjustment of "Other Income (Expense)—Net" in our consolidated statement of operations. The effectiveness of hedge accounting is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively.

In November 2010, we issued senior notes with a face value of $300 million that mature on November 15, 2015 (the "2015 notes"). In November and December 2010, we entered into interest rate derivative transactions with aggregate notional amounts of $125 million. The objective of these hedges is to offset the change in fair value of the fixed rate 2015 notes attributable to changes in LIBOR. These transactions are accounted for as fair value hedges. We will recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, in "Other Income (Expense)—Net" in our consolidated statement of operations. Approximately $1.5 million of derivative losses offset by a $1.4 million gain on the fair value adjustment related to the hedged debt were recorded through December 31, 2010.

Cash Flow Hedges

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

In January 2009 and December 2008, we entered into interest rate swap agreements with an aggregate notional amount of $25 million and $75 million, respectively, and designated these swaps as cash flow hedges against variability in cash flows related to our bank revolving credit facility. These transactions are accounted for as cash flow hedges and, as such, changes in fair value of the hedges are recorded in AOCI. At December 31, 2010, the balance of net derivative losses associated with these swaps included in AOCI was $1.4 million.

In April 2008, we issued senior notes with a face value of $400 million that mature on April 1, 2013 (the "2013 notes"). In January 2008, we entered into interest rate derivative transactions with aggregate notional amounts of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the issuance of the 2013 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the 2013 notes, these interest rate derivative transactions were terminated, resulting in a loss and a payment of $8.5 million at the date of termination. The payments are recorded in AOCI, and will be amortized over the life of the 2013 notes.

In March 2006, we issued senior notes with a face value of $300 million that matured on March 15, 2011 (the "2011 notes"). In February 2006 and September 2005, we entered into interest rate derivative transactions with aggregate notional amounts of $100 million and $200 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the 2011 notes. These transactions were accounted for as cash flow hedges, and as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the 2011 notes, these interest rate derivative transactions were terminated, resulting in a gain and a receipt of $5.0 million at the date of termination. As a result of the redemption of the 2011 notes, the unamortized balance related to these interest rate derivative transactions was written-off in "Other Income (Expense)—Net" in our consolidated statement of operations for the year ended December 31, 2010.

At December 31, 2006, we had a $300 million bank revolving credit facility available at prevailing short-term interest rates, which we terminated on April 19, 2007, and then entered into a new $500 million, five-year bank revolving credit facility, which expires in April 2012. On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. Borrowings under the $650 million credit facility are available at prevailing short-term interest rates. At December 31, 2010 and December 31, 2009, we had $272.0 million and $259.4 million of debt outstanding under the facility, respectively.

A 100 basis point increase/decrease in the weighted average interest rate on our outstanding debt subject to rate variability at December 31, 2010, would result in an incremental increase/decrease in annual interest expense of approximately $3 million.

Foreign Exchange Risk Management

We have numerous offices in various countries outside North America and conduct operations in various countries through minority equity investments and strategic relationships with local providers. Our International operations generated approximately 25% and 22% of our total revenue for the years ended December 31, 2010 and 2009, respectively. Approximately 45% and 42% of our assets as of December 31, 2010 and 2009, respectively, were located outside of the U.S.

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our International operations. We follow a policy of hedging balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our International earnings and investments.

We use short-term, foreign exchange forward and option contracts to implement our hedging strategies. These contracts have maturities of twelve months or less. These contracts are denominated primarily in the British pound sterling, the Euro and Canadian dollar. The gains and losses on the forward contracts associated with the balance sheet positions hedge are recorded in "Other Income (Expense)—Net" in our consolidated statement of operations and are essentially offset by the gains and losses on the underlying foreign currency transactions.

As in prior years, we have hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term forward foreign exchange contracts. In addition, we may use foreign exchange option contracts to hedge certain foreign earnings and foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding forward exchange and option contracts are marked-to-market at the end of each quarter and are reflected within our consolidated financial statements.

At December 31, 2010, there were $0.1 million in option contracts outstanding. At December 31, 2009, we did not have any option contracts outstanding. At December 31, 2010 and 2009, we had a notional amount of approximately $361.1 million and $271.0 million, respectively, of foreign exchange forward contracts outstanding that offset foreign currency denominated loans. Realized gains and losses associated with these contracts were $29.3 million and $26.2 million, respectively, at December 31, 2010; $24.9 million and $13.6 million, respectively, at December 31, 2009; and $16.2 million and $41.8 million, respectively, at December 31, 2008. Unrealized gains and losses associated with these contracts were $0.4 million and $0.9 million, respectively, at December 31, 2010; $0.6 million and $0.2 million, respectively, at December 31, 2009; and $0.4 million and $2.8 million, respectively, at December 31, 2008.

If exchange rates were to increase on average 10% from year-end levels, the unrealized loss on our foreign exchange forward contracts would be approximately $17 million, excluding the expected gain on the underlying hedged item. If exchange rates on average were to decrease 10% from year-end levels, the unrealized gain on our foreign exchange forward contracts would be approximately $20 million, excluding the expected loss on the underlying hedge item. However, the estimated potential gain and loss on these contracts is expected to be substantially offset by changes in the dollar value of the underlying transactions.

Liquidity and Financial Position

In connection with our focus on delivering Total Shareholder Return, we will remain disciplined in the use of our shareholders' cash, maintaining three key priorities for the use of this cash:

- First, making ongoing investments in the business to drive growth;
- Second, investing in acquisitions that we believe will be value-accretive to enhance our capabilities and accelerate our growth; and
- Third, continuing to return cash to shareholders.

We believe that cash provided by operating activities, supplemented as needed with available financing arrangements, is sufficient to meet our short-term needs (twelve months or less), including restructuring charges, transition costs, our Strategic Technology Investment, contractual obligations and contingencies (see Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K), excluding the legal matters identified in such note for which exposures cannot be estimated or are not probable. In addition, we believe that our ability to readily access the bank and capital markets for incremental financing needs will enable us to meet our continued focus on Total Shareholder Return. We have the ability to access the short-term borrowings market from time-to-time to fund working capital needs, acquisitions and share repurchases. Such borrowings would be supported by our credit facility, when needed.

The disruption in the economic environment has had a significant adverse impact on a number of commercial and financial institutions. Our liquidity has not been impacted by the current credit environment and management does not expect that it will be materially impacted in the near-future. Management continues to closely monitor our liquidity, the credit markets and our financial counterparties. However, management cannot predict with any certainty the impact to us of any further disruption in the credit environment.

The following discussions are on a continuing operations basis and therefore exclude the results of the Italian real estate business. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Cash Provided by Operating Activities from Continuing Operations

Net cash provided by operating activities was $319.4 million, $369.5 million and $433.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Year ended December 31, 2010 vs. Year ended December 31, 2009

Net cash provided by operating activities decreased by $50.1 million for the year ended December 31, 2010 compared to the year ended December 31, 2009. This decrease was primarily driven by:

- Increased spend related to our Strategic Technology Investment; and
- Decreased net income of our underlying business excluding the impact of non-cash gains and losses;

partially offset by:

- A decrease in restructuring payments associated with our Financial Flexibility initiatives; and
- A decrease in net tax payments.

Year ended December 31, 2009 vs. Year ended December 31, 2008

Net cash provided by operating activities decreased by $64.4 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. This decrease was primarily driven by:

- Timing of payments of accounts payable and accrued liabilities (e.g., investments, data purchases, etc.);
- An increase in net tax payments;
- An increase in restructuring payments associated with our Financial Flexibility initiatives; and
- Lower collections;

partially offset by:

- Increased net income of our underlying business excluding the impact of non-cash gains and losses.

Cash (Used in) Provided by Investing Activities from Continuing Operations

Net cash used in investing activities was $253.6 million, $120.7 million and $154.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Year ended December 31, 2010 vs. Year ended December 31, 2009

Net cash used in investing activities was $253.6 million for the year ended December 31, 2010, as compared to net cash used in investing activities of $120.7 million for the year ended December 31, 2009. The $132.9 million increase primarily reflects the following activities:

- During the year ended December 31, 2010, in connection with our initiatives to drive long-term growth, we spent $205.0 million on acquisitions and other investments, net of cash acquired, as compared to $74.6 million, net of cash acquired, during the year ended December 31, 2009. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information; and
- Cash settlements of our foreign currency contracts for our hedged transactions resulted in cash inflows of $3.0 million for the year ended December 31, 2010 as compared to cash inflows of $11.3 million for the year ended December 31, 2009.

Year ended December 31, 2009 vs. Year ended December 31, 2008

Net cash used in investing activities was $120.7 million for the year ended December 31, 2009, as compared to net cash used in investing activities of $154.5 million for the year ended December 31, 2008. The $33.8 million decrease primarily reflects the following activities:

- Cash settlements of our foreign currency contracts for our hedged transactions resulted in cash inflows of $11.3 million for the year ended December 31, 2009 as compared to cash outflows of $25.6 million for the year ended December 31, 2008;

partially offset by:

- A net increase in additions to computer software and other intangibles and capital expenditures, which was primarily used to fund software development, product and platform enhancements across all three of our solution sets; and
- During the year ended December 31, 2009, in connection with our initiatives to drive long-term growth, we spent $74.6 million on acquisitions/majority-owned joint ventures and other investments, net of cash acquired, as compared to $69.2 million, net of cash acquired, during the year ended December 31, 2008. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information.

Cash Used in Financing Activities from Continuing Operations

Net cash used in financing activities was $192.9 million, $213.1 million and $242.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. As set forth below for all these years, these changes primarily relate to contractual obligations, share repurchases and dividends.

Contractual Obligations

Debt

In November 2010, we issued senior notes with a face value of $300 million that mature on November 15, 2015 (the "2015 notes"), bearing interest at a fixed annual rate of 2.875%, payable semi-annually. The proceeds were used in December 2010 to repay our then outstanding $300 million senior notes, bearing interest at a fixed annual rate of 5.50% which had a maturity date of March 15, 2011 (the "2011 notes"). In connection with the redemption of the 2011 notes, we recorded a premium payment of $3.7 million as "Other Income (Expense)—Net" in our consolidated statement of operations.

In November and December 2010, we entered into interest rate derivative transactions with aggregate notional amounts of $125 million. The objective of these hedges is to offset the change in fair value of the fixed rate 2015 notes attributable to changes in LIBOR. These transactions are accounted for as fair value hedges. We will recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, in "Other Income (Expense)—Net" in our consolidated statement of operations.

In April 2008, we issued notes with a face value of $400 million that mature on April 1, 2013 (the "2013 notes"), bearing interest at a fixed annual rate of 6.00%, payable semi-annually. The proceeds from this issuance were used to repay indebtedness under our credit facility.

On January 30, 2008, we entered into interest rate derivative transactions with an aggregate notional amount of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in anticipation of the issuance of the 2013 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of the issuance of the 2013 notes were recorded in AOCI. In connection with the issuance of the 2013 notes, these interest rate derivative transactions were terminated, resulting in a loss and a payment of $8.5 million at the date of termination. The payments are recorded in AOCI, and are being amortized over the life of the 2013 notes.

Credit Facility

At December 31, 2007, we had a $500 million, five-year bank revolving credit facility, which expires in April 2012. Borrowings under the $500 million credit facility are available at prevailing short-term interest rates. On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. We had $272.0 million, $259.4 million and $203.4 million of borrowings outstanding under the $650 million credit facility at December 31, 2010, 2009 and 2008, respectively. We borrowed under these facilities from time-to-time during the year ended December 31, 2010 to fund our share repurchases, acquisition strategy and working capital needs.

Share Repurchases

During the year ended December 31, 2010, we repurchased 1,792,107 shares of common stock for $134.8 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In February 2009, our Board of Directors approved a $200 million share repurchase program. We repurchased 1,108,148 shares of common stock for $81.0 million under this share repurchase program during the year ended December 31, 2010. We anticipate that this program will be completed by December 2011;
- In May 2010, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of shares issued under our stock incentive plans and Employee Stock Purchase Program ("ESPP"). During the year ended December 31, 2010, we repurchased 26,621 shares of common stock for $2.0 million under this repurchase program. This program commenced in October 2010 and expires in October 2014; and
- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 657,338 shares of common stock for $51.8 million under this program during the year ended December 31, 2010. This program expired in August 2010.

During the year ended December 31, 2009, we repurchased 2,912,200 shares of common stock for $225.6 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In February 2009, our Board of Directors approved a $200 million share repurchase program which commenced in December 2009. We repurchased 278,417 shares of common stock for $22.7 million under this share repurchase program during the year ended December 31, 2009. We anticipate that this program will be completed by December 2011;
- In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program which commenced in February 2008. We repurchased 1,662,245 shares of common stock for $127.3 million under this share repurchase program during the year ended December 31, 2009. This program was completed in December 2009; and
- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 971,538 shares of common stock for $75.6 million under this program during the year ended December 31, 2009. This program expired in August 2010.

During the year ended December 31, 2008, we repurchased 4,416,195 shares of common stock for $381.9 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program, which commenced in February 2008. We repurchased 3,174,402 shares of common stock for $272.7 million under this share repurchase program during the year ended December 31, 2008;

- In May 2007, our Board of Directors approved a $200 million, one-year share repurchase program, which commenced in July 2007. We repurchased 309,971 shares of common stock for $26.8 million under this repurchase program during the year ended December 31, 2008. This program was completed in February 2008; and
- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 931,822 shares of common stock for $82.4 million under this program during the year ended December 31, 2008. This program expired in August 2010.

Dividends

The total amount of dividends paid during the years ended December 31, 2010, 2009 and 2008 was $70.0 million, $71.5 million and $65.6 million, respectively.

Future Liquidity—Sources and Uses of Funds

Contractual Cash Obligations

The following table quantifies, as of December 31, 2010, our contractual obligations that will require the use of cash in the future.

Contractual Obligations[(a)]	Total	2011	2012	2013	2014	2015	Thereafter	All Other
				(Amounts in millions)				
Long-Term Debt(1)	$1,071.0	$ 35.4	$305.8	$415.1	$ 9.0	$305.2	$ 0.5	$ —
Operating Leases(2)	$ 128.2	$ 30.3	$ 24.1	$ 17.1	$12.7	$ 12.1	$ 31.9	$ —
Obligations to Outsourcers(3)	$ 432.7	$113.0	$ 96.5	$ 80.9	$73.0	$ 46.1	$ 23.2	$ —
Pension and Other Postretirement Benefits Payments/ Contributions(4)	$ 772.7	$ 45.0	$ 34.0	$ 32.5	$33.0	$ 30.4	$597.8	$ —
Spin-off Obligation(5)	$ 23.0	$ 23.0	$ —	$ —	$—	$ —	$ —	$ —
Unrecognized Tax Benefits(6)	$ 147.2	$ —	$ —	$ —	$—	$ —	$ —	$147.2

(a) Because their future cash flows are uncertain, other noncurrent liabilities are excluded from the table.

(1) Primarily represents: i) our senior notes with a face value of $400 million that mature in April 2013, bearing interest at a fixed annual rate of 6.00%, payable semi-annually; ii) our senior notes with a face value of $300 million that mature in November 2015, net of a fair value adjustment and discount of $1.4 million and $1.0 million, respectively, bearing interest at a fixed annual rate of 2.875%, payable semi-annually; and iii) borrowings outstanding under our bank credit facility at short-term interest rates. Amounts include the interest portion on future obligations. The interest rate on our senior notes is presented using the stated interest rate. Interest expense on our bank credit facility is estimated using the rate in effect as of December 31, 2010.

(2) Most of our operations are conducted from leased facilities, which are under operating leases that expire over the next ten years, with the majority expiring within five years. We also lease certain computer and other equipment under operating leases that expire over the next three and five years, respectively. These computer and other equipment leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance.

(3) *Computer Sciences Corporation*

In July 2002, we outsourced certain technology functions to Computer Sciences Corporation ("CSC") under a ten-year agreement, which we had the right to terminate for a fee at any time and under certain other conditions. Under the terms of the agreement, CSC's responsibilities included data center operations, technology help desk and network management functions in the U.S. and UK as well as certain application development and maintenance functions. This agreement was amended in March 2008, which, among other things, increased certain services level agreements that CSC was required to provide under the Technology Services Agreement and added additional security services to be performed by CSC. In August 2009, we entered into a wind down agreement with CSC and Acxiom Corporation ("Acxiom") which terminated all of the data center operations functions provided by CSC, effective September 2009. In September 2009, we entered into a new agreement with CSC for limited print and fulfillment services that remained with CSC.

In June 2010, we terminated the print and fulfillment services provided by CSC. In November 2010, we notified CSC of our decision to terminate by March 2011 an agreement in which CSC provided support and services for internal applications. With the termination of this agreement, the only service that will be provided by CSC is limited production support services. We incurred costs of approximately $9 million, $51 million and $78 million under this contract for the years ended December 31, 2010, 2009 and 2008, respectively.

ICT Group, Inc./Sykes Enterprises, Inc.

In December 2003, we signed a three-year agreement with ICT Group, Inc. ("ICT"), effective January 2004, to outsource certain marketing call center activities, which agreement contains two renewal options for up to a one-year period. The agreement was amended effective September 2007 to be extended through 2011. In February 2010, ICT was acquired by Sykes Enterprises, Inc. ("Sykes") in which the terms of our agreement remained unchanged. Under the terms of the agreement, Sykes is responsible for performing certain marketing and credit-calling activities previously performed by our own call centers in North America. The obligation under the contract is based upon transmitted call volumes, but shall not be less than $3 million per contract year. We incurred costs of approximately $8 million under this contract for each of the years ended December 31, 2010, 2009 and 2008, respectively.

International Business Machines

In October 2004, we signed a seven-year outsourcing agreement with International Business Machines ("IBM"). Under the terms of the agreement, we have transitioned certain portions of our data acquisition and delivery and customer service to IBM. By August 2010, our data acquisition and delivery and customer services performed by IBM for our European countries were terminated. We incurred costs of approximately $19 million, $26 million and $30 million under this contract for the years ended December 31, 2010, 2009 and 2008, respectively.

Acxiom Corporation

In July 2006, we signed a four-year product and technology outsourcing agreement with Acxiom in order to significantly increase the speed, data processing capacity and matching capabilities we provide our global sales and marketing customers. In November 2008, we extended the term of the outsourcing agreement through 2011. In November 2008, we entered into an agreement that will expand our service capabilities, enhance customer experience and accelerate the migration of the remaining existing D&B fulfillment processes to Acxiom.

In May 2009, and as part of our ongoing Financial Flexibility initiatives, we entered into another agreement with Acxiom to provide certain infrastructure management services that were formerly provided by CSC. These services include data center operations, technology help desk and network management functions. The agreement originally had an initial term ending in October 2014 and included the right to extend the agreement under the same terms for up to a maximum period of three years after the expiration of the original term. In 2010, we entered into two amendments with Acxiom extending the initial term of the agreement by a total of eight months until June 2015. We retain the right to extend the agreement for up to three years after the expiration of this amended term. Payments to Acxiom over the amended initial contract term based on contract volumes will aggregate to approximately $320 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work. Payments made for the provision of such services in 2010 did not differ materially from payments that were expected to be made under our prior arrangement with CSC. However, we anticipate savings to be generated over the life of the contract.

In December 2009, we signed a three-year data maintenance and support agreement with Acxiom. Payments over the contract term will aggregate approximately $5 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

Additionally, in 2010, we engaged Acxiom to provide services related to our Strategic Technology Investment totaling approximately $6 million in the year.

We incurred costs of approximately $93 million, $43 million, and $8 million under all of these agreements for the years ended December 31, 2010, 2009 and 2008, respectively. Total payments to Acxiom over the remaining terms of the above contracts will aggregate to approximately $239 million.

Convergys Customer Management Group

In December 2010, we entered into a six-year business process outsourcing agreement effective January 1, 2011, with Convergys Customer Management Group ("CCMG") in order to enhance our customer contact center solution.

CCMG will be transitioning contact center services previously outsourced principally to IBM as well as certain other smaller providers. The transition of services to CCMG is based on a phased migration of business volume to CCMG commencing in the second quarter of 2011 and will be substantially completed during 2011. Services will be primarily provided from CCMG locations in Omaha, Nebraska, the Philippines and India, on the basis of our requirements.

The primary scope of the agreement includes the following services for our North America business: (i) Inbound Customer Service, which principally involves the receipt of, response to, and resolution of inquiries received from customers; (ii) Outbound Customer Service, which principally involves the collection, compilation and verification of information contained in our databases; and (iii) Data Update Service, which principally involves the bulk or discrete updates to the critical data elements about companies in our databases.

The agreement also specifies service level commitments required of Convergys for achievement of our customer satisfaction targets and a methodology for calculating credits to us if Convergys fails to meet certain service levels. In addition, Convergys's performance under the agreement will be measured in part by our overall satisfaction of the program as measured by a customer satisfaction survey of our key internal business partners.

Aggregate expenditures during the six year term of the agreement are expected to be approximately $135 million. After the first three years of service by Convergys, we have the right to terminate for convenience any or all of the services provided under the agreement upon one hundred eighty days prior written notice, and without incurring a termination fee.

(4) Represents projected contributions to our non-U.S. defined benefit plans as well as projected benefit payments related to our unfunded plans, including the U.S. Non-Qualified Plans and our postretirement benefit plan. We do not expect to make any contributions to our U.S. Qualified Plan. The expected benefits are estimated based on the same assumptions used to measure our benefit obligation at the end of 2009 and include benefits attributable to estimated future employee service. A closed group approach is used in calculating the projected benefit payments, assuming only the participants who are currently in the valuation population are included in the projection and the projected benefits continue for up to approximately 99 years.

(5) In 2000, Moody's Corporation ("Moody's") and D&B entered into a Tax Allocation Agreement ("TAA") as part of a spin-off transaction under which Moody's and D&B became independent of one another. See Note 13 in Item 8. of this Annual Report on Form 10-K for more information about the spin-off. Under the TAA, Moody's and D&B agreed that Moody's would be entitled to deduct the compensation expense associated with the exercise of Moody's stock options (including Moody's stock options exercised by D&B employees) and D&B would be entitled to deduct the compensation expense associated with the exercise of D&B stock options (including D&B stock options exercised by employees of Moody's). Put simply, the tax

deduction would go to the company that granted the stock options, rather than to the employer of the individual exercising the stock options. In 2002 and 2003, the IRS issued rulings that clarified that, under the circumstances applicable to Moody's and D&B, the compensation expense deduction belongs to the employer of the option grantee and not to the issuer of the option (e.g., D&B would be entitled to deduct the compensation expense associated with D&B employees exercising Moody's options and Moody's would be entitled to deduct the compensation expense associated with Moody's employees exercising D&B options). We have filed tax returns for 2001 through 2009, and made estimated tax deposits for 2010, consistent with the IRS' rulings. We may be required to reimburse Moody's for the loss of compensation expense deductions relating to tax years 2006 to 2010 of approximately $23.0 million in the aggregate for such years. In 2005 and 2006, we paid Moody's approximately $30.1 million, which represented the incremental increase in tax benefits realized by D&B for tax years 2003-2005 from using the filing method consistent with the IRS' rulings. We did not make any further payments to Moody's since the first quarter of 2006 with respect to this issue. In a letter dated September 10, 2010, Moody's asserted that D&B owed Moody's an additional amount of approximately $2.8 million, plus interest, as a result of the parties' use of the filing method consistent with the IRS' rulings for 2003-2005. In November 2010, Moody's and D&B agreed to settle the dispute for a further payment to Moody's of $2.5 million, which we paid in February 2011. While not material, we may also be required to pay, in the future, amounts in addition to the approximately $23.0 million referenced above based upon interpretations by the parties of the TAA and the IRS rulings.

(6) We have a total amount of unrecognized tax benefits of $150.7 million for the year ending December 31, 2010. Although we do not anticipate payments within the next twelve months for these matters, these could require the aggregate use of cash totaling approximately $147.2 million. As we cannot make reliable estimates regarding the timing of the cash flows by period, we have included unrecognized tax benefits within the "All Other" column in the table above.

Capital Structure

Every year we examine our capital structure and review our plans. During 2011, in connection with our focus on our Total Shareholder Return, we anticipate continued share repurchases and cash dividends.

We believe that cash provided by operating activities, supplemented as needed with readily available financing arrangements, is sufficient to meet our short-term needs, including the cash cost of restructuring charges, transition costs, our Strategic Technology Investment, contractual obligations and contingencies, excluding the legal matters identified herein for which exposures cannot be estimated. See Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

As we execute our long-term strategy, which contemplates strategic acquisitions, we may require or consider additional financing. We regularly evaluate market conditions, our liquidity profile and various financing alternatives for opportunities to enhance our capital structure. While we feel confident that such financing arrangements are available to us, there can be no guarantee that we will be able to access new sources of liquidity when required.

The disruption in the economic environment has had a significant adverse impact on a number of commercial and financial institutions. Our liquidity has not been impacted by the current credit environment and management does not expect that it will be materially impacted in the near future. Management continues to closely monitor our liquidity, the credit markets and our financial counterparties. However, management cannot predict with any certainty the impact to us of any further disruption in the credit environment.

Share Repurchases and Dividends

In February 2009, our Board of Directors approved a $200 million share repurchase program which commenced in December 2009. During the year ended December 31, 2010, we repurchased 1,108,148 shares of common stock for $81.0 million under this share repurchase program with $96.3 million remaining under this program. We anticipate that this program will be completed by December 2011.

In May 2010, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of shares issued under our stock incentive plans and ESPP. During the year ended December 31, 2010, we repurchased 26,621 shares of common stock for $2.0 million under this repurchase program with 4,973,379 shares of common stock remaining under this program. This program commenced in October 2010 and expires in October 2014.

On February 2, 2011, we declared a dividend of $0.36 per share for the first quarter of 2011. This cash dividend will be payable on March 16, 2011 to shareholders of record at the close of business on February 28, 2011.

Strategic Technology Investment Program

In February 2010, we announced a Strategic Technology Investment program aimed at strengthening our leading position in commercial data and improving our current technology platform to meet the emerging needs of customers. We expect the Strategic Technology Investment to be completed during the second half of 2012 and the total cost to be closer to the higher end of our previously disclosed range of approximately $110 million to $130 million, with approximately $55 million to $65 million of spend occurring in 2011.

Potential Payments in Legal Matters

We and our predecessors are involved in certain legal proceedings, claims and litigation arising in the ordinary course of business. These matters are at various stages of resolution, but could ultimately result in significant cash payments as described in Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. We believe we have adequate reserves recorded in our consolidated financial statements for our share of current exposures in these matters, where applicable, as described therein.

Legacy Tax Refund

We expect to receive approximately $9.6 million in the first quarter of 2011 relating to a Legacy Tax Refund for the 2001 and 2002 tax years. See Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail.

Pension Plan and Postretirement Benefit Plan Contribution Requirements

For financial statement reporting purposes, the funded status of our pension plans, as determined in accordance with GAAP, had a deficit of $133.2 million, $252.2 million and $45.8 million for the U.S. Qualified Plan, the U.S. Non-Qualified Plans and the non-U.S. plans, respectively, at December 31, 2010, as compared to a deficit of $121.5 million, $257.0 million and $72.3 million at December 31, 2009. The deterioration in the funded status of the U.S. Qualified Plan was primarily due to a higher projected benefit obligation at December 31, 2010 which was driven by a lower discount rate and negative plan amendment. The improvement in the funded status of the U.S. Non-Qualified Plans was primarily due to higher lump sum benefit payments in 2010. The improvement in the funded status of the non-U.S. plans was primarily due to lower projected benefit obligation at December 31, 2010, as result of positive impact from statutory inflation assumption change as well as better than assumed experience. See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

During fiscal 2010, we were not required to make contributions to the U.S. Qualified Plan, the largest of our six plans, under funding regulations associated with the Pension Protection Act of 2006 ("PPA 2006") as the plan was considered "fully funded" for the 2009 plan year. We do not expect to make any contributions to the U.S. Qualified Plan in fiscal 2011 for the 2010 plan year. Final funding requirements for fiscal 2011 were determined based on our January 2011 funding actuarial valuation.

We expect to continue to make cash contributions to our other pension plans during 2011. The expected 2011 contribution is approximately $39 million, compared to $40.6 million in 2010. In addition, we expect to make benefit payments related to our postretirement benefit plan of approximately $6 million during 2011, compared to $7.0 million in 2010. See the Contractual Cash Obligations table above for projected contributions and benefit payments beyond 2010.

Off-Balance Sheet Arrangements and Related Party Transactions

We do not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements except for those disclosed in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Additionally, we have not engaged in any significant related-party transactions.

Fair Value Measurements

Our non-recurring non-financial assets and liabilities include long-lived assets held and used, goodwill and intangible assets. These assets are recognized at fair value when they are deemed to be impaired.

During the second quarter of 2010, we recorded an impairment charge of $6.8 million of intangible assets related to database, technology, tradename and customer relationships related to the Quality Education Data ("QED") acquisition as a result of an examination of such assets initiated in connection with a recent settlement with the Federal Trade Commission. We determined the new cost basis of these intangible assets based on internally developed cash flow projections (Level III inputs) to measure fair value, as market data of these assets are not readily available. The impairment charge is included in Operating Costs in our North American segment.

During the third quarter of 2010, we recorded a $13.6 million impairment charge related to software and intangible assets of our Purisma product, resulting from our decision to restructure this business. After analyzing various options, we decided to focus on providing maintenance and customer support to our existing customer base. We determined the new cost basis of these assets is zero based on internally developed cash flow projections (Level III inputs) to measure fair value, as market data of these assets are not readily available. The impairment charge is included in Operating Costs in our North American segment.

During the year ended December 31, 2009, we recorded an impairment charge of $3.0 million related to certain intangible assets related to the Visible Path acquisition. We determined that the new cost basis of certain intangible assets related to the Visible Path acquisition is zero based on Level III inputs. The impairment charge is included in Operating Costs in our North American segment.

See Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail on our impaired long-lived assets.

As of December 31, 2010, we did not have any unobservable (Level III) inputs in determining fair value for our assets and liabilities measured at fair value on a recurring basis other than our real estate funds. See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail.

Forward-Looking Statements

We may from time-to-time make written or oral "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements contained in filings with the Securities and Exchange Commission, in reports to shareholders and in press releases and investor Web casts. These forward-looking statements can be identified by the use of words like “anticipates,” “aspirations,” “believes,” “continues,” “estimates,” “expects,” “goals,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “targets,” “commits,” “will” and other words of similar meaning. They can also be identified by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in, or remain invested in, our securities. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying in the following paragraphs important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.

The following important factors could cause actual results to differ materially from those projected in such forward-looking statements:

- We rely significantly on third parties to support critical components of our business model in a continuous and high quality manner, including third-party data providers, strategic third-party members in our D&B Worldwide Network, and third parties with whom we have significant outsourcing arrangements;
- Our ability to implement and derive the benefit of our Strategic Technology Investment program announced in February 2010 and to maintain sufficient investment in our technology infrastructure thereafter;
- Demand for our products is subject to intense competition, changes in customer preferences and economic conditions which impact customer behavior;
- Our solutions and brand image are dependent upon the integrity and security of our global database and the continued availability thereof through the internet and by other means, as well as our ability to protect key assets, such as our data centers;
- Our ability to maintain the integrity of our brand and reputation, which we believe are key assets and competitive advantages;
- Our ability to renew large contracts, the related revenue recognition and the timing thereof, or a shift in product mix, may impact our results of operations from period-to-period;
- As a result of the macro-economic challenges currently affecting the global economy, our customers or vendors may experience cash flow problems. This may cause our customers to delay, cancel or significantly decrease their purchases from us and impact their ability to pay amounts owed to us. In addition, our vendors may substantially increase their prices without notice. Such behavior may adversely affect our earnings and cash flow. In addition, if economic conditions in the United States and other key markets deteriorate further or do not show improvement, we may experience material adverse impacts to our business, operating results, and/or access to credit markets;
- Our results are subject to the effects of foreign economies, exchange rate fluctuations, legislative or regulatory requirements, such as the adoption of new or changes in accounting policies and practices, including pronouncements by the Financial Accounting Standards Board or other standard setting bodies, and the implementation or modification of fees or taxes that we must pay to acquire, use, and/or redistribute data. Future laws or regulations with respect to the collection, compilation, use and/ or publication of information and adverse publicity or litigation concerning the commercial use of such information, or changes in the rules governing the operation of the Internet could have a material adverse effect on our business and financial results;

- Our ability to introduce new solutions or services having more breadth and depth of data which allow customers more flexible use of D&B data through web services and third-party solutions, in a seamless way and without disruption to existing solutions such as DNBi;
- Our ability to acquire and successfully integrate other complementary businesses, products and technologies into our existing business, without significant disruption to our existing business or to our financial results;
- The continued adherence by third-party members of our D&B Worldwide Network or other third parties who license and sell under the D&B name to our quality standards, our brand and communication standards and to the terms and conditions of our commercial services arrangements;
- Our future success requires that we attract and retain qualified personnel, including members of our sales force and technology teams, in regions throughout the world;
- The profitability of our International segment depends on our ability to identify and execute on various initiatives, such as the continued implementation of subscription plan pricing, such as DNBi, and successfully managing our D&B Worldwide Network, and our ability to identify and contend with various challenges present in foreign markets, such as local competition and the availability of public records at no cost, or the adoption of new laws or regulations governing the collection, compilation, use and/ or publication of information, particularly in emerging markets;
- Our ability to successfully implement our growth strategy requires that we successfully reduce our expense base through our Financial Flexibility initiatives, and reallocate certain of the expense-base reductions into initiatives that produce desired revenue growth;
- We are involved in various legal proceedings, the outcomes of which are unknown and uncertain with respect to the impact on our cash flow and profitability;
- Our ability to repurchase shares is subject to market conditions, including trading volume in our stock, and our ability to repurchase shares in accordance with applicable securities laws; and
- Our projection for free cash flow is dependent upon our ability to generate revenue, our collection processes, customer payment patterns, the timing and volume of stock option exercises and the amount and timing of payments related to the tax and other matters and legal proceedings in which we are involved.

We elaborate on the above list of important factors throughout this document and in our other filings with the SEC, particularly in the discussion of our Risk Factors in Item 1A. of this Annual Report on Form 10-K. It should be understood that it is not possible to predict or identify all risk factors. Consequently, the above list of important factors and the Risk Factors discussed in Item 1A. of this Annual Report on Form 10-K should not be considered to be a complete discussion of all of our potential trends, risks and uncertainties. Except as otherwise required by federal securities laws, we do not undertake any obligation to update any forward-looking statement we may make from time-to-time.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information in response to this Item is set forth under the caption "Market Risk" in Item 7. of this Annual Report on Form 10-K.

Item 8. ***Financial Statements and Supplementary Data***

Index to Financial Statements and Schedules

Schedules

Schedules are omitted as they are not required or inapplicable or because the required information is provided in our consolidated financial statements, including the notes to our consolidated financial statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the consolidated financial statements reasonably present our financial position and results of operations in conformity with generally accepted accounting principles in the United States of America. Management also has included in the consolidated financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

An independent registered public accounting firm audits our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and their report is provided herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Management designed our internal control systems in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Dun & Bradstreet Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of The Dun & Bradstreet Corporation and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" on page 70. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 1, 2011

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended December 31,		
	2010	2009	2008
	(Amounts in millions, except per share data)		
Revenue	$1,676.6	$1,687.0	$1,726.3
Operating Expenses	557.7	500.3	480.7
Selling and Administrative Expenses	626.9	641.0	686.0
Depreciation and Amortization	68.1	58.1	58.5
Restructuring Charge	14.8	23.1	31.4
Operating Costs	1,267.5	1,222.5	1,256.6
Operating Income	409.1	464.5	469.7
Interest Income	2.1	3.0	11.5
Interest Expense	(46.0)	(45.7)	(47.4)
Other Income (Expense)—Net	22.7	10.7	5.1
Non-Operating Income (Expense)—Net	(21.2)	(32.0)	(30.8)
Income Before Provision for Income Taxes and Equity in Net Income of Affiliates	387.9	432.5	438.9
Provision for Income Taxes	137.9	112.1	128.0
Equity in Net Income of Affiliates	0.9	1.6	1.0
Income from Continuing Operations	250.9	322.0	311.9
Income from Discontinued Operations, Net of Income Taxes	0.0	0.0	0.7
Gain on Disposal of Italian Real Estate Business, Net of Tax Impact	0.0	0.0	0.4
Income from Discontinued Operations, Net of Income Taxes	0.0	0.0	1.1
Net Income	250.9	322.0	313.0
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	1.2	(2.6)	(2.4)
Net Income Attributable to D&B	$ 252.1	$ 319.4	$ 310.6
Basic Earnings Per Share of Common Stock:			
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 5.03	$ 6.06	$ 5.65
Income from Discontinued Operations Attributable to D&B Common Shareholders	0.00	0.00	0.02
Net Income Attributable to D&B Common Shareholders	$ 5.03	$ 6.06	$ 5.67
Diluted Earnings Per Share of Common Stock:			
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 4.98	$ 5.99	$ 5.56
Income from Discontinued Operations Attributable to D&B Common Shareholders	0.00	0.00	0.02
Net Income Attributable to D&B Common Shareholders	$ 4.98	$ 5.99	$ 5.58
Weighted Average Number of Shares Outstanding—Basic	49.9	52.3	54.4
Weighted Average Number of Shares Outstanding—Diluted	50.4	52.9	55.3
Amounts Attributable to D&B Common Shareholders			
Income from Continuing Operations, Net of Income Taxes	$ 252.1	$ 319.4	$ 309.5
Income from Discontinued Operations, Net of Income Taxes	0.0	0.0	1.1
Net Income Attributable to D&B	$ 252.1	$ 319.4	$ 310.6
Cash Dividend Paid Per Common Share	$ 1.40	$ 1.36	$ 1.20
Comprehensive Income (Loss) Attributable to D&B	$ 250.9	$ 352.4	$ (57.2)

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(Amounts in millions, except per share data)	
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 78.5	$ 222.9
Accounts Receivable, Net of Allowance of $17.5 at December 31, 2010 and $15.5 at December 31, 2009	504.3	464.1
Other Receivables	8.3	8.0
Prepaid Taxes	1.5	3.1
Deferred Income Tax	31.8	31.4
Other Prepaids	20.6	24.0
Other Current Assets	23.3	6.1
Total Current Assets	668.3	759.6
Non-Current Assets		
Property, Plant and Equipment, Net of Accumulated Depreciation of $81.5 at December 31, 2010 and $80.6 at December 31, 2009	53.1	53.6
Computer Software, Net of Accumulated Amortization of $372.0 at December 31, 2010 and $347.7 at December 31, 2009	127.9	119.2
Goodwill	599.7	440.8
Deferred Income Tax	167.7	181.9
Other Receivables	66.3	43.8
Other Intangibles (Note 15)	139.8	91.2
Other Non-Current Assets	82.7	59.3
Total Non-Current Assets	1,237.2	989.8
Total Assets	$ 1,905.5	$ 1,749.4
LIABILITIES		
Current Liabilities		
Accounts Payable	$ 34.8	$ 36.4
Accrued Payroll	127.7	104.9
Accrued Income Tax	19.9	3.0
Short-Term Debt	1.5	1.7
Other Accrued and Current Liabilities (Note 15)	165.7	173.4
Deferred Revenue	578.1	539.7
Total Current Liabilities	927.7	859.1
Pension and Postretirement Benefits	436.9	490.5
Long-Term Debt	972.0	961.8
Liabilities for Unrecognized Tax Benefits	131.5	115.5
Other Non-Current Liabilities	83.0	56.5
Total Liabilities	2,551.1	2,483.4
Contingencies (Note 13)		
EQUITY		
D&B SHAREHOLDERS' EQUITY (DEFICIT)		
Series A Junior Participating Preferred Stock, $0.01 par value per share, authorized—0.5 shares; outstanding—none	0.0	0.0
Preferred Stock, $0.01 par value per share, authorized—9.5 shares; outstanding—none	0.0	0.0
Series Common Stock, $0.01 par value per share, authorized—10.0 shares; outstanding—none	0.0	0.0
Common Stock, $0.01 par value per share, authorized—200.0 shares; issued—81.9 shares	0.8	0.8
Capital Surplus	227.3	209.5
Retained Earnings	2,012.7	1,830.7
Treasury Stock, at cost, 32.3 shares at December 31, 2010 and 30.7 shares at December 31, 2009	(2,214.1)	(2,097.7)
Accumulated Other Comprehensive Income (Loss)	(681.1)	(689.0)
Total D&B Shareholders' Equity (Deficit)	(654.4)	(745.7)
Noncontrolling Interest	8.8	11.7
Total Equity (Deficit)	(645.6)	(734.0)
Total Liabilities and Shareholders' Equity (Deficit)	$ 1,905.5	$ 1,749.4

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,		
	2010	2009	2008
	(Amounts in millions)		
Cash Flows from Operating Activities:			
Net Income	$ 250.9	$ 322.0	$ 313.0
Less:			
Gain from Sale of Discontinued Operations	0.0	0.0	0.4
Net Income from Discontinued Operations	0.0	0.0	0.7
Net Income from Continuing Operations	$ 250.9	$ 322.0	$ 311.9
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	68.1	58.1	58.5
Amortization of Unrecognized Pension Loss	12.2	17.3	7.7
Gain from Sales of Businesses	(23.9)	(6.5)	(1.3)
Impairment of Intangible Assets	20.4	3.0	0.0
Income Tax Benefit from Stock-Based Awards	9.2	14.2	22.7
Excess Tax Benefit on Stock-Based Awards	(3.2)	(7.7)	(14.4)
Equity-Based Compensation	18.3	22.3	27.6
Restructuring Charge	14.8	23.1	31.4
Restructuring Payments	(19.9)	(30.5)	(14.5)
Deferred Income Taxes, Net	25.7	40.7	28.4
Accrued Income Taxes, Net	24.7	(28.8)	13.3
Changes in Current Assets and Liabilities:			
Increase in Accounts Receivable	(31.3)	(2.2)	(36.4)
(Increase) Decrease in Other Current Assets	(10.8)	(0.1)	1.1
Increase in Deferred Revenue	46.6	6.6	24.6
(Decrease) Increase in Accounts Payable	(7.9)	(31.5)	35.2
Increase (Decrease) in Accrued Liabilities	13.9	3.8	(31.9)
(Decrease) Increase in Other Accrued and Current Liabilities	(5.4)	(1.4)	5.6
Changes in Non-Current Assets and Liabilities:			
Increase in Other Long-Term Assets	(27.7)	(0.1)	(33.7)
Net (Decrease) Increase in Long-Term Liabilities	(58.6)	(35.4)	1.9
Net, Other Non-Cash Adjustments	3.3	2.6	(3.8)
Net Cash Provided by Operating Activities from Continuing Operations	319.4	369.5	433.9
Net Cash Provided by Operating Activities from Discontinued Operations	0.0	0.0	2.6
Net Cash Provided by Operating Activities	319.4	369.5	436.5
Cash Flows from Investing Activities:			
Proceeds from Sales of Businesses, Net of Cash Divested	9.2	11.7	8.8
Payments for Acquisitions of Businesses, Net of Cash Acquired	(205.0)	(74.6)	(69.2)
Investment in Debt Security	0.0	(5.0)	(10.0)
Cash Settlements of Foreign Currency Contracts	3.0	11.3	(25.6)
Capital Expenditures	(9.5)	(9.2)	(11.8)
Additions to Computer Software and Other Intangibles	(56.4)	(56.1)	(47.7)
Net, Other	5.1	1.2	1.0
Net Cash (Used in) Investing Activities from Continuing Operations	(253.6)	(120.7)	(154.5)
Net Cash (Used in) Investing Activities from Discontinued Operations	0.0	0.0	(11.7)
Net Cash Used in Investing Activities	(253.6)	(120.7)	(166.2)
Cash Flows from Financing Activities:			
Payments for Purchases of Treasury Shares	(134.8)	(225.6)	(381.9)
Net Proceeds from Stock-Based Awards	8.1	21.2	23.8
Payment of Debt	(300.7)	0.0	0.0
Proceeds from Issuance of Long-Term Debt	298.9	0.0	400.0
Payment of Bond Issuance Costs	(1.9)	0.0	(3.0)
Payments of Dividends	(70.0)	(71.5)	(65.6)
Proceeds from Borrowings on Credit Facilities	321.7	311.6	779.6
Payments of Borrowings on Credit Facilities	(309.0)	(255.6)	(1,001.5)
Termination of Interest Rate Derivatives	0.0	0.0	(8.5)
Excess Tax Benefit on Stock-Based Awards	3.2	7.7	14.4
Capital Lease and Other Long-Term Financing Obligation Payment	(5.9)	0.0	0.0
Net, Other	(2.5)	(0.9)	0.2
Net Cash Used in Financing Activities	(192.9)	(213.1)	(242.5)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(17.3)	23.0	(53.3)
(Decrease) Increase in Cash and Cash Equivalents	(144.4)	58.7	(25.5)
Cash and Cash Equivalents, Beginning of Period	222.9	164.2	189.7
Cash and Cash Equivalents, End of Period	$ 78.5	$ 222.9	$ 164.2
Supplemental Disclosure of Cash Flow Information:			
Cash Paid (Received) for:			
Income Taxes, Net of Refunds	$ 78.3	$ 86.0	$ 63.6
Interest	$ 48.0	$ 43.7	$ 41.0

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

	For the Years Ended December 31, 2010, 2009 and 2008										
					Accumulated Other Comprehensive Income (Loss)						
	Common Stock ($0.01 Par Value)	Capital Surplus	Retained Earnings	Treasury Stock	Cumulative Translation Adjustment	Minimum Pension Liability Adjustment	Derivative Financial Instrument	Total D&B Shareholders' Equity (Deficit)	Noncontrolling Interest	Total Equity (Deficit)	Comprehensive Income (Loss)
	(Dollar amounts in millions, except per share data)										
Balance, January 1, 2008	0.8	196.4	1,320.7	(1,603.8)	(133.0)	(223.1)	1.9	(440.1)	3.6	(436.5)	
Net Income			310.6					310.6	2.4	313.0	$313.0
Equity-Based Plans		3.2		61.3				64.5		64.5	
Treasury Shares Acquired				(381.9)				(381.9)		(381.9)	
Pension Adjustments, net of tax of $186.9						(291.1)		(291.1)		(291.1)	(291.1)
Dividend Declared			(48.5)					(48.5)		(48.5)	
Adjustments to Legacy Tax Matters		6.5						6.5		6.5	
Change in Cumulative Translation Adjustment					(71.3)			(71.3)	0.5	(70.8)	(70.8)
Acquisitions/Joint Ventures								0.0	(0.4)	(0.4)	
Derivative Financial Instrument, net of tax of $3.4							(5.4)	(5.4)		(5.4)	(5.4)
Total Comprehensive Income (Loss)											$ (54.3)
Balance, December 31, 2008	0.8	206.1	1,582.8	(1,924.4)	(204.3)	(514.2)	(3.5)	(856.7)	6.1	(850.6)	
Comprehensive Income (Loss) Attributable to the Noncontrolling Interest											(2.9)
Comprehensive Income (Loss) Attributable to D&B											$ (57.2)
Net Income			319.4					319.4	2.6	322.0	$322.0
Purchase of shares								0.0	3.2	3.2	
Payment to noncontrolling interest								0.0	(0.5)	(0.5)	
Equity-Based Plans		(3.1)		52.3				49.2		49.2	
Treasury Shares Acquired				(225.6)				(225.6)		(225.6)	
Pension Adjustments, net of tax of $2.3						(10.4)		(10.4)		(10.4)	(10.4)
Dividend Declared			(71.5)					(71.5)		(71.5)	
Adjustments to Legacy Tax Matters		6.5						6.5		6.5	
Change in Cumulative Translation Adjustment					42.9			42.9	0.3	43.2	43.2
Derivative Financial Instruments, no tax impact							0.5	0.5		0.5	0.5
Total Comprehensive Income (Loss)											$355.3
Balance, December 31, 2009	0.8	209.5	1,830.7	(2,097.7)	(161.4)	(524.6)	(3.0)	(745.7)	11.7	(734.0)	
Comprehensive Income (Loss) Attributable to the Noncontrolling Interest											(2.9)
Comprehensive Income (Loss) Attributable to D&B											$352.4
Net Income			252.1					252.1	(1.2)	250.9	$250.9
Purchase of shares		(0.3)						(0.3)	(0.2)	(0.5)	
Payment to noncontrolling interest								0.0	(1.9)	(1.9)	
Equity-Based Plans		11.6		18.4				30.0		30.0	
Treasury Shares Acquired				(134.8)				(134.8)		(134.8)	
Pension Adjustments, net of tax of $16.5						8.6		8.6		8.6	(0.5)
Dividend Declared			(70.1)					(70.1)		(70.1)	
Adjustments to Legacy Tax Matters		6.5						6.5		6.5	
Change in Cumulative Translation Adjustment					(0.7)			(0.7)	0.4	(0.3)	(0.3)
Total Comprehensive Income (Loss)											$250.1
Balance, December 31, 2010	$0.8	$227.3	$2,012.7	$(2,214.1)	$(162.1)	$(516.0)	$(3.0)	$(654.4)	$8.8	$(645.6)	
Comprehensive Income (Loss) Attributable to the Noncontrolling Interest											0.8
Comprehensive Income (Loss) Attributable to D&B											$250.9

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular dollar amounts in millions, except per share data)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business. The Dun & Bradstreet Corporation ("D&B" or "we" or "our") is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence ® for 170 years. Our global commercial database contains more than 188 million business records. The database is enhanced by our proprietary DUNSRight ® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

We provide solution sets that meet a diverse set of customer needs globally. Customers use our D&B Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; our D&B Sales & Marketing Solutions™ to increase revenue from new and existing customers; and our D&B Internet Solutions® to convert prospects into clients faster by enabling business professionals to research companies, executives and industries.

Basis of Presentation. The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; allocation of the purchase price in acquisition accounting; long-term asset and amortization recoverability; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the revisions in the consolidated financial statements in the period in which we determine any revisions to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are carried under the equity method of accounting. Investments over which we do not have significant influence are recorded under the cost method of accounting. We periodically review our investments to determine if there has been any impairment judged to be other than temporary. Such impairments are recorded as write-downs in the statement of operations.

All intercompany transactions and balances have been eliminated in consolidation.

The financial statements of our subsidiaries outside North America reflect a fiscal year ended November 30, in order to facilitate timely reporting of our consolidated financial results and financial position.

On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We have reflected the results of this business as discontinued operations in the consolidated statements of earnings for all periods presented. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K. We have recorded the resulting gain of $0.4 million (both pre-tax and after-tax) from the sale in the first quarter of 2008 in the consolidated statement of operations.

Significant Accounting Policies

Revenue Recognition. Revenue is recognized when the following four conditions are met:

- Persuasive evidence of an arrangement exists;
- The contract fee is fixed and determinable;
- Delivery or performance has occurred; and
- Collectibility is reasonably assured.

If at the outset of an arrangement, we determine that collectibility is not reasonably assured, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement, we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes estimable, assuming all other revenue recognition criteria have been met.

Our Risk Management Solutions are generally sold under fixed price subscription contracts that allow customers unlimited access to risk information. Revenue on this type of contract is recognized ratably over the term of the contract, which is generally one year.

Risk information is also sold using monthly or annual contracts that allow customers to purchase our risk information up to the contract amount based on an agreed price list. Once the contract amount is fully used, additional risk information can be purchased at per-item prices which may be different than those in the original contract. Revenue on these contracts is recognized on a per-item basis as information is purchased and delivered to the customer. If customers do not use the full amount of their contract and forfeit the unused portion, we recognize the forfeited amount as revenue at contract expiration.

Where a data file of risk information is sold with periodic updates to that information, a portion of the revenue related to the updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis over the term of the contract.

Revenue related to services, such as monitoring, is recognized ratably over the period of performance.

Sales & Marketing Solutions that provide continuous access to our marketing information and business reference databases may include access or hosting fees which are sold on a subscription basis. Revenue is recognized ratably over the term of the contract, which is typically one year.

Where a data file of marketing information is sold, we recognize revenue upon delivery of the marketing data file to the customer. If the contract provides for periodic updates to that marketing data file, the portion of the revenue related to updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis, over the term of the contract.

Internet Solutions represent the results of our Hoover's business, including both the First Research division and the AllBusiness.com division. Hoover's and First Research provide subscription solutions that allow continuous access to our business information databases. Revenue is recognized ratably over the term of the contract, which is generally one year. Any additional solutions purchased are recognized upon delivery to the customer. AllBusiness.com provides online media and e-commerce products that provide advertisers the ability to target small business customers. Revenue is recognized as solutions are delivered to the customer over the contract period.

Sales of software that are considered to be more than incidental are recognized in revenue when a non-cancelable license agreement has been signed and the software has been shipped and installed, if required.

Revenue from consulting and training services is recognized as the services are performed.

We have certain solution offerings that are sold as multi-element arrangements. The multiple elements or deliverables may include access to our business information databases, information data files, updates, software and services. To account for each deliverable as a separate unit of accounting, they each must meet all of the following separation criteria:

- The delivered item(s) has value to the customer on a stand-alone basis;
- There is objective and reliable evidence of fair value of the undelivered item(s); and
- If the arrangement includes a general right of return relative to the undelivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company.

If the deliverable or a group of deliverables meets the separation criteria, the total arrangement consideration is allocated to each unit of accounting based on its relative fair value. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

We obtain vendor specific objective evidence ("VSOE") of the fair value of a deliverable by monitoring the price at which we sell the deliverable on a standalone basis. Where we are unable to use VSOE, we may use the price at which we or a third party sell a similar product to similarly situated customers on a standalone basis. If we do not have fair value for the delivered items, the contract fee is allocated to the undelivered items based on their fair values and the remaining residual amount, if any, is allocated to the delivered items.

After the arrangement consideration is allocated to each unit of accounting, we apply the appropriate revenue recognition method from those described above for each unit of accounting, assuming all other revenue recognition criteria are met. All deliverables that do not meet the separation criteria are combined with an undelivered unit of accounting. We generally recognize revenue for a combined unit of accounting based on the method most appropriate for the last delivered item.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales of our information solutions and generally relates to deferral of subscription revenue. Deferred revenue is included in current liabilities in the balance sheet and is subsequently recognized as revenue in accordance with our revenue recognition policies.

We record revenue on a net basis for those sales where we act as an agent or broker in the transaction.

Sales Cancellations. In determining sales cancellation allowances, we analyze historical trends, customer-specific factors and current economic trends.

Restructuring Charges. Restructuring charges have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

(Tabular dollar amounts in millions, except per share data)

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

Employee Benefit Plans. We provide various defined benefit plans to our employees as well as healthcare benefits to our retired employees. We use actuarial assumptions to calculate pension and benefit costs as well as pension assets and liabilities included in our consolidated financial statements. See Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K for further detail.

Income Taxes and Tax Contingencies. In determining taxable income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Legal Contingencies. We are involved in legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in the consolidated financial statements. In other instances, because of the uncertainties related to the probable outcome and/or amount or range of loss, we are unable to make a reasonable estimate of a liability, if any. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Cash and Cash Equivalents. We consider all investments purchased with an initial term to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates market value because of the short maturity of the instruments.

Accounts Receivable and Allowance for Bad Debts. Accounts receivable are recorded at the invoiced amount and do not bear interest. With respect to estimating the allowance for bad debts, we analyze the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends.

Property, Plant and Equipment. Property, plant and equipment are stated at cost, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated using the straight-line method. Buildings are depreciated over a period of 40 years. Equipment is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Property, plant and equipment depreciation and amortization expense for the years ended December 31, 2010, 2009 and 2008 was $12.4 million, $10.7 million and $10.3 million, respectively.

Computer Software. We develop various computer software applications for internal use including systems which support our databases and common business services and processes (back-end systems), our financial and administrative systems (back-office systems) and systems which we use to deliver our information solutions to customers (customer-facing systems).

We expense costs incurred during the preliminary development stage which includes conceptual formulation and review of alternatives. Once that stage is complete, we begin the application development stage which includes design, coding and testing. Direct internal and external costs incurred during this stage are capitalized. Capitalization of costs cease when the software is ready for its intended use and all substantial testing is completed. Upgrades and enhancements which provide added functionality are accounted for in the same manner. Maintenance costs incurred solely to extend the life of the software are expensed as incurred.

(Tabular dollar amounts in millions, except per share data)

We periodically reassess the estimated useful lives of our computer software considering our overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets. Effective April 1, 2009, we increased the lives of our back-end and back-office software from three to five years to five to eight years. Customer-facing software will continue to have lives of three to five years. The impact of this change for the year ended December 31, 2009 was a reduction in software amortization expense by approximately $7 million after-tax ($0.14 per diluted share), respectively.

Internal-use software is tested for impairment along with other long-lived assets (See Impairment of Long-Lived Assets).

We also develop software for sale to customers. Costs are expensed until technological feasibility is established after which costs are capitalized until the software is ready for general release to customers. Costs of enhancements which extend the life or improve the marketability of the software are capitalized once technological feasibility is reached. Maintenance and customer support are expensed as incurred.

Capitalized costs of software for sale are amortized on a straight-line basis over the estimated economic life of the software of three years. We continually evaluate recoverability of the unamortized costs, which are reported at the lower of unamortized cost or net realizable value.

The computer software amortization expense for the years ended December 31, 2010, 2009 and 2008 was $40.1 million, $35.0 million and $38.9 million, respectively. As of December 31, 2010 and 2009, we acquired $4.6 million and $7.0 million, respectively, of computer software, which was included in accounts payable and accrued liabilities on the accompanying consolidated balance sheet as of December 31, 2010 and 2009, and was therefore excluded from the consolidated statement of cash flows for the years ended December 31, 2010 and 2009, respectively.

Goodwill and Other Intangible Assets. Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangibles with an indefinite life are not subject to regular periodic amortization. Instead, the carrying amount of the goodwill and indefinite-lived intangibles is tested for impairment at least annually, and between annual tests if events or circumstances warrant such a test. An impairment loss would be recognized if the carrying amount exceeded the fair value.

We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our reporting units are North America, United Kingdom, Benelux, Latin America, Partnerships, Japan, Greater China, Australia and India. We perform a two-step goodwill impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the market approach. Under the market approach, we estimate the fair value based on market multiples of revenue or earnings. If the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that reporting unit, goodwill is not impaired and no further test is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the second step of the impairment test is performed to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is the difference between the fair value of the reporting unit and the fair value of its identifiable net assets. If the carrying value of goodwill exceeds the implied value of goodwill, an impairment loss is recorded as operating expense equal to the difference.

For indefinite-lived intangibles, other than goodwill, an impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets.

(Tabular dollar amounts in millions, except per share data)

No impairment charges related to goodwill and indefinite-lived intangible assets have been recognized for the fiscal years ended December 31, 2010, 2009 and 2008.

Other intangibles, which primarily include customer lists and relationships, trademarks, and technology related assets resulting from acquisitions, are being amortized over one to eighteen years based on their estimated useful life using the straight-line method. Other intangibles amortization expense for the years ended December 31, 2010, 2009 and 2008 was $15.5 million, $12.4 million and $9.3 million, respectively. Other intangibles are tested for recoverability along with other long-lived assets, excluding goodwill and indefinite lived intangibles, whenever events or circumstances indicate the carrying value may not be recoverable. See Impairment of Long-Lived Assets below.

Future amortization of acquired intangible assets as of December 31, 2010 is as follows:

Total	2011	2012	2013	2014	2015	Thereafter
$139.8	$21.0	$19.2	$18.4	$16.7	$13.8	$50.7

Impairment of Long-Lived Assets. Long-lived assets including property, plant and equipment, internal-use software and other intangible assets held for use are tested for impairment when events or circumstances indicate the carrying amount of the asset group which includes these assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an asset group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. We generally estimate the fair value of an asset group using an income approach.

During the second quarter of 2010, we recorded an impairment charge of $6.8 million of intangible assets related to database, technology, tradename and customer relationships related to the Quality Education Data ("QED") acquisition as a result of an examination of such assets initiated in connection with a recent settlement with the Federal Trade Commission ("FTC") (See Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K). We determined that the new cost basis of these intangible assets based on internally developed cash flow projections (Level III inputs) to measure fair value, as market data of these assets are not readily available. The impairment charge is included in Operating Costs in our North American segment.

During the third quarter of 2010, we recorded a $13.6 million impairment charge related to software and intangible assets of our Purisma product, resulting from our decision to restructure this business. After analyzing various options, we decided to focus on providing maintenance and customer support to our existing customer base. We determined the new cost basis of these assets is zero based on internally developed cash flow projections (Level III inputs) to measure fair value, as market data of these assets are not readily available. The impairment charge is included in Operating Costs in our North American segment.

During the year ended December 31, 2009, we recorded an impairment charge of $3.0 million related to certain intangible assets related to the Visible Path acquisition. We determined that the new cost basis of certain intangible assets related to the Visible Path acquisition is zero based on Level III inputs. The impairment charge is included in Operating Costs in our North American segment.

No impairment charges related to long-lived assets were recorded for the fiscal year ended December 31, 2008.

Foreign Currency Translation. For all operations outside the U.S. where we have designated the local currency as the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using average exchange rates for the year. For those countries where we designate the local currency as the functional currency, translation adjustments are accumulated in a separate component of shareholders' equity.

Earnings Per Share ("EPS") of Common Stock. Basic EPS is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted EPS is calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period. The difference between basic and diluted EPS is solely attributable to stock options and restricted stock programs. We use the treasury stock method to calculate the impact of outstanding stock options and restricted stock.

In accordance with the authoritative guidance in ASC 260-10, "Earnings Per Share," we are required to assess if any of our share-based payment transactions are deemed participating securities prior to vesting and therefore need to be included in the earnings allocation when computing EPS under the two-class method. The two-class method requires earnings to be allocated between common shareholders and holders of participating securities. All outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered to be a separate class of common stock and should be included in the calculation of basic and diluted EPS. Based on a review of our stock-based awards, we have determined that only our restricted stock awards are deemed participating securities. We adopted the authoritative guidance regarding share-based payments effective January 1, 2009. The impact of the adoption resulted in a four-cent and two-cent decrease to our basic and diluted EPS for the year ended December 31, 2008.

Stock-Based Compensation. Our stock-based compensation programs are described more fully in Note 11 to our consolidated financial statements included in this Annual Report on Form 10-K.

The compensation expense of our stock-based compensation programs is calculated by estimating the fair value of each stock-based award at the date of grant. The stock-based compensation expense is recognized over the shorter of the award's vesting period or the period from the date of grant to the date when retirement eligibility is achieved. In addition, we estimate future forfeitures in calculating the stock-based compensation expense as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur.

For stock option awards, the fair value is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires that we make assumptions about the stock price volatility, dividend yield, expected term of the stock option and risk-free interest rates. Our expected stock price volatility assumption is derived from the historical volatility of our common stock. The expected dividend yield assumption is determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. Beginning in 2009, we began determining our expected term assumption using a midpoint scenario which combines our historical exercise data with hypothetical exercise data for our unexercised stock options. Prior to 2009, our expected term assumption was determined using the "Simplified Method," as prescribed by the Securities and Exchange Commission ("SEC"), for estimating the expected life of the options. Our risk-free interest rate assumption corresponds to the expected term assumption of the stock option and is based on the U.S. Treasury yield curve in effect at the time of grant.

For restricted stock and restricted stock unit awards the fair value is estimated by using the average of the high and low price of our common stock on the date of grant.

If factors change, we may decide to use different assumptions under the Black-Scholes option valuation model and our forfeiture assumption in the future, which could materially affect our stock-based compensation expense, operating income, net income and earnings per share.

(Tabular dollar amounts in millions, except per share data)

Financial Instruments. We use financial instruments, including foreign exchange forward, option and swap contracts, to manage our exposure to movements in foreign exchange rates and interest rates. The use of these financial instruments modifies our exposure to these risks with the intent to reduce the risk or costs to us.

We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. We do not use derivatives for trading purposes or speculative purposes.

We use foreign exchange forward and option contracts to hedge cross-border intercompany transactions and certain non-U.S. earnings. These forward and option contracts are mark-to-market and gains and losses are recorded as other income or expense. In addition, foreign exchange forward contracts are used to hedge certain of our foreign net investments. The gains and losses associated with these contracts are recorded in "Cumulative Translation Adjustments," a component of shareholders' equity.

From time-to-time, we use interest rate swap agreements to hedge long-term fixed-rate debt. In November 2010, we issued senior notes with a face value of $300 million that mature on November 15, 2015 (the "2015 notes"). In November and December 2010, we executed interest rate fair value hedges in the form of interest rate swap agreements in order to offset the change in fair value of the fixed rate 2015 notes attributable to changes in LIBOR. When executed, we designate the swaps as fair-value hedges and assess whether the swaps are highly effective in offsetting changes in the fair value of the hedged debt. We formally document all relationships between hedging instruments and hedged items, and we have documented policies for management of our exposures. Changes in fair values of interest rate swap agreements that are designated fair-value hedges are recognized in earnings as an adjustment of interest expense. The effectiveness of hedge accounting is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. See Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K.

Also, from time-to-time, we use interest rate swap agreements to hedge our variable-rate debt. In January 2009 and December 31, 2008, we executed interest rate cash flow hedges in the form of interest rate swap agreements in order to mitigate our exposure to variability in cash flows for future payments on a designated portion of our borrowings. We defer gains and losses on this derivative instrument in the accumulated other comprehensive income (loss) line of our consolidated balance sheet until the hedged transaction impacts our earnings. The effectiveness of hedge accounting is monitored on an ongoing basis, and any resulting ineffectiveness will be recorded as gains and losses in earnings in the respective measurement period. See Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K for further detail.

Transaction gains and losses are recognized in earnings in "Other Income (Expense)—Net." We recorded transaction gains of $0.9 million, transactions losses of $0.4 million and transaction gains of $3.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Fair Value Measurements. We account for certain assets and liabilities at fair value. We define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level Input:	**Input Definition:**
Level I	Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.

(Tabular dollar amounts in millions, except per share data)

Level II	Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs for the asset or liability in which little or no market data exists therefore requiring management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The estimated fair values of financial assets and liabilities and certain non-financial assets and liabilities, which are presented herein, have been determined by our management using available market information and appropriate valuation methodologies. However, judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts we could realize in a current market sale. See Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K.

Note 2. Recent Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-29, "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)," which amends authoritative guidance on business combinations regarding how public entities disclose supplemental pro forma information for business combinations that occur during the year. Entities that present comparative financial statements for business combinations must disclose the revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the prior annual reporting period. The authoritative guidance also expanded the disclosures for entities to provide the nature and amount of material, nonrecurring pro forma adjustments directly related to the business combination that is included in the reported pro forma revenue and earnings. The authoritative guidance is effective for business combinations completed in the periods beginning after December 15, 2010 and is applied prospectively as of the date of adoption. We adopted the authoritative guidance on January 1, 2011.

In December 2010, the FASB issued ASU No. 2010-28, "Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)," which requires entities with a zero or negative carrying value to assess, considering qualitative factors, whether it is more likely than not that a goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. The authoritative guidance does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test. The authoritative guidance is effective for impairment tests performed for fiscal years beginning after December 15, 2010. We adopted the authoritative guidance on January 1, 2011.

In February 2010, the FASB issued ASU No. 2010-9, "Amendments to Certain Recognition and Disclosure Requirements," which amends authoritative guidance on certain implementation issues related to the requirement for entities to perform and disclose subsequent events procedures. The authoritative guidance requires SEC filers to evaluate subsequent events through the date the financial statements are available to be issued and exempts SEC filers from disclosing the date through which subsequent events have been evaluated. The authoritative

(Tabular dollar amounts in millions, except per share data)

guidance was effective immediately for financial statements that are issued or available to be issued. We adopted the authoritative guidance as of January 1, 2010, and it did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures—Improving Disclosures and Fair Value Measurements," which adds new requirements for disclosures about transfers into and out of Level I and Level II and for separate disclosures about purchases, sales, issuances and settlements relating to Level III measurements. In addition, this amendment further clarifies the existing fair value disclosure requirements. The authoritative guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the newly added disclosure for Level III activity, became effective for fiscal years beginning after December 15, 2010. We adopted the authoritative guidance in the fourth quarter of 2009 for disclosures related to Level I and Level II. The adoption of this section of the authoritative guidance did not have a material impact on our consolidated financial statements. We adopted the new disclosures on Level III in the fourth quarter of 2010, and it did not have a material impact on our consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," which amends consolidation guidance that applies to variable interest entities or "VIEs." This guidance changes how a reporting entity evaluates whether an entity is considered the primary beneficiary of a VIE and is therefore required to consolidate the VIE. The guidance requires assessments at each reporting period to determine whether an entity is a VIE, which party within the VIE is considered the primary beneficiary and which type of financial statement disclosures are required. The authoritative guidance was effective as of the beginning of the first fiscal year that begins after November 15, 2009. We adopted the authoritative guidance as of January 1, 2010, and it did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements that Include Software Elements," which amends guidance in ASC 985-605, "Software," which focuses on determining which arrangements are included or excluded from the scope of existing software revenue guidance under ASC 985. This guidance removes non-software components of tangible products and certain software components of tangible products from the scope of the existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The authoritative guidance may be applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all arrangements in the period presented. We adopted the new authoritative guidance prospectively as of January 1, 2011. The adoption of this authoritative guidance did not have a material impact on our consolidated financial statements in the period of adoption and is also not expected to have a material impact on our revenue in periods after the initial adoption.

In October 2009, the FASB issued ASU No. 2009-13, "Revenue Recognition—Multiple-Deliverable Revenue Arrangements," which amends guidance in ASC 605-25, "Revenue Recognition: Multiple-Element Arrangements." The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics. It also provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. The authoritative guidance requires new and expanded disclosures and is applied

(Tabular dollar amounts in millions, except per share data)

prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all periods presented. We adopted the new authoritative guidance prospectively as of January 1, 2011. The adoption of this authoritative guidance will not have a material impact on our consolidated financial statements and is not expected to have a material impact on our revenue in periods after the initial adoption when applied to multiple element agreements based on the currently anticipated business volume and pricing.

Note 3. Restructuring Charges

Financial Flexibility is an ongoing process by which we seek to reallocate our spending from low-growth or low-value activities to other activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. With most initiatives, we have incurred restructuring charges (which generally consist of employee severance and termination costs, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income). These charges are incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions. We have also incurred transition costs such as consulting fees, costs of temporary workers, relocation costs and stay bonuses to implement our Financial Flexibility initiatives.

Restructuring charges have been recorded in accordance with ASC 712-10 and/or ASC 420-10, as appropriate.

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

During the year ended December 31, 2010, we recorded a $14.8 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $11.7 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 325 employees were impacted. Of these 325 employees, approximately 315 employees have exited the Company and approximately 10 employees will exit the Company in 2011. The cash payments for these employees will be substantially completed by the second quarter of 2011; and

(Tabular dollar amounts in millions, except per share data)

- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $3.1 million.

During the year ended December 31, 2009, we recorded a $23.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $12.7 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 535 employees were impacted; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $10.4 million.

During the year ended December 31, 2008, we recorded a $31.4 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $27.5 million in accordance with the provisions of ASC 712-10 were recorded. In total, approximately 500 employees were impacted; and
- Severance and termination costs of $3.0 million in accordance with the provisions of ASC 420-10 were recorded. In total, approximately 40 employees were impacted.

The following table sets forth, in accordance with ASC 712-10 and/or ASC 420-10, the restructuring reserves and utilization related to our Financial Flexibility initiatives.

	Severance and Termination	Lease Termination Obligations and Other Exit Costs	Total
Restructuring Charges:			
Balance Remaining as of January 1, 2008	$ 6.2	$ 0.2	$ 6.4
Charge Taken during the Year Ended December 31, 2008	30.5	0.9	31.4
Payments during the Year Ended December 31, 2008	(15.0)	(0.9)	(15.9)
Balance Remaining as of December 31, 2008	21.7	0.2	21.9
Charge Taken during the Year Ended December 31, 2009	12.7	10.4	23.1
Payments during the Year Ended December 31, 2009	(20.6)	(9.9)	(30.5)
Balance Remaining as of December 31, 2009	13.8	0.7	14.5
Charge Taken during the Year Ended December 31, 2010	11.7	3.1	14.8
Payments during the Year Ended December 31, 2010	(16.6)	(3.3)	(19.9)
Balance Remaining as of December 31, 2010	$ 8.9	$ 0.5	$ 9.4

For initiatives taken during the years ended December 31, 2009 and 2008, all actions were substantially completed as of December 31, 2010.

Note 4. Acquisitions

Dun & Bradstreet Australia Holdings Limited

On August 31, 2010, we acquired a 100% equity interest in Dun and Bradstreet Australia Holdings Limited ("D&B Australia") for a net cash outlay of $204.5 million, subject to a working capital adjustment, primarily with international cash on hand. Related to this acquisition, we entered into a hedge to protect the translation of

(Tabular dollar amounts in millions, except per share data)

the Australian Dollar-denominated purchase price into U.S. Dollars and realized a net derivative gain of $3.4 million in "Other Income (Expense)—Net" in our consolidated statement of operations. D&B Australia was a member of the D&B Worldwide Network ® and is the leading credit and information service provider in Australia and New Zealand.

The acquisition of D&B Australia represents a strong fit with our international strategy and allows us to participate directly in a geographic region that has increasing importance for our global customers. D&B Australia is a leader in commercial risk and receivables management and owns and operates an emerging high growth consumer credit service. Through these businesses, D&B Australia is able to efficiently collect high quality data on most businesses within Australia and New Zealand. The results of D&B Australia have been included in our consolidated financial statements since the date of acquisition.

The acquisition was valued at $209.5 million, including a working capital adjustment of $1.6 million. Transaction costs of $3.2 million were included in operating expenses in the consolidated statement of operations. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of acquisition. The table below reflects the purchase price related to the acquisition and the resulting preliminary purchase price allocations:

	Amortization Life (years)	Acquisition
Current Assets		$ 21.8
Intangible Assets:		
Goodwill		151.2
Customer Relationships	10 - 14	27.2
Database	6	15.4
Technology	7.5	10.5
Reacquired Rights	12	11.5
Trade Name	Indefinite	0.8
Other		13.5
Total Assets Acquired		251.9
Current Liabilities		(21.9)
Noncurrent Liabilities		(20.5)
Total Liabilities Assumed		(42.4)
Total Purchase Price		$209.5

The goodwill was assigned to our Australia reporting unit, which is a part of our International segment. The primary item that generated the goodwill is the value of revenue growth from D&B Australia's future customers and future technology development. The intangible assets, with useful lives from 6 to 14 years, are being amortized over a weighted-average useful life of 9.5 years. The intangibles have recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2010 is not material, and, as such, pro forma financial results have not been presented.

ICC Holdings

During the third quarter of 2009, we acquired substantially all of the assets of Bisnode's UK operations and a 100% equity interest in Bisnode's Irish operations ("ICC"), with cash on hand. ICC is a large provider of risk

(Tabular dollar amounts in millions, except per share data)

and business information in the United Kingdom and Ireland markets. We believe that the acquisition of ICC will help drive significant operational efficiencies and improve the customer value proposition for our Risk Management Solutions business. The results of ICC have been included in our consolidated financial statements since the date of acquisition.

The transaction was valued at $17.2 million, including a working capital adjustment of $0.2 million. Transaction costs of $1.0 million were included in operating expenses in the consolidated statement of operations. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair value at the date of acquisition. The table below reflects the purchase price related to the acquisition and the resulting purchase price allocations:

	Amortization Life (years)	Acquisition
Current Assets		$ 8.2
Intangible Assets:		
Customer Relationships	11	3.9
Technology	5	4.0
Trademark	10	0.9
Database	5	4.0
Other		0.6
Total Assets Acquired		21.6
Current Liabilities		(4.3)
Noncurrent Liabilities		(0.1)
Total Liabilities Assumed		(4.4)
Total Purchase Price		$17.2

No goodwill was recognized in this transaction. The intangible assets, with useful lives from 5 to 11 years, are being amortized over a weighted average useful life of 7.2 years and have been recorded as "Trademark, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2009 is not material, and, as such, pro forma financial results have not been presented.

RoadWay International Limited

During the third quarter of 2009, we acquired a 90% equity interest in RoadWay International Limited ("RoadWay"), with cash on hand. RoadWay is the leading provider of integrated services of direct marketing in China. As part of the transaction, D&B Huaxia, our existing joint venture company with Huaxia in China, transferred its Sales & Marketing Solutions business to RoadWay. As a result, RoadWay has become our specialized Sales & Marketing Solutions arm in China, catering to customer needs in business and consumer database marketing. The results of RoadWay have been included in our consolidated financial statements since the date of acquisition.

(Tabular dollar amounts in millions, except per share data)

The transaction was valued at $28.3 million. Transaction costs of $0.7 million were included in operating expenses in the consolidated statement of operations. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair value at the date of acquisition. Based on the share purchase and share subscription agreement, the noncontrolling interest is estimated based on the fair value of the net assets acquired. The table below reflects the purchase price related to the acquisition and the resulting purchase price allocations:

	Amortization Life (years)	Acquisition
Current Assets		$ 5.3
Intangible Assets:		
Goodwill		21.6
Customer Relationships	5.5	1.1
Technology	6	2.1
Trademark	7.5	0.6
Database	6.5	1.3
Other		0.2
Total Assets Acquired		32.2
Current Liabilities		(1.9)
Noncurrent Liabilities		(1.3)
Total Liabilities Assumed		(3.2)
Noncontrolling Interest		(0.7)
Total Purchase Price		$28.3

The goodwill was assigned to our Greater China reporting unit which is a part of our International segment. The primary item that generated the goodwill is the value of revenue growth and synergies between the acquired entity and our Sales & Marketing Solutions, catering to customers needs in business and consumer database marketing. The intangible assets, with useful lives from 1 to 7.5 years, are being amortized over a weighted-average useful life of 6.2 years and have been recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2009 is not material, and, as such, pro forma financial results have not been presented.

Quality Education Data

During the first quarter of 2009, we acquired substantially all of the assets and assumed certain liabilities related to QED for $29.0 million with cash on hand. QED was a provider of educational data and services located in Denver, Colorado. QED has been a natural fit with our Sales & Marketing Solutions as both provide education marketers with high quality data and services. The results of QED have been included in our consolidated financial statements since the date of acquisition.

(Tabular dollar amounts in millions, except per share data)

The transaction was valued at $29.0 million. Transaction costs of $1.0 million were included in operating expenses in the consolidated statement of operations. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair value at the date of acquisition. The table below reflects the purchase price related to the acquisition and the resulting purchase price allocations:

	Amortization Life (years)	Acquisition
Current Assets		$ 1.7
Intangible Assets:		
Goodwill		14.6
Customer Relationships	12	8.0
Technology	8	2.4
Trade Name	16.5	0.2
Database	7	2.5
Total Assets Acquired		29.4
Total Liabilities Assumed		(0.4)
Total Purchase Price		$29.0

The goodwill was assigned to our North America reporting unit. The primary item that generated the goodwill is the value of revenue growth and synergies between the acquired entity and our Sales and Marketing Solutions as both provide education marketers with high quality data and services. The intangible assets, with useful lives from 7 to 16.5 years, are being amortized over a weighted-average useful life of 10.4 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2009 is not material, and, as such, pro forma financial results have not been presented.

During the second quarter of 2010, we wrote-off $6.8 million of intangible assets related to database, technology, tradename and customer relationships as well as we revised the useful lives of customer relationships from twelve years to eight years as a result of an examination of such assets initiated in connection with a recent settlement with the FTC. See Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K for a description on the FTC matter.

Treatment of Goodwill

The acquisition of QED was an asset acquisition and, as a result, the associated goodwill is deductible for tax purposes. The acquisition of D&B Australia was a stock acquisition and, as a result, the associated goodwill is not deductible for tax purposes. The goodwill associated with RoadWay is not deductible for tax purposes.

In the aggregate, the impact the acquisitions would have had on our results is not material, and, as such, pro forma financial results have not been presented.

(Tabular dollar amounts in millions, except per share data)

Note 5. Income Taxes

Income before provision for income taxes consisted of:

	For the Years Ended December 31,		
	2010	2009	2008
U.S.	$316.2	$332.4	$345.8
Non-U.S.	71.7	100.1	93.1
Income Before Provision for Income Taxes, Minority Interests and Equity in Net Income of Affiliates	$387.9	$432.5	$438.9

The provision for income taxes consisted of:

	For the Years Ended December 31,		
	2010	2009	2008
Current Tax Provision:			
U.S. Federal	$ 84.8	$ 75.2	$ 87.5
State and Local	19.6	11.8	18.6
Non-U.S.	11.0	10.1	1.6
Total Current Tax Provision	115.4	97.1	107.7
Deferred Tax Provision:			
U.S. Federal	9.1	10.8	15.8
State and Local	2.0	1.5	1.7
Non-U.S.	11.4	2.7	2.8
Total Deferred Tax Provision	22.5	15.0	20.3
Provision for Income Taxes	$137.9	$112.1	$128.0

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes.

	For the Years Ended December 31,		
	2010	2009	2008
Statutory Tax Rate	35.0%	35.0%	35.0%
State and Local Taxes, net of U.S. Federal Tax Benefit	3.6	2.0	2.9
Non-U.S. Taxes	(0.3)	(3.4)	(1.2)
Valuation Allowance	(0.1)	(1.2)	(1.2)
Interest	0.7	0.6	0.7
Tax Credits and Deductions	(1.4)	(0.9)	(1.0)
Settlement of Foreign Audits	—	—	(3.1)
Tax Contingencies Related to Uncertain Tax Positions	(1.1)	3.2	(3.0)
Worldwide Legal Entity Simplification	—	(9.2)	—
Impact of Legacy Tax Matters	(4.0)	—	—
Reduction of a Deferred Tax Asset Resulting from the Healthcare Act of 2010	3.3	—	—
Other	(0.2)	(0.2)	0.1
Effective Tax Rate	35.5%	25.9%	29.2%

(Tabular dollar amounts in millions, except per share data)

Income taxes paid were $86.2 million, $92.7 million and $101.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. Income taxes refunded were $7.9 million, $6.7 million, $38.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Deferred tax assets (liabilities) are comprised of the following:

	December 31,	
	2010	2009
Deferred Tax Assets:		
Operating Losses	$ 48.5	$ 58.3
Restructuring Costs	3.8	6.0
Bad Debts	5.6	6.2
Accrued Expenses	28.1	19.3
Investments	12.5	12.9
Other	—	1.1
Pension and Postretirement Benefits	178.9	196.6
Total Deferred Tax Assets	277.4	300.4
Valuation Allowance	(38.8)	(41.2)
Net Deferred Tax Assets	238.6	259.2
Deferred Tax Liabilities:		
Intangibles	(66.6)	(61.7)
Fixed Assets	(7.3)	(6.1)
Other	(2.1)	—
Total Deferred Tax Liabilities	(76.0)	(67.8)
Net Deferred Tax Assets	$162.6	$191.4

We have not provided for U.S. deferred income taxes or foreign withholding taxes on $536.4 million of undistributed earnings of our non-U.S. subsidiaries as of December 31, 2010, since we intend to reinvest these earnings indefinitely. Additionally, we have not determined the tax liability if such earnings were remitted to the U.S., as the determination of such liability is not practicable. See Note 1 to our consolidated financial statements included in this Annual Report on Form 10-K for our significant accounting policy related to income taxes.

We have federal, state and local, and foreign tax loss carry forwards, the tax effect of which was $48.5 million as of December 31, 2010. Approximately $32.7 million of these tax benefits have an indefinite carry forward period. The remainder of $15.8 million expires at various times between 2011 and 2030.

We have established a valuation allowance against U.S. and non-U.S. net operating losses in the amount of $27.0 million, $28.6 million and $25.0 million for the years ended December 31, 2010, 2009 and 2008, respectively, that, in the opinion of our management, are more likely than not to expire before we can utilize them.

(Tabular dollar amounts in millions, except per share data)

For the year ended December 31, 2010, we increased our unrecognized tax benefits by $13.8 million (net of decreases). The increase primarily relates to global tax planning initiatives and unrecognized tax benefits recorded as part of our acquisition of D&B Australia. The total amount of gross unrecognized tax benefits as of December 31, 2010, 2009 and 2008 were $150.7 million, $136.9 million and $108.6 million, respectively. The following is a reconciliation of the gross unrecognized tax benefits.

Gross Unrecognized Tax Benefits as of January 1, 2008	$131.8
Additions for Prior Years' Tax Positions	2.7
Additions for Current Years' Tax Positions	16.6
Reduction in Prior Year Tax Positions	(26.5)
Reduction Due to Expired Statute of Limitations	(16.0)
Gross Unrecognized Tax Benefits as of December 31, 2008	108.6
Additions for Prior Years' Tax Positions	2.8
Additions for Current Years' Tax Positions	28.7
Reduction in Prior Years' Tax Positions	(1.0)
Reduction Due to Expired Statute of Limitations	(2.2)
Gross Unrecognized Tax Benefits as of December 31, 2009	136.9
Additions for Prior Years' Tax Positions	—
Additions for Current Years' Tax Positions	19.8
Reduction in Prior Years' Tax Positions	(5.5)
Reduction Due to Expired Statute of Limitations	(0.5)
Gross Unrecognized Tax Benefits as of December 31, 2010	$150.7

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $119.7 million, net of tax benefits. We believe it is reasonably possible that the unrecognized tax benefits could decrease within the next twelve months, by approximately $36.4 million, as a result of not pursuing certain refund claims and the expiration of applicable statutes of limitation.

We or one of our subsidiaries file income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In the U.S. federal jurisdiction, we are no longer subject to examination by the Internal Revenue Service ("IRS") for years prior to 2004. In state and local jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2007. In foreign jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2006. The IRS is currently examining our 2004, 2005 and 2006 tax years. As of December 31, 2010 the IRS has proposed certain adjustments to our Research Tax Credits and Domestic Production Deduction. While we expect to agree with the proposed Research Tax Credit adjustments, we plan to disagree with the proposed Domestic Production Deduction adjustments and have this matter reviewed by IRS Appeals. We expect this dispute will be resolved with 12-18 months. We do not expect these adjustments to have a material impact on our results of operations or cash flows.

We recognize accrued interest expense related to unrecognized tax benefits in income tax expense. The total amount of interest expense, net of tax benefits, recognized for the years ended December 31, 2010, 2009 and 2008 was $3.2 million, $2.9 million and $3.0 million, respectively. The total amount of accrued interest as of December 31, 2010 was $11.5 million, net of tax benefits, as compared to $10.1 million, net of tax benefits, as of December 31, 2009.

(Tabular dollar amounts in millions, except per share data)

Note 6. Notes Payable and Indebtedness

Our borrowings are summarized in the following table:

	December 31, 2010	December 31, 2009
Debt Maturing Within One Year:		
Other	$ 1.5	$ 1.7
Total Debt Maturing Within One Year	$ 1.5	$ 1.7
Debt Maturing After One Year:		
Long-Term Fixed-Rate Notes (Net of a $1.0 million and $0.2 million discount as of December 31, 2010 and 2009, respectively)	$699.0	$699.8
Fair Value Adjustment Related to Hedged Debt	(1.4)	—
Credit Facility	272.0	259.4
Other	2.4	2.6
Total Debt Maturing After One Year	$972.0	$961.8

Fixed-Rate Notes

In November 2010, we issued senior notes with a face value of $300 million that mature on November 15, 2015, bearing interest at a fixed annual rate of 2.875%, payable semi-annually. The proceeds were used in December 2010 to repay our then outstanding $300 million senior notes, bearing interest at a fixed annual rate of 5.50% which had a maturity date of March 15, 2011 (the "2011 notes"). In connection with the redemption of the 2011 notes, we recorded a premium payment of $3.7 million to "Other Income (Expense)—Net" in the consolidated statement of operations. The 2015 notes of $299.0 million, net of a $1.0 million remaining discount, are recorded as "Long-Term Debt" in our consolidated balance sheet at December 31, 2010.

The 2015 notes were issued at a discount of $1.1 million and, in connection with the issuance, we incurred underwriting and other fees of approximately $2.5 million. These costs are being amortized over the life of the 2015 notes. The 2015 notes contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another entity. The 2015 notes do not contain any financial covenants.

In November and December 2010, we entered into interest rate derivative transactions with aggregate notional amounts of $125 million. The objective of these hedges is to offset the change in fair value of the fixed rate 2015 notes attributable to changes in LIBOR. These transactions are accounted for as fair value hedges. We will recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, in "Other Income (Expense)—Net" in the consolidated statement of operations. Approximately $1.5 million of derivative losses offset by a $1.4 million gain on the fair value adjustment related to the hedged debt were recorded through December 31, 2010.

In April 2008, we issued senior notes with a face value of $400 million that mature on April 1, 2013 (the "2013 notes"), bearing interest at a fixed annual rate of 6.00%, payable semi-annually. The interest rate applicable to the 2013 notes is subject to adjustment if our debt rating is decreased four levels below our A-credit rating we held on the date of issuance. After a rate adjustment, if our debt rating is subsequently upgraded, the adjustment(s) would reverse. The maximum adjustment is 2.00% above the initial interest rate and the rate cannot adjust below 6.00%. As of December 31, 2010, no such adjustments to the interest rate have been made. Proceeds from this issuance were used to repay indebtedness under our credit facility. The 2013 notes are recorded as "Long-Term Debt" in our consolidated balance sheet at December 31, 2010.

(Tabular dollar amounts in millions, except per share data)

The 2013 notes were issued at face value and, in connection with the issuance, we incurred underwriting and other fees of $3.0 million. These costs are being amortized over the life of the 2013 notes. The 2013 notes contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another entity. The 2013 notes do not contain any financial covenants.

On January 30, 2008, we entered into interest rate derivative transactions with an aggregate notional amount of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the issuance of the 2013 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of the issuance of the 2013 notes were recorded in Accumulated Other Comprehensive Income ("AOCI"). In connection with the issuance of the 2013 notes, these interest rate derivative transactions were terminated, resulting in a loss and a payment of $8.5 million on March 28, 2008, the date of termination. The payments are recorded in AOCI and are being amortized over the life of the 2013 notes.

In March 2006, we issued senior notes with a face value of $300 million that matured on March 15, 2011 (the "2011 notes"). In February 2006 and September 2005, we entered into interest rate derivative transactions with aggregate notional amounts of $100 million and $200 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the 2011 notes. These transactions were accounted for as cash flow hedges, and as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the 2011 notes, these interest rate derivative transactions were terminated, resulting in a gain and a receipt of $5.0 million at the date of termination. As a result of the redemption of the 2011 notes, the unamortized balance related to these interest rate derivative transactions was written-off in "Other Income (Expense)—Net" in our consolidated statement of operations for the year ended December 31, 2010.

Credit Facilities

At December 31, 2010 and December 31, 2009, we had a $650 million, five-year bank revolving credit facility, which expires in April 2012. Borrowings under the $650 million credit facility are available at prevailing short-term interest rates. The facility requires the maintenance of interest coverage and total debt to Earnings Before Income Taxes, Depreciation and Amortization ("EBITDA") ratios which are defined in the credit agreement. We were in compliance with these covenants at December 31, 2010 and at December 31, 2009.

At December 31, 2010 and December 31, 2009, we had $272.0 million and $259.4 million, respectively, of borrowings outstanding under the $650 million credit facility with weighted average interest rates of 0.68% and 0.47%, respectively. We borrowed under these facilities from time-to-time during the year ended December 31, 2010 to fund our working capital needs and share repurchases. The $650 million credit facility also supports our commercial paper borrowings of up to $300 million (limited by borrowed amounts outstanding under the facility). We did not borrow under our commercial paper program during 2010 and 2009.

In January 2009 and December 2008, we entered into interest rate swap agreements with aggregate notional amounts of $25 million and $75 million, respectively, and designated these swaps as cash flow hedges against variability in cash flows related to our $650 million credit facility. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges are recorded in AOCI. Approximately $1.4 million of net derivative losses associated with these swaps was included in AOCI at December 31, 2010.

Other

At December 31, 2010 and December 31, 2009, certain of our international operations had non-committed lines of credit of $3.1 million and $9.6 million, respectively. There were $1.9 million of borrowings outstanding

(Tabular dollar amounts in millions, except per share data)

under these lines of credit at December 31, 2010 and no borrowings outstanding under these lines of credit at December 31, 2009. These arrangements have no material commitment fees and no compensating balance requirements.

At December 31, 2010 and December 31, 2009, we were contingently liable under open standby letters of credit issued by our bank in favor of third parties and guarantees with our banks totaling $12.3 million and $9.6 million, respectively.

Interest paid for all outstanding debt totaled $48.0 million, $43.7 million, and $41.0 million during the years ended December 31, 2010, 2009 and 2008, respectively.

Note 7. Financial Instruments

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward contracts to hedge short-term foreign currency denominated loans, investments and certain third-party and intercompany transactions. We may use foreign exchange option contracts to hedge investments and reduce our International earnings exposure to adverse changes in foreign exchange rates. In addition, we may use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of future debt issuance, as discussed under "Interest Rate Risk Management" below.

We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge, any subsequent gains and losses are recognized currently in income. Collateral is generally not required for these types of instruments.

By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2010 and 2009, in our opinion, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures.

Our trade receivables do not represent a significant concentration of credit risk at December 31, 2010 and 2009, because we sell to a large number of customers in different geographical locations.

Interest Rate Risk Management

Our objective in managing exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower overall borrowing costs. To achieve these objectives, we maintain a policy that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, we assess quarterly whether the swaps are highly effective in offsetting changes in the fair value of the hedged debt. Changes in fair values of interest rate swap agreements that are designated fair-value hedges are recognized in earnings as an adjustment of

(Tabular dollar amounts in millions, except per share data)

"Other Income (Expense)—Net" in our consolidated statement of operations. The effectiveness of hedge accounting is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively.

In November 2010, we issued senior notes with a face value of $300 million that mature on November 15, 2015. In November and December 2010, we entered into interest rate derivative transactions with aggregate notional amounts of $125 million. The objective of these hedges is to offset the change in fair value of the fixed rate 2015 notes attributable to changes in LIBOR. These transactions are accounted for as fair value hedges. We will recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, in "Other Income (Expense)—Net" in our consolidated statement of operations. Approximately $1.5 million of derivative losses offset by a $1.4 million gain on the fair value adjustment related to the hedged debt were recorded through December 31, 2010.

Cash Flow Hedges

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

In January 2009 and December 2008, we entered into interest rate swap agreements with an aggregate notional amount of $25 million and $75 million, respectively, and designated these swaps as cash flow hedges against variability in cash flows related to our bank revolving credit facility. These transactions are accounted for as cash flow hedges and, as such, changes in fair value of the hedges are recorded in AOCI. At December 31, 2010, the balance of net derivative losses associated with these swaps included in AOCI was $1.4 million.

In January 2008, we entered into interest rate derivative transactions with aggregate notional amounts of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the issuance of the 2013 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the 2013 notes, these interest rate derivative transactions were terminated, resulting in a loss and a payment of $8.5 million at the date of termination. The payments are recorded in AOCI, and will be amortized over the life of the 2013 notes.

In March 2006, we issued senior notes with a face value of $300 million that matured on March 15, 2011 (the "2011 notes"). In February 2006 and September 2005, we entered into interest rate derivative transactions with aggregate notional amounts of $100 million and $200 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the 2011 notes. These transactions were accounted for as cash flow hedges, and as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the 2011 notes, these interest rate derivative transactions were terminated, resulting in a gain and a receipt of $5.0 million at the date of termination. As a result of the redemption of the 2011 notes, the unamortized balance related to these interest rate derivative transactions was written-off in "Other Income (Expense)—Net" in our consolidated statement of operations for the year ended December 31, 2010.

At December 31, 2006, we had a $300 million bank revolving credit facility available at prevailing short-term interest rates, which we terminated on April 19, 2007, and then entered into a new $500 million, five-year

(Tabular dollar amounts in millions, except per share data)

bank revolving credit facility, which expires in April 2012. On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. Borrowings under the $650 million credit facility are available at prevailing short-term interest rates. At December 31, 2010 and December 31, 2009, we had $272.0 million and $259.4 million of debt outstanding under the facility, respectively.

A 100 basis point increase/decrease in the weighted average interest rate on our outstanding debt subject to rate variability at December 31, 2010 would result in an incremental increase/decrease in annual interest expense of approximately $3 million.

Foreign Exchange Risk Management

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our International operations. We follow a policy of hedging balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our International earnings and investments. We use short-term, foreign exchange forward and option contracts to implement our hedging strategies. Typically, these contracts have maturities of twelve months or less. These contracts are denominated primarily in the British pound sterling, the Euro and Canadian dollar. The gains and losses on the forward contracts associated with the balance sheet positions hedge are recorded in "Other Income (Expense)—Net" in our consolidated statement of operations and are essentially offset by the gains and losses on the underlying foreign currency transactions.

As in prior years, we have hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term forward foreign exchange contracts. In addition, we may use foreign exchange option contracts to hedge certain foreign earnings and foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding forward exchange and option contracts are marked-to-market at the end of each quarter and are reflected within our consolidated financial statements.

At December 31, 2010, there were $0.1 million in option contracts outstanding. At December 31, 2009, we did not have any option contracts outstanding. At December 31, 2010 and 2009, we had notional amounts of $361.1 million and $271.0 million, respectively, of foreign exchange forward contracts outstanding that offset foreign currency denominated loans. Realized gains and losses associated with these contracts were $29.3 million and $26.2 million, respectively, at December 31, 2010; $24.9 million and $13.6 million, respectively, at December 31, 2009; and $16.2 million and $41.8 million, respectively, at December 31, 2008. Unrealized gains and losses associated with these contracts were $0.4 million and $0.9 million, respectively, at December 31, 2010; $0.6 million and $0.2 million, respectively, at December 31, 2009; and $0.4 million and $2.8 million, respectively, at December 31, 2008.

(Tabular dollar amounts in millions, except per share data)

Fair Values of Derivative Instruments in the Consolidated Balance Sheet

	Asset Derivatives				Liability Derivatives			
	December 31, 2010		December 31, 2009		December 31, 2010		December 31, 2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments								
Interest rate contracts	Other Current Assets	$ —	Other Current Assets	$ —	Other Accrued & Current Liabilities	$2.9	Other Accrued & Current Liabilities	$0.8
Total derivatives designated as hedging instruments		$ —		$ —		$2.9		$0.8
Derivatives not designated as hedging instruments								
Foreign exchange forward contracts	Other Current Assets	$ 0.4	Other Current Assets	$ 0.6	Other Accrued & Current Liabilities	$0.9	Other Accrued & Current Liabilities	$0.2
Foreign exchange option contracts	Other Current Assets	0.1	Other Current Assets	—	Other Accrued & Current Liabilities	—	Other Accrued & Current Liabilities	—
Total derivatives not designated as hedging instruments		$ 0.5		$ 0.6		$0.9		$0.2
Total Derivatives		$ 0.5		$ 0.6		$3.8		$1.0

(Tabular dollar amounts in millions, except per share data)

The Effect of Derivative Instruments on the Consolidated Statement of Operations

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
	For the Year Ended December 31,			For the Year Ended December 31,			For the Year Ended December 31,	
	2010	2009		2010	2009		2010	2009
Interest rate contracts	$(0.6)	$(0.1)	Non-Operating Income (Expenses)—Net	$(1.5)	$(1.4)	Non-Operating Income (Expenses)—Net	$—	$—

Derivatives in Fair Value Hedging Relationships	Gain or (Loss) Recognized in Income on Derivative				
	Location	For the Year Ended December 31, 2010	Hedged Item	Location	For the Year Ended December 31, 2010
Interest rate contracts	Non-Operating Income (Expenses)—Net	$(1.5)	Fixed-rate debt	Non-Operating Income (Expenses)—Net	$1.4

Our forward exchange contracts and foreign exchange options are not designated as hedging instruments under authoritative guidance.

The Effect of Derivative Instruments on the Consolidated Statement of Operations

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income On Derivative	
		For the Year Ended December 31,	
		2010	2009
Forward exchange contracts	Non-Operating Income (Expenses) - Net	$1.7	$13.9

Fair Value of Financial Instruments

Our financial assets and liabilities that are reflected in the consolidated financial statements include derivative financial instruments. We use short-term foreign exchange forward contracts to hedge short-term foreign currency-denominated loans, investments and certain third-party and intercompany transactions and, from time-to-time, we have used foreign exchange option contracts to reduce our International earnings exposure to adverse changes in foreign currency exchange rates. Fair value for derivative financial instruments is determined utilizing a market approach.

We have an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, we use quotes from

(Tabular dollar amounts in millions, except per share data)

independent pricing vendors based on recent trading activity and other relevant information including market interest rate curves and referenced credit spreads.

In addition to utilizing external valuations, we conduct our own internal assessment of the reasonableness of the external valuations by utilizing a variety of valuation techniques including Black-Scholes option pricing and discounted cash flow models that are consistently applied. Inputs to these models include observable market data such as yield curves, and foreign exchange rates where applicable. Our assessments are designed to identify prices that appear stale, those that have changed significantly from prior valuations and other anomalies that may indicate that a price may not be accurate. We also follow established routines for reviewing and reconfirming valuations with the pricing provider, if deemed appropriate. In addition, the pricing vendor has an established challenge process in place for all valuations, which facilitates identification and resolution of potentially erroneous prices. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, and our own creditworthiness and constraints on liquidity. For non-active markets that do not have observable pricing or sufficient trading volumes, or for positions that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate will be used.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following table summarizes fair value measurements by level at December 31, 2010 for assets and liabilities measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance at December 31, 2010
Assets:				
Cash Equivalents(1)	$32.3	$—	$—	$32.3
Other Current Assets:				
Foreign Exchange Forwards(2)	$—	$ 0.4	$—	$ 0.4
Foreign Exchange Option Contracts(2)	$—	$ 0.1	$—	$ 0.1
Liabilities:				
Other Accrued and Current Liabilities:				
Foreign Exchange Forwards(2)	$—	$ 0.9	$—	$ 0.9
Swap Arrangement(3)	$—	$ 2.9	$—	$ 2.9

(1) Cash equivalents represent fair value as it consists of highly liquid investments with an original maturity of three months or less at the time of maturity.

(2) Primarily represents foreign currency forward contracts. Fair value is determined utilizing a market approach and considers a factor for nonperformance in the valuation.

(3) Primarily represents our interest rate swap agreements including $1.4 million related to cash flow hedges and $1.5 million related to fair value hedges.

(Tabular dollar amounts in millions, except per share data)

The following table summarizes fair value measurements by level at December 31, 2009 for assets and liabilities measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance at December 31, 2009
Assets:				
Cash Equivalents(1)	$106.7	$—	$—	$106.7
Other Current Assets:				
Foreign Exchange Forwards(2)	$ —	$ 0.6	$—	$ 0.6
Liabilities:				
Other Accrued and Current Liabilities:				
Foreign Exchange Forwards(2)	$ —	$ 0.2	$—	$ 0.2
Swap Arrangement(3)	$ —	$ 0.8	$—	$ 0.8

(1) Cash equivalents represent fair value as it consists of highly liquid investments with an original maturity of three months or less at the time of maturity.

(2) Primarily represents foreign currency forward contracts. Fair value is determined utilizing a market approach and considers a factor for nonperformance in the valuation.

(3) Primarily represents our interest rate swap agreements.

Items Measured at Fair Value on a Nonrecurring Basis

In addition to assets and liabilities that are recorded at fair value on a recurring basis, we are required to record assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. During the year ended December 31, 2009, we recorded an impairment charge of $3.0 million related to certain intangible assets related to the Visible Path acquisition. We determined that the new cost basis of certain intangible assets related to the Visible Path acquisition is zero based on Level III inputs. The impairment charge is included in Operating Costs in our North American segment.

During the second quarter of 2010, we recorded an impairment charge of $6.8 million of intangible assets related to database, technology, tradename and customer relationships related to the QED acquisition as a result of an examination of such assets initiated in connection with a recent settlement with the FTC (See Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K for further discussion). We determined that the new cost basis of these intangible assets based on internally developed cash flow projections (Level III inputs) to measure fair value, as market data of these assets are not readily available. The impairment charge is included in Operating Costs in our North American segment.

During the third quarter of 2010, we recorded a $13.6 million impairment charge related to software and intangible assets of our Purisma product, resulting from our decision to restructure this business. After analyzing various options, we decided to focus on providing maintenance and customer support to our existing customer base. We determined the new cost basis of these assets is zero based on internally developed cash flow projections (Level III inputs) to measure fair value, as market data of these assets are not readily available. The impairment charge is included in Operating Costs in our North American segment.

(Tabular dollar amounts in millions, except per share data)

At December 31, 2010 and 2009, our financial instruments included cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term and long-term borrowings and foreign exchange forward and option contracts.

At December 31, 2010 and 2009, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on third-party quotes from financial institutions, are as follows:

	December 31,			
	2010		2009	
	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability
Long-term Debt	$699.0	$730.3	$699.8	$747.7
Credit Facilities	$272.0	$267.8	$259.4	$254.8

Note 8. Capital Stock

The total number of shares of all classes of stock that we have authority to issue under our Certificate of Incorporation is 220,000,000 shares, of which 200,000,000 shares, par value $0.01 per share, represent Common Stock (the "Common Stock"); 10,000,000 shares, par value $0.01 per share, represent Preferred Stock (the "Preferred Stock"); and 10,000,000 shares, par value $0.01 per share, represent Series Common Stock (the "Series Common Stock"). The Preferred Stock and the Series Common Stock can be issued with varying terms, as determined by our Board of Directors. Our Board of Directors has designated 500,000 shares of the Preferred Stock as Series A Junior Participating Preferred Stock, par value $0.01 per share, and 1,400,000 shares of the Preferred Stock as Series B Preferred Stock, par value $0.01 per share.

In August 2000, in connection with our separation from Moody's (see Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K), we entered into a Rights Agreement with our Rights Agent Computershare Limited, formerly known as EquiServe Trust Company, N.A. In 2009, we changed our Rights Agent to Mellon Investor Services LLC. The Rights Agreement was designed to:

- minimize the prospects of changes in control that could jeopardize the tax-free nature of the separation by assuring meaningful Board of Directors' involvement in any such proposed transaction; and
- enable us to develop our businesses and foster our long-term growth without disruptions caused by the threat of a change in control not deemed by our Board of Directors to be in the best interests of shareholders.

In August 2010, the Rights Agreement expired in accordance with its terms.

Preferred Stock Issuance

On February 24, 2009, we authorized 1,400,000 shares of 4.0% Series B Preferred Stock ("Series B Preferred Stock") and issued 1,345,757 of such shares to a wholly-owned subsidiary in an intercompany transaction in exchange for $1.2 billion of outstanding intercompany debt. This transaction was eliminated in the consolidation. This transaction was undertaken in connection with worldwide legal entity simplification. The Series B Preferred Stock was issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The terms of the Series B Preferred Stock were set forth in a Certificate of Designation amending our Certificate of Incorporation effective as of February 24, 2009.

(Tabular dollar amounts in millions, except per share data)

Note 9. Earnings Per Share

In accordance with the authoritative guidance in ASC 260-10, we are required to assess if any of our share-based payment transactions are deemed participating securities prior to vesting and therefore need to be included in the earnings allocation when computing EPS under the two-class method. The two-class method requires earnings to be allocated between common shareholders and holders of participating securities. All outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered to be a separate class of common stock and should be included in the calculation of basic and diluted EPS. Based on a review of our stock-based awards, we have determined that only our restricted stock awards are deemed participating securities. We adopted the authoritative guidance regarding share-based payments effective January 1, 2009. The impact of the adoption resulted in a four-cent and two-cent decrease to our basic and diluted EPS for the year ended December 31, 2008. The weighted average restricted shares outstanding was 196,175 shares, 361,900 shares and 394,591 shares for the twelve months ended December 31, 2010, 2009 and 2008, respectively.

	For the Years Ended December 31,		
	2010	2009	2008
Income from Continuing Operations Attributable to D&B Common Shareholders	$252.1	$319.4	$309.5
Less: Allocation to Participating Securities	(1.0)	(2.2)	(2.2)
Income from Continuing Operations Attributable to D&B Common Shareholders—Basic and Diluted	251.1	317.2	307.3
Income from Discontinued Operations—Net of Income Taxes	—	—	1.1
Net Income Attributable to D&B Common Shareholders—Basic and Diluted	$251.1	$317.2	$308.4
Weighted Average Number of Shares Outstanding—Basic	49.9	52.3	54.4
Dilutive Effect of Our Stock Incentive Plans	0.5	0.6	0.9
Weighted Average Number of Shares Outstanding—Diluted	50.4	52.9	55.3
Basic Earnings Per Share of Common Stock:			
Income From Continuing Operations Attributable to D&B Common Shareholders	$ 5.03	$ 6.06	$ 5.65
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	—	0.02
Basic Earnings Per Share of Common Stock Attributable to D&B Common Shareholders	$ 5.03	$ 6.06	$ 5.67
Diluted Earnings Per Share of Common Stock:			
Income From Continuing Operations Attributable to D&B Common Shareholders	$ 4.98	$ 5.99	$ 5.56
Income from Discontinued Operations Attributable to D&B Common Shareholders	—	—	0.02
Diluted Earnings Per Share of Common Stock Attributable to D&B Common Shareholders	$ 4.98	$ 5.99	$ 5.58

Stock-based awards to acquire 1,394,325 shares, 1,115,850 shares and 721,322 shares of common stock were outstanding at December 31, 2010, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share because the assumed proceeds, as calculated under the treasury stock method, resulted in these awards being anti-dilutive. Our options generally expire 10 years from the grant date.

The following table sets forth our share repurchases:

	For the Years Ended December 31,					
	2010		2009		2008	
Program	**Shares**	**$ Amount**	**Shares**	**$ Amount**	**Shares**	**$ Amount**
	(Dollar amounts in millions except share data)					
Share Repurchase Programs	1,108,148(a)	$ 81.0	1,940,662(a)(b)	$150.0	3,484,373(b)(c)	$299.5
Repurchases to Mitigate the Dilutive Effect of the Shares Issued Under Our Stock Incentive Plans and Employee Stock Purchase Plan ("ESPP")	683,959(d)(e)	53.8	971,538(e)	75.6	931,822(e)	82.4
Total Repurchases	1,792,107	$134.8	2,912,200	$225.6	4,416,195	$381.9

(a) In February 2009, our Board of Directors approved a $200 million share repurchase program which commenced in December 2009. During the year ended December 31, 2010, we repurchased 1,108,148 shares of common stock for $81.0 million under this program. During the year ended December 31, 2009, we repurchased 278,417 shares of common stock for $22.7 million under this share repurchase program. We anticipate that this program will be completed by December 2011.

(b) In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program which commenced in February 2008. During the year ended December 31, 2009, we repurchased 1,662,245 shares of common stock for $127.3 million under this share repurchase program. During the year ended December 31, 2008, we repurchased 3,174,402 shares of common stock for $272.7 million under this share repurchase program. This program was completed in December 2009.

(c) In May 2007, our Board of Directors approved a $200 million, one-year share repurchase program which commenced in July 2007. During the year ended December 31, 2008, we repurchased 309,971 shares of common stock for $26.8 million under this share repurchase program. This program was completed in February 2008.

(d) In May 2010, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. During the year ended December 31, 2010, we repurchased 26,621 shares of common stock for $2.0 million under this repurchase program. This program commenced in October 2010 and expires in October 2014.

(e) In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. During the year ended December 31, 2010, we repurchased 657,338 shares of common stock for $51.8 million under this repurchase program. This program expired in August 2010 with 4,842,543 of the authorized 5,000,000 shares being repurchased over the life of the program.

Note 10. Pension and Postretirement Benefits

Through June 30, 2007, we offered to substantially all of our U.S. based employees coverage under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account ("U.S. Qualified Plan"). The U.S. Qualified Plan covered active and retired employees including retired individuals from spin-off companies (see Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further discussion of spin-off companies). The benefits to be paid upon retirement are based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5% based on age and service. Amounts allocated under the U.S. Qualified Plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue

(Tabular dollar amounts in millions, except per share data)

Service. Pension costs are determined actuarially and funded in accordance with the Internal Revenue Code. During 2010, in conjunction with a determination letter review, we updated certain portions of the U.S. Qualified Plan cash balance pay credit scale, along with the minimum interest crediting rate, retroactive to January 1, 1997. This update ensured that the U.S. Qualified Plan complies with the accrual rules in the Internal Revenue Code. We received a favorable determination letter for the U.S. Qualified Plan in October 2010 in conjunction with these changes.

We also maintain supplemental and excess plans in the United States ("U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans are unfunded, pay-as-you-go plans. The U.S. Qualified Plan and the U.S. Non-Qualified Plans account for approximately 72% and 15% of our pension obligation, respectively, at December 31, 2010. Effective June 30, 2007, we amended the U.S. Qualified Plan and one of the U.S. Non-Qualified Plans, known as the U.S. Pension Benefit Equalization Plan (the "PBEP"). Any pension benefit that had been accrued through such date under the two plans was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan and the PBEP. All non-vested participants under the U.S. Non-Qualified Plan and PBEP who were actively employed as of June 30, 2007, were immediately vested on July 1, 2007. Our employees in certain of our international operations are also provided with retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

We also provide various health care benefits for retirees. U.S. based employees, hired before January 1, 2004, who retire with 10 years of vesting service after age 45, are eligible to receive benefits. Postretirement benefit costs and obligations are determined actuarially. During the first quarter of 2010, we eliminated company-paid life insurance benefits for retirees and modified our sharing of the Retiree Drug Subsidy with retirees that we are projected to receive. Effective July 1, 2010, we elected to convert the current prescription drug program for retirees over 65 to a group-based company sponsored Medicare Part D program, or Employer Group Waiver Plan ("EGWP"). Under this change, beginning in 2013, we will use the Part D subsidies delivered through the EGWP each year to reduce net company retiree medical costs until net company costs are completely eliminated. At that time, the Part D subsidies will be shared with retirees going forward to reduce retiree contributions.

Certain of our non-U.S. based employees receive postretirement benefits through government-sponsored or administered programs.

We use an annual measurement date of December 31 for our U.S. and Canada plans and November 30 for other non-U.S. plans.

(Tabular dollar amounts in millions, except per share data)

Benefit Obligation and Plan Assets

The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also reconciles the funded status of these obligations to the amounts reflected in our financial statements, and identifies the line items in our consolidated balance sheets where the related assets and liabilities are recorded.

	Pension Plans		Postretirement Benefits	
	2010	2009	2010	2009
Change in Benefit Obligation:				
Benefit Obligation at January 1	$(1,665.0)	$(1,511.8)	$(55.3)	$(79.2)
Service Cost	(6.3)	(7.0)	(0.5)	(0.6)
Interest Cost	(91.3)	(90.7)	(2.0)	(4.3)
Benefits Paid	108.4	93.4	21.3	21.5
Direct Subsidies Received	—	—	(2.7)	(2.7)
Plan Amendment	(4.5)	4.6	21.0	20.2
Impact of Curtailment Gain	0.2	0.7	—	—
Impact of Divestiture	—	—	0.1	—
Plan Participant Contributions	(0.4)	(0.4)	(11.6)	(10.4)
Actuarial (Loss) Gain	10.2	(34.2)	1.4	4.7
Assumption Change	(71.1)	(96.4)	(0.9)	(4.5)
Effect of Changes in Foreign Currency Exchange Rates	10.5	(23.2)	—	—
Benefit Obligation at December 31	$(1,709.3)	$(1,665.0)	$(29.2)	$(55.3)
Change in Plan Assets:				
Fair Value of Plan Assets at January 1	$ 1,214.2	$ 1,074.6	$ —	$ —
Actual Return on Plan Assets	138.5	191.5	—	—
Employer Contributions	40.6	24.4	7.0	8.4
Direct Subsidies Received	—	—	2.7	2.7
Plan Participant Contributions	0.4	0.4	11.6	10.4
Benefits Paid	(108.3)	(93.3)	(21.3)	(21.5)
Settlement	(0.2)	—	—	—
Effect of Changes in Foreign Currency Exchange Rates	(7.1)	16.6	—	—
Fair Value of Plan Assets at December 31	$ 1,278.1	$ 1,214.2	$ —	$ —

	At December 31,			
	2010	2009	2010	2009
Reconciliation of Funded Status to Total Amount Recognized:				
Funded Status of Plan	$ (431.2)	$ (450.8)	$(29.2)	$(55.3)
Amounts Recognized in the Consolidated Balance Sheets:				
Prepaid Pension Costs	$ —	$ —	$ —	$ —
Pension and Postretirement Benefits	(403.5)	(432.7)	(22.2)	(48.0)
Accrued Payroll	(27.7)	(18.1)	(6.2)	(7.3)
Net Amount Recognized	$ (431.2)	$ (450.8)	$(28.4)	$(55.3)
Accumulated Benefit Obligation	$1,692.0	$1,638.3	N/A	N/A
Amount Recognized in Accumulated Other Comprehensive Income Consists of:				
Actuarial Loss (Gain)	$ 902.7	$ 887.7	$(24.6)	$(26.2)
Prior Service Cost (Credit)	6.6	2.3	(30.6)	(17.8)
Total Amount Recognized—Pretax	$ 909.3	$ 890.0	$(55.2)	$(44.0)

(Tabular dollar amounts in millions, except per share data)

Grantor Trusts are used to fund the U.S. Non-Qualified Plans. At December 31, 2010 and 2009, the balances in these trusts were $35.6 million and $13.6 million, respectively, and are included as components of "Other Non-Current Assets" in the consolidated balance sheets.

As of December 31, 2010 and 2009, our pension plans had an aggregate of $902.7 million and $887.7 million, respectively, of actuarial losses that have not yet been included in net periodic benefit cost. These losses represent the cumulative effect of demographic and investment experience, as well as assumption changes that have been made in measuring the plans' liabilities. The deferred asset gain or loss is not yet reflected in the market-related value of plan assets and is excluded in determining the loss amortization. At December 31, 2010 and 2009, our pension plans had $138.7 million and $233.7 million of deferred asset losses, respectively, which were excluded from determining the loss amortization. The remaining loss, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the participants if all or almost all of the plan participants are inactive. Currently, the amortization periods range from 10 to 25 years for the U.S. plans and 6 to 33 years for the non-U.S. plans. For certain of our non-U.S. plans, almost all of the plan participants are inactive. In addition, during 2009 we changed the amortization period for our U.S. Qualified Plan from average future service years of active participants to average life expectancy of all plan participants according to our accounting policy. The change was a result of almost all plan participants being deemed inactive. The postretirement benefit plan had $24.6 million and $26.2 million of actuarial gains as of December 31, 2010 and 2009, respectively. The actuarial gains will be amortized into expense in the same manner as described above. The amortization period is approximately 10 years.

Underfunded or Unfunded Accumulated Benefit Obligations

At December 31, 2010 and 2009, our underfunded or unfunded accumulated benefit obligation and the related projected benefit obligation are as follows:

	2010	2009
Accumulated Benefit Obligation	$1,667.1	$1,638.3
Fair Value of Plan Assets	1,258.8	1,214.2
Unfunded Accumulated Benefit Obligation	$ 408.3	$ 424.1
Projected Benefit Obligation	$1,683.2	$1,665.0

The underfunded or unfunded accumulated benefit obligations at December 31, 2010 consisted of $376.8 million and $31.5 million related to our U.S. plans (including Qualified and non-Qualified Plans) and non-U.S. defined benefit plans, respectively. The underfunded or unfunded accumulated benefit obligations at December 31, 2009 consisted of $360.9 million and $63.2 million related to our U.S. plans (including Qualified and non-Qualified Plans) and non-U.S. defined benefit plans, respectively.

(Tabular dollar amounts in millions, except per share data)

Net Periodic Pension Costs

The following table sets forth the components of the net periodic cost associated with our pension plans and our postretirement benefit obligations:

	Pension Plans			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Components of Net Periodic Cost:						
Service Cost	$ 6.3	$ 7.0	$ 5.8	$ 0.4	$ 0.6	$ 0.6
Interest Cost	91.3	90.7	95.1	2.0	4.3	4.6
Expected Return on Plan Assets	(113.4)	(115.2)	(121.7)	—	—	—
Amortization of Prior Service Cost (Credit)	0.1	1.0	0.9	(7.3)	(3.7)	(7.5)
Recognized Actuarial (Gain) Loss	21.5	22.5	16.2	(2.1)	(2.5)	(1.9)
Net Periodic (Income) Cost	$ 5.8	$ 6.0	$ (3.7)	$(7.0)	$(1.3)	$(4.2)

The following table sets forth other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:

	Pension Plans		Postretirement Benefits	
	At December 31,			
	2010	2009	2010	2009
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income				
Amortization of Actuarial (Loss) Gain, Before Taxes of $13.2 in 2010 and $3.6 in 2009	$(21.5)	$(22.5)	$ 2.1	$ 2.5
Amortization of Prior Service (Cost) Credit, Before Taxes of $4.9 in 2010 and $0.5 in 2009	$ (0.1)	$ (1.0)	$ 7.3	$ 3.7
Actuarial (Loss) Gain Arising During the Year, Before Taxes of $24.4 in 2010 and $9.9 in 2009	$(36.5)	$(55.0)	$ 0.5	$ 0.3
Prior Service (Cost) Credit Arising During the Year, Before Taxes of $10.7 in 2010 and $4.5 in 2009	$ (4.4)	$ 4.6	$20.1	$20.2

The following table sets forth estimated 2011 amortization from Accumulated Other Comprehensive Income:

	Pension Plans	Postretirement Benefits
Estimated 2011 amortization from Accumulated Other Comprehensive Income		
Actuarial Loss (Gain)	$27.2	$ (2.1)
Prior Service Cost	0.3	(9.9)
Total	$27.5	$(12.0)

In addition, we incurred a special termination benefit charge of $1.1 million for the year ended December 31, 2008, related to our Canadian plan. These charges are associated with our Financial Flexibility initiatives.

We apply our long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five

(Tabular dollar amounts in millions, except per share data)

years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are amortized. At December 31, 2010 and 2009, the market-related value of assets of our pension plans was $1,416.8 million and $1,447.9 million, respectively, compared with the fair value of the plan assets of $1,278.1 million and $1,214.2 million, respectively.

The following table sets forth the assumptions we used to determine our pension plan and postretirement benefit plan obligations for December 31, 2010 and 2009:

	Pension Plans		Postretirement Benefits	
	2010	2009	2010	2009
Weighted Average Discount Rate	5.18%	5.71%	3.47%	5.28%
Weighted Average Rate of Compensation Increase	6.21%	5.24%	N/A	N/A
Cash Balance Account Interest Crediting Rate(1)	4.45%	4.50%	N/A	N/A
Cash Balance Account Conversion Rate(1)	1.98%/5.23%/6.52%	2.35%/5.65%/6.45%	N/A	N/A

(1) Only applicable to the U.S. Plans.

The following table sets forth the assumptions we used to determine net periodic benefit cost for the years ended December 31, 2010, 2009 and 2008:

	Pension Plans			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Weighted Average Discount Rate	5.70%	6.14%	5.93%	4.86%	6.23%	6.11%
Weighted Average Expected Long-Term Return on Plan Assets	8.12%	8.14%	7.49%	N/A	N/A	N/A
Weighted Average Rate of Compensation Increase	6.26%	6.09%	5.27%	N/A	N/A	N/A
Cash Balance Account Interest Crediting Rate(1)	4.50%	3.00%	4.75%	N/A	N/A	N/A
Cash Balance Account Conversion Rate(1)	2.35%/5.65%/6.45%	6.72%/7.11%/6.36%	4.96%	N/A	N/A	N/A

(1) Only applicable to the U.S. Plans.

The expected long-term rate of return assumption was 8.25% for each of the years ended December 31, 2010, 2009 and 2008 for the U.S. Qualified Plan, our principal pension plan. For the year ended December 31, 2011, we will continue to apply an 8.25% expected long-term rate of return assumption to the U.S. Qualified Plan. This assumption is based on the plan's 2011 target asset allocation of 65% equity securities, 29% debt securities and 6% real estate. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

Obligations

We use the discount rate to measure the present value of pension plan obligations and postretirement health care obligations at year-end as well as to calculate next year's pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above.

Plan Assets (U.S. Qualified Plan and non-U.S. pension plans)

A financial instrument's level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks and Preferred Stocks

Common stocks and preferred stocks are classified as Level I assets as they are traded in active markets, such as the NYSE, NASDAQ, European exchanges, etc., with quoted market prices, i.e. observable inputs.

Commingled Equity Funds

Commingled equity funds are classified as Level II assets. The Net Asset Value ("NAV") of commingled equity funds is determined by prices of the underlying securities, less the funds' liabilities, and then divided by the number of shares outstanding. The commingled equity funds are classified as Level II assets as they may be redeemed at NAV daily.

Commingled Fixed Income Funds

Commingled fixed income funds are classified as Level II assets. These investments are valued using the NAV provided by the administrator of the fund. The NAV of commingled fixed income funds is determined by prices of the underlying securities, less the funds' liabilities, and then divided by the number of shares outstanding. The commingled fixed income funds are classified as Level II assets as they may be redeemed at NAV daily.

Corporate and Other Bonds

These assets are classified as Level II assets. These investments trade in markets that are not considered to be active and whose values are based on quoted market prices or dealer quotations. Corporate Bonds are typically traded over-the-counter, not via exchanges, i.e. prices are negotiated individually. Hence, identical assets can be quoted with different prices depending on the parties involved. Observable inputs would be the prices obtained from third party pricing sources retained by the custodian. Such prices are determined by Treasury yields and corporate spreads.

U.S. and Foreign Governments Bonds and U.S. Agency Mortgage Backed Securities

U.S. Treasury Securities are a Level I asset due to availability of quoted prices in the active market on a daily basis. U.S. Treasury prices can be obtained via direct market quotes provided by market makers and U.S. Treasuries have much more pricing transparency, i.e. very little bid-ask spread vs. the other instruments having a larger bid-ask spread.

Government and government agency obligations are generally valued based on bid quotations for identical or similar obligations. Foreign Government Bonds, Agency debts or Mortgage Backed Securities are traded over-the-counter, not via exchanges. Observable inputs would be the prices obtained from third party pricing sources retained by the custodian. These investments are classified as Level II assets.

Real Estate Investment Trusts

The real estate investment trust component of Plan assets is made up of publicly traded U.S. equities in the real estate industry. Since quoted prices are available in active markets and the Plan has the ability to access at the measurement date, these investments are classified as Level I assets.

Real Estate Funds

Real estate funds investing in real private properties are classified as Level III assets because liquidity is limited and there are few observable market participant transactions. Real estate funds are valued at NAV quarterly. The underlying investments are valued using third parties. The investment valuations are obtained through appraisals using the income approach based on unobservable cash flows to be received from expected rents. Investment holders can request redemption on a quarterly basis. The ability of the investment holder to redeem funds quarterly is subject to the availability of cash arising from net investment income, allocations and the sale of investments in the normal course of business. To the extent that redemption requests exceed the availability of cash, the real estate fund has uniform procedures to provide for cash payments, which may be deferred for such period as the real estate fund considers necessary in order to obtain the funds to be withdrawn.

Short Term Investment Funds (STIF)

These investments are collective trusts whose assets typically include cash, bank notes, corporate notes, government bills and various short-term debt instruments. They are valued at the NAV. The short term funds are classified as Level II assets as they may be redeemed at NAV daily.

(Tabular dollar amounts in millions, except per share data)

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2010:

Asset Classes	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Common and Preferred Stocks:				
U.S. Large Cap	$231.4	$ —	$—	$ 231.4
U.S. Small Cap	90.3	—	—	90.3
International	111.0	—	—	111.0
Total Common and Preferred Stocks	432.7	—	—	432.7
Commingled Equity Funds:				
Commingled Equity Funds	—	387.1	—	387.1
Commingled Fixed Income Funds	—	271.5	—	271.5
Total Commingled Equity Funds	—	658.6	—	658.6
Bonds:				
Corporate Bonds	—	61.4	—	61.4
Other Bonds	—	7.4	—	7.4
Total Bonds	—	68.8	—	68.8
Government Bonds and Mortgage Backed Securities:				
U.S. Government Bonds and Notes	21.8	—	—	21.8
Foreign Government Bonds	—	0.6	—	0.6
U.S. Agency Mortgage Backed Securities	—	41.5	—	41.5
Total Government Bonds and Mortgage Backed Securities	21.8	42.1	—	63.9
State and Local Obligations	—	3.9	—	3.9
Real Estate Investment Trusts	5.4	—	—	5.4
Real Estate Funds	—	—	28.9	28.9
Short Term Investment Funds	—	15.9	—	15.9
Total Investments at Fair Value	$459.9	$789.3	$28.9	$1,278.1

(Tabular dollar amounts in millions, except per share data)

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2009:

Asset Classes	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Common and Preferred Stocks:				
U.S. Large Cap	$206.1	$ —	$ —	$ 206.1
U.S. Small Cap	78.2	—	—	78.2
International	101.8	—	—	101.8
Total Common and Preferred Stocks	386.1	—	—	386.1
Commingled Funds:				
Commingled Equity Funds	—	385.3	—	385.3
Commingled Fixed Income Funds	—	246.7	—	246.7
Total Commingled Funds	—	632.0	—	632.0
Bonds:				
Corporate Bonds	—	57.9	—	57.9
Other Bonds	—	9.5	—	9.5
Total Bonds	—	67.4	—	67.4
Government Bonds and Mortgage Backed Securities:				
U.S. Government Bonds	21.1	—	—	21.1
Foreign Government Bonds	—	0.8	—	0.8
U.S. Agency Mortgage Backed Securities	—	37.6	—	37.6
Total Government Bonds and Mortgage Backed Securities	21.1	38.4	—	59.5
State and Local Obligations	—	1.9	—	1.9
Real Estate Investment Trusts	2.8	—	—	2.8
Real Estate Funds	—	—	51.2	51.2
Short Term Investment Funds	—	13.3	—	13.3
Total Investments at Fair Value	$410.0	$753.0	$51.2	$1,214.2

Level III Gains and Losses

The table below sets forth the summary of changes in the fair value of all of our plans' Level III assets for the years ended December 31, 2010 and 2009:

	Real Estate Funds	
	2010	2009
Beginning Balance at January 1	$ 51.2	$ 78.4
Actual return (loss) on plan assets:		
Related to assets still held at the reporting date	4.4	(27.2)
Related to assets sold during the period	0.3	—
Purchases, sales, and settlements	(27.0)	—
Transfers in and/or out of Level III	—	—
Balance, at December 31, 2010	$ 28.9	$ 51.2

Investment Strategy

The investment objective for our principal plan, the U.S. Qualified Plan, is to achieve over the investment horizon a long-term total return, which at least matches our expected long-term rate of return assumption while maintaining a prudent level of portfolio risk. We emphasize long-term growth of principal while avoiding excessive risk so as to use Plan asset returns to help finance pension obligations, thus improving our Plan's funded status. We predominantly invest in assets that can be sold readily and efficiently to ensure our ability to reasonably meet expected cash flow requirements. Although peer relative performance is examined, out-performance of such does not constitute an investment objective.

We define our primary risk concern to be the Plan's funded status volatility and to a lesser extent total plan return volatility. Understanding that risk is present in all types of assets and investment styles, we acknowledge that some risk is necessary to produce long-term investment results that are sufficient to meet the Plan's objectives. However, we monitor and ensure that the investment managers we employ make reasonable efforts to maximize returns while controlling for risk parameters.

Investment risk is also controlled through diversification among multiple asset classes, managers, investment styles and periodic rebalancing toward asset allocation targets. Risk is further controlled at the investment manager level by requiring managers to follow formal written investment guidelines which enumerate eligible securities, maximum portfolio concentration limits, excess return and tracking error targets as well as other relevant portfolio constraints. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted. The Plan's active investment managers are prohibited from investing plan assets in equity or debt securities issued or guaranteed by us.

Our Plan assets are invested using a combination of both active and passive (indexed) investment strategies. Active strategies employ multiple investment management firms. The Plan's equity securities are diversified across U.S. and non-U.S. stocks in order to further reduce risk at the total Plan level. Our active investment managers employ a range of investment styles and approaches that are combined in a way that compensates for capitalization and style biases versus benchmark indices. As such, our investment managers are expected to adhere to the investment management style for which they were hired and are evaluated regularly for adherence to investment discipline.

The Plan's debt securities are diversified principally among securities issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations. Generally, up to 10% of the actively managed debt securities may be invested in securities rated below investment grade. The plan's real estate investments are made through a commingled equity real estate fund of U.S. properties diversified by property type and geographic location.

We have formally identified the primary objective for each asset class within our Plan. U.S. equities are held for their long-term capital appreciation and dividend income which is expected to exceed the rate of inflation. International equities are held for their long-term capital appreciation, as well as diversification relative to U.S. equities and other asset classes. Fixed income instruments are held as a source of current income and to reduce overall Plan volatility. Additionally they are designed to provide a partial hedge relative to the interest rate sensitivity of the Plan's liabilities. Real estate investments are held as a hedge against unexpected inflation and are expected to provide a relatively high level of income. Real estate investments are also expected to provide diversification to the overall Fund. Cash is held only to meet liquidity requirements.

(Tabular dollar amounts in millions, except per share data)

Allocations

We employ a total return investment approach in which a mix of equity, debt and real estate investments are used to achieve a competitive long-term rate on plan assets at a prudent level of risk. Our weighted average plan target asset allocation is 64% equity securities (range of 58% to 72%), 31% debt securities (range of 22% to 36%) and 5% real estate (range of 1% to 11%). The Plan's actual allocation is controlled by periodic rebalancing back to target.

The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans:

	Asset Allocations		Target Asset Allocations	
	For the Years Ended December 31,			
	2010	2009	2010	2009
Equity Securities	65%	64%	64%	64%
Debt Securities	33	32	31	31
Real Estate	2	4	5	5
Total	100%	100%	100%	100%

Contributions and Benefit Payments

We expect to contribute approximately $39 million to our U.S. Non-Qualified plans and non-U.S. pension plans and approximately $6 million to our postretirement benefit plan for the year ended December 31, 2011. We do not expect to make any contributions to the U.S. Qualified Plan in fiscal 2011 for the 2010 plan year. Final funding requirements for fiscal 2011 will be determined based on our January 2011 funding actuarial valuation.

The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2020. Actual benefit payments may differ from expected benefit payments. These amounts are net of expected plan participant contributions.

		Postretirement Benefits		
	Pension Plans	Gross Expected Benefit Payment	Gross Expected Subsidy	Net Expected Benefit Payment
2011	$117.4	$8.9	$ 2.7	$6.2
2012	104.8	8.2	2.8	5.4
2013	105.0	4.5	—	4.5
2014	108.3	3.7	—	3.7
2015	107.0	3.0	—	3.0
2016-2020	560.7	6.7	—	6.7

Health Care Benefits

For measurement purposes, a 7.5% and 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for medical and prescription drug, respectively, for the year ended December 31, 2010. The rates are assumed to decrease gradually to 5.0% in 2020, and remain at that level thereafter.

(Tabular dollar amounts in millions, except per share data)

Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point	
	Increase	Decrease
Benefit Obligation at End of Year	$ 0.8	$(0.8)
Service Cost Plus Interest Cost	$—	$—

401(k) Plan

We have a 401(k) Plan covering substantially all U.S. employees that provides for employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees age 50 or older are allowed to contribute additional pre-tax "catch-up" contributions. In the second quarter of 2007, we amended our matching policy in the 401(k) Plan, effective July 1, 2007, to increase our match formula from 50% to 100% of a team member's contributions and to increase the maximum match to seven percent (7%), from six percent (6%), of such team member's eligible compensation, subject to certain 401(k) Plan limitations. In February 2009, an amendment was made to the 401(k) Plan to decrease the match formula from 100% to 50% of a team member's contributions and to decrease the maximum match from 7% to 3% of such team member's eligible compensation, subject to certain 401(k) Plan limitations. In April 2010, we amended our employer matching provision in the 401(k) Plan to increase the employer maximum match from 50% of three percent (3%) to 50% of seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations.

We had expense associated with our 401(k) Plan of $9.7 million, $6.9 million and $19.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. The increase in expense in 2010 was due to an incremental discretionary company contribution of $4.5 million resulting from company performance. In addition, we amended our employer matching provision in the 401(k) Plan, effective in April 2010, to increase the employer maximum match from 50% of three percent (3%) to 50% of seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations. The decrease in expense in 2009 was due to the amendment of our employer matching provision in the 401(k) Plan effective in February, 2009, to decrease our match formula from 100% to 50% of a team member's contributions and to decrease the maximum match from seven percent (7%) to three percent (3%) of such team member's eligible compensation, subject to certain 401(k) Plan limitations.

Note 11. Employee Stock Plans

The total stock-based compensation expense recognized for the years ended December 31, 2010, 2009 and 2008 was $18.3 million, $22.3 million, and $27.6 million, respectively. The expected tax benefit associated with our stock-based compensation programs was $6.7 million, $8.3 million, and $10.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock Incentive Plans

The Dun & Bradstreet Corporation 2009 Stock Incentive Plan ("2009 SIP") and Non-Employee Directors' Stock Incentive Plan ("2000 DSIP") allow for the granting of stock-based awards, such as, but not limited to, stock options, restricted stock units and restricted stock, to certain employees and non-employee directors. On

(Tabular dollar amounts in millions, except per share data)

May 5, 2009, our shareholders approved the 2009 SIP which authorized the issuance of up to 5,400,000 shares of our common stock plus any shares that were remaining and available for issuance under the 2000 Stock Incentive Plan ("2000 SIP") that were not subject to outstanding awards as of May 5, 2009 or that become available for issuance upon forfeiture, cancellation or expiration of awards granted under the 2000 SIP without having been exercised or settled in shares. As of December 31, 2010, 917,017 shares were remaining and available from the 2000 SIP. On May 2, 2007, our shareholders approved an amendment increasing the authorization under the 2000 DSIP from 300,000 shares of common stock to 700,000 shares of common stock, plus any shares that were remaining and available for issuance under the 2000 DSIP. At December 31, 2010, 2009 and 2008, 5,346,912 shares, 5,837,874 shares, and 1,177,438 shares of our common stock, respectively, were available for future grants under the 2009 SIP and 264,151 shares, 304,382 shares, and 344,365 shares of our common stock, respectively, were available for future grants under the 2000 DSIP.

Our practice has been to settle all awards issued under the stock incentive plans and ESPP through the issuance of treasury shares. In addition, we have in place share repurchase programs to mitigate the dilutive effect of the shares issued under these plans.

Stock Option Programs

Stock options granted under the 2009 SIP and 2000 SIP generally vest in four equal installments beginning on the first anniversary of the grant. Stock options granted under the 2000 DSIP generally vest 100% on the first anniversary of the grant. All stock options generally expire 10 years from the date of the grant. The annual award of stock options to employees is generally granted in the first quarter of the year.

The total compensation expense associated with our stock option program was $6.5 million, $9.5 million, and $11.0 million for the years ended December 31, 2010, 2009 and 2008, respectively. The expected total tax benefit associated with our stock option programs was $2.5 million, $3.7 million, and $4.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table:

	2010	2009	2008
Expected stock price volatility	21%	21%	20%
Expected dividend yield	2.0%	1.7%	1.4%
Expected term (in years)	6.00	6.00	6.21
Weighted average risk-free interest rate	2.80%	2.81%	3.16%
Weighted average fair value of options granted	$ 14.00	$ 16.53	$19.48

Expected stock price volatility assumption is derived from the historical volatility of our common stock. The expected dividend yield assumption is determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. Beginning in 2009, we began determining our expected term assumption using a midpoint scenario which combines our historical exercise data with hypothetical exercise data for our unexercised stock options. Prior to 2009, the expected term assumption was determined using the "Simplified Method," as prescribed by the SEC, for estimating the expected options life. The risk-free interest rate assumption corresponds to the expected term assumption of the stock option and is based on the U.S. Treasury yield curve in effect at the time of grant.

(Tabular dollar amounts in millions, except per share data)

Changes in stock options for the years ended December 31, 2010, 2009 and 2008 are summarized as follows:

Stock Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	3,238,366	$47.95		
Granted	443,260	$88.22		
Exercised	(717,391)	$33.74		
Forfeited or expired	(122,601)	$76.95		
Outstanding at December 31, 2008	2,841,634	$56.57		
Granted	570,500	$79.77		
Exercised	(631,342)	$35.11		
Forfeited or expired	(199,190)	$85.42		
Outstanding at December 31, 2009	2,581,602	$64.72		
Granted	488,600	$70.70		
Exercised	(276,052)	$31.77		
Forfeited or expired	(267,950)	$80.38		
Outstanding at December 31, 2010	2,526,200	$67.81	5.8	$39.7
Exercisable and unvested expected to vest at December 31, 2010	2,474,861	$67.70	5.7	$39.2
Exercisable at December 31, 2010	1,620,245	$62.48	4.3	$34.2

Stock options outstanding at December 31, 2010 were originally granted during the years 2001 through 2010 and are exercisable over periods ending no later than 2020. At December 31, 2009 and 2008, stock options for 1,629,296 shares and 1,938,616 shares of our common stock, respectively, were exercisable.

The total intrinsic value of stock options exercised during the year ended December 31, 2010 was $11.9 million and includes D&B stock options exercised by both D&B and Moody's employees. See Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K for further discussion on the separation of D&B and Moody's Corporation in September 2000.

(Tabular dollar amounts in millions, except per share data)

The following table summarizes information about stock options outstanding at December 31, 2010:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price Per Share
$27.86—$34.44	235,283	1.6	$33.25	235,283	$33.25
$35.81—$38.33	174,509	1.1	$36.13	174,509	$36.13
$41.07—$59.86	212,030	3.1	$52.27	212,030	$52.27
$60.54—$69.96	309,862	4.9	$62.27	273,562	$61.38
$70.54—$70.74	371,500	9.1	$70.54	7,000	$70.74
$71.28—$77.47	248,470	5.4	$71.98	234,745	$71.76
$79.56—$79.58	354,025	8.1	$79.58	92,425	$79.58
$81.30—$88.33	317,416	6.6	$86.85	213,951	$87.63
$88.37—$97.88	303,105	7.1	$88.97	176,740	$89.31
Total	2,526,200			1,620,245	

Total unrecognized compensation cost related to nonvested stock options at December 31, 2010 was $5.5 million. This cost is expected to be recognized over a weighted average period of 1.7 years. The total fair value of stock options vested during the year ended December 31, 2010 was $7.0 million.

Cash received from the exercise of D&B stock options for the year ended December 31, 2010 was $3.6 million. The expected tax benefit associated with the tax deduction from the exercise of stock options totaled $4.3 million for the year ended December 31, 2010. The expected tax benefit includes both D&B and Moody's stock options exercised by D&B employees.

Restricted Stock Unit and Restricted Stock Programs

Beginning in 2004, certain employees were provided an opportunity to receive an award of restricted stock units or restricted stock in the future. That award is contingent on performance against the same goals that drive payout under the annual cash incentive plan. The restricted stock units or restricted stock will be granted, if at all, after the one-year performance goals have been met and will then vest over a three-year period on a graded basis. Compensation expense associated with these grants is recognized on a graduated-vesting basis over four years, including the performance period. The annual award of restricted stock units and restricted stock to employees is generally granted in the first quarter of the year following the conclusion of the fiscal year for which the goals were measured and attained.

In addition, from time-to-time, in order to attract and retain executive talent, the company issues special grants of restricted stock units or restricted stock. These grants generally vest over a three-year period on a graded basis. On occasion, we have also issued grants which vest over a five-year period on a graded basis. Compensation expense associated with these grants is recognized on a straight-line basis over the life of the award.

Our non-employee directors receive grants of restricted stock units as part of their annual equity retainer. These grants vest on a cliff basis three years from the date of grant. Compensation expense associated with these awards is generally recognized in the year the award is granted.

(Tabular dollar amounts in millions, except per share data)

For restricted stock unit and restricted stock awards the fair value is estimated by using the average of the high and low price of our common stock on the date of grant.

Total compensation expense associated with restricted stock units, restricted stock and restricted stock opportunity was $11.0 million, $11.9 million, and $15.6 million, for the years ended December 31, 2010, 2009 and 2008, respectively. The expected total tax benefit associated with restricted stock units, restricted stock and restricted stock opportunity was $4.2 million, $4.6 million, and $5.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Changes in our nonvested restricted stock units and restricted stock for the years ended December 31, 2010, 2009 and 2008 are summarized as follows:

Restricted Stock/Restricted Stock Units	Shares	Weighted Average Grant-Date Fair Value Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Nonvested shares at December 31, 2007	474,572	$75.57	1.3	$42.1
Granted	230,084	$90.55		
Vested	(196,483)	$68.79		
Forfeited	(65,084)	$86.58		
Nonvested shares at December 31, 2008	443,089	$84.74	1.4	$34.2
Granted	231,821	$74.18		
Vested	(184,508)	$80.84		
Forfeited	(69,789)	$82.40		
Nonvested shares at December 31, 2009	420,613	$80.71	1.5	$35.5
Granted	215,627	$70.25		
Vested	(193,291)	$83.05		
Forfeited	(76,613)	$79.23		
Nonvested shares at December 31, 2010	366,336	$73.63	1.8	$30.1

Total unrecognized compensation cost related to nonvested restricted stock units and restricted stock at December 31, 2010 was $12.3 million. This cost is expected to be recognized over a weighted average period of 2.7 years.

The total fair value of restricted stock units and restricted stock vesting during the years ended December 31, 2010, 2009 and 2008 was $13.8 million, $12.6 million, and $17.8 million, respectively. The expected tax benefit associated with the tax deduction from the vesting of restricted stock units and restricted stock totaled $4.9 million, $3.7 million, and $6.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Employee Stock Purchase Plan

Under The Dun & Bradstreet Corporation 2000 ESPP we are authorized to sell up to 1,500,000 shares of our common stock to our eligible employees of which 535,667 remain available for future purchases as of December 31, 2010.

Under the terms of the ESPP, our employees can purchase our common stock at a 15% discount from market value, subject to certain limitations as set forth in the ESPP. The purchase price of the stock on the date of

(Tabular dollar amounts in millions, except per share data)

purchase is 85% of the average of the high and low price of our stock on the last trading day of the month. Under the ESPP, we sold 70,897, 74,115, and 74,598 shares to employees for the years ended December 31, 2010, 2009 and 2008, respectively. The total compensation expense related to our ESPP was $0.8 million, $0.9 million, and $1.0 million for the years ended December 31, 2010, 2009 and 2008. Cash received from employees participating in the ESPP for the year ended December 31, 2010 was $4.5 million.

Note 12. Lease Commitments and Contractual Obligations

Most of our operations are conducted from leased facilities, which are under operating leases that expire over the next ten years, with the majority expiring within five years. We also lease certain computer and other equipment under operating leases that expire over the next three and five years, respectively. These computer and other equipment leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expenses under operating leases (cancelable and non-cancelable) were $28.4 million, $32.0 million, and $30.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Computer Sciences Corporation

In July 2002, we outsourced certain technology functions to Computer Sciences Corporation ("CSC") under a ten-year agreement, which we had the right to terminate for a fee at any time and under certain other conditions. Under the terms of the agreement, CSC's responsibilities included data center operations, technology help desk and network management functions in the U.S. and UK as well as certain application development and maintenance functions. This agreement was amended in March 2008, which, among other things, increased certain services level agreements that CSC was required to provide under the Technology Services Agreement and added additional security services to be performed by CSC. In August 2009, we entered into a wind down agreement with CSC and Acxiom Corporation ("Acxiom") which terminated all of the data center operations functions provided by CSC, effective September 2009. In September 2009, we entered into a new agreement with CSC for limited print and fulfillment services that remained with CSC.

In June 2010, we terminated the print and fulfillment services provided by CSC. In November 2010, we notified CSC of our decision to terminate by March 2011 an agreement in which CSC provided support and services for internal applications. With the termination of this agreement, the only service that will be provided by CSC is limited production support services. We incurred costs of approximately $9 million, $51 million and $78 million under this contract for the years ended December 31, 2010, 2009 and 2008, respectively.

ICT Group, Inc./Sykes Enterprises, Inc.

In December 2003, we signed a three-year agreement with ICT Group, Inc. ("ICT"), effective January 2004, to outsource certain marketing call center activities, which agreement contains two renewal options for up to a one-year period. The agreement was amended effective September 2007 to be extended through 2011. In February 2010, ICT was acquired by Sykes Enterprises, Inc. ("Sykes") in which the terms of our agreement remained unchanged. Under the terms of the agreement, Sykes is responsible for performing certain marketing and credit-calling activities previously performed by our own call centers in North America. The obligation under the contract is based upon transmitted call volumes, but shall not be less than $3 million per contract year. We incurred costs of approximately $8 million under this contract for each of the years ended December 31, 2010, 2009 and 2008, respectively.

(Tabular dollar amounts in millions, except per share data)

International Business Machines

In October 2004, we signed a seven-year outsourcing agreement with International Business Machines ("IBM"). Under the terms of the agreement, we have transitioned certain portions of our data acquisition and delivery and customer service to IBM. By August 2010, our data acquisition and delivery and customer services performed by IBM for our European countries were terminated. We incurred costs of approximately $19 million, $26 million and $30 million under this contract for the years ended December 31, 2010, 2009 and 2008, respectively.

Acxiom Corporation

In July 2006, we signed a four-year product and technology outsourcing agreement with Acxiom in order to significantly increase the speed, data processing capacity and matching capabilities we provide our global sales and marketing customers. In November 2008, we extended the term of the outsourcing agreement through 2011. In November 2008, we entered into an agreement that will expand our service capabilities, enhance customer experience and accelerate the migration of the remaining existing D&B fulfillment processes to Acxiom.

In May 2009, and as part of our ongoing Financial Flexibility initiatives, we entered into another agreement with Acxiom to provide certain infrastructure management services that were formerly provided by CSC. These services include data center operations, technology help desk and network management functions. The agreement originally had an initial term ending in October 2014 and included the right to extend the agreement under the same terms for up to a maximum period of three years after the expiration of the original term. In 2010, we entered into two amendments with Acxiom extending the initial term of the agreement by a total of eight months until June 2015. We retain the right to extend the agreement for up to three years after the expiration of this amended term. Payments to Acxiom over the amended initial contract term based on contract volumes will aggregate to approximately $320 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work. Payments made for the provision of such services in 2010 did not differ materially from payments that were expected to be made under our prior arrangement with CSC. However, we anticipate savings to be generated over the life of the contract.

In December 2009, we signed a three-year data maintenance and support agreement with Acxiom. Payments over the contract term will aggregate approximately $5 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

Additionally, in 2010, we engaged Acxiom to provide services related to our Strategic Technology Investment totaling approximately $6 million in the year.

We incurred costs of approximately $93 million, $43 million, and $8 million under all of these agreements for the years ended December 31, 2010, 2009 and 2008, respectively. Total payments to Acxiom over the remaining terms of the above contracts will aggregate to approximately $239 million.

Convergys Customer Management Group

In December 2010, we entered into a six-year business process outsourcing agreement effective January 1, 2011, with Convergys Customer Management Group ("CCMG") in order to enhance our customer contact center solution.

CCMG will be transitioning contact center services previously outsourced principally to IBM as well as certain other smaller providers.

(Tabular dollar amounts in millions, except per share data)

The transition of services to CCMG is based on a phased migration of business volume to CCMG commencing in the second quarter of 2011 and will be substantially completed during 2011. Services will be primarily provided from CCMG locations in Omaha, Nebraska, the Philippines and India, on the basis of our requirements.

The primary scope of the agreement includes the following services for our North America business: (i) Inbound Customer Service, which principally involves the receipt of, response to, and resolution of inquiries received from customers; (ii) Outbound Customer Service, which principally involves the collection, compilation and verification of information contained in our databases; and (iii) Data Update Service, which principally involves the bulk or discrete updates to the critical data elements about companies in our databases.

The agreement also specifies service level commitments required of Convergys for achievement of our customer satisfaction targets and a methodology for calculating credits to us if Convergys fails to meet certain service levels. In addition, Convergys's performance under the agreement will be measured in part by our overall satisfaction of the program as measured by a customer satisfaction survey of our key internal business partners.

Aggregate expenditures during the six year term of the agreement are expected to be approximately $135 million. After the first three years of service by Convergys, we have the right to terminate for convenience any or all of the services provided under the agreement upon one hundred eighty days prior written notice, and without incurring a termination fee.

The following table quantifies our future contractual obligations as discussed above as of December 31, 2010.

Contractual Obligations	2011	2012	2013	2014	2015	Thereafter	Total
Operating Leases	$ 30.3	$24.1	$17.1	$12.7	$12.1	$31.9	$128.2
Obligations to Outsourcers	$113.0	$96.5	$80.9	$73.0	$46.1	$23.2	$432.7

The table above excludes pension obligations for which funding requirements are uncertain, excludes long-term contingent liabilities and excludes unrecognized tax benefits. Our obligations with respect to pension and postretirement medical benefit plans are described in Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K. Our long-term contingent liabilities with respect to tax and legal matters are discussed in Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to senior notes and credit facilities are discussed in Note 6 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to spin-off obligations are discussed in Note 15 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to unrecognized tax benefits are discussed in Note 5 to our consolidated financial statements included in this Annual Report on Form 10-K.

Note 13. Contingencies

We are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in our consolidated financial statements. In other instances, we are unable to make a reasonable estimate of any liability because of the uncertainties related to the probability of the outcome and/or amount or range of loss. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly. It is possible that the ultimate resolution of our liabilities and contingencies could be at amounts that are different from our currently recorded reserves and that such differences could be material.

(Tabular dollar amounts in millions, except per share data)

Based on our review of the latest information available, we believe our ultimate liability in connection with pending tax and legal proceedings, claims and litigation will not have a material effect on our results of operations, cash flows or financial position, with the possible exception of the matters described below.

In order to understand our exposure to the potential liabilities described below, it is important to understand the relationship between us and Moody's Corporation, our predecessors and other parties that, through various corporate reorganizations and contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, the Company then known as The Dun & Bradstreet Corporation ("D&B1") separated through a spin-off into three separate public companies: D&B1, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant") (the "1996 Distribution"). This was accomplished through a spin-off by D&B1 of its stock in ACNielsen and Cognizant. In June 1998, D&B1 separated through a spin-off into two separate public companies: D&B1, which in June 1998 changed its name to R.H. Donnelley Corporation and which, in January 2010, changed its name to Dex One Corporation ("Donnelley/D&B1"), and a new company named The Dun & Bradstreet Corporation ("D&B2") (the "1998 Distribution"). During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated ("IMS") and Nielsen Media Research, Inc. ("NMR") (the "1998 Cognizant Distribution"). (NMR was subsequently acquired by VNU BV, and in 2008 VNU changed its name to The Nielsen Company BV ("Nielsen").) In September 2000, D&B2 separated through a spin-off into two separate public companies: D&B2, which changed its name to Moody's Corporation ("Moody's" and also referred to elsewhere in this Annual Report on Form 10-K as "Moody's/D&B2"), and a new company named The Dun & Bradstreet Corporation ("we" or "D&B3" and also referred to elsewhere in this Annual Report on Form 10-K as "D&B") (the "2000 Distribution").

Tax Matters

Moody's and its predecessors entered into global tax-planning initiatives in the normal course of business, principally through tax-free restructurings of both their foreign and domestic operations. We undertook contractual obligations to be financially responsible for a portion of certain liabilities arising from certain historical tax-planning initiatives.

As we last disclosed in our Annual Report on Form 10-K for the year ended December 31, 2008, we made a deposit to the IRS of $39.8 million in order to stop the accrual of statutory interest on additional taxes allegedly due for the 1997-2002 tax years. In 2007, we requested the return of that deposit. The IRS applied $16 million of our deposit in satisfaction of deficiencies it assessed for tax years 1997, 1998, 2001 and 2002 and returned the balance of the deposit to us. We have pursued refunds for a portion of the $16 million. In May 2010, the IRS refunded $5.2 million to us for the 1997 tax year (which included interest of approximately $2.5 million, resulting in a gain of approximately $4.9 million, net of tax, which is included in Provision for Income Taxes in our Consolidated Statement of Operations). Additionally, on November 19, 2010, the IRS Joint Committee approved refunds for 2001 and 2002. The refunds together will total approximately $9.6 million (which includes interest of approximately $1.8 million, resulting in a gain of approximately $8.9 million, net of tax, which is also included in Provision for Income Taxes in our Consolidated Statement of Operations). We expect to receive the cash in the first quarter of 2011. This is the final refund relating to this matter and we no longer expect to report on this matter in future periods.

Quality Education Data

On May 7, 2010, the FTC filed an administrative complaint against D&B alleging the acquisition of QED in February 2009 violated the federal antitrust laws. On May 26, 2010, we filed an answer to the complaint, denying

(Tabular dollar amounts in millions, except per share data)

any liability under the antitrust laws arising from the acquisition. On August 12, 2010, D&B entered into a Consent Agreement with the FTC settling this matter. The final Order reflecting the Consent Agreement and ending the administrative litigation was approved by the FTC on September 10, 2010. Pursuant to the Order, we sold an updated version of the original QED K-12 database, QED trade names and marks, and proprietary QED software acquired in connection with the QED acquisition to a third party and agreed not to enforce certain restrictive covenants against employees who accepted employment with such third party. We also agreed to give certain customers the option of terminating, without penalty, certain contracts they have with us at the request of the customer to consider alternative sources of K-12 data.

Legal Proceedings

Hoover's—Initial Public Offering Litigation

On November 15, 2001, a putative shareholder class action lawsuit was filed against Hoover's Inc. ("Hoover's"), certain of its then current and former officers and directors (the "Individual Defendants"), and one of the underwriters of Hoover's July 1999 initial public offering ("IPO"). The lawsuit was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of Hoover's stock between July 20, 1999 and December 6, 2000. The operative complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 against Hoover's and the Individual Defendants. Plaintiffs allege that the underwriter allocated stock in Hoover's IPO to certain investors in exchange for commissions and agreements by those investors to make additional purchases of stock in the aftermarket at prices above the IPO price. Plaintiffs allege that the prospectus for Hoover's IPO was false and misleading because it did not disclose these arrangements.

The defense of the action is being coordinated with more than 300 other nearly identical actions filed against other companies. The parties in the approximately 300 coordinated cases, including ours, reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Hoover's. On October 6, 2009, the Court granted final approval to the settlement. Two objectors to the settlement are proceeding with appeals to the Second Circuit.

Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter. No amount in respect of any potential judgment in this matter has been accrued in our consolidated financial statements.

Other Matters

In addition, in the normal course of business, and including without limitation, our merger and acquisition activities and financing transactions, D&B indemnifies other parties, including customers, lessors and parties to other transactions with D&B, with respect to certain matters. D&B has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. D&B has also entered into indemnity obligations with its officers and directors of the Company. Additionally, in certain circumstances, D&B issues guarantee letters on behalf of our wholly-owned subsidiaries for specific situations. It is not possible to determine the maximum potential amount of future payments under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by D&B under these agreements have not had a material impact on our consolidated financial statements.

(Tabular dollar amounts in millions, except per share data)

Note 14. Segment Information

The reportable segments reported below are our segments for which separate financial information is available and upon which operating results are evaluated by management on a timely basis to assess performance and to allocate resources. Our customer solution sets are D&B Risk Management Solutions™, D&B Sales & Marketing Solutions™ and D&B Internet Solutions®. Inter-segment sales are immaterial and no single customer accounted for 10% or more of our total revenue. For management reporting purposes, we evaluate business segment performance before restructuring charges because restructuring charges are not a component of our ongoing income or expenses and may have a disproportionate positive or negative impact on the results of our ongoing underlying business. Additionally, transition costs, which are period costs such as consulting fees, costs of temporary employees, relocation costs and stay bonuses incurred to implement our Financial Flexibility initiatives, are not allocated to our business segments.

	For the Years Ended December 31,		
	2010	2009	2008
Revenue:			
North America	$1,229.5	$1,239.4	$1,282.5
International	414.2	355.4	314.4
Consolidated Core	1,643.7	1,594.8	1,596.9
Divested Businesses	32.9	92.2	129.4
Consolidated Total	$1,676.6	$1,687.0	$1,726.3
Operating Income (Loss):			
North America	$ 452.2	$ 482.5	$ 513.3
International	71.6	81.1	70.9
Total Divisions	523.8	563.6	584.2
Corporate and Other(1)	(114.7)	(99.1)	(114.5)
Consolidated Total	409.1	464.5	469.7
Non-Operating Income (Expense), Net	(21.2)	(32.0)	(30.8)
Income from Continuing Operations Before Provision for Income Taxes and Equity in Net Income of Affiliates	$ 387.9	$ 432.5	$ 438.9
Depreciation and Amortization(2):			
North America	$ 43.8	$ 42.1	$ 44.3
International	21.6	14.6	13.1
Total Divisions	65.4	56.7	57.4
Corporate and Other	2.7	1.4	1.1
Consolidated Total	$ 68.1	$ 58.1	$ 58.5
Capital Expenditures(3):			
North America	$ 2.9	$ 5.7	$ 5.7
International	1.8	2.1	5.6
Total Divisions	4.7	7.8	11.3
Corporate and Other	4.8	1.4	0.5
Consolidated Total	$ 9.5	$ 9.2	$ 11.8
Additions to Computer Software and Other Intangibles(4):			
North America	$ 35.4	$ 41.3	$ 37.2
International	13.2	12.7	10.1
Total Divisions	48.6	54.0	47.3
Corporate and Other	7.8	2.1	0.4
Consolidated Total	$ 56.4	$ 56.1	$ 47.7

(Tabular dollar amounts in millions, except per share data)

	For the Years Ended December 31,		
	2010	2009	2008
Assets:			
North America	$ 798.5	$ 815.0	$ 774.6
International	811.1	672.7	540.0
Total Divisions	1,609.6	1,487.7	1,314.6
Corporate and Other (primarily taxes)	295.9	261.7	271.4
Consolidated Total	$1,905.5	$1,749.4	$1,586.0
Goodwill(5):			
North America	$ 266.3	$ 266.1	$ 244.7
International	333.4	174.7	152.9
Consolidated Total	$ 599.7	$ 440.8	$ 397.6

(1) The following table itemizes "Corporate and Other":

	At December 31,		
	2010	2009	2008
Corporate Costs	$ (56.8)	$(59.5)	$ (70.7)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(6.6)	(16.5)	(12.4)
Restructuring Expense	(14.8)	(23.1)	(31.4)
Strategic Technology Investment	(36.5)	—	—
Total Corporate and Other	$(114.7)	$(99.1)	$(114.5)

(2) Includes depreciation and amortization of Property, Plant and Equipment, Computer Software and Other Intangibles.

Depreciation and amortization in International increased $7.0 million for the year ended December 31, 2010 as compared to December 31, 2009. This increase was primarily driven by the acquisition of D&B Australia in the third quarter of 2010 and the acquisition of ICC in the third quarter of 2009. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

(3) Capital expenditures in North America decreased $2.8 million for the year ended December 31, 2010 as compared to December 31, 2009. This decrease was primarily driven by reduced capital expenditures in the United States.

Capital expenditures in International decreased $3.5 million for the year ended December 31, 2009 as compared to December 31, 2008. This decrease was primarily driven by our divestiture of the domestic portion of our Italian operations.

(4) Additions to computer software and other intangibles in North America decreased $5.9 million for the year ended December 31, 2010 as compared to December 31, 2009. This decrease was driven by reduced expenditures in the United States.

Additions to computer software and other intangibles in North America increased $4.1 million for the year ended December 31, 2009 as compared to December 31, 2008. This increase was driven by computer software projects.

Additions to computer software and other intangibles in Corporate and Other increased $5.7 million for the year ended December 31, 2010 as compared to December 31, 2009. This increase was primarily driven by our Strategic Technology Investment program aimed at strengthening our leading position in commercial data and improving our current technology platform to meet the emerging needs of customers.

(5) The increase in goodwill in International to $333.4 million at December 31, 2010 from $174.7 million at December 31, 2009 is primarily attributable to the goodwill associated with the acquisition of D&B Australia as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and offset by the negative impact of foreign currency translation.

The increase in goodwill in International to $174.7 million at December 31, 2009 from $152.9 million at December 31, 2008 was primarily due to goodwill associated with the acquisition of RoadWay as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and the positive impact of foreign currency translation, partially offset by purchase accounting adjustments for customer relationship intangible assets attributable to the consolidation of our majority owned joint venture in Dun & Bradstreet Information Services India Private Limited ("D&B India") and the sale of our domestic Italian operations.

(Tabular dollar amounts in millions, except per share data)

The increase in goodwill in North America to $266.1 million at December 31, 2009 from $244.7 million at December 31, 2008 is primarily attributable to the acquisition of QED as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and the impact of foreign currency translation.

Supplemental Geographic and Customer Solution Set Information:

	At December 31,		
	2010	2009	2008
Long-Lived Assets(6):			
North America	$ 505.7	$494.5	$455.3
International	528.3	299.8	237.6
Consolidated Total	$1,034.0	$794.3	$692.9

(6) The increase in long-lived assets in North America to $505.7 million at December 31, 2010 from $494.5 million at December 31, 2009 is primarily attributable to the increase in other receivables offset by a decrease in intangible assets resulting from the impairment of our Purisma product and QED acquisition. The increase in long-lived assets in North America to $494.5 million at December 31, 2009 from $455.3 million at December 31, 2008 is primarily attributable to the acquisitions as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and computer software additions.

The increase in long-lived assets in International to $528.3 million at December 31, 2010 from $299.8 million at December 31, 2009 is primarily attributable to the D&B Australia acquisition as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K. The increase in long-lived assets in International to $299.8 million at December 31, 2009 from $237.6 million at December 31, 2008 is primarily attributable to the acquisitions as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K, computer software additions, and foreign currency translation.

	For the Years Ended December 31,		
	2010	2009	2008
Customer Solution Set Revenue:			
North America:			
Risk Management Solutions	$ 731.5	$ 739.3	$ 743.6
Sales & Marketing Solutions	386.5	385.5	418.3
Internet Solutions	111.5	114.6	120.6
North America Core Revenue	1,229.5	1,239.4	1,282.5
Divested Business(7)	32.9	70.3	81.7
Total North America Revenue	1,262.4	1,309.7	1,364.2
International:			
Risk Management Solutions	305.2	262.9	245.1
Sales & Marketing Solutions	105.6	89.1	65.0
Internet Solutions	3.4	3.4	4.3
International Core Revenue	414.2	355.4	314.4
Divested Business(7)	—	21.9	47.7
Total International Revenue	414.2	377.3	362.1
Consolidated Total:			
Risk Management Solutions	1,036.7	1,002.2	988.7
Sales & Marketing Solutions	492.1	474.6	483.3
Internet Solutions	114.9	118.0	124.9
Core Revenue	1,643.7	1,594.8	1,596.9
Divested Businesses(7)	32.9	92.2	129.4
Consolidated Total Revenue	$1,676.6	$1,687.0	$1,726.3

(7) On July 30, 2010, we sold substantially all of the assets and liabilities of our North American Self Awareness Solution business. This sale has been classified as a "Divestiture." Our divested business contributed 2%, 4%, and 5% of our total revenue for the years ended December 31, 2010, 2009, and 2008, respectively.

(Tabular dollar amounts in millions, except per share data)

On May 29, 2009, we completed the sale of substantially all the assets and liabilities of the domestic portion of our Italian operations. This sale has been classified as a "Divestiture." Our divested business had no contribution to our total revenue for the year ended December 31, 2010, and 1% and 3% of our total revenue for each of the years ended December 31, 2009 and 2008, respectively.

The following table represents divested revenue by solutions set:

	For the Years Ended December 31,		
	2010	2009	2008
Divested Businesses:			
Risk Management Solutions	$32.0	$88.3	$122.3
Sales & Marketing Solutions	—	3.2	7.1
Internet Solutions	0.9	0.7	—
Total Divested Revenue	$32.9	$92.2	$129.4

Note 15. Supplemental Financial Data

Other Accrued and Current Liabilities:

	At December 31,	
	2010	2009
Restructuring Accruals	$ 9.4	$ 14.5
Professional Fees	32.6	37.3
Operating Expenses	35.9	32.0
Spin-Off Obligation(1)	23.0	21.5
Other Accrued Liabilities	64.8	68.1
	$165.7	$173.4

(1) In 2000, as part of a spin-off transaction under which Moody's and D&B became independent of one another, Moody's and D&B entered into a Tax Allocation Agreement ("TAA"). Under the TAA, Moody's and D&B agreed that Moody's would be entitled to deduct the compensation expense associated with the exercise of Moody's stock options (including Moody's stock options exercised by D&B employees) and D&B would be entitled to deduct the compensation expense associated with the exercise of D&B stock options (including D&B stock options exercised by employees of Moody's). Put simply, the tax deduction would go to the company that granted the stock options, rather than to the employer of the individual exercising the stock options. In 2002 and 2003, the IRS issued rulings that clarified that, under the circumstances applicable to Moody's and D&B, the compensation expense deduction belongs to the employer of the option grantee and not to the issuer of the option (e.g., D&B would be entitled to deduct the compensation expense associated with D&B employees exercising Moody's options and Moody's would be entitled to deduct the compensation expense associated with Moody's employees exercising D&B options). We have filed tax returns for 2001 through 2009, and made estimated tax deposits for 2010, consistent with the IRS' rulings. We may be required to reimburse Moody's for the loss of compensation expense deductions relating to tax years 2006 to 2010 of approximately $23.0 million in the aggregate for such years. In 2005 and 2006, we paid Moody's approximately $30.1 million in the aggregate, which represented the incremental expense in tax benefits realized by D&B for tax years 2003-2005 from using the filing method consistent with the IRS' rulings. We did not make any further payments to Moody's since the first quarter of 2006 with respect to this issue. In a letter dated September 10, 2010, Moody's asserted that D&B owed Moody's an additional amount of approximately $2.8 million, plus interest, as a result of the parties' use of

(Tabular dollar amounts in millions, except per share data)

the filing method consistent with the IRS' rulings for 2003-2005. In November 2010, Moody's and D&B agreed to settle the dispute for a further payment to Moody's of $2.5 million, which we paid in February 2011. While not material, we may also be required to pay, in the future, amounts in addition to the approximately $23.0 million referenced above based upon interpretations by the parties of the TAA and the IRS rulings.

Property, Plant and Equipment at cost—Net:

	At December 31,	
	2010	2009
Land	$ 6.1	$ 6.1
Buildings	32.3	32.3
Furniture and Equipment	72.6	74.7
	111.0	113.1
Less: Accumulated Depreciation	68.9	68.1
	42.1	45.0
Leasehold Improvements, less:		
Accumulated Amortization of $12.6 and $12.5	11.0	8.6
	$ 53.1	$ 53.6

Other Income (Expense)—Net:

	For the Years Ended December 31,		
	2010	2009	2008
Effect of Legacy Tax Matters(2)	$ (0.4)	$ 1.0	$ 1.2
Gain on Disposal of North American Self Awareness Solutions Business(3)	23.1	—	—
One-Time Gain on Hedge of Purchase Price on the Australia Acquisition(4)	3.4	—	—
Gain on Disposal of Italian Domestic Business(5)	—	6.5	—
Settlement of Legacy Tax Matter Arbitration(6)		4.1	8.1
Legacy Tax Matter Related to the Settlement of 2003 Tax Year(7)	—	—	(7.7)
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd. Joint Venture(8)	—	—	0.6
Miscellaneous Other Income (Expense)—Net(9)	(3.4)	(0.9)	2.9
Other Income (Expense)—Net	$22.7	$10.7	$ 5.1

(2) Effect of Legacy Tax Matters decreased for the year ended December 31, 2010, compared to the year ended December 31, 2009, primarily due to an agreement to pay Moody's Corporation $2.5 million as it relates to the Tax Allocation Agreement, which we paid in February 2011.

(3) During the year ended December 31, 2010, we recognized a gain from the divestiture of our North American Self Awareness Solution business. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K.

(4) During the year ended December 31, 2010, we recognized a gain resulting from a hedge on the purchase price of D&B Australia during the third quarter of 2010. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

(Tabular dollar amounts in millions, except per share data)

(5) During the year ended December 31, 2009, we recognized a gain as a result of the divestiture of the domestic portion of our Italian operations. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K.

(6) During the years ended December 31, 2009 and 2008, we recognized gains on the receipt of awards related to Legacy Tax Matters.

(7) During the year ended December 31, 2008, we recognized the reduction of a contractual receipt under the Tax Allocation Agreement between Moody's Corporation and D&B as it relates to the expiration of the statute of limitations.

(8) During the year ended December 31, 2008, we entered into an agreement with HC International Inc. and established two joint venture companies including Beijing D&B HuiCong Market Research Co., Ltd. and Beijing HuiCong Market Research Co. Ltd., in which D&B has a 60% and 30% ownership interest, respectively. We recognized a gain of $0.6 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(9) Miscellaneous Other Income (Expense)—Net decreased for the year ended December 31, 2010, compared to the year ended December 31, 2009, primarily due to the premium payment of $3.7 million made for the redemption of the 2011 Notes. Miscellaneous Other Income (Expense)—Net decreased for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to the negative impact of foreign exchange.

Computer Software and Goodwill:

	Computer Software	Goodwill
January 1, 2009	$ 96.0	$397.6
Additions at cost	57.6	—
Amortization	(35.0)	—
Acquisitions/Joint Ventures	—	39.5
Other(10)	0.6	3.7
December 31, 2009	119.2	440.8
Additions at cost	56.2	—
Amortization	(40.1)	—
Acquisitions(11)	0.8	152.5
Write-offs(12)	(7.8)	—
Other(13)	(0.4)	6.4
December 31, 2010	$127.9	$599.7

(10) Goodwill—Primarily due to foreign currency fluctuations offset by purchase accounting adjustments related to D&B India, HC International, Inc./D&B China Joint Venture and the sale of the domestic portion of our Italian operations.

(11) Computer Software and Goodwill—Amounts due to the purchase of D&B Australia. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

(12) Computer Software—Amount due to the write-off of computer software related to our Purisma product.

(13) Goodwill—Primarily due to the impact of foreign currency fluctuations.

(Tabular dollar amounts in millions, except per share data)

Other Intangibles (included in Non-Current Assets):

	Customer Relationships	Trademarks, Patents and Other	Total
January 1, 2009	$12.9	$ 52.4	$ 65.3
Acquisitions	—	38.1	38.1
Additions	—	0.7	0.7
Amortization	(1.5)	(10.9)	(12.4)
Write-offs(14)	—	(3.0)	(3.0)
Other(15)	1.0	1.5	2.5
December 31, 2009	12.4	78.8	91.2
Acquisitions(16)	27.5	38.7	66.2
Additions(17)	—	5.6	5.6
Amortization	(2.2)	(13.3)	(15.5)
Write-offs(18)	—	(13.2)	(13.2)
Other(19)	3.1	2.4	5.5
December 31, 2010	$40.8	$ 99.0	$139.8

(14) Amount due to the write-off of certain other intangibles related to Visible Path.

(15) Primarily due to the impact of foreign currency fluctuations.

(16) Amount attributable to other intangibles acquired through the purchase of D&B Australia. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

(17) Amount primarily attributable to certain other intangibles related to new product offering.

(18) Amount due to the write-off of certain other intangibles related to our Purisma product and QED acquisition.

(19) Amount due to the impact of foreign currency fluctuations.

Allowance for Doubtful Accounts:

January 1, 2008	$ 19.0
Additions charged to costs and expenses	10.2
Write-offs	(10.5)
Other	(1.3)
December 31, 2008	17.4
Additions charged to costs and expenses	19.5
Acquisitions	0.5
Write-offs	(17.1)
Divestitures	(4.9)
Other	0.1
December 31, 2009	15.5
Additions charged to costs and expenses	21.8
Acquisitions	—
Write-offs	(20.5)
Divestitures	—
Other	0.7
December 31, 2010	$ 17.5

(Tabular dollar amounts in millions, except per share data)

Deferred Tax Asset Valuation Allowance:

January 1, 2008	$48.9
Additions charged (credited) to costs and expenses	6.6
Additions charged (credited) due to foreign currency fluctuations	(4.8)
Additions charged (credited) to other accounts	(7.0)
December 31, 2008	43.7
Additions charged (credited) to costs and expenses	(5.2)
Additions charged (credited) due to foreign currency fluctuations	5.9
Additions charged (credited) to other accounts	(3.2)
December 31, 2009	41.2
Additions charged (credited) to costs and expenses	(0.4)
Additions charged (credited) due to foreign currency fluctuations	(1.7)
Additions charged (credited) to other accounts	(0.3)
December 31, 2010	$38.8

Note 16. Quarterly Financial Data (Unaudited)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2010					
Operating Revenue:					
North America	$304.9	$300.9	$305.6	$351.0	$1,262.4
International	92.3	96.4	94.8	130.7	414.2
Consolidated Operating Revenue	$397.2	$397.3	$400.4	$481.7	$1,676.6
Operating Income (Loss):					
North America	$105.3	$ 98.4	$ 93.5	$155.0	$ 452.2
International	13.4	19.3	14.4	24.5	71.6
Total Divisions	118.7	117.7	107.9	179.5	523.8
Corporate and Other(1)	(25.4)	(27.2)	(32.9)	(29.2)	(114.7)
Consolidated Operating Income	$ 93.3	$ 90.5	$ 75.0	$150.3	$ 409.1
Net Income	45.8	56.4	56.8	91.9	250.9
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	1.2	(0.4)	(0.3)	0.7	1.2
Net Income Attributable to D&B	$ 47.0	$ 56.0	$ 56.5	$ 92.6	$ 252.1
Basic Earnings Per Share of Common Stock Attributable to D&B Common Shareholders(2)	$ 0.93	$ 1.12	$ 1.13	$ 1.86	$ 5.03
Diluted Earnings Per Share of Common Stock Attributable to D&B Common Shareholders(2)	$ 0.92	$ 1.10	$ 1.12	$ 1.85	$ 4.98
Cash Dividends Paid Per Common Share	$ 0.35	$ 0.35	$ 0.35	$ 0.35	$ 1.40

(Tabular dollar amounts in millions, except per share data)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2009					
Operating Revenue:					
North America	$321.2	$320.3	$310.8	$357.4	$1,309.7
International	86.2	96.6	88.2	106.3	377.3
Consolidated Operating Revenue	$407.4	$416.9	$399.0	$463.7	$1,687.0
Operating Income (Loss):					
North America	$123.2	$110.1	$105.4	$143.8	$ 482.5
International	11.6	22.6	17.7	29.2	81.1
Total Divisions	134.8	132.7	123.1	173.0	563.6
Corporate and Other(1)	(20.1)	(22.7)	(30.5)	(25.8)	(99.1)
Consolidated Operating Income	$114.7	$110.0	$ 92.6	$147.2	$ 464.5
Net Income	104.4	77.9	54.7	85.0	322.0
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	(0.2)	(1.1)	(0.7)	(0.6)	(2.6)
Net Income Attributable to D&B	$104.2	$ 76.8	$ 54.0	$ 84.4	$ 319.4
Basic Earnings Per Share of Common Stock Attributable to D&B Common Shareholders(2)	$ 1.95	$ 1.45	$ 1.03	$ 1.63	$ 6.06
Diluted Earnings Per Share of Common Stock Attributable to D&B Common Shareholders(2)	$ 1.93	$ 1.43	$ 1.02	$ 1.61	$ 5.99
Cash Dividends Paid Per Common Share	$ 0.34	$ 0.34	$ 0.34	$ 0.34	$ 1.36

(1) The following table itemizes the components of the "Corporate and Other" category of Operating Income (Loss).

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2010					
Corporate Costs	$(14.0)	$(15.7)	$(16.1)	$(11.0)	$ (56.8)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(2.0)	(2.3)	(1.1)	(1.2)	(6.6)
Restructuring Expense	(4.6)	(1.6)	(3.9)	(4.7)	(14.8)
Strategic Technology Investment	(4.8)	(7.6)	(11.8)	(12.3)	(36.5)
Total Corporate and Other	$(25.4)	$(27.2)	$(32.9)	$(29.2)	$(114.7)
2009					
Corporate Costs	$(14.4)	$(14.7)	$(14.3)	$(16.1)	$ (59.5)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(4.4)	(5.2)	(4.0)	(2.9)	(16.5)
Restructuring Expense	(1.3)	(2.8)	(12.2)	(6.8)	(23.1)
Total Corporate and Other	$(20.1)	$(22.7)	$(30.5)	$(25.8)	$ (99.1)

(Tabular dollar amounts in millions, except per share data)

(2) The number of weighted average shares outstanding changes as common shares are issued for employee benefit plans and other purposes or as shares are repurchased. For this reason, the sum of quarterly earnings per share may not be the same as earnings per share for the year.

Note 17. Divestitures and Discontinued Operations

Divestitures

North American Self Awareness Solution Business

On July 30, 2010, we sold substantially all of the assets and liabilities of our North American Self Awareness Solution business. The sale is part of a strategic relationship whereby the buyer will operate the acquired business under the name of Dun & Bradstreet Credibility Corp. and distribute certain D&B-branded products primarily to the micro customer segment. Under the terms of the agreement, we received $10 million in cash at closing and we are entitled to annual royalty payments from the buyer for data and brand licensing.

During the year ended December 31, 2010, we recorded a pre-tax gain of $23.1 million from the sale in Other Income (Expense)—Net in the consolidated statement of operations.

Our North American Self Awareness Solutions business provided credit on self products for small and micro businesses. This transaction provided us with the ability to better focus our resources on our core customer segments and maximize shareholder value.

Domestic Portion of Italian Operations

On May 29, 2009, we completed the sale of substantially all of the assets and liabilities of the domestic portion of our Italian operations to CRIF, S.p.A. ("CRIF") for $12.2 million (including a working capital adjustment of $1.2 million), which was a part of our International segment. We also entered into a ten-year commercial arrangement to provide CRIF with global data for its Italian customers. This arrangement had aggregate future cash payments of approximately $130 million. In addition, this transaction allowed us to improve the quality of the data we provide to our global customers seeking information on Italian customers.

We recorded a pre-tax gain of $6.5 million from the sale in Other Income (Expense)—Net in the consolidated statement of operations for the year ended December 31, 2009. During the year ended December 31, 2010 we recorded an adjustment of $3.0 million to our divested net assets. As of December 31, 2010, we have received all cash payments. Our domestic Italian operations generated approximately $48 million in revenue and approximately $1 million in operating income in 2008.

Discontinued Operations

On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We have reflected the results of this business as discontinued operations in the consolidated statement of operations for all periods presented. We have recorded the resulting gain of $0.4 million (both pre-tax and after-tax) from the sale in the first quarter of 2008 in the consolidated statement of operations.

(Tabular dollar amounts in millions, except per share data)

	For the Year Ended December 31, 2008
Revenue	$ 4.1
Operating Income	$ 0.7
Non-Operating Income (Expense)—Net	—
Income before Provision for Income Taxes	0.7
Provision for Income Taxes	—
Income from Discontinued Operations, Net of Income Taxes	0.7
Net Income	0.7
Less: Net Income Attributable to the Noncontrolling Interest	—
Net Income from Discontinued Operations Attributable to D&B	$ 0.7

Note 18. Subsequent Events

Dividend

On February 2, 2011, we declared a dividend of $0.36 per share for the first quarter of 2011. This cash dividend will be payable on March 16, 2011 to shareholders of record at the close of business on February 28, 2011.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not Applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls

We evaluated the effectiveness of our disclosure controls and procedures ("Disclosure Controls") as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") as of the end of the period covered by this report. This evaluation ("Controls Evaluation") was done with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

Disclosure Controls are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within D&B have been detected. Judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individual acts, by collusion of two or more people, or by management override. The design of a control system is also based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Our Disclosure Controls are designed to provide reasonable assurance of achieving their objectives.

Conclusions Regarding Disclosure Controls

Based upon our Controls Evaluation, our CEO and CFO have concluded that as of the end of our fiscal year ended December 31, 2010, our Disclosure Controls are effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting and Management's Responsibility for Financial Statements are contained in this Annual Report on Form 10-K.

Change in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required to be furnished by this Item 10. "Directors, Executive Officers and Corporate Governance," is incorporated herein by reference from our Notice of Annual Meeting of Stockholders and Proxy Statement to be filed within 120 days after D&B's fiscal year end of December 31, 2010 (the "Proxy Statement").

Item 11. *Executive Compensation*

The information required to be furnished by this Item 11. "Executive Compensation," is incorporated herein by reference from our Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required to be furnished by this Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," is incorporated herein by reference from our Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of December 31, 2010:

Plan Category	(A) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation Plans approved by security holders(1)	2,772,469(2)	$61.79	6,146,730(3)

(1) This table includes information for an equity compensation plan adopted in connection with our separation from Moody's Corporation. As of December 31, 2010, a total of 2,194 deferred performance shares were outstanding. No additional options or other rights may be granted under this plan, with the exception of incremental dividend shares which may be accrued on the outstanding deferred performance shares.

(2) Includes options to purchase 2,526,200 shares of our common stock, restricted stock units with respect to 238,495 shares of our common stock, 5,580 accrued dividend units and deferred performance shares of 2,194 shares of our common stock. This amount does not include 127,841 outstanding shares of restricted common stock.

(3) Includes shares available for future purchases under our ESPP. As of December 31, 2010, an aggregate of 535,667 shares of our common stock were available for purchase under the ESPP.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required to be furnished by this Item 13. "Certain Relationships and Related Transactions and Director Independence," is incorporated herein by reference from our Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required to be furnished by this Item 14. "Principal Accountant Fees and Services," is incorporated herein by reference from our Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) List of documents filed as part of this report.

(1) *Financial Statements.*

See Index to Financial Statements and Schedules in Part II, Item 8. on this Form 10-K.

(2) *Financial Statement Schedules.*

None.

(3) Exhibits.

See Index to Exhibits in this Annual Report on Form 10-K.

(b) Exhibits.

See Index to Exhibits in this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2011.

The Dun & Bradstreet Corporation (Registrant)

By: /s/ SARA MATHEW

Sara Mathew
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities set forth next to their names, on March 1, 2011.

Signature	Capacity
/s/ SARA MATHEW **Sara Mathew**	Chairman and Chief Executive Officer (principal executive officer)
/s/ ANASTASIOS G. KONIDARIS **Anastasios G. Konidaris**	Senior Vice President and Chief Financial Officer (principal financial officer)
/s/ ANTHONY PIETRONTONE JR. **Anthony Pietrontone Jr.**	Principal Accounting Officer and Corporate Controller
/s/ AUSTIN A. ADAMS **Austin A. Adams**	Director
/s/ JOHN W. ALDEN **John W. Alden**	Director
/s/ CHRISTOPHER J. COUGHLIN **Christopher J. Coughlin**	Director
/s/ JAMES N. FERNANDEZ **James N. Fernandez**	Director
/s/ SANDRA E. PETERSON **Sandra E. Peterson**	Director
/s/ MICHAEL R. QUINLAN **Michael R. Quinlan**	Director
/s/ NAOMI O. SELIGMAN **Naomi O. Seligman**	Director
/s/ MICHAEL J. WINKLER **Michael J. Winkler**	Director

INDEX TO EXHIBITS

3. Articles of Incorporation and By-laws

3.1 Restated Certificate of Incorporation of the Registrant, as amended effective October 1, 2000 (incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

3.2 Certificate of Designation for the Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit A to the Rights Agreement, dated as of August 15, 2000, between the Registrant (f.k.a. The New D&B Corporation) and Computershare Limited (f.k.a. EquiServe Trust Company, N.A.), as Rights Agent, included as Exhibit 1 to the Registrant's Registration Statement on Form 8-A, file number 1-15967, filed September 15, 2000).

3.3 The Dun & Bradstreet Corporation Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 24, 2009).

3.4 Third Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 11, 2009).

4. Instruments Defining the Rights of Security Holders, Including Indentures

4.1 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 10, file number 1-15967, filed September 11, 2000).

4.2 Underwriting Agreement, dated as of March 27, 2008 among The Dun & Bradstreet Corporation, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 1, 2008).

4.3 Form of 6.00% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 1, 2008).

4.4 Underwriting Agreement, dated as of November 17, 2010 amongst The Dun & Bradstreet Corporation, Barclays Capital Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed November 23, 2010).

4.5 Form of 2.875% Senior Notes due 2015 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed November 23, 2010).

4.6 Five-Year Credit Agreement, dated April 19, 2007, among The Dun & Bradstreet Corporation, the Borrowing Subsidiaries Party thereto, JPMorgan Chase Bank, as Administrative Agent, Bank of Tokyo-Mitsubishi Trust Company and Citicorp USA, Inc., as Syndication Agents, The Bank of New York and Suntrust Bank, as Documentation Agents and the Lenders Party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 19, 2007).

4.7 Indenture, dated as of March 14, 2006, between the Dun & Bradstreet Corporation and The Bank of New York, including the Form of 5.50% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 14, 2006).

10. Material Contracts

10.1 Distribution Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.2 Tax Allocation Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.3 Employee Benefits Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.4 Undertaking of the Registrant (f.k.a. The New D&B Corporation), dated September 30, 2000, to Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.5 Undertaking of the Registrant (f.k.a. The New D&B Corporation), dated September 30, 2000, to R.H. Donnelley Corporation (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.6 Distribution Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).

10.7 Tax Allocation Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).

10.8 Employee Benefits Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).

10.9 Distribution Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(x) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).

10.10 Tax Allocation Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(y) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).

10.11 Employee Benefits Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(z) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).

10.12 Business Process Services Agreement made and effective as of October 15, 2004 by and between the Company and International Business Machines Corporation (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 14, 2005). This Exhibit has been redacted pursuant to a confidentiality request under Rule 24(b)-2 of the Securities Exchange Act of 1934, as amended.

10.13 Technology Services Agreement between the Registrant and Computer Sciences Corporation, dated June 27, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed August 13, 2002).

10.14^ Global Master Services Agreement by and between Dun & Bradstreet, Inc. and Acxiom Corporation, dated July 27, 2006 (Amended and Restated as of June 2, 2008), together with Amendment Number One, thereto, dated November 30, 2008, and Amendment Number Two, thereto, dated May 6, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Amended Quarterly Report on Form 10-Q/A, file number 1-15967, filed October 8, 2009).

10.15^ Statement of Work Number 9 under the Global Master Services Agreement by and between Dun & Bradstreet, Inc. and Acxiom Corporation, dated May 6, 2009 (incorporated by reference to Exhibit 10.2 to the Registrant's Amended Quarterly Report on Form 10-Q/A, file number 1-15967, filed October 8, 2009).

10.16† Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed August 4, 2006).

10.17† Employment Agreement, dated December 31, 2004, between Steven W. Alesio and the Company (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed January 4, 2005).

10.18† Amendment No. 1 to the Employment Agreement between Steven W. Alesio and the Company, dated June 29, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed August 7, 2007).

10.19† Amendment No. 2 to the Employment Agreement between Steven W. Alesio and the Company, dated December 13, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 19, 2007).

10.20† Amendment No. 3 to the Employment Agreement between Steven W. Alesio and the Company, dated December 8, 2008 (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 9, 2008).

10.21† Amendment No. 4 to the Employment Agreement between Steven W. Alesio and the Company, dated December 11, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 11, 2009).

10.22† The Dun & Bradstreet Executive Transition Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.23† Forms of Change in Control Severance Agreements (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.24† Forms of Change in Control Severance Agreements (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.25† Forms of Change in Control Severance Agreements (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 10, 2010).

10.26† The Dun & Bradstreet Career Transition Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.27† Executive Retirement Plan of The Dun & Bradstreet Corporation, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.28† First Amendment to the Executive Retirement Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009), effective August 4, 2009 (incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2010).

10.29† Second Amendment to the Executive Retirement Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009), effective January 1, 2010 (incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2010).

10.30† Pension Benefit Equalization Plan of The Dun & Bradstreet Corporation, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.31† First Amendment to the Pension Benefit Equalization Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009), effective August 4, 2009 (incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2010).

10.32† Supplemental Executive Benefit Plan of The Dun & Bradstreet Corporation, as amended May 1, 2007 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 4, 2007).

10.33† 2000 Dun & Bradstreet Corporation Non-Employee Directors' Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.34† The Dun & Bradstreet Corporation Non-Employee Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.35† The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.36† The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).

10.37† Key Employees' Non-Qualified Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.38† The Dun & Bradstreet Corporation 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 28, 2003).

10.39† 2000 Dun & Bradstreet Corporation Replacement Plan for Certain Directors Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.40† 2000 Dun & Bradstreet Corporation Replacement Plan for Certain Employees Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.28 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.41† The Dun & Bradstreet Corporation Non-Funded Deferred Compensation Plan for Non-Employee Directors (as assumed by the Registrant) (incorporated by reference to Exhibit 10.18 to Moody's Corporation Quarterly Report on Form 10-Q, file number 1-14037, filed October 20, 1999).

10.42† The Dun & Bradstreet Corporation Covered Employee Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.43† The Dun & Bradstreet Corporation Cash Incentive Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 21, 2001).

10.44† Form of Detrimental Conduct Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.45*† Form of Detrimental Conduct Agreement, as amended effective March 25, 2010.

10.46† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.35 to the Registrants' Form 10-K, file number 1-15967, filed February 28, 2007).

10.47† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.48† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).

10.49† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed number 1-15967, filed May 10, 2010).

10.50*† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan.

10.51† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.52† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.53† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).

10.54† Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, dated February 11, 2010, between the Registrant and Steven W. Alesio (incorporated by reference to Exhibit 10.51 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2010).

10.55† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 10, 2010).

10.56*† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan.

10.57† Form of Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.58† Form of Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed February 24, 2010).

10.59*† Form of Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan.

10.60† Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, dated February 11, 2010, between the Registrant and Steven W. Alesio (incorporated by reference to Exhibit 10.54 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2010).

10.61† Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, dated March 1, 2010, between the Registrant and Steven W. Alesio (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed February 24, 2010).

10.62† Form of International Restricted Stock Unit Award Agreement, effective February 23, 2007, under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.63† Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.64† Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).

10.65† Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, as amended February 18, 2010 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed February 24, 2010).

10.66*† Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan.

10.67† Form of Restricted Stock Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.68† Form of Restricted Stock Award Agreement, effective February 23, 2007, under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.69† Form of Restricted Stock Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.70† Form of Restricted Stock Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).

10.71† Form of Stock Option Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.72† Form of Stock Option Award Agreement, effective January 29, 2008, under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2008).

10.73† Form of Restricted Share Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 8, 2004).

10.74† Form of Restricted Stock Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.75† Form of Restricted Stock Unit Award Agreement, effective February 23, 2007, under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.76† Form of Restricted Stock Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

21. Subsidiaries of the Registrant

21.1* Subsidiaries of the Registrant as of December 31, 2010.

23. Consents of Experts and Counsel

23.1* Consent of Independent Registered Public Accounting Firm.

31. Rule 13a-14(a)/15(d)-14(a) Certifications

31.1* Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32. Section 1350 Certifications

32.1* Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. Extensible Business Reporting Language

101** The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2010 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Shareholders' Equity (Deficit), and (v) the Notes to the Consolidated Financial Statements, tagged as block text.

---

* Filed herewith

** Users of this interactive data file are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

† Represents a management contract or compensatory plan

^ Portions of this Exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Board of Directors

Austin A. Adams [1,4]
Retired Executive Vice President and
Corporate Chief Information Officer
JPMorgan Chase (Bank Holding Company)

John W. Alden [2,3]
Retired Vice Chairman
United Parcel Service, Inc.
(Express Package Carrier Company)

Christopher J. Coughlin [1,3]
Retired Executive Vice President and
Chief Financial Officer
Tyco International Ltd.
(Diversified Global Products and
Services Company)

James N. Fernandez [1,2]
Executive Vice President and
Chief Financial Officer
Tiffany & Co. (Retail Jewelry)

Sara Mathew
Chairman and Chief Executive Officer
D&B

Sandra E. Peterson [2,4]
Chairman of the Board of Management
Bayer CropScience AG
(Crop Science Company)

Michael R. Quinlan [2,3]
Chairman Emeritus
McDonald's Corporation
(Global Food Service Retailer)

Naomi O. Seligman [1,4]
Senior Partner
Ostriker von Simson, Inc.
(Consultants on Information Technology)

Michael J. Winkler [3,4]
Retired Executive Vice President,
Customer Solutions Group and
Chief Marketing Officer
Hewlett-Packard Company
(Global Technology Solutions Company)

Board Committees
Audit [1]
Board Affairs [2]
Compensation & Benefits [3]
Innovation & Technology [4]

Global Leadership Team

David T. Clarke
Senior Vice President,
Chief Data Officer

Emanuele A. Conti
Chief Administrative Officer

John Cucci
Executive Vice President,
North America Sales

Michael B. Downing
Senior Vice President,
Strategic Customer Solutions

David J. Emery
President,
Asia Pacific and
International Business Development

Hyune H. Hand
Senior Vice President,
Global Sales and Marketing Solutions

Walter S. Hauck III
Senior Vice President,
Technology and Chief Information Officer

Jeffrey S. Hurwitz
Senior Vice President,
General Counsel and Corporate Secretary

Anastasios G. Konidaris
Senior Vice President and
Chief Financial Officer

Sara Mathew
Chairman and Chief Executive Officer

Joshua L. Peirez
President,
Innovation and Chief Marketing Officer

George I. Stoeckert
President,
North America and Internet Solutions

Richard H. Veldran
Senior Vice President,
Strategy, Corporate Development and
Global Reengineering

Byron C. Vielehr
President,
Global Risk and Analytics

Corporate Office
103 JFK Parkway
Short Hills, NJ 07078-2708
Telephone: 973.921.5500
www.dnb.com

Transfer Agent, Registrar
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252
Telephone: 866.283.6792 (U.S. and Canada)
Telephone: 201.680.6578 (International)
Hearing Impaired: 800.231.5469
www.bnymellon.com/shareowner/isd

Independent Auditors
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Common Stock Information
The Company's common stock (symbol DNB) is listed on the New York Stock Exchange.

Form 10-K and CEO/CFO Certifications
Upon written request, we will provide, without charge, a copy of our Form 10-K for the fiscal year ended December 31, 2010. Requests should be directed to:

D&B
Investor Relations
103 JFK Parkway
Short Hills, NJ 07078-2708

Our Form 10-K is also available on our website at www.dnb.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Annual Meeting of Shareholders
Our Annual Meeting will be held Tuesday, May 3, 2011, at 8:00 am, Eastern Time at The Hilton Short Hills, 41 JFK Parkway, Short Hills, NJ. Detailed information about the meeting is contained in our Notice of 2011 Annual Meeting of Shareholders and Proxy Statement.



Decide with Confidence

D&B
103 JFK Parkway
Short Hills, NJ 07078-2708
Telephone: 973.921.5500
www.dnb.com


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